
11008134



As filed with the Securities and Exchange Commission on October 6, 2011.
File No. 024-10291.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4
TO FORM 1-A 1A
REGULATION A OFFERING STATEMENT

UNDER
THE SECURITIES ACT OF 1933

ZENVAULT MEDICAL CORPORATION

(Exact name of issuer as specified in its charter)

Colorado	7389	27-3255818
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

450 East Happy Canyon Road
Castle Rock, Colorado 80108
(303) 810-7719
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

John C. Botdorf
Chairman of the Board
ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108
(303) 810-7719
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert W. Walter, Esq.
Richardson & Patel, LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
(310) 208-1154—Facsimile

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

This offering circular is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY OFFERING CIRCULAR

9,200,000 Shares


ZENVAULT
MEDICAL

Series A Preferred Stock

ZenVault Medical Corporation is offering up to 9,200,000 shares of our Series A preferred stock (the "Preferred Stock") on a "best efforts" basis directly through its officers and directors, who will not receive any commissions or other remuneration for selling Preferred Stock. The shares will be sold at a price of $.50 per share, for total proceeds of up to $4,600,000. Unless we determine to terminate the offering earlier, the offering will continue until we raise $4,600,000 in proceeds. Funds received in payment for the offered Preferred Stock will be deposited in an escrow account at U.S. Bank, N.A., Denver, Colorado (the "Escrow Agent") and held in escrow until we notify the escrow agent of one or more closings, which notice will indicate the date on which shares of Preferred Stock will be delivered to investors and proceeds released in accordance with the escrow agreement. Subject to the receipt of a minimum of $250,000 in proceeds, the proceeds of this offering will be available to us immediately following each closing. The minimum proceeds may become available to us on or after expiration of the rescission offer described below, which is 30 days from the date of this offering circular. We will bear all expenses of this offering.

We may retain the services of one or more finders or broker-dealers to assist us in selling the Preferred Stock. At the date of this offering circular, we have not entered into any written agreement with, or otherwise engaged, any finders or broker-dealers. If we do so, we will amend or supplement this offering circular to identify the finders or broker-dealers we retain and disclose the compensation each will receive, which will be up to 10% of the gross proceeds of the offering.

Investing in our Preferred Stock involves significant risks. See "Risk Factors" beginning on page 13 to read about factors you should consider before buying our Preferred Stock in this offering

The table below illustrates the minimum and maximum aggregate offering, the maximum compensation we would pay to any finders or broker-dealers we engage, and the proceeds to us before other offering expenses. The actual offering amount, commissions, and proceeds to us are not presently determinable and may be substantially less that the total maximum amounts below.

	Price to Public	**Commissions (1)**	**Proceeds to Issuer or Other Persons (2)**
Per share	$ .50	$ .05	$ .45
Total minimum offering	$ 250,000	$ 25,000	$ 225,000
Total maximum offering	$ 4,600,000	$ 460,000	$ 4,140,000

(1) Please see "Plan of Distribution" beginning on page 64.

(2) Before payment of estimated other offering expenses of $50,000, assuming sale of the minimum offering, and $90,000, assuming sale of the maximum offering, , all of which will be borne by us.

In addition to the offering of the Preferred Stock described above, we are offering, under the terms and conditions described in this offering circular, to rescind (the "Rescission Offer") the prior purchase of 682,000 shares of Series A preferred stock (the "Rescission Shares") by subscribers (the "Prior Subscribers") during the period beginning on February 1, 2011 and terminating on April 22, 2011 (the "Purchase Period").

The Rescission Offer applies only to purchases of Rescission Shares during the Purchase Period. If you are a Prior Subscriber and purchased Rescission Shares during the Purchase Period then, by accepting the Rescission Offer, you are agreeing to resell to us the Rescission Shares you purchased at the price you paid, as of the date that is 30 days from the date of this offering circular (the "Expiration Date"). If you accept the Rescission Offer, you will also receive interest at a rate of 6% per annum on the original purchase price of the Rescission Shares from the date you purchased the Rescission Shares through the Expiration Date. The Rescission Offer will expire at 5:00 p.m., MDT, on **[•]**, 2011, which is the Expiration Date.

A Rescission Offer Election Form is set forth as Exhibit A to this offering circular. You may accept the Rescission Offer by marking the box next to, "I ACCEPT THE RESCISSION OFFER" and returning the Rescission Offer Election Form to us by facsimile transmission at (303) 814-1495, or by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado, 80108. You do not need to take any action to reject the Rescission Offer. If you fail to mark the "I ACCEPT THE RESCISSION OFFER" box and return the Rescission Offer Election Form to us by facsimile transmission or U.S. Postal Service on or before the Expiration Date, you will be deemed by us to have rejected the Rescission Offer. Acceptance or rejection of the Rescission Offer may prevent you from maintaining any action against us based on a claim that we failed to register the Rescission Shares. In addition, any such claim may be barred by applicable statutes of limitation. See "Risk Factors – Your right of rescission under federal or state securities laws, if any, may not survive if you fail to accept the Rescission Offer" on page 23.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" FOR A DISCUSSION OF RISKS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITY OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The date of this offering circular is [•], 2011

TABLE OF CONTENTS

You should rely only on the information contained in this offering circular in making your investment decision. We have not authorized anyone to provide you with additional or different information from that contained in this offering circular. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell shares of our Preferred Stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this offering circular, regardless of its time of delivery or of any sales of shares of our Preferred Stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

By accepting this offering circular, you agree that you will hold the information contained in the offering circular and the transactions contemplated hereby in confidence. You are not permitted to distribute this offering circular to any person, other than a person retained to advise you in connection with the purchase of the Preferred Stock. We reserve the right to reject any offer to purchase the Preferred Stock or any portion thereof, sell less than the maximum number of shares of Preferred Stock described in this offering circular, or allocate to any purchaser less than all of the Preferred Stock for which the investor subscribed.

Unless otherwise indicated or unless the context requires otherwise, all references in this offering circular to "ZenVault," "the "Company," "we," "us," "our," or similar references, mean ZenVault Medical Corporation. References to "ZeroNines" in this offering circular mean ZeroNines Technology, Inc., a related party which developed the Always Available™ business continuity platform that we license, and which will own approximately 33% of our capital stock, on an as-converted basis, on the final closing date of this offering. References to "Z9 Services Group" in this offering circular mean Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines. Please see "Related Party Transactions and Conflicts of Interest" on page 53 for further information about our relationship and transactions with ZeroNines and its subsidiary.

References in this offering circular to the "cloud" or "cloud-based" mean on-demand network access to a shared pool of configurable computing resources such as servers, storage, applications and services that can be rapidly provisioned and that do not require end-user knowledge of the physical location and configuration of the system delivering the services. References in this offering circular to "consumer end users" or "end users" mean consumers who access our portal to manage, view or authorize the sharing of their personal health records. References in this offering circular to "PHR" mean personal health records.

This offering circular and its exhibits may be provided in electronic form to prospective investors. Summaries of documents contained in this offering circular may not be complete, and we refer you to such documents for a more complete understanding of the documents we discuss in this offering circular. Many of these documents are exhibits to this offering circular and may be obtained from us on request. You may also obtain a copy of the escrow agreement by submitting a request to us. This offering circular contains trademarks, service marks, copyrights and trade names of ZenVault, ZeroNines and other companies which are the property of their respective owners.

For investors outside the United States, we have not taken any action that would permit this offering or the possession or distribution of this offering circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this offering circular.

We are responsible for all of the disclosure in this offering circular. Information regarding market and industry statistics contained in this offering circular is based on independent publications, governmental publications, or other independent sources available to us which we believe are accurate.

SUMMARY

The following summary highlights selected information from this offering circular and does not contain all of the information that you should consider before investing in our preferred stock. This offering circular contains information regarding our business and detailed financial information. You should carefully read this entire offering circular, including the factors described under the heading "Risk Factors," and the financial statements and related notes before making an investment decision.

About ZenVault

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We contracted with Z9 Services Group, a related party, for the design and development of our proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture, and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

Our strategy is predicated on our unwavering commitment to empower consumers to securely store, view, and control access to their PHR. Our portal enables consumers with copies of their PHR to scan and upload this information directly to their portal account. Our goal is to transform consumers' ability to view and manage this personal healthcare information through our portal's encrypted, cloud-based, continuously available storage infrastructure that can instantly and securely provision PHR to a consumer's desktop, laptop, smart phone, tablet, or similar device anywhere throughout the world.

Following completion of this offering, we will commence building the next two modules we have designed and expect to add to the ZenVault portal in the second quarter of 2012. The emergency medical services (EMS) module is designed to allow EMS personnel to access permitted PHR (such as known allergies and physician information) from Internet-equipped ambulances, helicopters and other rescue vehicles. The powerful medical professional module is designed for physicians, nurses, physician's assistants, dentists, chiropractors and psychiatrists, and healthcare facilities such as hospitals, clinics, and nursing homes, to quickly upload and store PHR. We expect to equip this module to accept uploads of commonly available formats such as .pdf, .jpg/.jpeg, .txt, png, tiff, rtf, Microsoft Word, and Microsoft Excel, with no need for conversion or customization. These files are expected to include diverse information such as basic patient data, medical history, hospital admittance and release records, medical orders, laboratory test results, examination and evaluation reports, immunization status, and medical images. When completed, the EMS and medical professional modules will mark our successful achievement of several business objectives:

- offering EMS personnel rapid and continuous access to critical information that can accelerate accurate decision-making in the midst of emergencies and disasters;
- offering medical professionals a centralized, content-flexible depository for patient PHR that is secure, reliable, continuously available to the medical professional and consumer, and which will result in medical professionals complying with applicable privacy and PHR regulatory requirements, and
- facilitating the integration of our two planned primary user populations – consumers and medical professionals – onto the single, scalable, software-driven, cloud-based ZenVault portal that will cost-effectively and seamlessly provide bi-directional, synergistic, and concurrent access to PHR by both consumers and authorized medical professionals.

We are fundamentally different from traditional electronic medical records (EMR) and electronic health records (EHR) companies. Today's healthcare marketplace generally defines EMR as the legal patient record created in hospitals and ambulatory environments that is the data source for EHR. EHR is data which is generated and maintained within an institution such as a hospital, clinic or physician office. Unlike many traditional EMR and EHR companies, we are not dependent on legacy software and dedicated hardware systems that EMR and EHR providers often require medical professionals to use for records storage, billing and reimbursement, and imaging. In contrast, our portal is a virtual "open source" storage platform that is designed to accommodate medical records and images stored in the many commonly used digital formats described above. Additionally, dedicated EMR or EHR systems can cost several hundred thousand dollars or far more, meaning cost can be a significant obstacle for small and mid-size medical professional practices and hospitals. In response to competitive pressures, several EMR and EHR companies have recently transitioned to free-access, advertising-based revenue models. We believe most consumers and medical professionals prefer personal health information to appear in an advertising-free environment and will purchase a subscription fee-based cloud storage solution for PHR if it is encrypted, highly secure, flexible, continuously available, and easy-to-use.

In August 2011, we entered into an agreement with ZeroNines under which we were granted 30-year rights to use the ZeroNines Always Available™ business continuity platform for consumer-branded portals and web sites using healthcare, medical, biomedical, insurance, college, legal and personal finance applications. We may evaluate expansion opportunities outside of healthcare and medical applications in the future as our business model evolves, if sufficient capital is then available in order to do so.

Our Sales, Marketing and Revenue Generation Strategies

We intend to rely on resellers, enterprise solutions providers, and institutional customers to market our portal to end users. We refer collectively to resellers, enterprise solutions providers, and institutional customers as strategic partners in this offering circular. Prospective strategic partners have direct access to, or relationships with, large end user populations that we believe will allow us to secure a much larger base of end users than we would otherwise be able to secure through direct marketing efforts. As ZeroNines is actively marketing its Always Available™ business continuity platform to many entities that we believe are prospective ZenVault strategic partners in the PHR storage and management areas, we believe ZeroNines' marketing efforts will afford us crossover marketing opportunities to prospective strategic partners. We do not currently intend to engage in significant end user direct marketing except through low-cost web-based initiatives that are likely to generate a limited number of end users. We have not yet generated any revenues from strategic partner license agreements and have secured only one signed agreement to date. However, we are in early discussions with several prospective strategic partners and intend to continue to expand our marketing efforts directed at prospective strategic partners.

On our introduction of the EMS and medical professional modules in 2012, we expect to inaugurate ZenVault portal storage at an attractive price point for this market as compared to existing EMR and EHR alternatives, particularly for smaller and mid-size medical practices and hospitals. Our marketing strategy for the medical professional market, including prospective strategic partners in this market, will focus on the range of benefits for medical professionals, including:

- continuous access to patient information without location or device limitations;
- encrypted, secure storage of patient records;
- cloud-based network architecture, eliminating fixed costs for hardware and variable programming costs;
- flexible formatting, reducing or eliminating conversion, customization or manual processes associated with many dedicated EMR and EHR systems, thereby reducing administrative costs; and
- how simultaneously providing patient access to PHR is the future of healthcare and can foster improved patient relations, increase patient communication opportunities, and enable rapid collaboration and consulting.

We have designed a flexible revenue generation model that will accommodate our marketing and sales objectives within the consumer and medical professional target markets. In this regard, we have developed revenue sharing and royalty license paradigms for the ZenVault portal and private label portals we intend to make available to prospective strategic partners. We anticipate that certain strategic partners such as corporate or government customers may offer the ZenVault portal to employees and contractors as part of a highly competitive benefit package, while others may wish to make the ZenVault portal available to employees and contractors on a discounted or pass-through, subscription-fee basis. We believe that by continually seeking to add new functionalities and features to the ZenVault portal, we can create a compelling value proposition for our subscribers.

Going forward, we intend to incorporate bi-directional interactive features into our portal that will expand consumer end user PHR management capabilities and increase the attractiveness of our private label offerings. We also intend to seek certification of the ZenVault portal by recognized healthcare and security industry certifying organizations. Because the introduction of the EMS and medical professional modules will significantly expand our base of prospective customers, our focus in 2012 will be on converting prospective strategic partners, EMS providers, and medical professionals to revenue-generating collaborators, positioning us to recruit a diversified base of end users.

The Healthcare Market

The global healthcare market represents one of the world's largest markets. The National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services (HHS) states that total U.S. health spending reached $2.5 trillion in 2009. According to the Organization for Economic Cooperation and Development's (OECD) Health Data 2011, health spending reached an average of 9.5% of worldwide GDP in 2009. Applying the average health spending of 9.5% of GDP in 2009 to the European Union's estimated GDP of $15 trillion, the EU's estimated total 2009 health spending was over $1.4 trillion. Accordingly, we believe that the worldwide market for health spending is comfortably in excess of $4 trillion. Although we are not aware of any statistics citing how many personal medical records are created per healthcare dollar spent, we believe that the multi-trillion dollar worldwide market for healthcare is reflected in the creation of hundreds of millions of medical records each year. In this regard, every visit to a physician or clinic, every hospitalization, every prescription, and every nursing home stay or home healthcare visit creates one or multiple personal medical records.

Our Opportunity

- *Highly Fragmented and Complex Market.* The market for PHR is highly fragmented and complex. Every entity or medical professional that creates or stores EMR and EHR today typically does so on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records.

- *Government Initiatives to Mandate Use of Electronic Health Records.* Both President Obama and former President Bush publicly articulated a goal of implementing EHR fully in the U.S. by 2014. HHS now offers Medicare and Medicaid incentive programs that provide incentive payments to medical professionals, eligible hospitals, and critical access hospitals that adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology. Moreover, the Health Information Technology for Economic and Clinical Health Act, or HITECH, which was enacted as part of the American Recovery and Reinvestment Act of 2009, contains certain financial and other penalties that are currently scheduled to take effect in 2015. These penalties will apply to medical professionals and hospitals that fail to reach the meaningful use standard for electronic medical records related to Medicare and Medicaid services. This combination of financial incentives and penalties can be expected to exercise a powerful influence on the adoption of electronic medical recordkeeping by medical professionals and hospitals in the next two to three years.

- *Mandated Legal and Ethical Confidentiality for PHR.* Medical information confidentiality dates back to the Hippocratic Oath. The modern version of this oath, like its predecessor, continues to view the duty of confidentiality of medical information as a fundamental tenet of medical practice. That confidentiality is now codified in U.S. law under the Health Insurance Portability and Accountability Act (HIPAA) of 1996, or HIPAA, and HITECH. Medical professionals, hospitals and other providers, and consumers wanting access to their PHR are justifiably concerned about entrusting sensitive medical information to electronic systems that might be subject to hacking, internal security breaches, or other fraudulent activity. All healthcare market participants and consumers are therefore seeking assurance that any EMR system utilized by them will have sufficiently robust security measures so as to ensure the complete confidentiality of medical information.

- *Vast Market Size.* According to the National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services, total U.S. health spending reached $2.5 trillion in 2009. The OECD Health Data 2011 estimated that worldwide health spending reached an average of 9.5% of GDP in 2009. If this average is applied to the European Union's collective GDP of $15 trillion in 2009, the implied 2009 health spending in the EU was over $1.4 trillion. While we are not aware of statistics equating health spending to creation of medical records, we believe the size of the worldwide healthcare market evidences the creation and storage of millions of medical records each year. The need to securely digitize, store and retrieve this information in flexible formats and a low-cost environment will drive the search for technology solutions by medical professionals, hospitals and other healthcare providers.

• *Lack of Experienced Healthcare IT Professionals.* As market and government incentives have increased demand for electronic medical recordkeeping, demand for experienced technologists, programmers and system engineers with specialized healthcare knowledge has substantially increased. The legally-required confidentiality of medical information in the U.S. has also impacted demand for IT security professionals in the healthcare market. This demand has resulted in some EMR and EHR providers, hardware vendors, and programming firms being unable to fill hiring demand for seasoned IT professionals with healthcare experience. These difficulties have been compounded by hospitals, clinics and large medical practices seeking to hire experienced IT professionals to manage their IT and EMR systems from the same pool of prospective employees. A secure electronic medical recordkeeping service that is not dependent on localized or contracted IT support and which can be used by non-IT personnel in a flexible and low-cost environment will alleviate the need for legacy system support, costly upgrades, and capital investments that increase IT costs within the healthcare market.

• *Historical Absence of Consumer Orientation and Consumer Desire for Knowledge.* Historically, consumers have had minimal access to their medical records, even though many healthcare decisions are dependent on the data in those records and the information technically belongs to the consumer end user. In addition, there have been instances where healthcare market participants have sought to retain patient medical records for reasons unrelated to patient care, *e.g.*, instances of billing disputes or malpractice litigation. In today's web-based world, consumers are accustomed to using the Internet to access all types of information, including information about health conditions, diseases and available treatment options. As consumers learn about ways in which they can obtain independent and easy access to PHR, it appears likely that demand will develop for this access and knowledge, just as demand grew for web-based information about treatment options when consumers learned of this information source.

• *Increasing Role of the Internet and Mobile Technologies.* Medical professionals and consumers increasingly are turning to the Internet and mobile devices for technology solutions in the storage, handling and retrieval of PHR. While medical professionals have access to the data developed by them, the inability to share this information with other medical professionals and providers on a common platform has increased the costs associated with, and detracted from fully taking advantage of, collaboration and consulting opportunities within the healthcare industry. In addition, the widespread adoption of mobile technologies will lead consumers to begin to expect health-related information to be available on their mobile devices where, when and how they want it.

Risk Factors

Our business is subject to a number of risks of which you should be aware. These risks are described in more detail in the "Risk Factors" section of this offering circular. These risks include:

- There is substantial doubt about our ability to continue as a going concern;
- We are a development stage company that has yet to generate revenue;
- We will require substantial additional capital to execute our business plan;
- Our business model is new and unproven;
- Our business will be subject to competition from other providers of PHR services, and may be subject to competition from entities that license or sublicense the ZeroNines Always Available™ business continuity platform;
- Our business will depend on our ability to protect and exploit our owned and licensed intellectual property;
- If we do not secure strategic partners, we may be unable to generate meaningful revenue and our growth possibilities may be curtailed;
- If security of our portal is compromised, we could lose any strategic partners and end users we secure; and
- We depend substantially on ZeroNines, and the loss of our relationship with ZeroNines for any reason would harm our business.

Corporate Information and History

Our executive offices are located at 450 East Happy Canyon Road, Castle Rock, Colorado 80108, and our telephone number is (303) 814-8121. Additional information about us is available on our website at *www.zenvault.com*. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, part of this offering circular.

From April 2010 until our formation in August 2010, ZeroNines undertook early design and development activities related to the ZenVault portal. We were formed as a corporation on August 17, 2010. Following our formation, we entered into the Design and Build Contract with Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines, under which Z9 agreed to design, build, test and deploy the ZenVault portal. In December 2010, Z9 substantially completed its obligations under the Design and Build Contract. We agreed to pay Z9 a cash purchase price of $620,000 and to issue 4,493,198 shares of Series B Preferred Stock to ZeroNines as consideration for the work performed by Z9 under the Design and Build Contract. That stock has been issued to ZeroNines, although the cash portion of the purchase price has not yet been paid. This amount is a contingent liability, as we are obligated to pay the cash portion of the purchase price only on our receipt of specified amounts of capital in this offering or from revenue.

In August 2011, we entered into an Asset Purchase, License and Revenue Participation Agreement with ZeroNines. This agreement was intended to set forth our ownership of the ZenVault portal, describe fully the extent of our license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform, and to confirm our revenue sharing obligations with ZeroNines. Among other terms, the agreement memorializes:

- the confirmation of ZeroNines' sale to us of all rights to the ZenVault portal, including the ZenVault trade name and trademark, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010;
- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. We were granted a 30-year license from ZeroNines under which we have the right to use the Always Available™ business continuity platform to operate the portal at *www.zenvault.com* or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, biomedical, insurance, college/university, legal and personal finance applications, and:
    - if ZeroNines is to host the private labeled portal, we and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;
    - if ZeroNines is not hosting the private labeled portal, we and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or
    - for revenue derived from the ZenVault portal itself, we and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by us (if we host our portal) or by ZeroNines (if it hosts our portal), and all of which will first be reimbursed to us or ZeroNines before payment of net royalties, license or sublicense fees;
- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by us, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with us in healthcare, medical, biomedical, insurance, college/university, legal and personal finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities; and
- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines shall have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines shall have previously consented to the change in control or described corporate event in its sole and absolute discretion.

The Offering

The following summary contains basic information about this offering and the Series A Preferred Stock, and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Series A Preferred Stock, please refer to the section of this offering circular entitled "Description of Capital Stock."

Series A Preferred Stock offered:	500,000 shares (minimum) 9,200,000 shares (maximum)
Shares of capital stock to be outstanding after minimum offering[1]:	500,000 shares of Series A Preferred Stock 500,000 shares of Series B Preferred Stock 500,000 founders shares of common stock
Shares of capital stock to be outstanding after maximum offering[2]:	9,882,000 shares of Series A Preferred Stock 9,882,000 shares of Series B Preferred Stock 9,882,000 founders' shares of common stock
Rank, liquidity preferences, and conversion features of the Series A Preferred Stock:	The Series A Preferred Stock ranks senior to the Series B Preferred Stock, which ranks senior to the founders' shares of common stock. In the event of liquidation, sale or winding up of our affairs, holders of the Series A Preferred Stock will have the option of electing between a 10% cumulative dividend or a 50% liquidation preference based on the stated value of the Series A Preferred Stock owned. The Series A Preferred Stock may be converted into common stock at any time at the holder's election on a one-to-one basis, *i.e.*, one share of Series A Preferred Stock will convert into one share of our common stock, subject to adjustment for stock splits and similar events.
Options outstanding at August 1, 2011:	2,454,000 options
Use of proceeds:	If we receive the minimum proceeds from this offering, we intend to use the net proceeds to pay $90,000 to Z9 Services Group, LLC, a related party, under the terms of the Design and Build Contract; to fund general and administrative expenses, including salaries for programming personnel; and to complete the design and implementation of an EMS module for our portal. If we receive the maximum proceeds from this offering, we intend to use the net proceeds to pay the full $620,000 price under the Design and Build Contract to Z9 Services Group; to pay general and administrative expenses, including salaries payable to our executive officers; to fund completion of the design and implementation of the EMS and medical practitioner modules for our portal; to pay professional fees; and the remainder will be allocated to working capital.

(1) Reflects a reverse stock split of the currently outstanding Series B Preferred Stock and founders' shares of common stock that will be effected pursuant to the Series B Preferred Stock designation and the founders' agreement in order to attain the ownership objective of a collective 33% ownership stake by the holders of the Series A Preferred Stock, Series B Preferred Stock, and founders' common stock, respectively. We refer collectively to these provisions, including the companion provisions described in footnote (2) below, as the ownership equalization provisions in this offering circular. Does not reflect (i) the acceptance or rejection of the Rescission Offer, or (ii) options to purchase 2,454,000 shares outstanding at August 1, 2011.

(2) Reflects (i) a forward stock split of the currently outstanding Series B Preferred Stock and founders' shares of common stock that will be effected pursuant to the Series B Preferred Stock designation and the founders' agreement in order to attain the ownership objective of a collective 33% ownership stake by the holders of the Series A Preferred Stock, Series B Preferred Stock, and founders' common stock, respectively, and (ii) rejection of the Rescission Offer by all Prior Subscribers. Does not reflect options to purchase 2,454,000 shares outstanding at August 1, 2011.

Summary Selected Unaudited Financial Information

The design and development work on our portal that was performed by ZeroNines from May 1, 2010 to August 16, 2010, the date immediately prior to the date of our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Asset Purchase, License and Revenue Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Historically, financial statements were not prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The carve-out financial statements contained elsewhere in this offering circular present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold. All financial information presented in this offering circular for periods prior to our formation in August 2010 reflects only that of the ZeroNines Assets Sold and does not reflect the assets, liabilities, or operating results of ZeroNines. The carve-out financial information for the ZeroNines Assets Sold has been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within ZeroNines' books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred to us as compared to the expenses incurred for ZeroNines' other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare the carve-out financial statements, the information presented below and in the carve-out financial statements may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial position would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the period presented. This financial information does not include a carve-out for cash as the operation of the ZeroNines Assets Sold was historically funded by ZeroNines.

Statements of Loss Data:	**ZeroNines Assets Sold May 1, 2010 to August 16, 2010**	**ZenVault Medical Corporation August 17, 2010 (Inception) to December 31, 2010**	**ZenVault Medical Corporation Six Months Ended June 30, 2011**
Expenses:	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**
Research and development	$ 88,059	$ —	$ —
General and administrative	—	235,287	44,215
Total operating expenses	88,059	235,287	44,215
Other income (expense), net		155	718
Net income (loss)	$ (88,059)	$ (235,132)	$ (43,497)
Basic and diluted net loss per common share		$ (0.06)	$ (0.01)
Weighted average number of common shares outstanding		4,004,219	4,004,219

The following table presents selected consolidated balance sheet data of ZenVault as of June 30, 2011 on an actual basis and on a pro forma basis after giving effect to (i) closing of the sale of the minimum shares offered, and (ii) closing of the sale of the maximum shares offered, assuming the payment of commissions with respect to all shares sold and our payment of other offering expenses aggregating $50,000 (minimum) to $90,000 (maximum).

	As of June 30, 201		**-**
	Actual	**Pro Forma Based on Closing Minimum Offering**	**Pro Forma Based on Closing Maximum Offering**
Balance sheet data:	**(Unaudited)**		
Cash and cash equivalents	$ —	$ 175,000	$ 4,050,000
Working capital	—	175,000	4,050,000
Total assets	587,823	422,210	4,297,210
Total stockholders' equity	587,823	422,210	4,297,210

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward- looking statements as statements containing the words "believe," "expect," "may," "will," "anticipate," "intend," "estimate," "project," "plan," "assume" or other similar expressions, although not all forward- looking statements contain these identifying words. All statements contained in this offering circular regarding our future strategy, plans and expectations, our anticipated growth, trends in our business, plans for the commercialization of our web portal, future operations, projected financial position, potential future revenues, projected costs, future prospects, and results that might be obtained by pursuing management's current plans and objectives are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

- the possibility of our operating costs increasing beyond our current expectations and our ability to fully implement our current business plan;
- our ability to obtain future financing when needed;
- our limited history, and new and unproven business model;
- our need to secure consumer participation on our portal or to develop relationships with resellers or other strategic partners that can bring users to our portal;
- the success or failure of the security measures incorporated into our portal;
- potential competition from entities that separately license or sublicense ZeroNines Always Available™ business continuity platform;
- our ability to implement technologies that do not infringe the intellectual property rights of third parties, or our ability to secure a license for such technologies;
- the results of our efforts to provide additional functionalities on our portal;
- consumer and healthcare provider acceptance of our portal in the United States or other countries;
- the introduction of cloud-based personal health records management systems by competitors;
- our ability to respond to new developments in cloud-based records management technology and new applications for cloud-based records management;
- our ability to protect our intellectual property through confidentiality and non-disclosure agreements, and ZeroNines' ability to protect its patented technology from infringement by others;
- our ability to allow users to quickly upload and store personal health information in a safe and secure manner;
- our ability to comply with data privacy and use laws, including those specifically applicable to personal health information;
- our compliance with existing governmental regulations affecting our business and our ability to respond to change in those regulations, particularly those in the healthcare industry;
- our ability to limit interruptions in service and damage to servers and other computer systems that we own or obtain the right to use;
- our ability to attract and retain qualified officers and key personnel;
- our expectations regarding the effect of the rescission offer on the rescission or damage rights of persons who purchased rescission shares; and
- our plans to develop new or additional features for our portal.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this offering circular. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our investors. We have no duty to, and do not intend to, update or revise the forward-looking statements in this offering circular after the date of this offering circular except to the extent required by the federal securities laws. You should consider all risks and uncertainties disclosed in this offering circular when making an investment decision.

QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER

The following questions and answers are intended to address briefly some commonly asked questions regarding the Rescission Offer. These questions and answers do not address all questions that may be important to you as a purchaser of Rescission Shares. Please refer to "The Rescission Offer" beginning on page 46 and the more detailed information contained elsewhere in this offering circular and the exhibits to this offering circular, which you should read carefully.

Q: What is a rescission offer?

A: A rescission offer is an offer by the issuer of securities to repurchase such securities at their purchase price plus statutory interest.

Q: Why are you making the Rescission Offer?

A: On February 17, 2011, we filed an offering circular with the Securities and Exchange Commission, or SEC, which we subsequently amended on February 24, 2011 and March 29, 2011 (as amended, the "Previously Filed Offering Circular"). Following the initial filing of the Previously Filed Offering Circular and through April 22, 2011 (the "Purchase Period"), we sold 682,000 shares of Preferred Stock (the "Rescission Shares") to eight subscribers (the "Prior Subscribers"), and accepted into escrow the $341,000 purchase price (the "Purchase Price") for those shares. We did so based upon legal advice that we were permitted to make sales of Preferred Stock under the Previously Filed Offering Circular once it was filed with the SEC. On April 22, 2011, the SEC requested information concerning the exemption we relied upon in making such sales. Subsequently, we determined that we should not have made sales under the Previously Filed Offering Circular until such time as the SEC qualified the Previously Filed Offering Circular (which had not occurred), and that no other exemption was available for sales of the Rescission Shares during the Purchase Period. In order to address the violation of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") that resulted from sales of the Rescission Shares during the Purchase Period, we determined that we are required to make a rescission offer (the "Rescission Offer") to the Prior Subscribers who purchased Rescission Shares from us during the Purchase Period.

Q: How can you fund the Rescission Offer if the Purchase Price for the Rescission Shares was used by you in your operations?

A: We never authorized the Escrow Agent to release the Purchase Price to us, and the aggregate Purchase Price remains on deposit with the Escrow Agent as of the date of this offering circular. Therefore, any Prior Subscriber who accepts the Rescission Offer will receive a full refund of his, her or its Purchase Price, together with statutory interest from the date of the purchase to the Expiration Date. That refund will come directly from the Escrow Agent pursuant to instructions we will provide to the Escrow Agent within two business days of acceptance of the Rescission Offer by any Prior Subscriber.

Q: What will I receive if I accept the Rescission Offer?

A: If you accept the Rescission Offer, we will repurchase the Rescission Shares at a purchase price equal to the Purchase Price paid by you for the Rescission Shares you purchased. You also will receive interest on the original Purchase Price of the Rescission Shares at a rate of 6% per annum from the date you purchased the Rescission Shares through the Expiration Date.

Q:Am I required to accept the Rescission Offer?

A: No. You are not required to accept the Rescission Offer. Your decision to accept or reject the Rescission Offer is completely voluntary.

Q:Should I accept the Rescission Offer?

A: You must make your own decision about whether to accept the Rescission Offer. In making your decision, you should consider all relevant factors in light of your particular economic and personal circumstances, and the possibility that the value of the Rescission Shares may increase or decrease after the Expiration Date. You should also bear in mind that our Preferred Stock is not and will not be quoted or traded on a national securities exchange or other automated quotation system until such time as we file a registration statement under the Securities Act and/or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, you must be prepared to bear the economic risk associated with ownership of the Rescission Shares for an indefinite period.

WE URGE YOU TO REVIEW THIS OFFERING CIRCULAR CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER.

If you have any questions about the Rescission Offer, you can call us at 1-303-814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

Q: What is the effect of the Rescission Offer on my ability to assert claims?

A: The rights remaining to the recipients of a rescission offer are not clearly delineated under the securities laws. For a more detailed description of the effect of the Rescission Offer on any applicable securities law claims, see "Risk Factors–The Rescission Offer may not bar claims relating to our non-compliance with securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount" and "Risk Factors–Your right of rescission, if any, may not survive if you fail to accept the Rescission Offer."

Q: When does the Rescission Offer expire?

A: The Rescission Offer expires at 5:00 p.m., Mountain Time, on [the Expiration Date], which is 30 days from the date of this offering circular.

Q: What do I need to do now to accept the Rescission Offer?

A: The Rescission Offer Election Form is attached as an Exhibit to this offering circular. To accept the Rescission Offer, please check the box on the Rescission Offer Election Form next to, "I ACCEPT THE RECESSION OFFER," and then send us a facsimile transmission of the signed Rescission Offer Election Form at (303) 814-1495, or send us the original signed Rescission Offer Election Form by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado 80108. If you send us the signed Rescission Offer Election Form by regular mail, we strongly suggest you send the form by certified mail, return receipt requested, and retain a copy of the signed form for your records. In order to accept the Rescission Offer, you must initiate the facsimile transmission or mail the Rescission Offer Election Form on or before 5:00 p.m., Mountain Time, on [the Expiration Date]. If you do so, we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer.

IF YOU DO NOT CHECK THE "I ACCEPT THE RECESSION OFFER" BOX ON YOUR RESCISSION OFFER ELECTION FORM AND RETURN IT TO US BY FACSIMILE TRANSMISSION OR THE U.S. POSTAL SERVICE ON OR BEFORE 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.

If you accept the Rescission Offer before the Expiration Date, then we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer. Within two business days of the Expiration Date, we will instruct the Escrow Agent to return to you the Purchase Price you paid for your Rescission Shares, together with statutory interest thereon, in accordance with the description contained in this offering circular.

Q: What do I need to do now to reject the Rescission Offer?

A: You do not need to take any action to reject the Rescission Offer.

Q: What happens if I fail to check the box next to "I ACCEPT THE RECESSION OFFER" on my Rescission Offer election form and return it to you in a timely manner?

A: If you do not check the box next to "I ACCEPT THE RECESSION OFFER" on your Rescission Offer election form and return it to us by facsimile transmission or regular mail in a timely manner, you will be deemed to have rejected the Rescission Offer. If you reject the Rescission Offer, you will not receive any payment with respect to your Rescission Shares and will continue to own those shares.

Q: Can I change my mind about accepting or rejecting the Rescission Offer?

A: Yes. You can change your decision about accepting or rejecting the Rescission Offer at any time on or before the Expiration Date. To change your decision, make a copy of your Rescission Offer Election Form, cross out the box that represents your previous decision, check the appropriate box representing your new decision, and then initial both boxes and indicate the date on which you took both of these actions. Then you must send us the revised Rescission Offer Election Form by facsimile transmission or regular mail as described above on or before 5:00 P.M., Mountain Time, on the Expiration Date.

Q: When will I receive payment for my Rescission Shares if I properly accept the Rescission Offer?

A: Following the Expiration Date, we will within two business days instruct the Escrow Agent to send you a check in the amount of the Purchase Price for the Rescission Shares you previously purchased, together with statutory interest on that amount from the date of your purchase to the Expiration Date. The instructions to the Escrow Agent require the Escrow Agent to mail the check to you by certified mail, return receipt requested, within two business days of receipt of our instructions. Accordingly, if the time for mail to reach you is approximately three to five business days, you should expect to receive the cashier's check in 7 to 12 calendar days after the Expiration Date.

Q: If I do not receive the check within two weeks of the Expiration Date, what should I do?

A: If you have not received the check from the Escrow Agent within two week of the Expiration Date, please call us immediately at (303) 814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com. We will promptly contact the Escrow Agent on your behalf and ask the Escrow Agent to contact you directly with the certified mail receipt number so that both you and the Escrow Agent can determine if the check was delivered, lost or is still en route. We will also take steps to follow-up with the Escrow Agent to ensure that you receive the return of your Purchase Price, together with accrued interest, as described in this offering circular.

Q: Who can help answer my questions?

A: If you have questions regarding the Rescission Offer, you may call us at (303) 814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

RISK FACTORS

An investment in our Preferred Stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this offering circular before you decide whether to buy our Preferred Stock, including our financial statements and related notes. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. In these circumstances, you could lose all or part of your investment. In addition, the risks described below are not the only ones facing our company. Additional risks and uncertainties of which we are unaware or currently deem immaterial may also become important factors that may harm our business.

Risks Related To Our Business

There is substantial doubt as to our ability to continue as a going concern.

We have experienced recurring losses since inception, resulting in cumulative losses of approximately $283,429 through June 30, 2011, excluding an additional $88,059 in expenses attributable to the assets we acquired from ZeroNines in December 2010. Management has prepared our financial statements on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, there is substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We will need to obtain additional capital to continue as a going concern and to fund our operations, including to:

- build-out additional modules for the ZenVault portal;
- enhance the functionalities and features of the ZenVault portal;
- market the ZenVault portal to strategic partners;
- fund payments due under the ZeroNines design and build contract, as well as monthly royalties due to ZeroNines;
- fund capital expenditures for system hardware and cloud-related operating expenses; and
- sustain our corporate overhead requirements, and hire and retain necessary personnel.

There is no assurance we will be able to execute our business plan and create a sustainable going concern. If we do not, you may lose your entire investment.

We are a development stage company, have a history of net losses, and we may never achieve profitability.

We are a development stage company and have incurred net losses since our inception in August 2010. Our net losses were approximately $235,132 for the period from August 17, 2010 (inception) to December 31, 2010, and $48,297 for the six months ended June 30, 2011. At June 30, 2011, we had an accumulated deficit of $283,429. We plan to increase our operating expenses in the near future as we continue to develop additional modules, functionality and features for our portal; expand our limited marketing efforts directed to strategic partners; enhance our system and cloud-based resources; and increase our personnel resources in programming, customer service, and administrative areas. We have not generated any revenue to date from our portal. We plan to seek licensing arrangements which may provide us with potential royalties and those arrangements, if obtained, will be our primary source of revenue for the foreseeable future. We cannot be certain that licensing arrangements will be concluded, or that the terms of those arrangements will result in our receiving material revenue. If we do not generate revenue from license agreements with resellers or others, or if our operating expenses exceed our expectations, we may never achieve profitability and you could lose your entire investment.

If we do not obtain additional financing to continue to fund our operations, we may be forced to scale back or suspend the planned development of additional functionalities for our portal, which may prevent us from obtaining license agreements and end users.

At June 30, 2011, we had no cash or cash equivalents. We anticipate that if we receive the maximum proceeds of this offering, we will have sufficient working capital to meet our requirements for the next 18 to 24 months. If less than the maximum offering amount is raised in this offering, we expect to reduce budgeted proceeds allocated to hardware and cloud-based computing resources, and to reduce the period over which the proceeds will be applied to 12 months. Please see "Use of Proceeds" for additional information concerning our planned use of proceeds from this offering. We anticipate we will require significant additional financing to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

- progress in, and the costs of, our development of additional functionalities and related efforts to enhance our portal;
- the time necessary to secure license agreements with strategic partners and for those strategic partners to acquaint end users with our portal;
- the extent to which we are obligated to customize our portal for strategic partners, and related demands for technical support;
- the generation of any revenues from license agreements;
- the costs of scaling our portal's network architecture and cloud-based resources as end user demand increases; and
- the costs of security measures and compliance with privacy laws and regulations.

Until we can generate royalty revenue, we expect to satisfy our future cash needs through public or private sales of equity or debt securities. Dislocations in the financial markets have generally made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our fundraising needs. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If we were to obtain debt financing in the future, we may be required to grant lenders a security interest in all or a portion of our assets and issue warrants to acquire our equity securities, resulting in dilution to our stockholders' ownership. In addition, debt financing may carry restrictive covenants, including limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Equity financing would dilute the ownership interests of our existing stockholders, and may carry rights and preferences that favor newer investors over prior investors. If we are unable to raise additional capital when required or on acceptable terms, then we may have to significantly delay, scale back or discontinue development of additional functionalities for our portal, which may harm our ability to attract strategic partners and end users.

Our limited history, new and unproven business model and rapidly evolving market make it difficult to evaluate our future prospects and increase the risk that we will not be successful.

We launched our portal in the fourth quarter of 2010, although in 2011 ZeroNines continued to test and make changes and enhancements to our portal. As a result, there is a very limited history upon which to evaluate our prospects or future operating results. We expect to add further modules and functionalities to our portal after completion of this offering, which may directly impact our ability to attract strategic partners and end users. In addition, the business of providing cloud-based PHR management to consumers and other healthcare market participants is relatively new and subject to rapid change. You must consider our business and prospects in light of the risks and difficulties we will continue to encounter as a company with a new and unproven business model which intends to operate in a new and rapidly evolving market. These risks and difficulties include our ability to, among other things:

- develop compelling features that will attract consumers to our portal and provide a secure, reliable and accurate means of storing and retrieving PHR;
- develop relationships with strategic partners that will yield revenue and facilitate the expansion of the portal's end user population;

- continue to add modules to our portal that will enhance its functionality for consumers, healthcare providers and others in the healthcare industry;
- earn the trust of consumers and healthcare providers with respect to the storage and use of confidential healthcare and personal information in compliance with our own high standards and applicable governmental and other legal obligations related to healthcare data privacy and protection;
- obtain access to a scalable, high performance technology infrastructure that can securely, efficiently and reliably handle increased usage globally;
- successfully compete with other companies in the PHR management market;
- provide new cloud-based healthcare records applications for consumers and healthcare providers;
- avoid security breaches that result in unauthorized access to personal health information;
- avoid claims of intellectual property infringement, including patent infringement;
- avoid interruptions or disruptions in the operation of our portal;
- avoid problems with the functionality of our portal;
- continue to hire and retain highly skilled officers and employees who can facilitate the achievement of our business objectives; and
- successfully expand our business.

We may not be able to address these risks and difficulties or others that we may encounter, including those described elsewhere in this offering circular. Our failure to adequately address risks and difficulties as we encounter them could cause our reputation to suffer and harm our business. We base our current and future expense levels on our management's estimates of the size of our market and the number of potential strategic partners we intend to target. However, operating results are difficult to forecast due to the uncertainty of our market, the fact we have not yet generated revenue, and our yet undemonstrated ability to secure royalty-paying license agreements for our portal. We intend to devote financial and other resources to increasing the functionality of our portal, but we may be unable to adjust our spending in a timely manner to compensate for lack of anticipated revenue. As a result, we may make errors in predicting capital requirements and expenses, which would harm our business and financial condition.

If we do not secure license agreements with strategic partners that can bring a significant number of end users to our portal, we may not successfully commercialize our portal and generate meaningful revenue.

A key aspect of our strategy is to enter into license agreements with strategic partners that can bring significant numbers of end users to our portal. We anticipate generating revenue from these agreements through the strategic partner's payment of royalties based on the average number of end users brought to our portal by the strategic partner. We have one license agreement currently in effect, but to date we have not received any royalties under this agreement. That license agreement, like others we hope to secure, provides that our portal is not the exclusive PHR management portal that may be marketed by the strategic partner to end users. Even if we succeed in securing licensees, the licensees may fail to bring end users to our portal because they:

- do not have sufficient resources or decide not to devote the necessary resources to recruit end users to our portal due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;
- believe our portal is not as effective, secure or as consumer-friendly as competitive portals or other cloud-based technologies;
- decide to market a different PHR portal because the royalty rate is lower than ours;
- decide to develop a competitive portal;

- find the marketing of our portal to be more difficult or costly than the licensees anticipated; or
- decide to terminate or not to renew the license agreements for these or other reasons.

License agreements are generally terminable for cause on short notice, and sometimes may be terminated or subject to a royalty reduction if the licensee fails to obtain a minimum number of end users within a specific term (usually one year). Once a license agreement is signed, it may not lead to end users coming to or using our portal. We also face competition in seeking out strategic partner licensees. If we are unable to secure strategic partner licensees that can effectively represent and market our portal to end users, we may not generate meaningful revenue.

If our portal is compromised, we could be subject to fines, damages, litigation and enforcement actions and consumers could curtail or cease using our portal, any of which would significantly damage our business.

Our portal and the computer systems which operate our portal involve the storage, uploading and downloading of non-public PHR by consumers or their healthcare providers. Despite the security measures designed into our portal, our computer systems or those systems that we utilize under agreements with others are vulnerable to computer viruses, break-ins and other attacks that result in unauthorized access, disclosure and use of non-public personal health records. The techniques used by rogue or criminal elements that may be used to attack our computer systems are sophisticated, change frequently and may originate from unregulated or remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. We cannot guarantee that we will be able to prevent a breach of our portal's security measures or the computer systems that support our portal's operations in the future. The unauthorized release of PHR may subject us to fines, damages from claims asserted by strategic partners and end users, litigation and enforcement actions. In addition, if we experience several compromises of our portal or computer systems, strategic partners or end users may lose confidence in our portal and cease using our applications, which would materially harm our business.

The PHR stored on our portal is subject to extensive healthcare data privacy laws and regulations. If the security of PHR is breached, we may be subject to fines and damages, and our reputation and business may be materially harmed.

The privacy provisions of the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and rules issued under HIPAA restrict and establish standards with respect to the storage, use, processing, disclosure, transfer and protection of protected health information. Protected health information is information, including demographic data, which relates to:

- an individual's past, present or future physical or mental health or condition,
- the provision of healthcare to the individual, or
- the past, present, or future payment for the provision of healthcare to the individual,

and that identifies the individual or for which there is a reasonable basis to believe can be used to identify the individual.

The Health Information Technology for Economic and Clinical Health Act, commonly referred to as HITECH, enacted on February 17, 2009 as part of the American Recovery and Reinvestment Act, expanded HIPAA's definition of business associates to include an entity that performs a function, activity or service on behalf of a covered entity and that requires use of, or access to, personal health information maintained by covered entities. This broad definition encompasses, among others, application services providers, electronic medical records services, and administrative services. Although we are not a covered entity as that term is defined in HIPAA and do not currently provide services on behalf of a covered entity, the expanded definition of business associate under HITECH may subject us or our licensees in the future to HIPAA-related liabilities. We have taken into account the privacy and security standards and other requirements of HIPAA and HITECH when designing our portal and its security measures, but we cannot assure you that these measures will prevent us or our licensees from suffering a security breach related to PHR. If the services we provide through our portal result in the unauthorized disclosure of PHR, we and/or our licensees may be subject to enforcement actions, civil and criminal penalties, and civil suits for damages, including punitive damages. Any of these events would likely damage our reputation and our ability to expand our business, with a corresponding negative effect on our liquidity and results of operations.

Our portal may need frequent updates, revisions or modifications to comply with changes in the regulation of personal health information and related privacy laws.

The proper and secure handling of medical records and PHR is subject to extensive federal and state laws and regulations. The volume and complexity of these laws and regulations is considerable, and many have changed in recent years. Government agencies such as the Department of Health and Human Services, or DHHS, have broad power to interpret and to issue additional rules pertaining to the secure handling and transmission of medical records and PHR. We expect to incur significant costs to keep informed of and in compliance with such laws and regulations and requirements, and these costs may increase as we expand the functionalities of our portal. If Congress, DHHS or other regulators impose new regulations on the handling of medical records and PHR, we may be forced to reduce, enhance or remove certain features from our portal to comply with new or modified laws and regulations. If we are unsuccessful in modifying our portal to adapt to stricter regulations, or if the modifications reduce the utility of our portal for end users, our business, financial position, and results of operations may be harmed materially.

We may be subject to other data privacy laws and regulations, as well as contractual privacy obligations, which may expose us to liability or indemnification obligations.

In addition to PHR privacy laws, we are subject to data privacy laws and regulations pertaining to the storage, use, processing, disclosure, transfer and protection of non-public personal information, including credit card data we may collect from end users who elect to purchase premium service offerings. We will also be subject to privacy-related obligations under license agreements we enter into with any strategic partners. Any failure by us to comply with applicable privacy laws or regulations, our contractual privacy obligations, or our own privacy policies may result in fines, statutory or contractual damages, litigation, or governmental enforcement actions. Additionally, violations of our contractual privacy obligations may trigger indemnification provisions in our license agreements that would obligate us to indemnify our licensees for damages or expenses incurred in connection with a data security breach that was attributed to the design or maintenance of our portal. Any of these events could cause licensees or end users to lose trust in us, which would harm our reputation and business, or may subject us to liabilities which would materially harm our financial position.

We have extensive business, management, ownership and technology ties to ZeroNines that may subject us to a number of operational, technology and staffing risks, including potential conflicts of interest, which could individually or collectively harm our operating results or financial position.

We have extensive business, management, ownership and technology relationships with ZeroNines, which was responsible for conceptualizing our portal and performing initial research and development of our portal prior to our formation. Since that time, our business has been substantially dependent on ZeroNines, in that:

- Messrs. Botdorf, Gin and Fukuhara were instrumental in founding and organizing our business;
- Messrs. Botdorf, Gin and Fukuhara, being three of our four executive officers, were and are also employed as the Chairman, CEO and Chief Technology Officer, respectively, of ZeroNines and sit on its board of directors, and devote only 33% of their working time to us (13 hours per week based on a 40-hour work week);
- a number of the independent contractor programmers we utilize are also under contract to ZeroNines;
- in October 2010, Messrs. Botdorf, Gin and Fukuhara, together with certain of their family members and affiliates, Dr. Mark Brunvand, a director nominee who will join our board of directors on the date of this offering circular, ZeroNines, and other unaffiliated parties, entered into a founders' agreement that entitles such persons and the other founding stockholders to ownership equalization with the Series A Preferred Stock at the time of the final closing of this offering;
- in December 2010, we entered into the Design and Build Contract with Z9 Services Group, a wholly-owned subsidiary of ZeroNines, under which we agreed to pay Z9 Services Group a contracted price of $620,000 and issue 4,493,198 shares of our Series B preferred stock to ZeroNines (as assignee of Z9 Services Group) for the design, build-out, testing and deployment of the ZenVault portal; and
- in August 2011, we entered into an Asset Purchase, License and Revenue Participation Agreement, or the Participation Agreement, with ZeroNines which memorialized the sale to us of the ZenVault web

site, trade name, trademark, and associated intellectual property effective December 15, 2010, and which established a revenue sharing agreement for hosted and non-hosted private-labeled portals that we license or sublicense to third parties.

The extensive nature of our business, management, ownership and technology ties to ZeroNines mean that conflicts of interest exist currently and may arise in the future as a direct result of these ties. Although the Participation Agreement was meant to align our interests and those of ZeroNines in the private-label licensing of our portal to strategic partners, conflicts of interest between us and ZeroNines may continue to exist and may include, among others:

- allocations of management time and other shared personnel resources;
- contract terms, such as performance and acceptance provisions, pricing, credit and payment terms, and contractual allocations of risk;
- corporate opportunities; and
- decisions to utilize technologies offered by ZeroNines or other vendors.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to our stockholders, and to the extent such persons are officers and directors of ZeroNines, they also have a fiduciary duty to manage ZeroNines' business in a manner beneficial to its stockholders. We have established policies and procedures designed to ensure that where a conflict of interest is present or arises between us and ZeroNines, Dr. Brunvand and any other independent directors then on the conflicts committee of our board of directors must approve any transaction related to such actual or potential conflicts. Please see "Related Party Transactions and Conflicts of Interest" on page 55 of this offering circular for further information regarding such policies and procedures. We cannot assure you that our policies and procedures will adequately address potential or actual conflicts of interest that arise between us and ZeroNines, or that the resolution of such conflicts will be effective. If conflicts of interest lead to disputes that result in contract terminations, cancellations or litigation, our business, financial position, or results of operations may be harmed.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our portal and its principal features are accessible with little or no perceptible load time.

A key element in our business strategy is seeking to ensure that end users have access to our portal and its principal features at all times with little or no perceptible load times. As we add new functionalities to our portal and as end user traffic increases, our portal could experience slower load times, system failures, or disruptions unless we timely increase the capacity of our technology infrastructure. We expect to continue to make significant investments to upgrade our technology and network infrastructure to support the addition of new functionalities to our portal and to address increased traffic. We have found through past upgrades and expansions that these efforts are complex and in the past have resulted, and in the future could result, in portal outages, inefficiencies or operational failures. If we do not effectively address infrastructure challenges, upgrade our systems as needed and match network architecture to demand, end users may seek alternative means of managing their PHR and licensees or potential licensees may select alternative providers of PHR management technologies, each of which would negatively impact our business.

The sales cycle for licensing our portal to prospective licensees can be long, and we may not recognize revenue until execution of the license, completion of customization and contracted portal modifications, and minimum end user requirements are met, which will make it difficult to forecast our operating results.

We have very limited experience in negotiating and securing license agreements to date, but that experience suggests that it can take us between three and six months to secure a license agreement, and at times it may take longer. The period between our initial contact with a potential strategic partner and the completion of a license agreement may be relatively long due to several factors, including:

- our need to educate potential strategic partners about the uses, safety and reliability of our portal, and the benefits our portal will provide to end users;
- strategic partners often have budget cycles which can affect the timing of licenses; and

- strategic partners may have lengthy internal approval processes before a license can be signed.

In addition, our strategic partners may demand customization of the portal and, as is the case with our existing licensee, we may agree to provide the portal to the licensee on a private label basis, which will also require us to provide customization services and additional technical support. As a result, these license opportunities may require us to devote greater sales and technical resources to the licensing process, increasing the cost and time required to secure licenses. As a result, it is difficult to predict when particular licenses will occur or be completed, which adversely impacts our ability to accurately forecast our cash requirements and operating results.

If we do not continue to enhance and improve our portal and successfully introduce new features, our ability to maintain our royalty pricing and to attract and retain strategic partners and end users will be harmed, and our operating results will suffer.

We intend to attract new prospective strategic partners and end users by continuing to improve the functionality and features on our portal. For example, we intend to create and introduce a module on our portal in late 2011 or first quarter 2012 for use by physicians and their offices. If we fail to continue to develop new features on our portal that serve and improve consumers' ability to manage their PHR, or if we fail to ensure that PHR can be uploaded by consumers or healthcare providers with a minimum of effort, we may be unable to obtain and continue to retain potential strategic partners and maintain our royalty pricing. We cannot assure you that we will be able to timely and adequately develop additional functions and features or introduce new features that will satisfy the demands of end users. Further, developing new technologies and software applications entails significant technical and business risks. We cannot assure you that any new functions, features or applications will achieve the level of acceptance required for us to generate sufficient revenue to offset our development costs. If we do not continue to enhance and improve the functions and features of our portal and successfully introduce new features that enhance the management of PHR, our ability to maintain our royalty rates and to attract and retain strategic partners will be harmed, and our operating results will suffer.

End users may not widely use our portal to manage their PHR, which would limit our ability to grow our business.

Our ability to grow our business and generate revenue depends on our success in educating end users about how and why maintaining their PHR in a secure, cloud-based environment will provide a variety of benefits to the end user. Cloud-based storage of PHR is a relatively new concept, and has not yet been widely adopted by prospective strategic partners or end users. Concerns about privacy, security, cost, fraud, reliability and other issues may cause strategic partners to be reluctant to market our portal to end users, and also may deter end users from using our portal. Moreover, healthcare providers who have already invested substantial resources in other electronic healthcare records management systems may be reluctant to adopt a new approach like ours to supplement or replace existing systems. If end users do not widely begin to use our portal and derive benefits from that use, our ability to grow our business will be limited.

We intend to market our portal to prospective strategic partners outside the U.S. which may expose us to a variety of risks associated with international operations that may adversely affect our operating results.

We have no international strategic partners at this time. We intend, however, to market our portal to prospective strategic partners located in other countries. If we succeed in obtaining international strategic partners, we may be required to fund added personnel in our technical support and customer service functions, establish localized network infrastructure, and localize the software on our portal. If we were successful in securing strategic partners in a number of international markets, these costs could adversely affect our operating results and require us to raise additional capital. Our entry into international market may expose us to additional risks that adversely impact our operating results, including:

- economic or political instability or terrorist acts;
- exposure to currency fluctuations;
- difficulties of administering foreign operations, including compliance with a wide variety of foreign laws and difficulty in staffing, developing and managing foreign operations as a result of distance, language, legal, cultural and other differences;

- difficulty in enforcing protection for intellectual property rights overseas due to, among other reasons, the uncertainty of laws and enforcement in certain countries;
- potentially adverse tax consequences including the limitations related to the repatriation and investment of funds; and
- obligations to comply with a wide variety of foreign privacy, tax and other laws and regulations.

Any failure to compete successfully against current or future competitors would materially adversely affect our business and prospects.

The market for cloud-based PHR storage and management for consumers is relatively new and rapidly evolving. With the recent decision by Google, Inc. to shut down Google Health, Microsoft's HealthVault is considered a dominant competitor in the PHR storage and management industry. We may also encounter competition from Avado, Inc., a company with a beta-site and a business plan similar to ours that is headed by three former Microsoft executives. Companies that offer traditional EMR storage and management services to healthcare providers, hospitals, and insurance companies may elect to extend their services to consumers and compete with us by developing software and network capabilities using internal resources or outside custom software or enterprise solutions providers. New competition also may develop from technology and software companies that specialize in cloud-based applications or computing within vertical markets outside of the healthcare industry.

Our competitors may announce new portals, functionalities or enhancements that better address the needs of consumers, healthcare providers, and other healthcare market participants. In addition, competitors and potential competitors may enter into business combinations or alliances that strengthen their competitive positions. If any of these competitors were to introduce a portal with functionalities that exceeded those offered by our portal, we could be required to reduce our prices or invest in developing new features for our portal, which could adversely affect our operating results and financial condition. In addition, it may be difficult to displace a competitor once that competitor has established a relationship with a strategic partner.

We expect to encounter new and evolving competition as the market becomes aware of the advantages of cloud-based storage and management of PHR. For example, social networking companies with a large number of online users could develop competing PHR applications, or partner with third parties to do so. Future or existing competitors may introduce different pricing models that may also affect our ability to compete. In addition, larger, better capitalized companies with greater operational, strategic, financial, personnel, customer or user bases, and other resources than we have could enter our market and attempt to compete with us. If we do not successfully compete with existing and future competitors, our business and future prospects will be adversely affected.

Our licensed rights to use the ZeroNines Always Available™ business continuity platform are not exclusive. If ZeroNines licenses its platform to third parties which choose to compete with us in the PHR market, any competitive advantage we possess may be diminished or eliminated, thus harming our operating results.

Our licensing arrangement with ZeroNines provides that ZeroNines has the sole and exclusive rights to the Always Available™ business continuity platform and all associated intellectual property. We license the ZeroNines platform and the associated intellectual property on a non-exclusive basis. As a result, ZeroNines may license the Always Available™ business continuity platform to third parties that may decide to deploy portals that perform functions similar or identical to ours. While we believe many third parties may elect to license our portal rather than build their own, we cannot assure you that this will be the case. If a number of these third parties elect to build their own portals, we could encounter significantly more competition than we currently anticipate in the PHR market. Intensified competition with other portals using the ZeroNines platform may diminish any competitive advantage we might possess and could erode our margins, thus harming our financial position and operating results.

Our portal and its cloud-based network infrastructure rely on open source software and software licensed from ZeroNines and unaffiliated third parties. If any of this software becomes unavailable to us for any reason, that unavailability could disrupt our operations, increase our operating costs and harm our financial position.

Our portal and its supporting cloud-based infrastructure utilize various types of software licensed through the open source GNU General Public License, ZeroNines, and unaffiliated third parties. If the software we use became unavailable to us or could no longer be licensed on commercially reasonable terms, the operation of our portal could be disrupted or result in the portal becoming unavailable for an indefinite period of time. In either case, we would be required to either redesign our portal or infrastructure to function with software available from other parties, develop these components ourselves, or eliminate the functionality, which would result in increased costs and which could limit the features available through our portal. Any of these results could adversely affect our financial condition and results of operations.

Our technology systems are vulnerable to damage, interruptions or failures, any of which could harm our reputation and business.

Our technology systems rely on computer hardware and communications systems in two cloud-based hosting facilities located on the East Coast and West Coast of the United States. We do not control the operation of the third-party facilities and must rely on third parties to provide the physical security, facilities management and communications infrastructure services to ensure reliable and timely access by end users to our portal. While we believe the dual locations of our web hosting technology systems may lessen the chances of a shutdown of our portal, third-party facilities are vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunications failures, viruses or web-based attacks, terrorist attacks and similar unforeseen events. Despite any precautions we may take, the occurrence of a natural disaster or other unexpected disruptions at both of these facilities which house our equipment could result in lengthy interruptions in availability of our portal. We also have experienced website disruptions, outages and other performance problems due to a variety of factors including maintaining multiple systems, infrastructure changes, power failure, telecommunication outages, and human or software errors. We do not currently maintain business interruption insurance, although we may secure such insurance following the completion of this offering if the terms of such insurance are acceptable to us. Even if we obtain such insurance, we cannot assure you that any damages or lost business which we suffer will not exceed the coverage we purchase. An uninsured or underinsured loss due to technology system damage, interruptions or failures could materially harm our financial position.

We face potential liability for any illegal activities undertaken by prospective strategic partners and their employees, end users, and our employees.

Our prospective strategic partners and their employees, as well as end users, could seek to access and use PHR for unauthorized or illegal purposes, or could use stolen or counterfeit credit card numbers to record a false transaction or to seek a refund related to an otherwise valid transaction. We also face risks related to potential fraud if our employees misappropriate or disclose to others PHR or credit card information of end users. We have implemented systems and procedures designed to detect and prevent the unauthorized access to PHR and reduce the possibility of credit card and employee fraud, but we cannot guarantee that these measures are or will be effective. It is possible that enhancements and changes we undertake to our portal could open up new means by which fraud or unauthorized access to PHR could occur. If those potential areas of exposure remain undetected for extended periods of time and if our systems and procedures are not effective, end user PHR or credit card information could be compromised. Any significant or recurring fraud or illegal activity which results in security breaches of our portal's contents could adversely affect our business, financial condition and operating results.

We might not be able to attract and retain qualified, experienced employees, which could impede the further development of our portal and our ability to grow.

To execute our continuing growth plans, we need to increase the size and maintain the quality of our technology development and customer service staff. To be successful, we must also attract and retain highly qualified sales personnel with specialized skill sets focused on cloud-based PHR management and prospective strategic partners in and outside of the healthcare industry. Competition for qualified and experienced technology development, customer service, and sales personnel can be intense, and we might not be successful in attracting and retaining such individuals. We may in the future experiences difficulties in hiring and retaining a sufficient number of highly skilled employees with appropriate qualifications for our business. Any failure to attract and retain qualified, experienced employees could adversely affect our ability to further develop our portal and grow our business.

Our business and prospects could be harmed if we lose members of our senior management team.

Our performance is substantially dependent on the continued services and on the performance of our senior management and other key personnel, particularly John Botdorf, our Chairman of the Board, Alan Gin, our Chief

Executive Officer, and Keith Fukuhara, our Chief Technology Officer. Our performance also depends on our ability to retain and motivate other officers and key employees. We recently entered into long-term employment agreements with the members of our senior management team, but the existence of these agreements does not assure us of the continued services of these officers. Messrs. Botdorf, Gin and Fukuhara are obligated to devote only part-time to our business and affairs, with the remainder of their time being devoted to ZeroNines. This may result in conflicts of interest arising from the time allocated by each officer to us and ZeroNines, and may limit our ability to respond quickly to changing business conditions and customer demands. In addition, we do not maintain key-man insurance on these individuals. The loss of the services of any member of our senior management or other key employee for any reason would harm our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our technologies, we rely in part on confidentiality agreements with our employees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. To the extent that our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with our portal by copying its functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations, reputation and competitive position.

We may be unable to adequately protect or enforce our intellectual property and ZeroNines may be unable to adequately protect or enforce the intellectual property we license from it, which could harm our business.

We regard our intellectual property and the intellectual property we license from ZeroNines as critical to our success. That intellectual property is subject to varying forms of protection, including trademarks, copyrights and patents, trade secret protection, and contractual rights. If we are required to undertake legal action to protect our intellectual property or ZeroNines initiates legal action to protect intellectual property licensed to us, any such action could be costly to prosecute and may not be successful. If we are not successful in protecting or enforcing our intellectual property or ZeroNines is unsuccessful in protecting or enforcing intellectual property licensed to us, our business, results of operations and financial condition could be harmed. We have not requested our intellectual property counsel to conduct an exhaustive search of technologies similar to ours, which may result in our later discovery that we are infringing, or infringed in the past, on the intellectual property rights of others. Any such infringement, if proven and if material, could harm our financial position and ability to conduct our business.

Our competitors may devise new methods of competing with us that are not covered by our intellectual property or that of ZeroNines, and may develop alternative technologies to offer a "copycat" business model that delivers cloud-based services similar to ours. In this event, our business may be subject to intensified competition that is undeterred by our existing intellectual property protections. Moreover, we rely on intellectual property and technology developed or licensed by third parties, including ZeroNines, and we may not be able to obtain licenses and technologies from these third parties on reasonable terms or at all.

Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our portal's services may be offered. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect intellectual property and our proprietary technology adequately against unauthorized third-party copying or use, which could harm our competitive position.

If we license our portal or a private-label version of our portal to one or more strategic partners, our licensees may take or permit actions that diminish the value of our proprietary rights or harm our reputation.

Our business model contemplates the license of our portal or private-label versions of our portal to prospective strategic partners. These license agreements are expected to encompass a license or sublicense of certain of our proprietary rights, such as trademarks or copyrighted material. Our prospective strategic partners may take or permit the taking of actions that could diminish the value of our proprietary rights or harm our reputation, even if our license agreements prohibit such activity. To the extent prospective strategic partners are obligated to indemnify us for breaches of our intellectual property rights, prospective strategic partners may be unable to meet these obligations or may dispute their responsibilities under a license agreement. Any of these events could harm our business, results of operations or financial condition.

Intellectual property disputes are costly to defend and could harm our business, results of operations, financial condition and reputation.

We may face allegations in the future that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties. If we are not successful in defending ourselves against these claims, we may be required to pay damages and may be subject to injunctions, each of which could harm our business, results of operations, financial condition and reputation. As we grow our business and expand our operations, the likelihood of such claims may increase. Patent and other intellectual property disputes or litigation may be protracted and expensive, and the results are difficult to predict. The settlement of intellectual property disputes or litigation may require us to stop offering certain services or features on our portal, purchase licenses which may be expensive to procure, or modify our portal. In addition, patent or other intellectual property disputes or litigation may result in significant settlement costs. Any of these events could harm our business, results of operations, financial condition and reputation.

Risks Related To The Rescission Offer

The Rescission Offer may not bar claims relating to our possible non-compliance with federal or state securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount.

It is not certain that the Rescission Offer will have the effect of barring claims relating to our possible non-compliance with applicable federal and state securities laws. If a person accepts the Rescission Offer, we believe our potential liability to that person will be eliminated. Should the Rescission Offer be rejected, we may continue to be contingently liable for rescission or damages, which could result in a material adverse effect on our results of operations and financial condition. In addition, the Rescission Offer will not prevent regulators from pursuing enforcement actions or imposing penalties and fines against us with respect to any violations of securities laws. Because the Purchase Price for the Rescission Shares remains in the Escrow Account and we never took possession of those funds, we do not expect the Rescission Offer to have a material impact on our financial condition or liquidity.

Your right of rescission under federal or state securities laws, if any, may not survive if you fail to accept the Rescission Offer.

The rights remaining to the recipients of a rescission offer are not clearly delineated under federal or state securities laws. We understand that, under most state laws, acceptance or rejection of a rescission offer may preclude offerees from initiating an action against the rescission offeror in connection with the securities that are the subject of the rescission offer. In this regard we urge you to consult with your legal adviser to determine whether to accept or reject the Rescission Offer. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects the Rescission Offer, that such person is estopped from asserting such claims as a result of the Rescission Offer. We do not make any representation as to the compliance of this Rescission Offer with applicable state laws.

Statutes of limitations under state laws vary by state, with the limitation time period under many state statutes not typically beginning until the facts giving rise to a violation are known. Our Rescission Offer is not an admission that we did not comply with any federal and state registration or disclosure requirements, nor is it a waiver by us of any applicable statute of limitations or any potential defense we may have. Determining when a statute of limitations expires can be a difficult issue, and you should consult with an attorney if you have any questions regarding how any statute of limitations may apply to any claims you have.

General Risks Related To ZenVault

Our executive officers and directors, their friends and family, and ZeroNines hold a controlling interest in our issued and outstanding capital stock and will continue to do so after this offering, meaning your ability to influence corporate matters is limited.

Upon closing of this offering, our executive officers and directors, their friends and family, and ZeroNines will hold founders' common stock and Series B Preferred Stock, respectively, collectively representing ownership of approximately 66% of our outstanding capital stock, without giving effect to shares available for future issuance under our stock option plan. The Series B Preferred Stock owned by ZeroNines, and the Series A Preferred Stock being sold in this offering, vote with our common stock on an as-converted basis as to matters that require stockholder approval. Accordingly, actions such as the election of directors, acquisitions or dispositions, amendments to the articles of incorporation, and similar matters may be controlled by these stockholders for the foreseeable future. This control may also limit the price that future investors might be willing to pay for shares of our common stock.

Future issuances of our capital stock could decrease the value of your shares.

Assuming the maximum amount of Series A Preferred Stock is sold in this offering, we will have approximately 29.6 million shares of our common stock outstanding, giving effect to conversion of the Series A and Series B Preferred Stock. We also currently have outstanding options to purchase approximately 2.4 million shares of our common stock. As it is unlikely we can obtain traditional bank financing until we succeed in generating revenue, if we need additional capital we may be required to issue additional shares of common stock, or additional series of preferred stock, in future equity financings. We also may be required to issue warrants or equity to non-traditional lenders if we elect to obtain additional capital through debt financings. If we issue common stock or securities convertible into common stock, our stockholders will experience dilution and this dilution will be greater if we find it necessary to sell securities at a discount to prior sales prices.

You will experience immediate dilution in the book value per share of the preferred stock you purchase.

Because the price per share of our Series A Preferred Stock being offered is substantially higher than the book value per share of our common stock (on an as-converted basis after giving effect to the conversion of the Series A and Series B Preferred Stock into common stock), you will suffer substantial dilution in the net tangible book value of the Series A Preferred Stock you purchase in this offering. Based on the offering price of $.50 per share, if you purchase shares of Series A Preferred Stock in this offering, you will suffer immediate and substantial dilution of $.22 per share (minimum) to $.36 per share (maximum) in the net tangible book value of your Series A Preferred Stock (on an as-converted basis) at June 30, 2011. See the section entitled "Dilution" below for a more detailed discussion of the dilution you will incur if you purchase Series A Preferred Stock in this offering.

There is no active public trading market for our common stock. Until an active public trading market is established, you may not be able to sell your stock if you need to liquidate your investment.

There is currently no active public market for our Series A Preferred Stock or our common stock. An active trading market may not develop or, if developed, may not be sustained. The price per share at which we are offering our Series A Preferred Stock, and its as-converted equivalent common stock price, may not be indicative of the price that will prevail in a trading market, if one is established in the future. The lack of an active market may impair your ability to sell your shares of Series A Preferred Stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market value of your Series A Preferred Stock. The lack of a market for our common stock may also impair our ability to raise capital by selling shares of our common stock or securities convertible into common stock. The Series A Preferred Stock we sell pursuant to this Regulation A offering will not be eligible for quotation on the OTC Bulletin Board unless another registration statement is filed that meets the requirements of the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

If a trading market for our common stock develops in the future, the market price may be highly volatile. Further, the sale of common stock by significant stockholders in any future market may cause the price of our common stock to decrease, and the trading and liquidity of our common stock may be limited if the "penny stock" rules apply to transactions in our common stock.

Even if our common stock becomes eligible at some future time for trading on the OTC Bulletin Board or on a national securities exchange, the trading price of our common stock may fluctuate significantly due to quarterly variations in operating results, announcements of developments in the PHR storage and management industry, introductions of new features by us or our competitors, announcements relating to new competition, announcements related to key personnel, security breaches or service disruptions, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our market or general economic conditions.

In addition, several of our stockholders such as our executive officers, directors and ZeroNines, own substantial amounts of shares of our capital stock. If these stockholders were to sell all or a portion of their holdings (in the case of ZeroNines, after conversion into common stock), then the market price of our common stock could be negatively impacted. The effect of such sales, or of significant portions of our common stock being offered or made available for sale, could result in strong downward pressure on our stock price. Investors should be aware that they could experience significant short-term volatility in our stock price at such time as a market is established if such stockholders decide to sell all or a portion of their holdings of our common stock within a short period of time.

Trades of our common stock in any future market also may be subject to Rule 15g-9 promulgated by the SEC under the Exchange Act, which imposes certain requirements on broker-dealers that sell securities subject to the rule to persons other than established customers and accredited investors. For covered transactions, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. There are also standardized disclosure requirements imposed on broker-dealers that trade penny stocks, which are generally defined as equity securities with prices per share of less than $5.00 that are not traded on a national securities exchange. FINRA also has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. FINRA's rule interpretations indicate it believes there is a high probability that speculative low-priced securities will not be suitable for at least some customers. If an investor seeks to sell our common stock in a future trading market when our common stock is subject to Rule 15g-9 and FINRA rules, the market for our common stock may be less active and the sale may be more difficult to execute than if our common stock were not subject to Rule 15g-9 and the FINRA rules.

The offering price of the Preferred Stock was determined by our management team, which was not disinterested at the time of such determination, and was not derived from a public market or determined through negotiations with an investment banking firm, and may therefore be more arbitrary than if determined through those means.

Prior to this offering, there was no public market for our Preferred Stock. Because we did not engage an underwriter for this offering, the offering price of the Preferred Stock was not the subject of negotiations between us and an investment banking firm. While our management team considered our current financial condition, our future prospects and those of the industry in which we intend to operate, and our limited history in setting the offering price, our management team was not disinterested or independent when it established the offering price. Because our management team did not engage in an analysis of current market valuations of publicly-traded companies considered comparable to our company and did not engage the services of an investment banking firm, the offering price of the Preferred Stock may be considered to be more arbitrary than if the price had been established based on a public market price, valuations of comparable companies, or through negotiations with an investment banking firm.

Our financial statements are unaudited. If we engaged an independent auditor to audit our financial statements, our financial statements could be adjusted and, if materially adjusted, could require us to restate our financial statements presented in this offering circular, with a corresponding increase in operating expenses.

We utilized an outside accounting firm to assist us in preparing the compiled financial statements that are presented in this offering circular, but that firm did not audit our compiled financial statements for any of the periods presented. A compilation is substantially less comprehensive in scope than an audit, and does not entail all of the tests or confirmations generally conducted during an audit. The firm which assisted us in compiling our financial statements has expressed no opinion or other form of assurance as to the accuracy of our compiled financial statements. We are responsible for our compiled financial statements, which are required to conform to generally accepted accounting principles (GAAP) in the United States. While we believe our financial statements comply with GAAP, an audit of our financial statements could result in adjustments to those financial statements. If the adjustments were material, we could be required to restate our financial statements. Any restatement could be expensive, time consuming, and cause the value of our capital stock to decrease.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective internal control over financial reporting and disclosure controls and procedures. We are not currently subject to these provisions of Sarbanes-Oxley, and will not be subject to such provisions after closing of this offering, because we are not and will not be an "issuer" as defined in Sarbanes-Oxley. At such time as we become a public company that is listed on the OTC Bulletin Board or a national securities exchange, we will then be subject to the internal control and disclosure control provisions of Sarbanes-Oxley. If we are unable to comply with the requirements of Sarbanes-Oxley in a timely manner once we become subject to these provisions, or if we identify material weaknesses in our internal control over financial reporting or disclosure controls after we are subject to these requirements, we could experience a decline in the trading price of our common stock (which would then be publicly-traded) and could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require us to expend additional financial and management resources in addressing these controls.

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering. We expect to use the net proceeds from this offering to fund general and administrative expenses, including payment of salaries to executive officers and employees, add functionalities and features to our portal, increase our cloud-based network infrastructure, increase our employee and independent contractor headcount, conduct training activities, pay the cash portion of the purchase price under the Design and Build Contract, and the remainder for working capital and other general corporate purposes. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds and we cannot assure you the proceeds will be used in a manner which you would approve.

We do not expect to pay cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We anticipate that we will retain our earnings, if any, for future growth and therefore do not anticipate paying cash dividends in the future. As a result, only appreciation in the value of our capital stock will provide a return to stockholders. Investors seeking cash dividends should not invest in our Series A Preferred Stock.

DILUTION

If you invest in our Class A Preferred Stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the offering price per share of our Class B Preferred Stock and the net tangible book value per share of our outstanding capital stock after this offering. The information below is presented on a pro forma basis which assumes the contemporaneous conversion of all Series A and Series B Preferred Stock into common stock, and does not take into account the Rescission Offer except as otherwise specifically noted.

Our pro forma net tangible book value as of June 30, 2011, was $ 247,210 or $0.03 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of pro forma shares of common stock outstanding as of June 30, 2011, after giving effect to the conversion of all outstanding shares of our Series A and Series B Preferred Stock into an aggregate of 8,497,417 shares of our common stock.

After giving effect to the issuance and sale by us of 500,000 shares of our Series A Preferred Stock in this offering at the offering price of $0.50 per share, and after deducting commissions and estimated offering expenses payable by us, our pro forma, as adjusted, net tangible book value immediately after the minimum offering would have been $ 332,210, or $0.22 per share. If the maximum of 9,200,000 shares of our Series A Preferred Stock is sold in this offering at the offering price of $0.50 per share, and after deducting commissions and estimated offering expenses payable by us, our pro forma, as adjusted, net tangible book value immediately after the maximum offering would have been $ 3,677,210, or $0.12 per share. This amount represents an immediate increase in net tangible book value of $.19 per share (minimum) to $.09 per share (maximum) to our existing stockholders and an immediate dilution of $0.28 per share (minimum) to $0.38 per share (maximum) to our new investors purchasing shares of Series A Preferred Stock in this offering.

The following tables illustrate this dilution on a per share basis, assuming sale of the minimum shares offered and the maximum shares offered, respectively:

Minimum Offering

Offering price per share		$ 0.50
Pro forma net tangible book value per share as of June 30, 2011	$0.03	
Increase per share attributable to new investors based on sale of minimum shares offered	0.19	
Pro forma, as adjusted, net tangible book value per share immediately after minimum offering		0.22
Dilution in pro forma net tangible book value per share to new investors, assuming sale of minimum shares offered		$ 0.28

Maximum Offering

Offering price per share		$ 0.50
Pro forma net tangible book value per share as of June 30, 2011	$ 0.03	
Increase per share attributable to new investors based on sale of maximum shares offered	0.09	
Pro forma, as adjusted, net tangible book value per share immediately after maximum offering		0.12
Dilution in pro forma net tangible book value per share to new investors, assuming sale of maximum shares offered		$ 0.38

The following tables set forth as of June 30, 2011, on a pro forma, as adjusted, basis as described above, the differences between the number of Series A Preferred Stock purchased from us in the minimum and maximum offerings, the total consideration paid to us and the average price per share that existing stockholders and new investors paid in the minimum and maximum offerings. The table gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock. The calculation below is based on the offering price of $0.50 per share and before deducting any commissions and estimated offering expenses payable in connection with this offering:

	Total Shares Minimum Offering		Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent	
Existing stockholders[1]	1,000,000	66.7%	$	247,210	49.7%	$ .16
New investors	500,000	33.3		250,000	50.3%	$ 0.50
Total	1,500,000	100.0%	$	497,210	100.0%	

(1) Reflects a reverse stock split of outstanding Series B Preferred Stock and founders' common stock pursuant to the ownership equalization provisions of the Preferred Stock designation and the founders' agreement, as amended.

	Total Shares Maximum Offering		Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent	
Existing stockholders[1]	19,764,000	66.7%	$	247,210	4.7%	$ .01
New investors	9,882,000	33.3		4,941,000	95.3%	$ 0.50
Total	27,600,000	100.0%	$	5,188,210	100.0%	

(1) Reflects a forward stock split of outstanding Series B Preferred Stock and founders' common stock pursuant to the ownership equalization provisions of the Preferred Stock designation and the founders' agreement, and the rejection of the Rescission Offer by the Prior Subscribers.

The tables and calculations above exclude:

- 8,000,000 shares of our common stock reserved for future issuance under our 2010 option plan, under which options to purchase 2,454,000 shares of common stock were outstanding as of August 1, 2011.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the Series A Preferred Stock in this offering will be approximately $175,000 if we sell the minimum shares offered, and $4,050,000 if we sell the maximum shares offered, based on the offering price of $0.50 per share and after deducting estimated expenses payable in connection with this offering and assuming the payment of commissions with respect to all shares offered and sold. The actual amount we receive from sale of the minimum or maximum offering will increase to the extent sales are made through our officers and directors, in which case no commissions will be paid. We have not presented information with respect to the Rescission Offer below, as any acceptance of the Rescission Offer will be funded from the offering proceeds currently in escrow with the Escrow Agent.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace and expand our portal's functionalities.

Allocation of net proceeds:	**Minimum Offering**	**Maximum Offering[1]**
Payment of Design and Build Contract obligations to Z9 Services Group, a related party	$ 90,000	$ 620,000
General and administrative expenses, including salaries, training and corporate overhead	60,000	1,250,000
Complete design and implementation of EMS Module	30,000	50,000
Complete design and implementation of Physician Module	-	300,000
Purchase or lease of additional computer hardware and networking equipment	-	1,300,000
Professional fees payable to intellectual property counsel, securities counsel, and accountants		300,000
Working capital	10,000	230,000
Total net proceeds	$ 175,000	$ 4,050,000

[1] We anticipate that amounts allocated to working capital if the maximum offering is sold will be allocated to office rent ($100,000) and the remainder to a reserve for contingencies.

We cannot specify with certainty all of the particular uses for the net proceeds that we may receive upon completion of this offering, as the actual allocation will depend upon the amount of money we receive, the licensing or other business opportunities that arise, the amount of any future revenue, any change or inaccuracy in our assumptions about our business or future operations, and other factors, many of which are described in the section of this offering circular titled "Risk Factors." We expect the maximum proceeds of this offering, assuming the sale of all Series A Preferred Stock offered, will be adequate to meet our funding requirements for at least the next 18 months.

If we do not raise proceeds sufficient to cover all of the above planned uses, we will first reduce amounts allocated to "Purchase or lease of additional computer hardware and networking equipment," as amounts allocated for these purposes may be deferred pending our obtaining a revenue-generating license. We expect also to defer approximately 50% of the amount allocated to "General and administrative expenses," as we will postpone adding programming contractors and associated salaries and overhead expenses if we do not raise sufficient proceeds to fund this allocation in full. We will then proportionately reduce the amounts allocated to each of the other categories until the minimum proceeds are all that remain. We are obligated to pay Z9 Services Group 50% of the net proceeds we receive from this offering until the cash portion of the Design and Build Contract is paid in full. If we realize any revenues from licenses or sublicenses during the offering period, we are obligated to use 50% of the revenue we receive to reduce the amount payable under the Design and Build Contract. To the extent this occurs, we will reallocate amounts payable to Z9 Services Group to working capital. Pending the use of offering proceeds, we intend to invest the proceeds in short-term, investment-grade, interest-bearing investments.

In the event the minimum number of shares is not sold in this offering, we intend to delay any payment to Z9 Services Group and will not commence paying salaries to our executive officers until such time as we generate revenue or obtain capital from other sources. There is no assurance we will be successful in doing so if we do not sell the minimum number of shares in this offering. If the minimum number of shares is sold in this offering or we raise less than $1.5 million, we will not have the funds available to fully complete the design and construction of the EMS and Physician modules. We have no arrangement or understanding with ZeroNines or Z9 concerning the construction of the EMS and Physician modules if we are unable to fund the construction of these modules internally. However, if we do not have the funds to complete these modules, ZeroNines or Z9 may elect to undertake the construction of these modules for a deferred payment such as that contained in the Design and Build Contract. Neither ZeroNines nor Z9 is contractually obligated to complete these modules on our behalf.

DIVIDEND POLICY

We have never paid cash dividends and intend to employ all available funds in the development of our business. We have no plans to pay cash dividends in the near future. If in the future we obtain financing from a bank, the terms of that financing may contain restrictions on our ability to pay dividends for so long as the bank financing is outstanding. Please see "Description of Capital Stock – Series A Preferred Stock" and " – Series B Preferred Stock" for information concerning dividend rights and liquidation preferences granted to the holders of each of such series of Preferred Stock by the terms of these securities.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization, each as of June 30, 2011. The pro forma as adjusted columns represent our cash and cash equivalents and capitalization after giving effect to the sale of the minimum and maximum shares of Series A Preferred Stock offered, respectively, assuming the sale of the Series A Preferred Stock at the offering price of $0.50 per share, and the application of proceeds as described in the section entitled "Use of Proceeds."

The pro forma as adjusted information set forth below is illustrative only and our capitalization following the closing of this offering will be based on the actual number of shares of Series A Preferred Stock sold in this offering. You should read this table together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this offering circular, and our financial statements and the related notes included in this offering circular.

	As of June 30, 2011		
	Actual	Pro Forma As Adjusted For Sale of Minimum Offering[1] [2]	Pro Forma As Adjusted For Sale of Maximum Offering[2][3]
Cash and cash equivalents	$ —	$ 85,000	$ 3,430,000
Series A Preferred Stock, 682,000 shares subject to rescission	341,000	341,000	341,000
Total stockholders' equity:			
Series A Preferred stock, authorized 20,000,000 shares; issued and outstanding 500,000, pro forma as adjusted for sale of minimum offering; issued and outstanding 9,200,000 shares, pro forma as adjusted for sale of maximum offering	—	175,000	4,050,000
Series B Preferred Stock, authorized 10,000,000 shares; issued and outstanding, 4,493,198 shares	$ 247,210	$ 247,210	$ 247,210
Common Stock, authorized 100,000,000 shares; issued and outstanding 4,004,219[4]; issued and outstanding 500,000, pro forma as adjusted for sale of minimum offering; issued and outstanding 9,200,000 shares, pro forma as adjusted for sale of maximum offering	40,042	44,932	44,932
Additional paid-in capital	238,200	238,200	238,200
Deficit accumulated in the development stage	(278,629)	(278,629)	(278,629)
Total stockholders' equity	$ 246,823	$ 426,713	$ 4,301,713
Total capitalization	$ 587,823	$ 852,713	$ 8,072,713

(1) Assumes sale of the minimum number of shares offered and that the net proceeds from that sale are approximately $175,000 after deducting commissions and other estimated expenses payable by us.

(2) Assumes all sales are made through finders or broker-dealers, rather than through our officers and directors. To the extent sales are made through our officers and directors, no commissions will be paid and the net proceeds realized by us will increase.

(3) Assumes sale of the maximum number of shares offered and that the net proceeds from that sale are approximately $4,050,000 after deducting commissions and other estimated expenses payable by us.

(4) Reflects the issuance of an additional 488,979 shares of founders' common stock after June 30, 2011 and prior to August 1, 2011.

SELECTED UNAUDITED FINANCIAL DATA

The design and development work on our portal that was performed by ZeroNines from May 1, 2010 to August 16, 2010, the date immediately prior to our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Historically, financial statements were not prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The carve-out financial statements contained elsewhere in this offering circular present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold. All financial information presented in this offering circular for periods prior to our formation in August 2010 reflects only that of the ZeroNines Assets Sold and does not reflect the assets, liabilities, or operating results of ZeroNines. The carve-out financial information for the ZeroNines Assets Sold has been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within ZeroNines' books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred to us as compared to the expenses incurred for ZeroNines' other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare the carve-out financial statements, the information presented below and in the carve-out financial statements may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial position would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the period presented. This financial information does not include a carve-out for cash as the operation of the ZeroNines Assets Sold was historically funded by ZeroNines.

In the opinion of management, these unaudited financial statements contain all adjustments necessary to present fairly the financial position of ZenVault and its results of operations and financial position for the interim periods presented. The results of operations for the period ended June 30, 2011 are not necessarily indicative of expected operating results for the full year.

Statements of Loss Data:	**ZeroNines Assets Sold May 1, 2010 to August 16, 2010**	**ZenVault Medical Corporation August 17, 2010 (Inception) to December 31, 2010**	**ZenVault Medical Corporation Six Months Ended June 30, 2011**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Expenses			
Research and development	$ 88,059	$ —	$ —
General and administrative	—	235,287	44,215
Total operating expenses	88,059	235,287	44,215
Other income (expense), net		155	718
Net income (loss)	$ (88,059)	$ (235,132)	$ (43,497)
Basic and diluted net loss per common share		$ (0.06)	$ (0.01)
Weighted average number of common shares outstanding		4,004,219	4,004,219

The following table presents selected consolidated balance sheet data of ZenVault as of June 30, 2011 on an actual basis and on a pro forma basis after giving effect to (i) closing of the sale of the minimum shares offered, and (ii) closing of the sale of the maximum shares offered, assuming the payment of commissions with respect to all shares sold and our payment of other offering expenses aggregating $ 50,000 (minimum) to $90,000 (maximum).

	As of June 30, 2011		
	Actual	Pro Forma Based on Closing Minimum Offering	Pro Forma Based on Closing Maximum Offering
Balance sheet data:	(Unaudited)		
Cash and cash equivalents	$ —	$ 175,000	$ 4,050,000
Working capital	—	175,000	4,050,000
Total assets	587,823	422,210	4,297,210
Total stockholders' equity	587,823	422,210	4,297,210

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the historical financial statements included in this offering circular. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, please see "Risk Factors" set forth elsewhere herein.

Overview

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We contracted with Z9 Services Group, a related party, for the design and development of our proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture, and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

Recent Developments

We have issued a proposed hosted portal and license agreement to a company that secures insurance for members of a special branch of the U.S. armed forces. The agreement is currently being negotiated and we cannot predict when, or if, the agreement will be signed and generate revenue for us.

Known Trends or Future Events

We have not generated any meaningful revenue and have therefore incurred significant net losses since our inception in August 2010. Since purchasing assets from ZeroNines effective December 15, 2010, which included trademarks, proprietary know-how, source code and all rights to our portal (but which excluded any ownership rights to the ZeroNines Always Available™ business continuity platform which we licensed on a non-exclusive basis), we have engaged in organizational activities and efforts necessary to undertake this offering. We have also been engaged in discussions with prospective strategic partners, although we have only entered into one license agreement with a strategic partner which to date has not resulted in our recognizing any revenue. .

Unless we secure a strategic partner and generate license revenues, we will need additional capital in order to continue to implement our business strategy. We cannot assure you that we will secure such financing or that it will be adequate to execute our business strategy. Even if we obtain this financing, it may be costly and may require us to agree to covenants or other provisions that will favor new investors over existing shareholders. Due to the time required to negotiate and secure signed license agreements, we anticipate it will be some time before we generate substantial revenues, if ever. We expect to generate operating losses for the foreseeable future, but intend to limit the extent of these losses by securing license arrangements with one or more strategic partners. We currently have one such agreement in effect, but to date we have derived no revenue from that agreement.

Since inception, we have incurred significant net losses and we expect to continue to experience significant losses as we invest in building and deploying the EMS and medical practitioner modules on our portal. As of June 30, 2011, we had a deficit accumulated during the development stage of $283,489.

Subject to receipt of sufficient capital through this offering, we expect to build and deploy the EMS and medical practitioner modules on our portal in late 2011 and the first half of 2012. The timing of completion of these modules may vary from our expectations, however, depending on our ability to raise additional capital, as well as our success in identifying and contracting with prospective strategic partners.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our financial statements. We have identified the accounting policies that we believe require application of management's most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results may differ substantially from these estimates under different assumptions or conditions. See Note 2 to our unaudited financial statements for a discussion of our critical accounting policies and estimates.

Results of Operations – ZeroNines Assets Sold, May 1, 2010 to August 16, 2010

Revenue

We are a development stage enterprise and have not generated material revenue in our operating history

Expenses

Research and development costs of $88,059 for the ZeroNines Assets Sold represent allocated executive and programming labor expense for research and development on our portal from May 1, 2010 to August 16, 2010, together with allocated corporate overhead.

Net Loss

The ZeroNines Assets Sold incurred a net loss of $88,059 for the period from May 1, 2010 to August 16, 2010, representing research and development costs incurred during such period.

Results of Operations – ZenVault Medical Corporation, August 17, 2010 (Inception) to December 31, 2010

Revenue

We are a development stage enterprise and have not generated material revenue in our operating history

Expenses

Research and development costs on our portal were nil for the period from inception to December 31, 2010, but ZeroNines and its subsidiary incurred $159,151 in research and development costs during this period pursuant to the Design and Build Contract. Our general and administrative expenses increased to $235,287 during this period. These expenses consisted of compensation for the issuance of founders' stock, compensation related to the grant of stock options, and bank fees.

Net Loss

We incurred a net loss of $235,132 for the period from August 17, 2010 to December 31, 2010. This loss reflects our general and administrative expenses during this period, after taking into account interest income.

Results of Operations – ZenVault Medical Corporation, Six Months Ended June 30, 2011

Revenue

We are a development stage enterprise and have not generated material revenue in our operating history

Expenses

Research and development costs on our portal were nil in the six months ended June 30, 2011, reflecting the delivery of the substantially completed portal to us by Z9 Services Group in December 2010. General and administrative expenses of $44,215 during this period consisted of compensation related to the grant of stock options and bank fees.

Net Loss

We incurred a net loss of $43,497 for the six months ended June 30, 2011. This loss reflects our general and administrative expenses during this period, after taking into account interest income.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through sales of our equity securities. In order to continue to execute on our business plan, it will be necessary to raise additional capital and/or enter into licensing agreements. We cannot provide assurance that we will be able to raise capital or enter into licensing agreements. Until we secure any licensing agreements, we expect to satisfy our future cash needs through private or public sales of our securities or debt financings. We cannot be certain that funding will be available to us on acceptable terms, or at all.

If we cannot raise adequate additional capital in the future when we require it, we will be required to delay, reduce the scope of, or eliminate one or more of our module development programs or our commercialization efforts.

Off Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "variable interest entities."

Recently Issued Accounting Pronouncements

We have reviewed the accounting pronouncements up through Update No. 2011-06 and do not expect any of these updates to have a material impact on our financial statements.

Disclosure and Internal Controls

We are not currently required to evaluate the design and effectiveness of our disclosure controls and procedures, or the effectiveness of our internal control over financial reporting. At such time as we become subject to these provisions of the Exchange Act, we will then conduct the required evaluations and disclose their results.

Quantitative and Qualitative Disclosures About Market Risk

We are not currently exposed to material market risk arising from financial instruments, changes in interest rates or commodity prices, or fluctuations in foreign currencies. We have no need to hedge against any of the foregoing risks and therefore we currently engage in no hedging activities.

Impact of Inflation

In general, we believe that, over time, we will be able to increase prices to counteract the majority of the inflationary effects of increasing costs.

BUSINESS

Overview

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We designed and developed this proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

Our strategy is predicated on our unwavering commitment to empower consumers to securely store, view, and control access to their PHR. Our portal enables consumers with copies of their PHR to scan and upload this information directly to their portal account. Our goal is to transform consumers' ability to view and manage this personal healthcare information through our portal's encrypted, cloud-based, continuously available storage infrastructure that can instantly and securely provision PHR to a consumer's desktop, laptop, smart phone, tablet, or similar device anywhere throughout the world.

Following completion of this offering, we will commence building the next module we have designed and expect to add to the ZenVault portal in the second quarter of 2012. This powerful module will allow medical professionals such as physicians, nurses, physician's assistants, dentists, chiropractors and psychiatrists, and healthcare facilities such as hospitals, clinics, and nursing homes, to quickly upload and store PHR. We expect to equip this module to accept uploads of commonly available formats such as .pdf, .jpg/.jpeg, .txt, png, tiff, rtf, Microsoft Word, and Microsoft Excel, with no need for conversion or customization. These files are expected to include diverse information such as basic patient data, medical history, hospital admittance and release records, medical orders, laboratory test results, examination and evaluation reports, immunization status, and medical images. When completed, the medical professional module will mark our successful achievement of twin business objectives:

- offering medical professionals a centralized, content-flexible depository for patient PHR that is secure, reliable, continuously available to the medical professional and consumer, and which will result in medical professionals complying with applicable privacy and PHR regulatory requirements, and
- facilitating the integration of our two planned primary user populations – consumers and medical professionals – onto a single, scalable, software-driven, cloud-based storage platform on the ZenVault portal that will cost-effectively and seamlessly provide bi-directional, synergistic, and concurrent access to PHR by both consumers and medical professionals.

We are fundamentally different from traditional electronic medical records (EMR) and electronic health records (EHR) companies. Today's healthcare marketplace generally defines EMR as the legal patient record created in hospitals and ambulatory environments that is the data source for EHR. EHR is data which is generated and maintained within an institution such as a hospital, clinic or physician office. Unlike many traditional EMR and EHR companies, we are not dependent on legacy software and dedicated hardware systems that EMR and EHR providers often require medical professionals to use for records storage, billing and reimbursement, and imaging. In contrast, our portal is a virtual "open source" storage platform that is designed to accommodate medical records and images stored in the many commonly used digital formats described above. Additionally, dedicated EMR or EHR systems can cost several hundred thousand dollars or far more, meaning cost can be a significant obstacle for small and mid-size medical professional practices and hospitals. In response to competitive pressures, several EMR and EHR companies have recently transitioned to free-access, advertising-based revenue models. We believe most consumers and medical professionals prefer personal health information to appear in an advertising-free environment and will purchase a subscription-fee based cloud-storage solution for PHR if it is encrypted, highly secure, flexible, continuously available, and easy-to-use.

We currently make both free and premium versions of our portal available at *www.zenvault.com*. Our premium version is currently priced to end users at $14.95 per month. The following sets forth the features of the free and subscription versions of our portal:

Free Version

Personal Health Form: A health summary where a user can list his or her doctors, medications, medical conditions, and other aspects of the user's personal health history.

EMS Network (Coming Soon): Will enable Emergency Medical Services such as emergency rooms to find and read a user's ZenVault Medical PHR records authorized by the user for EMS review during an emergency.

Data Encryption: A patent-pending variant of NSA-approved encryption protocols protects PHR. Patented Always Available™ technology, which provides virtually 100% uptime. Uploads are protected in transit by SSL encryption.

Premium Version:

Personal Health Form: A health summary where the user can list his or her doctors, medications, medical conditions, and other aspects of the user's personal health history.

EMS Network (Coming Soon): Will enable Emergency Medical Services such as emergency rooms to find and read a user's ZenVault Medical PHR records authorized by the user for EMS review during an emergency.

Data Encryption: A patent-pending variant of NSA-approved encryption protocols protects PHR. Patented Always Available™ technology provides virtually 100% uptime. Uploads are protected in transit by SSL encryption.

Multiple File Formats: Store records, lab results, and x-rays in .PDF, .JPG, .TXT and other common formats.

Medical Contacts: Store contact information for the user's doctors and other emergency contacts. This is accessible to the EMS network when authorized by the user.

Private Messaging: Send the user's own personal records securely to and from the user's account.

Practicitioner Upload: Physicians and other medical professionals can email PHR directly to a user's account.

Our Sales, Marketing and Revenue Generation Strategies

We intend to rely on resellers, enterprise solutions providers, and institutional customers to market our portal to end users. We refer collectively to resellers, enterprise solutions providers, and institutional customers as strategic partners. Prospective strategic partners have direct access to, or relationships with, large end user populations that we believe will allow us to secure a much larger base of end users than we would otherwise be able to secure through direct marketing efforts. As ZeroNines is actively marketing its Always Available™ technology and cloud-based operating system to many entities that we believe are prospective ZenVault strategic partners in the PHR storage and management areas, we believe ZeroNines' marketing efforts will afford us crossover marketing opportunities to prospective strategic partners. We do not currently intend to engage in significant end user direct marketing except through low-cost web-based initiatives that are likely to generate a limited number of end users. We have not yet generated any revenues from strategic partner license agreements and have secured only one signed agreement to date. However, we are in early discussions with several prospective strategic partners and intend to continue to expand our marketing efforts directed at prospective strategic partners.

On our introduction of the medical professional module in 2012, we expect to inaugurate ZenVault portal storage at an attractive price point for this market as compared to existing EMR and EHR alternatives, particularly for smaller and mid-size medical practices. Our marketing strategy for the medical professional market, including prospective strategic partners in this market, will focus on the range of benefits for medical professionals, including:

- continuous access to patient information without location or device limitations;
- encrypted, secure storage of patient records;
- cloud-based network architecture, eliminating fixed costs for hardware and variable programming costs;

- flexible formatting, reducing or eliminating conversion, customization or manual processes associated with many dedicated EMR and EHR systems, thereby reducing administrative costs; and

- how simultaneously providing patient access to PHR is the future of healthcare and can foster improved patient relations, increase patient communication opportunities, and enable rapid collaboration and consulting.

We have designed a flexible revenue generation model that will accommodate our marketing and sales objectives within the consumer and medical professional target markets. In this regard, we have developed revenue sharing and royalty license paradigms for the ZenVault portal and private label portals we intend to make available to prospective strategic partners. We anticipate that certain strategic partners such as corporate or government customers may offer the ZenVault portal to employees and contractors as part of a highly competitive benefit package, while others may wish to make the ZenVault portal available to employees and contractors on a discounted or pass-through, subscription-fee basis. We believe that by continually seeking to add new functionalities and features to the ZenVault portal, we can create a compelling value proposition for our subscribers.

Going forward, we intend to incorporate bi-directional interactive features into our portal that will expand consumer end user PHR management capabilities and increase the attractiveness of our private label offerings. We also intend to seek certification of the ZenVault portal by recognized healthcare and security industry certifying organizations. Because the introduction of the medical professional portal will significantly expand our base of prospective customers, our focus in 2012 will be on converting prospective strategic partners and medical professionals to revenue-generating collaborators, enabling us to recruit a diversified base of end users.

The Healthcare Market

The global healthcare market represents one of the world's largest markets. The National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services (HHS) states that total U.S. health spending reached $2.5 trillion in 2009. According to the Organization for Economic Cooperation and Development's (OECD) Health Data 2011, health spending reached an average of 9.5% of worldwide GDP in 2009. Applying the average health spending of 9.5% of GDP in 2009 to the European Union's estimated GDP of $15 trillion, the EU's estimated total 2009 health spending was over $1.4 trillion. Accordingly, we believe that the worldwide market for health spending is comfortably in excess of $4 trillion. Although we are not aware of any statistics citing how many personal medical records are created per healthcare dollar spent, we believe that the multi-trillion dollar worldwide market for healthcare is reflected in the creation of hundreds of millions of medical records each year. In this regard, every visit to a physician or clinic, every hospitalization, every prescription, and every nursing home stay or home healthcare visit creates one or multiple personal medical records.

According to the Organization for Economic Cooperation and Development (OECD) Health Data 2011, released on June 30, 2011 (available at http://www.oecd.org/document/30/0,3343,en_2649_37407_12968734_1_1_1_37407,00.html), the following represents the national expenditure on health as a percentage of 2009 gross domestic product (GDP) for eight countries among the most developed in the world.

Country	Total Expenditure on Health as a % of 2009 GDP[1]	Estimated GDP for 2009[2]	Implied 2009 Health Expenditures
United States	17.4	$ 14.3 trillion	$ 2.5 trillion
Netherlands	12.0	$ .65 trillion	$. 078 trillion
France	11.8	$ 2.1 trillion	$ 0.24 trillion
Germany	11.6	$ 2.8 trillion	$ 0.32 trillion
Switzerland	11.4	$ .31 trillion	$0.035 trillion
United Kingdom	9.8	$ 2.1 trillion	$ 0.21 trillion
Spain	9.5	$ 1.3 trillion	$ 0.12 trillion
Japan	8.5[3]	$ 4.1 trillion	$ 0.35 trillion
Total			$ 3.75 trillion

[1] Source: OECD Health Data 2011.

[2] Source: 2010 Central Intelligence Agency World Factbook. Represents GDP at official exchange rates in U.S. dollars. Information is not exact and has been rounded.

[3] Represents 2008 data, the most recent available.

The health expenditures in the table above indicate approximately $3.75 trillion was spent on health in 2009 among these eight countries. The National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services (HHS) states that total U.S. health spending reached $2.5 trillion in 2009. the major categories of which were hospital care ($759.1 billion), physician and clinical services ($505.9 billion), prescription drugs ($249.9 billion), and nursing home, continuing care communities, and home healthcare ($205.3 billion). In the U.S. alone, over 39.9 million hospitalizations occurred in 2008, according to the Agency for Healthcare Research and Quality.

Industry and End User Challenges

- *Highly Fragmented and Complex Market.* The market for PHR is highly fragmented and complex. Every entity or medical professional that creates or stores EMR and EHR today typically does so on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records.

- *Government Initiatives to Mandate Use of Electronic Health Records.* Both President Obama and former President Bush publicly articulated a goal of implementing EHR fully in the U.S. by 2014. HHS now offers Medicare and Medicaid incentive programs that provide incentive payments to medical professionals, eligible hospitals, and critical access hospitals that adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology. Moreover, the Health Information Technology for Economic and Clinical Health Act, or HITECH, which was enacted as part of the American Recovery and Reinvestment Act of 2009, contains certain financial and other penalties that are currently scheduled to take effect in 2015. These penalties will apply to medical professionals and hospitals that fail to reach the meaningful use standard for electronic medical records related to Medicare and Medicaid services. This combination of financial incentives and penalties can be expected to exercise a powerful influence on the adoption of electronic medical recordkeeping by medical professionals and hospitals in the next two to three years.

- *Mandated Legal and Ethical Confidentiality for PHR.* Medical information confidentiality dates back to the Hippocratic Oath. The modern version of this oath, like its predecessor, continues to view the duty of confidentiality of medical information as a fundamental tenet of medical practice. That confidentiality is now codified in U.S. law under the Health Insurance Portability and Accountability Act (HIPAA) of 1996, or HIPAA, and HITECH. Medical professionals, hospitals and other providers, and consumers wanting access to their PHR are justifiably concerned about entrusting sensitive medical information to electronic systems that might be subject to hacking, internal security breaches, or other fraudulent activity. All healthcare market participants and consumers are therefore seeking assurance that any EMR system utilized by them will have sufficiently robust security measures so as to ensure the complete confidentiality of medical information.

- *Vast Market Size.* According to the National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services, total U.S. health spending reached $2.5 trillion in 2009. The OECD Health Data 2011 estimated that worldwide health spending reached an average of 9.5% of GDP in 2009. If this average is applied to the European Union's collective GDP of $15 trillion in 2009, the implied 2009 health spending in the EU was over $1.4 trillion. While we are not aware of statistics equating health spending to creation of medical records, we believe the size of the worldwide healthcare market evidences the creation and storage of millions of medical records each year. The need to securely digitize, store and retrieve this information in flexible formats and a low-cost environment will drive the search for technology solutions by medical professionals, hospitals and other healthcare providers.

• *Lack of Experienced Healthcare IT Professionals.* As market and government incentives have increased demand for electronic medical recordkeeping, demand for experienced technologists, programmers and system engineers with specialized healthcare knowledge has substantially increased. The legally-required confidentiality of medical information in the U.S. has also impacted demand for IT security professionals in the healthcare market. This demand has resulted in some EMR and EHR providers, hardware vendors, and programming firms being unable to fill hiring demand for seasoned IT professionals with healthcare experience. These difficulties have been compounded by hospitals, clinics and large medical practices seeking to hire experienced IT professionals to manage their IT and EMR systems from the same pool of prospective employees. A secure electronic medical recordkeeping service that is not dependent on localized or contracted IT support and which can be used by non-IT personnel in a flexible and low-cost environment will alleviate the need for legacy system support, costly upgrades, and capital investments that increase IT costs within the healthcare market.

• *Absence of Consumer Orientation and Consumer Desire for Knowledge.* Historically, consumers have had minimal access to their medical records, even though many healthcare decisions are dependent on the data in those records and the information technically belongs to the consumer end user. In addition, there have been instances where healthcare market participants have sought to retain patient medical records for reasons unrelated to patient care, *i.e.*, instances of billing disputes or malpractice litigation. In today's web-based world, consumers are accustomed to using the Internet to access all types of information, including information about health conditions, diseases and available treatment options. As consumers learn about ways in which they can obtain independent and easy access to PHR, it appears likely that demand will develop for this access and knowledge, just as demand grew for web-based information about treatment options when consumers learned of this information source.

• *Increasing Role of the Internet and Mobile Technologies.* Medical professionals and consumers increasingly are turning to the Internet and mobile devices for technology solutions in the storage, handling and retrieval of PHR. While medical professionals have access to the data developed by them, the inability to share this information with other medical professionals and providers on a common platform has increased the costs associated with, and detracted from fully taking advantage of, collaboration and consulting opportunities within the healthcare industry. In addition, the widespread adoption of mobile technologies will lead consumers to begin to expect health-related information to be available on their mobile devices where, when and how they want it.

Regulation

Because our portal involves the management of consumers' personal health records, it is critical for us to protect the privacy and confidentiality of our customers' PHR. The Health Insurance Portability and Accountability Act of 1996, commonly referred to as HIPAA, requires covered entities to protect the privacy and confidentiality of the PHR of their patients and customers. Although we are not a covered entity as that term is defined in HIPAA, we have taken into account the privacy, security standards and other requirements of HIPAA when designing and developing our portal. We believe that we meet and/or exceed current HIPAA standards and have designed our EMS and medical practitioner modules to also meet those standards. We have not yet sought certification that our portal meets or exceeds applicable privacy and security standards by healthcare or security firms that provide such services, but we intend to obtain such certifications as our management team deems necessary or desirable once we have deployed the EMS and medical practitioner modules.

The Health Information Technology for Economic and Clinical Health Act, or HITECH, was enacted on February 17, 2009 as part of the American Recovery and Reinvestment Act. HITECH significantly expanded the businesses that are subject to HIPAA requirements. Under HITECH, entities that perform a function, activity, or service on behalf of a covered entity and that require use or access to the personal health information of the covered entity, and vendors of PHR that use or access personal health information, must also comply with the HIPAA's Security Standards and many of HIPAA's Privacy Standards. These entities are defined as "business associates" under HITECH. One of the key obligations under HITECH is the requirement of business associates to notify individuals when there has been, or there is a strong possibility of, a breach of the individual's personal health information.

As a vendor of storage and retrieval capabilities for PHRs, we intend to implement policies and procedures to ensure our compliance with HITECH and its associated regulations. However, we believe that under the second element of the definition of a business associate in HITECH, we would not be considered a business associate as we do not perform "a function or activity on behalf of the covered entity," principally because covered entities are not required to maintain PHR. Similarly, we do not meet the other part of the second element of this test in that we do not "perform a service on behalf of a covered entity," because the beneficiary of the PHR is the patient, not the covered entity, and the covered entity has no obligation to maintain PHRs on its patients - only medical records. Although we do not believe we are currently subject to HIPAA and HITECH, we intend to strive to meet the requirements imposed on businesses that are subject to these laws, and will monitor developments in these laws and their associated regulations to ascertain if changes or implementing rules may encompass our business within this regulatory scheme.

Intellectual Property

We own the URL and domain name for the web address *www.zenvault.com*. Under the Sale and Participation Agreement with ZeroNines, we purchased the source code for our portal, the "ZenVault®" and "ZenCode®" trademarks, each of which is registered with the U.S. Patent and Trademark Office, and certain proprietary technology. We do not currently maintain any patented intellectual property. Our Sale and Participation Agreement with ZeroNines grants us a 30 year non-exclusive license to use the ZeroNines Always Available™ business continuity platform. That platform utilizes technology that is the subject of two issued U.S. patents, Nos. 6,816,980 and 6,760,861, and issued patents in several European Union countries. The Sale and Participation Agreement also entitles us to use technology which is the subject of patent applications filed, or to be filed, by ZeroNines.

We do not believe that patents will play an important role in the protection of our intellectual property, as we believe that several methods exist that can be used by our competition to store, manage and make PHR accessible. As we expand our portal's capabilities, we will consider whether patents, trademarks, copyrights or other forms of intellectual property protection are appropriate, will provide us meaningful protection, and are likely to be issued if applied for.

We also maintain trade secrets and proprietary know-how that we seek to protect through confidentiality and nondisclosure agreements. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information. If we do not adequately protect or enforce our trade secrets and proprietary know-how, our competitive position and business prospects could be materially harmed.

Competition

Our portal competes with a number of product and service providers in the consumer health information management marketplace, including HealthVault, myMediConnect, MyMedical Records, NoMoreClipboard.com, and others. Some of these firms offer free PHR management services to consumers, while deriving revenue from advertising, while others use a subscription fee model similar to ours. Google Health, a free service, recently ceased operations and is no longer among the companies with which we compete. We also compete with Internet portals offered by insurance companies, hospitals and HMOs for their policyholders and patients.

Each of our competitors offers varying PHR products and services for on-line storage and access to medical records at varying price points. We believe our ability to compete effectively in our industry will be enhanced by our use of the ZeroNines Always Available™ business continuity platform, which offers simultaneous cloud-based storage in two separate cloud computing networks. We also believe that our portal's content and format flexibility offers greater ease of use than our competitors' products because copies of actual medical records, such as laboratory test results and radiology reports, can be uploaded directly into the user's account by consumers and without reliance on a third party, which may raise confidentiality and cost issues.

Today, most hospitals, medical practitioners, and insurers typically create and store EMR and EHR on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records. We believe our portal will address many of the shortcomings inherent in today's legacy EMR and EHR systems

Although hospital patient, HMO patient and insurance policyholder portals may allow users to see certain information regarding test results, prescriptions or claims data, and may even give patients the ability to set appointments and communicate with doctors, these portals only allow users to view data from that specific provider. If an end user changes healthcare providers or insurance carriers, the information may become inaccessible. In contrast, our portal is designed to offer consumers a single, secure, on-line depository for all of their PHR from every provider, so that this information is available anytime a user needs to access or share it.

We expect that other companies may elect to enter the PHR management market, and many of those businesses may have greater technical, financial, and marketing resources than are available to us. Our current or future competitors may also seek to replicate features offered on our portal, which could diminish any competitive advantage we believe we possess.

Disaster Recovery Plan

We have a disaster recovery plan in place that is designed to ensure the safekeeping of records stored in a user's ZenVault portal account, while maintaining continuity of our services. This plan is premised on the ZeroNines Always Available™ business continuity platform, which offers simultaneous cloud-based storage in two separate cloud computing networks. The cloud-based systems now used by us are on the East Coast and West Coast of the U.S., which we believe offers maximum security against a natural or man-made disaster. The ZenVault portal simultaneously, automatically encrypts and stores PHR data on both cloud networks on a real-time basis. [Our backup and recovery encryption and processes are FIPS 140-2 compliant.]

Research and Development

Prior to our formation on August 17, 2010, ZeroNines spent $88,059 on research and development activities on our behalf. ZeroNines and Z9 Services Group conducted additional research and development activities for our portal after August 17, 2010, but those expenses were assumed by ZeroNines under the Design and Build Contract. After this offering, we will undertake all of our own research and development and do not expect to rely on ZeroNines or Z9 Services Group for those activities.

Facilities

We currently maintain our corporate offices in the residence of Mr. Botdorf at 450 East Happy Canyon Road, Castle Rock, Colorado. We are not charged any rental for our use of Mr. Botdorf's residence. Assuming we sell all of the Series A Preferred Stock offered, we expect to lease a small corporate office of approximately 1,500 to 2,000 square feet in or adjacent to Castle Rock, Colorado. We believe that there are a number of suitable facilities available for lease as our corporate office, and we have allocated a portion of our working capital to the expected rent expense for that office.

Product Liability and Insurance

The storage and maintenance of PHR involve inherent risks of computer security breaches that may result in unauthorized parties gaining access to sensitive medical information. If this occurred on our portal or on a private-labeled portal we designed, we could be subject to lawsuits and regulatory or administrative proceedings, and may be liable, directly or as an indemnitor, for damages. Those damages could include compensatory, punitive or other exemplary damages which could be substantial. Due to the high cost of liability insurance coverage, we have elected not to obtain liability insurance at the current time. We expect to obtain liability insurance coverage at such time as we secure revenue-producing strategic partners or a material number of end users. The amount, nature and pricing of such insurance coverage will likely vary due to a number of factors, especially our portal's past security record. We may not be able to obtain sufficient insurance coverage to address our exposure to liability actions, or the cost of that coverage may be such that we will be limited in the types or amount of coverage we can obtain. Any uninsured loss we suffer could materially and adversely affect our business and financial position.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened legal or administrative proceedings in which we will become involved.

Employees

As of August 1, 2011, we had eight part-time employees and utilized the services of a number of consulting programmers on a part-time basis. Overall, we have not experienced any work stoppage and do not anticipate any work stoppage in the foreseeable future. Management believes that relations with our employees are good.

Corporate Information

Our principal executive offices are located at 450 East Happy Canyon Road, Castle Rock, Colorado, 80108, USA, and our phone number is (303) 810-7719.

We maintain a website on the internet at *www.zenvault.com*. The information on our website is not, and shall not be deemed to be, a part of this offering circular. You may read and copy the offering circular and any exhibits we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

THE RESCISSION OFFER

Background and Reasons for the Rescission Offer

During the Purchase Period, we inadvertently accepted into escrow the $341,000 Purchase Price prior to the time that the SEC had qualified the Previously Filed Offering Circular. We did so based on legal advice we received that we were permitted to make sales of Preferred Stock under the Previously Filed Offering Circular once it was filed with the SEC. On April 22, 2011, the SEC requested information concerning the exemption we relied upon in making such sales. Subsequently, we determined that we should not have made sales under the Previously Filed Offering Circular until such time as the SEC qualified the Previously Filed Offering Circular (which had not occurred), and that no other exemption was available for sales of the Rescission Shares during the Purchase Period.

We are making this Rescission Offer in order to address the violation of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") that resulted from sales of the Rescission Shares to the Prior Subscribers during the Purchase Period. There are eight investors who purchased the Rescission Shares during the Purchase Period, including a director nominee of ZenVault who gifted the purchased Rescission Shares to two relatives. We are making the Rescission Offer to the director nominee, who has informed us that he does not intend to accept the Rescission Offer on his own behalf or on behalf of his donees. However, the director nominee and the other Prior Subscribers are not eligible to make a decision to accept or reject the Rescission Offer until we have delivered to such persons this offering circular and sufficient time has passed within which such persons may review this offering circular. Accordingly, the director nominee's communication to us is non-binding and will only become binding when he accepts or rejects the Rescission Offer. None of our existing officers or directors is eligible to participate in the Rescission Offer.

Effect of the Rescission Offer

If you reject or fail to timely accept the Rescission Offer in accordance with the terms and conditions set forth in this prospectus and the Rescission Offer Election Form by 5:00 p.m., Mountain Time, on the Expiration Date, you will retain ownership of the Rescission Shares you own and will not receive any payment for any Rescission Shares you previously purchased.

Your acceptance of the Rescission Offer may preclude you from later seeking similar relief, if any is available. We understand that, under most securities laws, acceptance or rejection of a rescission offer may preclude offerees from initiating an action against the rescission offeror in connection with the registration of securities that are the subject of the rescission offer. In this regard we urge you to consult with your legal adviser to determine whether to accept or reject the Rescission Offer. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects the Rescission Offer, that such person is estopped from asserting such claims as a result of the Rescission Offer.

We believe that this Rescission Offer is exempt from registration under the federal securities laws and applicable state securities laws and thus need not comply with securities laws regulating such offers. However, we do not make any representation as to the compliance of this Rescission Offer with any applicable state securities law.

Statutes of limitations under state laws vary by state, with the limitation period under many state statutes not typically beginning until the facts giving rise to the violation are known. Our Rescission Offer is not an admission that we did not comply with any federal or state registration or disclosure requirement, nor is it a waiver by us of any applicable statute of limitations or any potential defense we may have. Determining when a statute of limitations expires can be a difficult issue, and you should consult with an attorney if you have any questions regarding how a statute of limitations may apply to any claims you have or regarding any of your legal rights and remedies before deciding whether or not to accept the Rescission Offer.

Terms of the Rescission Offer

If you accept the Rescission Offer, we will repurchase the Rescission Shares at a purchase price equal to the Purchase Price paid by you for the Rescission Shares you purchased. You also will receive interest on the original

Purchase Price of the Rescission Shares at a rate of 6% per annum from the date you purchased the Rescission Shares through the Expiration Date.

Although this offering circular uses the term "interest" when describing the calculation of the Rescission Offer price, the term is only intended to describe the method used to calculate the payment amount, and the payment is not considered interest for federal income tax purposes. Instead, the entire amount will be considered as a payment for the sale of your Rescission Shares.

The Rescission Offer will expire at 5:00 p.m., Mountain Time, on [the Expiration Date], which is the Expiration Date. If all actions required to validly accept the Rescission Offer are completed in accordance with the terms and conditions set forth in this offering circular and the instructions to the Rescission Offer Election Form prior to the deadline specified in the preceding sentence, we will within two business days of the Expiration Date instruct the Escrow Agent to return to you the Purchase Price you paid for your Rescission Shares, together with statutory interest thereon, in accordance with the description contained in this offering circular. All such amounts will be paid in U.S. dollars.

How to Accept or Reject the Rescission Offer

YOU ARE NOT LEGALLY REQUIRED TO ACCEPT THE RESCISSION OFFER.

How to accept the Rescission Offer

Acceptance of the Rescission Offer is optional. In making your decision, you should consider all relevant factors in light of your particular economic and personal circumstances, and the possibility that the value of the Rescission Shares may increase or decrease after the Expiration Date. You should also bear in mind that our Preferred Stock is not and will not be quoted or traded on a national securities exchange or other automated quotation system until such time as we file a registration statement under the Securities Act and/or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, you must be prepared to bear the economic risk associated with ownership of the Rescission Shares for an indefinite period.

Your Rescission Offer Election Form is attached as an Exhibit to this offering circular. To accept the Rescission Offer, please check the box on the Rescission Offer Election Form next to, "I ACCEPT THE RECESSION OFFER," and then send us a facsimile transmission of the signed Rescission Offer Election Form at (303) 814-1495, or send us the original signed Rescission Offer Election Form by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado 80108. If you send us the signed Rescission Offer Election Form by regular mail, we strongly suggest you send the form by certified mail, return receipt requested, and retain a copy of the signed form for your records. In order to accept the Rescission Offer, you must initiate the facsimile transmission or mail the Rescission Offer Election Form on or before 5:00 p.m., Mountain Time, on [the Expiration Date]. If you do so, we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer .

IF YOU DO NOT CHECK THE "I ACCEPT THE RECESSION OFFER" BOX ON YOUR RESCISSION OFFER ELECTION FORM AND RETURN IT TO US BY FACSIMILE TRANSMISSION OR THE U.S. POSTAL SERVICE ON OR BEFORE 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.

How to reject the Rescission Offer

You do not need to take any action to reject the Rescission Offer. If you change your decision and want to reject the Rescission Offer after having accepted the Rescission Offer, you may reject the Rescission Offer by making a copy of your Rescission Offer Election Form, crossing out the box that represents your previous decision, check the appropriate box representing your new decision, and then initial both boxes and indicate the date on which you took both of these actions. Then you must send us the revised Rescission Offer Election Form by facsimile transmission or regular mail as described above on or before 5:00 P.M., Mountain Time, on the Expiration Date.

If you have previously accepted the Rescission Offer and you change your mind, we must receive this notice of rejection on or before 5:00 p.m., Mountain Time, on the Expiration Date. Otherwise, you will be deemed to have accepted the Rescission Offer pursuant to your Rescission Offer Election Form.

IF YOU FAIL TO PROPERLY COMPLETE ALL ACTIONS REQUIRED FOR VALIDLY ACCEPTING THE RESCISSION OFFER PRIOR TO 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. ACCEPTANCE OR REJECTION OF THE RESCISSION OFFER MAY TERMINATE YOUR RIGHT TO BRING A CIVIL ACTION AGAINST US FOR FAILURE TO REGISTER THE SHARES UNDER THE SECURITIES LAWS.

Funding the Rescission Offer

We never authorized U.S. Bank, N.A., the Escrow Agent, or American National Bank, the predecessor escrow agent, to release the Purchase Price to us, and the aggregate Purchase Price remains on deposit with the Escrow Agent as of the date of this offering circular. Therefore, any Prior Subscriber who accepts the Rescission Offer will receive a full refund of his, her or its Purchase Price, together with statutory interest from the date of the purchase to the Expiration Date. That refund will come directly from the Escrow Agent pursuant to instructions we will provide to the Escrow Agent within two business days of acceptance of the Rescission Offer by any Prior Subscriber.

Questions about the Rescission Offer

If you have questions about the Rescission Offer, you may call us at 1-303-814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

When You Should Expect Payment if You Accept the Rescission Offer

The instructions to the Escrow Agent which we will deliver to the Escrow Agent within two business days after the Expiration Date require the Escrow Agent to mail the check to you by certified mail, return receipt requested, within two business days of receipt of our instructions. Accordingly, if the time for mail to reach you is approximately three to five business days, you should expect to receive the cashier's check in 7 to 12 calendar days after the Expiration Date.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of August 1, 2011.

Name	Age	Position
John C. Botdorf	51	Executive Chairman of the Board and Acting Chief Financial Officer
Alan S. Gin	55	Chief Executive Officer and Director
Keith T. Fukuhara	48	Chief Technology Officer
Bradley J. Claus	33	Chief Operating Officer and Director
Dr. Mark W. Brunvand	55	Director Nominee

John C. Botdorf co-founded ZenVault with Messrs. Gin and Fukuhara in August 2010, and has been the executive chairman of the board and acting chief financial officer since our inception. Since November 2001, Mr. Botdorf has also served as the executive chairman of ZeroNines Technology, Inc., which he co-founded with Messrs. Gin and Fukuhara in November 2001. Mr. Botdorf has also served since January 2009 as a managing member of Z9 Services Group, LLC, which is wholly-owned by ZeroNines Technology, Inc. ZeroNines is engaged in developing and marketing the Always Available™ patented business continuity platform for user applications in dual cloud-based locations, which is installed and serviced by Z9 Services Group. Mr. Botdorf divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us. Mr. Botdorf received a Bachelor of Science degree with a double major in finance and real estate from California State University – Northridge in 1983.

Alan S. Gin co-founded ZenVault with Messrs. Botdorf and Fukuhara in August 2010, and has served as our chief executive officer and a director since our inception. Mr. Gin co-founded ZeroNines in November 2001 and has served as its president and chief executive officer since that time. He also has been a managing member of Z9 Services Group, LLC since January 2009. Mr. Gin served as Vice President of the Enterprise Solutions Group of Hitachi Data Systems from 1998 to 2001, and prior to that time was, respectively, a managing director of Consulting Services for StorageTek, a senior program manager at AT&T Global Information Solutions, and a director of Wang Laboratories Professional Services. He also served previously as the senior director of PwC's Microcomputer Advisory Services Group. Mr. Gin divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us. Mr. Gin attended Hawaii Pacific University from 1974 through 1978, where he majored in business administration. Mr. Gin, together with Mr. Fukuhara, was issued two patents in 2004 covering the Always Available™ business continuity platform and system architecture developed by ZeroNines.

Keith T. Fukuhara co-founded ZenVault with Messrs. Botdorf and Gin in August 2010, and has served as our chief technology officer since our inception. Mr. Fukuhara has served as the chief technology officer of ZeroNines since November 2001, and has also been a member of the board of directors of ZeroNines since 2001. Prior to co-founding ZeroNines, Mr. Fukuhara served as, respectively, a senior solutions architect for Hitachi Data Systems, a senior security consultant for Secure It, and a senior consultant for the Teris Consulting Group of StorageTek. Mr. Fukuhara divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us. Mr. Fukuhara received a Bachelor of Science degree in computer science from San Francisco State University in 1986. Mr. Fukuhara, together with Mr. Gin, was issued two patents in 2004 covering the Always Available™ business continuity platform and system architecture developed by ZeroNines.

Bradley J. Claus has served as our chief operating officer since January 2011 and as a member of our board of directors since June 2011. Mr. Claus has since 2006 served as a registered representative in the Centennial, Colorado office of World Financial Group, which is owned by AEGON, an international life insurance, pension and investment group based in The Hague, Netherlands. World Financial Group offers a broad variety of financial products to consumers, including life insurance, annuities, and mutual funds, as well as financial support services for businesses. Mr. Claus has also served as a registered investment advisor in the Centennial, Colorado office of Investment Advisors International (IAI) since 2009. IAI is the affiliate investment advisory firm of WFG. Mr. Claus currently devotes only such time as may be required to our business and affairs. We expect that Mr. Claus will devote approximately 33% of his time, or at least 13 hours per 40 hour-week, to our business and affairs once we close on at least $400,000 in gross offering proceeds and he becomes eligible to draw a salary. Mr. Claus received a Bachelor of Science degree in economics in 2004 from the University of Michigan.

Mark V. Brunvand, M.D. is a director nominee who will join our board of directors on the date of this offering circular. Dr. Brunvand is an oncologist and has been a member of the hospital staff of Presbyterian/St. Luke's Medical Center in Denver, Colorado since 1997. From 1986 to 1997, Dr. Brunvand served as a staff physician for the Oregon Health Science University Hospital in Portland, Oregon, the Swedish Medical Center & Fred Hutchinson Cancer Research Center in Seattle, Washington, University Hospital in Salt Lake City, Utah, and the National Institutes of Health in Bethesda, Maryland. Dr. Brunvand is board certified in internal medicine and oncology, has authored or co-authored a number of publications and papers on bone marrow transplantation, hematology, immunotherapy and immune response, and cancer treatment modalities. He has also received a number of awards, including the American Society of Hematology Scholar Award and a National Research Service Award. Dr. Brunvand received a Bachelor of Science degree in Chemistry from Colorado State University, and his M.D. degree from the University of Colorado Health Sciences Center. As an independent director, Dr. Brunvand will devote only such time as is required to our business and affairs.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Leadership Structure of the Board

The board of directors does not currently have a policy on whether the same person should serve as both the chief executive officer and chairman of the board or, if the roles are separate (as they currently are), whether the chairman should be selected from the non-employee directors or should be an employee. The board believes that it should have the flexibility to make these determinations at any given point in time in the way that it believes best to provide appropriate leadership for ZenVault at that time.

Risk Oversight

The board currently oversees risk management directly and is responsible for all aspects of risk management. At such time as we establish an audit, compensation and governance/nominating committees of the board, we expect that each of these committees will assume a role in risk management in the areas then overseen by them. Management is responsible for implementing risk management strategy developed by the board and developing policies, controls, processes and procedures to identify and manage risks.

Executive Compensation

Since our inception in August 2010, we have paid no salaries or bonus compensation to our officers. Following our formation, we issued to Messrs. Botdorf, Gin, Fukuhara and Claus stock options to acquire 450,000, 450,000, 450,000 and 100,000 shares, respectively, of our common stock. Those options carry an exercise price of $.01 per share and are exercisable through December 31, 2016. In addition, commencing January 1, 2011, we began issuing monthly option grants to Messrs. Botdorf, Gin, Fukuhara and Claus of 15,000, 15,000, 15,000 and 12,000 options, respectively. Accordingly, as of August 1, 2011, we had made monthly option grants to Messrs. Botdorf, Gin, Fukuhara and Claus covering a total of 120,000, 120,000, 120,000 and 96,000 shares, respectively. We expect to continue this practice at least through the remainder of 2011. The exercise price of each of the monthly option grants will be $.01 per share until we close on the sale of the minimum number of shares in this offering, at which time the exercise price of subsequent monthly option grants is expected to be $.50 per share, a price equal to the offering price of the Series A Preferred Stock. All options granted to our executive officers are fully vested as of the date of grant. Future option grants to our executive officers may carry time or performance-based vesting criteria, as determined by the independent members of the board at the time of grant.

Messrs. Botdorf, Gin and Fukuhara currently draw salaries from ZeroNines and will not begin drawing salaries from us until we have accepted subscriptions for at least 800,000 shares of Series A Preferred Stock with a purchase price of $400,000. At that time, these officers and Mr. Claus will begin drawing a $7,000 per month salary from us. Once the gross proceeds we have raised in this offering exceed $1.5 million or we are generating at least $25,000 in monthly revenue, we will increase the monthly salaries payable to Messrs. Botdorf, Gin, Fukuhara and Claus to $13,000 each.

Our executive officers will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

Overview of Our Planned Compensation Program

Our planned compensation program that we intend to implement for our executive officers following completion of this offering consists of three components—a base salary, discretionary bonuses based on performance, and equity compensation. Each of these components is discussed in further detail below.

Compensation Program Objectives; What Our Compensation Program is Designed to Reward. Our executive compensation program is designed to retain our executive officers and to motivate them to increase shareholder value on both an annual and longer term basis. These objectives are to be accomplished primarily by positioning us to maximize our portal development efforts and to transform, over time, those efforts into revenue derived from strategic partners and end users. To that end, our compensation package includes significant incentive forms of stock-based compensation to ensure that each executive officer's interest is aligned with the interests of our stockholders.

Why Each Element of Compensation is Paid; How the Amount of Each Element is Determined. The following is a brief discussion of each element of our executive officer compensation. The board intends to pay each of these elements in order to ensure that a desirable overall mix is established between base compensation and incentive compensation, cash and non-cash compensation, and annual and long-term compensation. The board also intends to evaluate on a periodic basis the overall competitiveness of our executive compensation packages as compared to packages offered in the marketplace in which we compete for executive talent. Overall, our board believes that our executive compensation packages are currently appropriately balanced and structured to retain and motivate our executive officers, while necessarily taking into account our presently limited financial resources.

Salaries. The cash salaries to be paid to our executive officers were established at the time they became officers. Each of these persons has an employment agreement with us. None of our executive officers who serve on our board of directors receive any additional compensation for serving on our board.

Cash Incentive Compensation. Cash incentive or bonus compensation is discretionary under our employment agreements with our officers. However, each employment agreement contains performance objectives tailored to the individual officer's duties, and provides for a target bonus of 50% of the officer's base salary, which is to take into account both employee performance and company performance. All cash incentive compensation grants are intended to be paid in accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended.

Equity Compensation. In 2010, we granted stock options to certain of our officers, directors and consultants for their services, all of which were granted pursuant to written agreements under our 2010 stock incentive plan. All future grants are expected to be made under the 2010 plan.

Perquisites. None of our executive officers receives any perquisites at this time. We may in the future offer health insurance coverage to all of our employees and, if we do so, our executive officers may elect to participate in such coverage.

How Each Compensation Element Fits into Overall Compensation Objectives and Affects Decisions Regarding Other Elements. In establishing compensation packages for executive officers, numerous factors are considered, including the particular executive's experience, expertise and performance, our operational and financial performance, and compensation packages available in the marketplace for similar positions. In arriving at amounts for each component of compensation, our board strives to strike an appropriate balance between base compensation and incentive compensation. The board also endeavors to properly allocate between cash and non-cash compensation, bearing in mind our limited financial resources, and between annual and long-term compensation.

Risk Assessment. Our board has reviewed our compensation program and believes that the program, including our cash incentive compensation and equity incentive compensation, does not encourage our executive officers to engage in any unnecessary or excessive risk-taking. As a result, our board has to date not implemented a provision for recovery by us of cash or incentive compensation bonuses paid to our executive officers.

Employment Agreements

In August 2011, we entered into employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus. The terms of the employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus are substantially identical except as noted below. Each agreement has an initial term ending July 31, 2014. Each agreement requires the officer to devote at least 13 hours to our business and affairs out of a regular 40-hour work week. Once we have closed on at least $ 400,000 in proceeds from this offering, Messrs. Botdorf, Gin, Fukuhara and Claus will begin receiving salaries of $7,000 each, reflecting our limited financial resources. These reduced salary levels will increase to $13,000 for each officer once we have closed on at least $1.5 million in gross proceeds from this offering. We are not obligated to accrue amounts for any deferred salaries for Messrs. Botdorf, Gin, Fukuhara, and Claus as no salary deferrals are called for under their employment agreements.

Each officer is entitled to receive an annual bonus each year that will be determined by the board of directors based on individual achievement and company performance objectives established by the board. Included in those objectives, as applicable for the responsible officer, are (i) obtaining the first strategic partner licensee for the ZenVault portal, (ii) preparation and compliance with a fiscal budget, (iii) the launch of the EMS and physician modules for the portal, and (iv) the securing of additional strategic partners as the portal's capabilities are enhanced by addition of new modules, under licensing terms approved by the board of directors.

Potential Payments Upon Termination or Change in Control

If the employment of Messrs. Botdorf, Gin, Fukuhara or Claus is terminated at our election at any time, for reasons other than death, disability, cause (as defined in the agreement), or a voluntary resignation, or if an officer terminates his employment for good reason, the officer in question shall be entitled to receive a lump sum severance payment equal to two times his base salary and of the continued payment of premiums for continuation of the officer's health and welfare benefits pursuant to COBRA or otherwise, for a period of two years from the date of termination, subject to earlier discontinuation if the officer is eligible for comparable coverage from a subsequent employer. All severance payments, less applicable withholding, are subject to the officer's execution and delivery of a general release of us and our subsidiaries and affiliates and each of their officers, directors, employees, agents, successors and assigns in a form acceptable to us, and a reaffirmation of the officer's continuing obligation under the propriety information and inventions agreement (or an agreement without that title, but which pertains to the officer's obligations generally, without limitation, to maintain and keep confidential all of our proprietary and confidential information, and to assign all inventions made by the officer to us, which inventions are made or conceived during the officer's employment). If the employment is terminated for cause, no severance shall be payable by us.

"Good Reason" means:

- a material reduction or change in the officer's title or job duties inconsistent with his position and his prior duties, responsibilities and requirements;
- any reduction of the officer's then-current base salary or his target bonus;
- relocation of the officer to a facility or location more than 40 miles from our current offices in Castle Rock, Colorado; or
- a material breach by ZenVault of the employment agreement.

"Cause" means:

- conviction of a felony or a crime involving fraud or moral turpitude;
- commission of theft, a material act of dishonesty or fraud, intentional falsification of employment or company records, or a criminal act that impairs the officer's ability to perform his duties;
- intentional or reckless conduct or gross negligence materially harmful to ZenVault or its successor;
- willful failure to follow lawful instructions of the board; or
- gross negligence or willful misconduct in the performance of duties.

"Change in Control" means: the occurrence of any of the following events:

i. Any person (other than persons who are employees of ZenVault at any time more than one year before a transaction) becomes the beneficial owner, directly or indirectly, of securities of ZenVault representing

50% or more of the combined voting power of ZenVault's then outstanding securities. In applying the preceding sentence, (A) securities acquired directly from ZenVault or its affiliates by or for the person shall not be taken into account, and (B) an agreement to vote securities shall be disregarded unless its ultimate purpose is to cause what would otherwise be Change in Control, as reasonably determined by the board;

ii ZenVault consummates a merger, or consolidation of ZenVault with any other corporation unless: (a) the voting securities of ZenVault outstanding immediately before the merger or consolidation would continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of ZenVault or such surviving entity outstanding immediately after such merger or consolidation; and (b) no person (other than persons who are employees at any time more than one year before a transaction) becomes the beneficial owner, directly or indirectly, of securities of ZenVault representing 50% or more of the combined voting power of ZenVault's then outstanding securities;

iii The stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets; or

iv. The stockholders of ZenVault approve a plan or proposal for liquidation or dissolution of ZenVault.

Notwithstanding the foregoing, a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of ZenVault immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of ZenVault immediately following such transaction or series of transactions.

The employment agreements also provide for the payment of a "gross-up" payment if the officer becomes entitled to certain payments and benefits and equity acceleration under his employment agreement and those payments and benefits constitute "parachute" payments under Section 280G of the Internal Revenue Code. In addition, in accordance with ZenVault's stock incentive plan, all outstanding stock options held by Messrs. Botdorf, Gin and Fukuhara (and all other option holders with grants under that plan) become fully vested in connection with a Change in Control.

Director Independence

We are not currently subject to the director independence and board committee requirements established by any other national securities exchange. Our board of directors is currently composed of three members and, on the date of this offering circular, will increase to four members as a result of Dr. Brunvand joining our board. We expect that Dr. Brunvand will not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and, therefore, he is and will be "independent" as that term is currently defined by the national securities exchanges. The other members of the board of directors are employee-directors and will not meet the definition of "independent."

We intend to add independent members to our board of directors and establish board committees in 2012 in order to demonstrate our commitment to the corporate governance standards established by the national securities exchanges. The rules of the national stock exchanges require that, subject to specified exceptions, each member of a listed company's audit, compensation, governance and nominating committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of the national stock exchanges, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Committees

At such time as we have added at least two additional independent directors to our board, we intend to establish an audit committee, a compensation committee and a nominating and governance committee of the board.

Non-Management Director Compensation

Commencing on Dr. Brunvand's appointment to our board of directors on the date of this offering circular, we will make monthly option grants to Dr. Brunvand to purchase 3,000 shares of our common stock. The option exercise price will be equal to the prevailing fair value of our common stock on the date of grant. The monthly option grant will be fully vested on the grant date, and the term of the option will be 10 years. We will also begin paying Dr. Brunvand a meeting fee of $750 per board meeting attended commencing in September 2011.

We anticipate that non-management members added to our board of directors in 2012 will each receive an option grant at the time such persons join our board of directors, ongoing monthly option grants similar to those issued to Dr. Brunvand, and meeting fees as described above.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors.

RELATED PARTY TRANSACTIONS AND CONFLICTS OF INTEREST

In addition to the director and executive compensation arrangements discussed above in "Management," we have been a party to the following transactions since our formation in August 2010 in which the amount involved exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest.

On December 15, 2010, we executed the Design and Build Contract with Z9 Services Group. Simultaneously, Z9 Services Group delivered to us the substantially completed ZenVault portal that Z9 Services Group had designed, built, tested and deployed according to the specifications in the Design and Build Contract. Under that contract, we are obligated to pay a cash price of $620,000 and issued 4,493,198 shares of our Series B Preferred Stock to ZeroNines, as assignee of Z9 Services Group. Because the Design and Build Contract did not address the ownership of the portal and the associated ZenVault intellectual property, we entered into the Asset Purchase, License and Revenue Participation Agreement, or the Participation Agreement, with ZeroNines and Z9 Services Group in August 2011 in order to memorialize our ownership of the ZenVault portal, our license rights pertaining to the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify revenue sharing arrangements between us and ZeroNines. We have filed a copy of this agreement as an exhibit to this offering circular, and refer you to that exhibit for additional information. Among other terms, the Participation Agreement memorializes:

- the confirmation of ZeroNines' sale to us of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, effective December 15, 2010;
- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. We were granted a 30-year license from ZeroNines under which we have the right to use the Always Available™ business continuity platform to operate the portal *at www.zenvault.com* or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:
    - if ZeroNines is to host the private labeled portal, we and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;
    - if ZeroNines is not hosting the private labeled portal, we and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or
    - for revenue derived from the ZenVault portal itself, we and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by us (if we host our portal) or by ZeroNines, and all of which will first be reimbursed to us or ZeroNines before payment of net royalties, license or sublicense fees;
- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by us, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with us in healthcare, medical, insurance, college/university, legal and finance applications, but subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and
- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for

liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines shall have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines shall have previously consented to the change in control or described corporate event in its sole and absolute discretion.

We intend to pay Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines, a minimum of $90,000 against the cash portion of the $620,000 purchase price of the Design and Build Contract on closing of the minimum offering described in this offering circular. To the extent we raise more than the minimum proceeds, we will increase the amount paid to Z9 Services Group by $50,000 for each $100,000 in gross proceeds raised in this offering. Accordingly, if we raise more than $1.4 million in this offering, we will pay Z9 Services Group all amounts due under the Design and Build Contract. The Participation Agreement provides that any amounts deferred and remaining unpaid at the final closing of this offering will be paid by us as soon as practicable to Z9 Services Group from (i) revenues we generate, or (ii) other sources of capital secured by us. Amounts outstanding and unpaid after June 30, 2012 will bear interest at the rate of 9% per annum until paid. There are no other interest charges, fees, or penalties payable by us under the Design and Build Contract or the Participation Agreement.

The design and development work on our portal that was performed by ZeroNines from April 2010 to August 17, 2010, the date of our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Assuming we raise at least $1.5 million in this offering, we expect to perform internally all additional development work related to, and enhancements of, the ZenVault portal. Accordingly, we do not expect under these circumstances to contract with ZeroNines or its affiliates for any additional work to be performed on our portal in the future. If we only raise less than $1.5 million in this offering, we could request ZeroNines or Z9 Services Group to perform additional work on our portal under a mutually-acceptable deferred billing arrangement. However, we have not yet discussed such an arrangement with the board members of ZeroNines who are not on our board of directors, and therefore we do not currently know the terms under which future work might be performed on our behalf, assuming we do not have the funds available to do so internally.

Each of Messrs. Botdorf, Gin, Fukuhara, Claus and Brunvand or their affiliates purchased founders' shares from us on or after October 1, 2010. The purchase price of all such shares was $.01 per share in services rendered. The following table sets forth information concerning such purchases.

Name	Number of Founders' Shares Acquired
John C. Botdorf(1)	477,923
Gin Family Trust(2)	584,116
Fukuhara Family Trust(2)	584,116
Bradley J. Claus(3)	374,660
Dr. Mark W. Brunvand(4)	584,116

(1) Excludes 241,619 founders' shares owned by Ruth J. Fuhr, Mr. Botdorf's former spouse, and 89,864 owned by Joan Botdorf, Mr. Botdorf's mother. Includes 30,000 founders' shares owned of record by Mr. Botdorf's minor children.

(2) Alan S. Gin is the trustee of the Gin Family Trust, and Keith T. Fukuhara and his wife are the trustees of the Fukuhara Family Trust.

(3) Includes 150,000 additional shares acquired by Mr. Claus in July 2011 that are subject to certain performance vesting criteria.

(4) Does not reflect Dr. Brunvand's purchase of 50,000 shares of Series A Preferred Stock prior to April 22, 2011 which were gifted by him to two relatives, and which are subject to the Rescission Offer.

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our amended and restated articles of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Colorado law.

Policies and Procedures for Related Party Transactions

Our amended and restated articles of incorporation contain provisions concerning "conflicting interest transactions," which include contracts or transactions between the Company and a director of the Company or between the Company and an entity in which a director of the Company is a director or officer or has a financial interest. As such, these provisions apply to transactions between us and ZeroNines or Z9 Services Group. Under our amended and restated articles, these provisions state that to the fullest extent permitted by Colorado law, no conflicting interest transaction shall be void or voidable, be enjoined, be set aside, or give rise to an award of damages or other sanctions in a proceeding by a shareholder or by or in the right of the Company, solely because (i) the conflicting interests transaction involves a director of the Company or an entity in which a director of the Company is a director or officer or has a financial interest, or (ii) the director is present at or participates in the meeting of the Company's board of directors or of a committee of the board of directors which authorized, approves or ratifies a conflicting interest transaction, or solely because the director's vote is counted for such purpose if (A) the material facts as to the director's' relationship or interest in the conflicting interest transaction are disclosed to or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes, approves or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, or (B) the material facts as to the director's relationship or interest in the conflicting interest transaction are disclosed or are known to the stockholders entitled to vote thereon, and the conflicting interest transaction is specifically authorized, approved or ratified in good faith by a vote of the stockholders, or (C) a conflicting interest transaction is fair as to the Company as of the time it is authorized, approved or ratified in good faith by a vote of the stockholders, or (D) a conflicting interest transaction is fair to the Company as of the date it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes, approves, or ratifies the conflicting interest transaction.

At the times during which transactions occurred between us and ZeroNines or Z9 Services Group, our board of directors consisted of Messrs. Botdorf, Gin and a former director who held ownership interests in us and in ZeroNines. We therefore did not have any disinterested directors on our board of directors at the time of such transactions. Although we believe that the transactions were fair to us at the time our board approved and ratified the transactions, we do not have independent evidence of fairness such as appraisals or valuations with which to support our belief. Accordingly, there is a risk that transactions between us and ZeroNines or Z9 Services Group may have occurred on terms that were not as favorable to us as those we might have been able to secure from an unaffiliated third party. We believe that the extended, flexible payment terms we secured from Z9 Services Group for building the ZenVault portal would not have been obtainable from a third party, but we did not obtain contract terms from independent third parties to support this belief. Please see "Risk Factors" elsewhere in this offering circular for further information concerning the risks related to conflicts of interest inherent in our transactions with ZeroNines and Z9 Services Group.

PRINCIPAL STOCKHOLDERS

The following table sets forth information, assuming conversion of all outstanding Series B Preferred Stock and without taking the Rescission Offer into account, with respect to beneficial ownership of our common stock as of August 1, 2011, by:

- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;
- each of our executive officers;
- each of our directors; and
- all executive officers and directors as a group.

Applicable percentage ownership is based on 8,986,396 shares of common stock outstanding at August 1, 2011, on an as-converted basis. The applicable percentages of ownership after the minimum and maximum offerings below assume conversion of all outstanding Series A and B Preferred Stock, and also assume the application of the equalizing provisions in the Series B Preferred Stock designation and the Founders' Agreement under which (i) if the minimum number of shares of Series A Preferred Stock is sold in this offering, the Series B Preferred Stock and the founders' common stock will each be subject to a reverse stock split such that the holders of the Series B and founders' common stock will each collectively own not more than 33% of the outstanding capital stock of ZenVault, and (ii) if the maximum number of shares of Series A Preferred Stock is sold in this offering, the Series B Preferred Stock and the founders' common stock will each be subject to a forward stock split such that the holders of the Series B and founders' common stock will each collectively own not less than 33% of the outstanding capital stock of ZenVault.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after August 1, 2011. For purposes of calculating each person's or group's percentage ownership, stock options exercisable within 60 days after August 1, 2011 are included for that person or group but not the stock options of any other person or group. Unless otherwise indicated and subject to any applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each stockholder listed on the table is c/o ZenVault Medical Corporation, 450 East Happy Canyon Road, Castle Rock, Colorado, 80108.

Name of Beneficial Owner	Number of Shares Beneficially Owned on an As-Converted Basis at August 1, 2011	Percentage of Shares Beneficially Owned on an As-Converted Basis at August 1, 2011	Percentage of Shares Beneficially Owned on an As-Converted Basis After Minimum Offering	Percentage of Shares Beneficially Owned on an As-Converted Basis After Maximum Offering
John C. Botdorf[1]	1,047,923	11.0%	7.7%	7.7%
Gin Family Trust[2]	1,154,116	12.1	8.6	8.6
Fukuhara Family Trust[3]	1,154,116	12.1	8.6	8.6
Bradley J. Claus[4]	570,660	6.2	4,2	4.2
Mark W. Brunvand[5]	584,116	6.5	4.3	4.3
ZeroNines Technology, Inc.[6]	4,493,198	50.5	33.3	33.3
All executive officers and directors as a group (five persons)[7]	9,004,129	82.7	66.7	66.7

(1) Includes an aggregate of 570,000 shares of common stock issuable to Mr. Botdorf by virtue of exercise of currently exercisable stock options and 30,000 founders' shares owned of record by Mr. Botdorf's minor children. Excludes 241,619 founders' shares owned by Ruth J. Fuhr, Mr. Botdorf's former spouse, and 89,864 owned by Joan Botdorf, Mr. Botdorf's mother.

(2) Alan S. Gin is a trustee of the Gin Family Trust. Includes 570,000 shares of common stock issuable to Mr. Gin on exercise of currently exercisable stock options.

(3) Keith T. Fukuhara and his wife are trustees of the Fukuhara Family Trust. Includes 570,000 shares of common stock issuable to Mr. Fukuhara on exercise of currently exercisable stock options.

(4) Includes 196,000 shares of common stock issuable to Mr. Claus on exercise of currently exercisable stock options and 150,000 shares of common stock subject to performance vesting criteria.

(5) Dr. Brunvand is a director nominee and will become a member of the Board of Directors of ZenVault on the date of this offering circular. Excludes 50,000 shares of Series A Preferred Stock purchased by Dr. Brunvand which were gifted by Dr. Brunvand to two relatives and which are subject to the Rescission Offer.

(6) ZeroNines Technology, Inc. is a Colorado corporation formed in 2001. Messrs. Botdorf, Gin and Fukuhara are officers and directors of ZeroNines. Dr. Brunvand holds a less-than 5% ownership interest in ZeroNines.

(7) Includes those currently exercisable options described in notes (1) through (4) above, the shares beneficially owned by Dr. Brunvand, a director nominee, and the shares owned by ZeroNines Technology, Inc. The percentage of shares beneficially owned is calculated by adding the 1,906,000 outstanding options held by the executive officers to the 8,986,396 shares outstanding as of August 1, 2011.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our articles of incorporation, as proposed to be amended and restated, and our bylaws, as amended and restated. For more detailed information, please see our proposed amended and restated articles of incorporation and amended and restated bylaws, which have been filed as exhibits to this offering statement. You may also request a copy of these instruments from us by email. Please see "Where You Can Find Additional Information" on how to contact us for additional information.

Authorized and Issued Capital Stock

Our authorized capital stock consists of 150,000,000 shares of common stock and 50,000,000 shares of preferred stock. Our Series A and Series B Preferred Stock were initially designated in our articles of incorporation and a resolution of the board of directors of ZenVault. Those designations will be updated in our amended and restated articles of incorporation to be filed with the Colorado Secretary of State in October 2011 following our obtaining the requisite consent of our stockholders. The Series A Preferred Stock consists of 20,000,000 authorized shares, and the Series B Preferred Stock consists of 10,000,000 authorized shares. We intend to issue up to 9,200,000 shares of Series A Preferred Stock in this offering, and previously issued 682,000 shares of Series A Preferred Stock to eight investors. Those shares are the subject of the Rescission Offer described elsewhere in this offering circular. We currently have 4,493,198 founders' shares of common stock outstanding, and 4,493,198 shares of Series B Preferred Stock outstanding. Accordingly, on an as-converted basis, we currently have 8,986,396 shares of common stock outstanding.

Founders' Common Stock

As of August 1, 2011, there were 4,493,198 founders' shares outstanding held by approximately 23 stockholders of record. These shares Holders of common stock will have voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our articles of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of common stock will be entitled to one vote per share on matters to be voted on by stockholders and also will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. The payment of dividends, if ever, on the common stock will be subject to the prior payment of dividends on outstanding preferred stock, including the Series A and Series B Preferred Stock. Upon our liquidation or dissolution, the holders of common stock will be entitled to receive *pro rata* all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have 682,000 shares of Series A Preferred Stock outstanding at the date hereof, all of which are subject to the Rescission Offer. We also have 4,493,198 shares of Series B Preferred Stock outstanding at the date hereof. Although we do not currently intend to issue any additional series of preferred stock, we cannot assure you that we will not do so in the future. The Series B Preferred Stock is validly issued, fully paid and non-assessable and upon payment therefor, the Series A Preferred Stock will be validly issued, fully paid and non-assessable.

Rank

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' Common Stock, and the common stock with respect to distributions upon our liquidation, dissolution or winding up, whether voluntary or involuntary. Likewise, the Series B Preferred Stock ranks senior to the Founders' Common Stock and the common stock with respect to such distributions. We are prohibited from creating a series of capital stock that ranks *pari passu* or senior to the Series A Preferred Stock. However, our payment obligations under the Design and Build Contract are secured by a first lien in favor of ZeroNines that ranks ahead of the Series A Preferred Stock. In addition, we have the right to incur up to $1 million in indebtedness under a bank or institutional credit facility that can be granted rights senior to the Series A Preferred Stock. Any other credit facility, debt financing or equity financing will be subordinate in rank to the Series A Preferred Stock.

Conversion

Each share of our Series A and Series B Preferred Stock is convertible into one (1) share of our common stock at any time at the option of the holder at the conversion price of $.50 per share. Accordingly, an investor purchasing $100,000 of Series A Preferred Stock may convert such Preferred Stock into 200,000 shares of common stock at any time.

Series A Liquidation Preference or Dividend Election

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will have the right to elect within not a period of not less than 10 business days' notice of any such event (1) a liquidation preference of 50% of the purchase price of the holder's Series A Preferred Stock, or (2) an annual cumulative dividend equal to 10% on the purchase price of the holder's Series A Preferred Stock, which will be convertible into common stock at the conversion price of $.50 per share. The Series B Preferred Stock is also entitled to a 50% liquidation preference over the shares of founders' common stock at the time of our liquidation, dissolution or winding up.

Voting Rights

Shares of Series A and Series B Preferred Stock will generally vote as a class on all matters presented to our common stockholders at annual or special meetings. Consent of the holders of a majority of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock. A similar requirement applies to the Series B Preferred Stock subject, however, to the requirement that any such amendment cannot elevate the rights of the Series B stockholders above those of the Series A stockholders.

Dividends

Shares of Series A Preferred Stock will not be entitled to receive any dividends, unless and until specifically declared by our board of directors. However, as described above, the holders of the Series A Preferred Stock may elect between a 10% cumulative dividend and a liquidation preference at the time of our liquidation, dissolution or winding up. The Series B Preferred Stock is not entitled to receive any dividends, unless and until specifically declared by our board of directors.

Redemption

We are not obligated to redeem or repurchase any shares of Series A or Series B Preferred Stock. Shares of Series A and Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Certain Anti-takeover Provisions of our Articles of Incorporation and By-Laws

Staggered board of directors

Our articles of incorporation and by-laws provide that our board of directors will be classified into three classes of directors of approximately equal size at a date selected by the board. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Shareholder action; special meeting of stockholders

Our articles of incorporation provide that following an underwritten offering, our stockholders may not take any action by written consent, but only take action at duly called annual or special meetings of stockholders. Our by-laws further provide that special meetings of our stockholders may be only called by our board of directors with a majority vote of our board of directors, by our chief executive officer or our chairman.

Advance notice requirements for stockholder proposals and director nominations

Our by-laws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a shareholder's notice needs to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting of stockholders. For the 2012 annual meeting of stockholders, a shareholder's notice shall be timely if delivered to our principal executive offices not later than the 90th day prior to the scheduled date of the annual meeting of stockholders or the 10th day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Our by-laws also specify certain requirements as to the form and content of a stockholders' meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Removal of directors

Our articles of incorporation provides that a director on our board of directors may be removed from office only for cause and only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors.

Limitation on liability and indemnification of directors and officers

Our articles of incorporation and by-laws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Colorado law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our articles of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Our by-laws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Colorado law would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers where indemnification by us would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Equity Compensation Plan Information

Our 2010 stock and option award plan provides for the reservation of 8,000,000 shares of common stock that are available for future issuance under restricted stock awards, options, and other equity awards. The plan permits grants of equity awards to employees, directors and consultants. The following table displays equity compensation plan information as of August 1, 2011.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	2,454,000	$.01	5,546,000
Equity compensation plans not approved by security holders	—	—	
Total	2,454,000	$.01	5,546,000

Amendment of the ZenVault Bylaws

Under our articles of incorporation, the board of directors is expressly authorized to amend, alter, change or repeal our bylaws. The stockholders also have the ability to amend, alter, change or repeal our bylaws by the affirmative vote of a majority of the outstanding shares, except that a two-thirds vote is required for the stockholders to amend the bylaws sections related to bringing matters before an annual stockholder meeting, nominating and electing directors and filling vacancies on the board of directors, and the procedures required to amend our bylaws.

PLAN OF DISTRIBUTION

We are offering up to 9,200,000 shares of our Series A Preferred Stock on a "best efforts" basis directly through our officers and directors, who will not receive any commissions or other remuneration of any kind for selling shares in this offering, other than reimbursement of offering expenses incurred by them. The minimum offering consists of 500,000 shares of Preferred Stock, and the maximum offering is 9,200,000 shares of Preferred Stock. The Preferred Stock is being offered at the fixed price of $0.50 per share. This offering will commence promptly following the date of this offering statement and will continue until 9,200,000 shares are sold, unless we elect to earlier cease selling efforts.

This offering is a self-underwritten offering, which means that it does not involve the participation of an underwriter to market, distribute or sell the shares of Preferred Stock offered. We may sell shares from time to time in one or more transactions directly by us or, alternatively, we may offer the shares through finders or broker-dealers, who may receive compensation in the form of commissions. For introductions to investors made by finders or broker-dealers, we may pay a cash commission of up to 10% of the gross proceeds of such sales. We have not engaged any finders or broker-dealers at the date hereof. If we do so, we will amend or supplement this offering circular to identify the finders or broker-dealers we retain and disclose the compensation each will receive, which will be up to 10% of the gross proceeds. Any broker, dealer or sales agent that participates in the distribution of shares may be deemed to be an underwriter, and any profits on the sale of the shares by any such broker, dealer or sales agent and any commissions and fees received by any such broker, dealer or sales agent may be deemed to be underwriting compensation under the Securities Act.

The shares may not be offered or sold in certain jurisdictions unless the offering and sale comply with the applicable securities laws of such jurisdictions by exemption, qualification or otherwise. We intend to sell the shares only in the states in which this offering has been qualified or an exemption from registration is available, and purchases of shares may be made only in those states. To comply with the securities laws of certain jurisdictions, as applicable, the shares may be required to be offered and sold only through registered or licensed brokers or dealers. If such registered or licensed brokers or dealers are engaged, the total commission and fees paid to such brokers and dealers in connection with the sale of shares will not exceed 10% of the selling price of the shares.

In connection with their selling efforts in the offering, our officers and directors will not register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934, but rather will rely upon the "safe harbor" provisions of Rule 3a4-1 under the Exchange Act. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer's securities. The conditions to obtaining this exemption include the following:

- None of the selling persons are subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of participation;
- None of the selling persons are compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
- None of the selling persons are, at the time of participation, an associated person of a broker or dealer; and
- All of the selling persons meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform or are intending primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities, and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months, and (C) do not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on this rule.

We reserve the right to withdraw, cancel or modify this offer and to accept or reject any subscription in whole or in part, for any reason or for no reason. Our officers and directors will not purchase shares in this offering including, but not limited to, purchases of shares in order to reach the minimum offering amount. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately to the subscriber by the Escrow Agent or, if the subscription was sent to us, by ZenVault, without interest or deduction. Accepted subscriptions will be deposited into the escrow account at U.S. Bank, N.A., which is the Escrow Agent.

Once collected funds exceed the $250,000 minimum, we will close on the minimum offering or on such higher amount as is then collected and in the escrow account. Subscriptions will thereafter be accepted on a rolling basis and closings will thereafter periodically occur on notice from us to the Escrow Agent, which notice will indicate the date on which shares of Preferred Stock will be delivered to investors and proceeds from such sales become releasable to us. Certificates will be sent to the address supplied in the investor subscription agreement by certified mail.

In the event the minimum offering has not been subscribed by March 31, 2012, we may elect to terminate the offering, although we are not required to do so. In this event, subscription payments will be returned to prospective subscribers by the Escrow Agent within two business days of our written notice of termination being provided to the Escrow Agent.

Sales Material and "Test the Waters" Material

We have not utilized any sales material that is required to be filed with the SEC by virtue of Rule 256, and have used no written document or broadcast script that is authorized by Rule 254.

State Filings

We are completing state filings in order to make sales of the Preferred Stock in Colorado, California, Arizona and Florida. We may make filings in additional states as the offering proceeds. If we do so, we will amend the or supplement this offering circular to reflect the additional states in which sales may be made. State file numbers will be provided upon request to subscribers.

Determination of Offering Price

Prior to this offering, there was no public market for our Preferred Stock. Because we did not engage an underwriter for this offering, the offering price of the Preferred Stock was not the subject of negotiations between us and an investment banking firm. While our management team considered our current financial condition, our future prospects and those of the industry in which we intend to operate, and our limited history in setting the offering price, our management team was not disinterested or independent when it established the offering price. Because our management team did not engage in an analysis of current market valuations of publicly-traded companies considered comparable to our company and did not engage the services of an investment banking firm, the offering price of the Preferred Stock may be considered to be more arbitrary than if the price had been established based on comparable companies or through negotiations with an investment banking firm.

LEGAL MATTERS

The validity of the shares of Series A Preferred Stock offered hereby will be passed upon for us by Richardson & Patel, LLP, Los Angeles, California. A lawyer who is of counsel to Richardson & Patel, LLP owns 231,261 founders' shares, and Richardson & Patel, LLP holds 77,087 founders' shares.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the shares of Preferred Stock being offered. The exhibits to the offering statement contain additional relevant information about us and our Preferred Stock. For further information about us and our Preferred Stock, you may inspect a copy of the offering statement and the exhibits to the offering statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the offering statement and the exhibits to the offering statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of prescribed fees.

INDEX TO FINANCIAL STATEMENTS

ZERONINES ASSETS SOLD

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

ZERONINES ASSETS SOLD

Balance Sheet (Unaudited)
As Of August 16, 2010

	August 16, 2010
TOTAL ASSETS	$ 0
LIABILITIES AND CONTRIBUTION FROM PARENT	
Liabilities	
Accrued liabilities	0
Total Liabilities	0
Contribution From Parent	
Contribution from parent	88,059
Deficit accumulated	(88,059)
Net Contribution From Parent	0
TOTAL LIABILITIES AND CONTRIBUTIONS FROM PARENT	$ 0

The accompanying notes are an integral part of the financial statements.

ZERONINES ASSETS SOLD

Statement Of Contribution From Parent
For The Period From May1, 2010 Through August 16, 2010

	Contribution From Parent	Accumulated Deficit	Total Net Assets
Balance - May 1, 2010	$ 0	$ 0	$ 0
Contribution from parent	88,059		88,059
Net loss	0	(88,059)	(88,059)
Balance - August 16, 2010	$ 88,059	$ (88,059)	$ 0

The accompanying notes are an integral part of the financial statements.

ZERONINES ASSETS SOLD

Statement Of Operations
For The Period From May 1, 2010 Through August 16, 2010

		Period From May 1, 2010 Through August 16, 2010
Revenue	$	0
Expenses:		
Research and development		88,059
Total Expenses		88,059
Other Income (Expense):		
Interest income		0
Total Other Income (Expense)		0
Net (Loss)	$	(88,059)

The accompanying notes are an integral part of the financial statements.

ZERONINES ASSETS SOLD

Statement Of Cash Flows
For The Period From May 1, 2010 Through August 16, 2010

	Period From May 1, 2010 Through August 16, 2010
Cash flows from operating activities:	
Net (loss)	$ (88,059)
Net cash used in operating activities	(88,059)
Cash used in investing activities:	
Sales of preferred stock - Series A	88,059
Net cash used in investing activities	88,059
Net change in cash and cash equivalents	0
Cash and cash equivalents beginning of period	0
Cash and cash equivalents at end of period	$ 0

The accompanying notes are an integral part of the financial statements.

(1) Summary Of Significant Accounting Policies

Business And Basis Of Financial Statement Presentation

The carve out financial statements present the pre-formation expenses incurred by ZeroNines Technology Inc, ("ZeroNines") that are attributable to the ZenVault Medical Corporation ("ZenVault") portal for the period May 1, 2010, to August 16, 2010, the date immediately prior to ZenVault's formation. The financial information for the ZeroNines Assets Sold before ZenVault's formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Basis Of Presentation

Historically, financial statements have not been prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The accompanying carve-out financial statements present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold for purposes of complying with the rules and regulations of the Securities and Exchange Commission. These statements include only those assets, liabilities and related operations of the ZeroNines Assets Sold and exclude all other assets, liabilities and operations of ZeroNines. The accompanying carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within the books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred as compared to the expenses incurred for ZeroNines other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare these carve-out financial statements, they may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial positions would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the periods presented. These financial statements do not include a carve-out for cash as the operations have historically been funded by ZeroNines.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Evaluation Of Subsequent Events

ZeroNines has performed an evaluation of subsequent events through August 31, 2011, which is the date the financial statements were available to be issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

(2) **Related Party Agreement**

On December 15, 2010, Z9 Services Group, LLC, a Colorado Limited Liability Company, a 100% wholly owned subsidiary of ZeroNines, hereinafter (Z9) entered into a design and build contract with ZenVault. The agreement was entered into with Z9 as such entity performed the services and ZeroNines assigned the cash payment to such entity. The contract service fee requires payment of $620,000 which is payable over the terms of contract as follows:

> At such time as ZenVault has closed on the minimum offering, ZenVault will pay to ZeroNines at least 50% of the net proceeds received by ZenVault from the offering. Thereafter, as closings of the offering take place from time to time, ZenVault will pay to ZeroNines an amount equal to 50% of the net proceeds received by ZenVault at each such subsequent closing of the offering until the full cash portion of the purchase price of $620,000 has been paid to ZeroNines. Once ZeroNines has been paid $620,000, together with any interest accruing after June 30, 2012, ZenVault's obligation to ZeroNines under the design and build contract will be satisfied and ZenVault's obligations to pay the cash portion of the purchase price of the assets will likewise be satisfied. For avoidance of doubt, (a) only one payment of $620,000 will be due and payable from ZenVault to ZeroNines, it being acknowledged and agreed by the parties that the assets being purchased by ZenVault include the website constructed pursuant to the design and build contract, and (b) fifty percent (50%) of any revenue generated by Zenvault will be paid to ZeroNines if such revenue is generated prior to the date on which the offering proceeds have paid in full the cash portion of the purchase price, which will reduce the amount payable from the offering proceeds by an identical amount.

Additionally the contract provided for the issuance of 4,493,198 shares of ZenVault's Series B Preferred Stock, at five and one-half cents (.055) per share totaling $247,210, which approximates historical cost basis. As of June 30, 2011, ZeroNines owns and controls 4,493,198 Series B Preferred Stock Shares of ZenVault representing 100% of the issued and outstanding Series B shares. Additionally, nine individuals who are shareholders of ZeroNines also own and control 2,576,056 common shares of ZenVault representing 64.33% of the issued and outstanding Common Stock as of June 30, 2011.

Additionally, as discussed in Note 3, in August 2011, an Asset Purchase, License and Revenue Participation Agreement was entered into between ZenVault and ZeroNines.

(3) **Subsequent Event**

In August 2011, ZeroNines entered into an Asset Purchase, License and Revenue Participation Agreement (the "Agreement") with ZenVault. The Agreement was intended to clarify ZenVault's ownership rights to the ZenVault portal, describe fully the extent of the ZenVault license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify ZenVault's revenue sharing arrangements between ZeroNines. Among other terms, the Agreement memorializes the following:

- the confirmation of ZeroNines' sale to ZenVault of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the Zenvault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010.

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. ZenVault was granted a 30-year license from ZeroNines under which ZenVault has the right to use the Always Available™ business continuity platform to operate the portal at www.zenvault.com or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

  -if ZeroNines is to host the private labeled portal, ZenVault and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

-if ZeroNines is not hosting the private labeled portal, ZenVault and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

-for revenue derived from the ZenVault portal itself, Zenvault and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by ZenVault (if ZenVault hosts the Portal) or by ZeroNines (if ZeroNines hosts the portal), and all of which will first be reimbursed to ZenVault or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by ZenVault, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with ZenVault in healthcare, medical, insurance, college/university, legal and finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines will have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines will have previously consented to the change in control or described corporate event in its sole and absolute discretion.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Balance Sheet (Unaudited)
As Of December 31, 2010 (Initial Period)

ASSETS		
Non-current assets:		
Cash in escrow - restricted	$	115,910
Software technology - PHR Portal		247,210
Deferred income tax benefit, net of valuation allowance of $87,939		0
TOTAL ASSETS	$	363,120
STOCKHOLDERS' EQUITY		
Cumulative preferred stock - Series A, par value $.50 per share; authorized 20,000,000 shares, issued and outstanding 232,000 shares	$	116,000
Cumulative preferred stock - Series B, par value $.055 per share; authorized 10,000,000, issued and outstanding 4,493,198 shares		247,210
Common stock - no par value; authorized 50,000,000 shares, issued and outstanding 4,004,219 shares		40,042
Additional paid-in capital		195,000
Accumulated deficit		(235,132)
STOCKHOLDERS' EQUITY	$	363,120

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Statement Of Operations And Changes In Accumulated Deficit (Unaudited)
For The Period From Inception (August 17, 2010) To December 31, 2010

Revenue	$ 0
Expenses:	
Compensation	235,042
Bank charges	245
Total Expenses	235,287
Other Income (Expense):	
Interest income	155
Total Other Income (Expense)	155
Net (Loss)	(235,132)
Accumulated Deficit, Beginning Of Period	0
Accumulated Deficit, End Of Period	$ (235,132)
Loss Per Share:	
Basic and diluted *	$ (0.06)

* Options on common stock were not included in computing earnings per share because their effects were antidilutive.

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION

(A Development Stage Company)

Statement Of Stockholders' Equity (Unaudited)

For The Cumulative Period During Development Stage (August 17, 2010) To June 30, 2011, And For The Period January 1, 2011 Through June 30, 2011, And For The Period From Inception To December 31, 2010

		Series A Cumulative Preferred Stock		Series B Cumulative Preferred Stock				
	Date of Transaction	Number of Shares	$.50 Par Value	Number of Shares	$.055 Par Value	Common Stock No Par Value	Additional Paid-In Capital	Deficit Accumulated During the Deveopment Stage
Sale of preferred stock for cash	8/17/2010	132,000	$ 66,000		$	$	$	$
Issued stock to founders	8/17/2010					40,042		
Granting of stock options	10/1/2010						195,000	
Sale of preferred stock for cash	11/10/2010	50,000	25,000					
Sale of preferred stock for cash	11/14/2010	50,000	25,000					
Exchange of stock for technology	12/15/2010			4,493,198	247,210			
Net loss for the period from August 1, 2010 through December 31, 2010								(235,132)
Balance, December 31, 2010		232,000	116,000	4,493,198	247,210	40,042	195,000	(235,132)
Granting of stock options	1/1/2011						7,200	
Sale of preferred stock for cash	1/25/2011	80,000	40,000					
Sale of preferred stock for cash	2/1/2011	60,000	30,000					
Granting of stock options	2/1/2011						7,200	
Sale of preferred stock for cash	2/18/2011	60,000	30,000					
Granting of stock options	3/1/2011						7,200	
Sale of preferred stock for cash	4/1/2011	100,000	50,000					
Granting of stock options	4/1/2011						7,200	
Sale of preferred stock for cash	4/4/2011	50,000	25,000					
Sale of preferred stock for cash	4/15/2011	100,000	50,000					
Granting of stock options	5/1/2011						7,200	
Granting of stock options	6/1/2011						7,200	
Net loss for the period from August 1, 2010 through December 31, 2010								(43,497)
Balance, June 30, 2011		682,000	$ 341,000	4,493,198	$ 247,210	$ 40,042	$ 238,200	$ (278,629)

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Statement Of Cash Flows (Unaudited)
As Of December 31, 2010

Net (Loss)	$	(235,132)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Stock option granted		195,000
Issuance of common stock to founders for service		40,042
Net cash (used in) operating activities		(90)
Cash flows from financing activities:		
Sales of preferred stock - Series A		116,000
Net cash provided by financing activities		116,000
Net increase in restricted cash		115,910
Restricted Cash, Beginning Of Period		0
RESTRICTED CASH, END OF PERIOD	$	115,910

Supplemental Cash Flow Information:

On November 14, 2010,4,493,198 shares of preferred stock was exchanged for technology in the amount of $247,210.

The accompanying notes are an integral part of the financial statements.

---

(1) Nature Of The Organization

ZenVault (hereinafter "the Company") was organized on August 17, 2010, as a Colorado corporation. The purpose of the Company is to design, deploy and launch a personal health records (PHR) portal to allow the consuming public to manage, store, and protect their personal health care records in a secure and available electronic environment. As of December 31, 2010, the Company has substantially completed beta testing of its personal health care records portal. The Company is currently pursuing an offering to raise up to $4,660,000 through the issuance of up to $9,320,000 shares of Series A Preferred stock at $.50 per share. (See Note 7 Series A Preferred Stock Offering).

(2) Summary Of Significant Accounting Policies

Method Of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash And Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments with original maturity of three months or less to be cash equivalents.

Software Technology

As of December 31, 2010, the PHR portal was substantially completed. Amortization will commence once the PHR portal is put into service. Capitalized costs associated with the PHR portal consist of payroll and related costs of shared officers and employees of ZeroNines and the Company, including other shared operating costs and expenses. The payroll and related costs were allocated based upon an estimated percentage of time incurred on the development of the portal. The other shared operating costs and expenses were allocated based upon the overall percentage of shared labor costs. Total estimated actual cost as of December 31, 2010, was $247,210 (see Note 12 Related Party Agreement).

Revenue Recognition

Revenues from subscriptions will be recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the price is fixed or determinable, and (d) collectability is reasonably assured.

Evaluation Of Subsequent Events

The Company has performed an evaluation of subsequent events through August 31, 2011, which is the date the financial statements were available to be issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

(3) Development Stage Company

ZenVault is an operating company with no prior operating history, no revenues and a short history of development operations. The Company faces numerous challenges in the pursuit of its business strategy including the raising of adequate working capital, and the expenses associated with the ordinary commencement of commercial operations. The Company faces numerous uncertainties within a competitive market for its services including government regulation and rapid change within the software and computer industry. The market for similar products and services is highly competitive and the barriers to entry may be difficult to overcome even with sufficient capital. The Company expects competition to intensify. There can be no assurance that the Company will be able to compete successfully or that competitive pressure, including possible downward pressure on the prices the Company charges for products and services, will not affect the Company's business.

(4) Investments And Concentrations Of Credit Risk

The Company's cash escrow deposits are held at financial institutions at which deposits are insured up to $250,000 per institution by the FDIC. As of December 31, 2010, the Company did not have any uninsured balances.

(5) Deferred Income Tax Asset

Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2010, consisted of a net operating loss carryforward in the amount of $15,009 and non-deductible compensation expense relative to the stock options granted in the amount of $72,930 for a total deferred tax asset of $87,939. The Company is in the development stage as such there is no expectation of operational revenue in the near term. Accordingly, a valuation allowance was established against the entire deferred income tax asset in the amount of $87,939. The future expiration date of the net operating loss carryforward in the amount of $40,132 expires on December 31, 2030.

The Company adopted the *Accounting for Uncertainty in Income Taxes* accounting standard, which requires the Company to determine whether a tax position (and the related tax benefit) is more likely than not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement, presuming the tax position is examined by the appropriate taxing authority that has knowledge of all relevant information. During the period ended December 31, 2010, the Company's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition.

(6) Commissions

The Company may sell shares from time to time in one or more transactions directly by the Company or through brokers or sales agents who may receive compensation in the form of commissions or fees. For introductions to investors made by brokers or sales agents, the Company will pay a cash commission of 10% of the gross proceeds of such sales. The Company has not entered into any formal or written agreements.

(7) Series A Preferred Stock Offering

The Company is pursuing an exempt Offering of its Series A Convertible Preferred Stock pursuant Regulation A Conditional Small Issues Exemption for Registration under the Securities Act of 1933, as amended. Under the terms of this Offering the Company seeks to raise $250,000 as a minimum and $4,600,000 as a maximum through the issuance of 500,000 and 9,200,000 shares, respectively. The Company expects to net approximately $4,050,000 upon completion of this Offering assuming the maximum issuance. Generally, the net proceeds will be used pay $620,000 for the construction of its PHR portal. The remaining proceeds are expected to be used for working capital and operational expenses. Under the terms of the Offering, the Series A investors have a collar formula in place that stipulates that the Series A Investors will own the same percentage of the Company as the Series B shareholder and the common shareholders upon the closing of the Offering. Accordingly, if the maximum offering is not realized, for example, the common shareholders would be subject to a reverse stock split to cause their shares to be equal to the Series A and B. Conversely, if the

Maximum Offering is realized, the common shareholders would benefit from a forward stock split sufficient to cause their shares as a group to equal the share count of the Series A and B as a group. As of December 31, 2010, the Company issued 232,000 shares of its Series A Preferred Stock at $.50 per share totaling $116,000. These funds are being held in a restricted escrow account established by the Company pending completion of a rescission offer (See Note 13).

(8) **Issuance Of Founders' Common Stock**

Upon the formation of the Company, the Board of Directors authorized up to 50,000,000 common shares that have unlimited voting rights and are entitled to receive the net assets of the Company upon a dissolution. The common shares are stated at no par value, and the shares do not permit cumulative voting. On October 1, 2010, the Board of Directors authorized and caused to be issued 4,004,219 shares of its common stock at $.01 per share for a total of $40,042, which is reflected in compensation. The entire issuance was in exchange for start-up services provided by the Company's Founders.

(9) **Convertible Preferred Stock Series A And Series B**

The Company's certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors is authorized, without shareholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Company certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' Common Stock, and the common stock with respect to distributions upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary. Likewise, the Series B Preferred Stock ranks senior to the Founders' Common Stock and the common stock with respect to such distributions.

Each share of the Series A and Series B Preferred Stock is convertible into one share of common stock at any time at the option of the holder at the conversion price of $.50 per share. Accordingly, an investor purchasing $100,00 of Series A Preferred Stock may convert such Preferred Stock into 200,000 shares of common stock at any time.

In the event of the Company's liquidation, dissolution, or winding up, Series A Preferred Stock shareholders will have the right to elect within a period of not less than 10 business days' notice of any such event (1) a liquidation preference of 50% of the purchase price of the holder's Series A Preferred Stock, or (2) an annual cumulative dividend equal to 10% on the purchase price of the holder's Series A Preferred Stock, which will be convertible into common stock at the conversion price of $.50 per share. The Series B Preferred Stock is also entitled to a 50% liquidation preference over the shares of founders' common stock at the time of the Company's liquidation, dissolution or winding up.

Shares of Series A and Series B Preferred Stock will generally vote as a class on all matters presented to the common stockholders at annual or special meetings. Consent of the majority holders of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock. A similar requirement applies to the Series B Preferred Stock subject, however, to the requirement that any such amendment cannot elevate the rights of the Series B stockholders above those of the Series A stockholders.

Share of Series A Preferred Stock will not be entitled to receive any dividends, unless and until specifically declared by the Board of Directors. However, as described above, the holders of the Series A Preferred Stock may elect between a 10% cumulative dividend and a liquidation preference at the time of the Company's liquidation, dissolution or winding up. The Series B Preferred Stock is not entitled to receive any dividends, unless and until specifically declared by the Board of Directors.

The Company is not obligated to redeem or repurchase any shares of Series A or Series B Preferred Stock. Shares of Series A and Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

(10) Stock Option Plan

The Company has adopted a stock-based compensation plan (the "Plan") consisting of Incentive Stock Options within the meaning of code section 422(b) of the Internal Revenue Code and Non-Qualified Stock Options. Under the Plan, the Company may grant options up to eight million shares of its common stock. The exercise of each option is equal to the market price of the Company's stock on the date of grant. The maximum term of the options is six years from the date of grant.

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

Assumption	ISO Plan	NSO Plan
Dividend yield	N/A	0%
Risk-free interest rate	N/A	1.58%
Expected life	N/A	5 years
Expected volatility	N/A	0%

Compensation cost charged to operations was $195,000 in 2010.

During 2010, the Board of Directors granted 1,950,000 non-qualified stock options shares to the initial founders' group. The Board of Directors determined the fair value of these stock options to be $.10 as of October 1, 2010, the date of grant. The stock options will expire on December 31, 2016.

These options were fully vested as of December 31, 2010.

Following is a summary of the status of the stock option based plan during 2010.

	ISO Plan		NSO Plan	
Outstanding as of 1/1/10				
Granted			1,950,000	$ 195,000
Exercised				
Forfeited				
Outstanding as of 12/31/10	-	-	1,950,000	$ 195,000

Options exercisable as of 12/31/10	-	-	1,950,000	195,000
Weighted average fair value of options granted during 2010	$ -		$ 195,000	

(11) **Earnings Per Share**

The following data show the amounts used in computing earnings per share:

Net (loss)	$ (235,132)
Less: preferred dividends	0
Income available to common stockholders used in basic earnings per share	$ (235,132)
Weighted average number of common shares used in basic earnings per share	4,004,219

Options on 1,950,000 shares of common stock were not included in computing diluted earnings per share because their effects were antidilutive.

(12) **Related Party Agreement**

On December 15, 2010, the Company's entered into a design and build contract with Z9 Services Group, LLC, a Colorado Limited Liability Company, a 100% wholly owned subsidiary of ZeroNines, hereinafter (Z9). The agreement was entered into with Z9 as such entity performed the services and ZeroNines assigned the cash payment to such entity. The contract service fee requires payment of $620,000 which is payable over the terms of contract as follows:

> At such time as the Company has closed on the minimum offering, the Company will pay to Z9 at least 50% of the net proceeds received by the Company from the offering. Thereafter, as closings of the offering take place from time to time, the Company will pay to Z9 an amount equal to 50% of the net proceeds received by the Company at each such subsequent closing of the offering until the full cash portion of the purchase price of $620,000 has been paid to Z9. Once Z9 has been paid $620,000, together with any interest accruing after June 30, 2012, the Company's obligation to Z9 under the design and build contract will be satisfied and the Company's obligations to pay the cash portion of the purchase price of the assets will likewise be satisfied. For avoidance of doubt, (a) only one payment of $620,000 will be due and payable from

the Company to Z9, it being acknowledged and agreed by the parties that the assets being purchased by the Company include the website constructed pursuant to the design and build contract, and (b) fifty percent (50%) of any revenue generated by the Company will be paid to Z9 if such revenue is generated prior to the date on which the offering proceeds have paid in full the cash portion of the purchase price, which will reduce the amount payable from the offering proceeds by an identical amount.

Additionally the contract provided for the issuance of 4,493,198 shares of the Company's Series B Preferred Stock, at five and one-half cents (.055). As of December 31, 2010, 4,493,198 of the Company's Series B Preferred Stock have been issued totaling $247,710 which approximates historical cost. As of December 31, 2010, ZeroNines owns and controls 4,493,198 Series B Preferred Stock Shares of the Company representing 100% of the issued and outstanding Series B shares. Additionally, nine individuals who are shareholders of Z9 also own and control 2,576,056 common shares of the Company representing 64.33% of the issued and outstanding Common Stock as of December 31, 2010.

Additionally, as discussed in Note 13, in August 2011, an Asset Purchase, License and Revenue Participation Agreement was entered into between the Company and ZeroNines.

(13) Subsequent Events

On February 24, 2011, the Company finalized a nonexclusive and revocable license agreement with MDe Solutions, LLC (MDe) whereby the Company issued a license to MDe which allows them to modify the license product to create a private label portal and service offering to third parties. As consideration for the issuance of the license, MDe agrees to remit monthly payments to the Company. These payments upon a pricing model mutually agreed to among the parties. The license agreement provides for an initial five year term with a renewal option for an additional five years.

Through April 15, 2011, the escrow agent for the Company had received subscription payments for the Series A Preferred Stock totaling $341,000. As of August 12, 2011, no additional subscription payments have been received. The Company is undertaking a rescission offer with respect to such accepted subscriptions which will extend for a period of 30 days from the date of the Company's offering circular. The rescission offer covers the subscription price of $341,000, together with statutory interest. The offering circular also covers the proposed offer and sale of Series A Preferred Stock with an aggregate purchase price of up to $4,660,000.

In August 2011, the Company entered into an Asset Purchase, License and Revenue Participation Agreement with ZeroNines (the "Agreement"). The Agreement was intended to clarify the Company's ownership rights to the Company portal, describe fully the extent of the Company license

---

rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify the Company's revenue sharing arrangements between ZeroNines. Among other terms, the Agreement memorializes the following:

- the confirmation of ZeroNines' sale to the Company of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010.

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. The Company was granted a 30-year license from ZeroNines under which the Company has the right to use the Always Available™ business continuity platform to operate the portal at www.zenvault.com or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

  -if ZeroNines is to host the private labeled portal, the Company and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

  -if ZeroNines is not hosting the private labeled portal, the Company and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

  -for revenue derived from the ZenVault portal itself, the Company and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by the Company (if the Company hosts the Portal) or by ZeroNines (if ZeroNines hosts the portal), and all of which will first be reimbursed to the Company or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license,

---

sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by the Company, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with the Company in healthcare, medical, insurance, college/university, legal and finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines will have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines will have previously consented to the change in control or described corporate event in its sole and absolute discretion.

In August 2011, the Company entered into employment agreements with five of its officers. Generally these employment agreements have an initial term ending July 31, 2014, and require these officers to devote at least thirteen hours per week to the business and affairs of the Company. Upon the closing of at least $400,000 in proceeds from this offering, these officers will begin receiving salaries of $7,000 each. These reduced salary levels will increase to $13,000 for each officer once the Company has closed on at least $1,500,000 in gross proceeds from the offering. The Company is not obligated to accrue amounts for any deferred salaries for these officers as no salary deferrals are called for under the employment agreements. Each officer will be entitled to receive an annual bonus each year to be determined by the board of directors based on individual achievement and company performance objectives established by the board.

In July 2011, the Company issued an additional 488,979 shares of the founders' common stock.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Balance Sheets (Unaudited)
As Of June 30, 2011 And December 31, 2010

ASSETS	June 30, 2011	December 31, 2010
Non-current assets:		
Cash in escrow - restricted	$ 340,613	$ 115,910
Software technology - PHR Portal	247,210	247,210
Deferred income tax benefit, net	0	0
TOTAL ASSETS	$ 587,823	$ 363,120
STOCKHOLDERS' EQUITY		
Cumulative preferred stock - Series A, par value $.50 per share; authorized 20,000,000 shares, issued and outstanding 682,000 shares	$ 341,000	$ 116,000
Cumulative preferred stock - Series B, par value $.055 per share; authorized 10,000,000 and issued and outstanding 4,493,198 shares	247,210	247,210
Common stock - no par value; authorized 50,000,000 shares, issued and outstanding 4,004,219 shares	40,042	40,042
Additional paid-in capital	238,200	195,000
Accumulated deficit	(278,629)	(235,132)
STOCKHOLDERS' EQUITY	$ 587,823	$ 363,120

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Statement Of Operations And Changes In Accumulated Deficit (Unaudited)
For The Cumulative Period During Development Stage (August 17, 2010) Through June 30, 2011, And For The Period January 1, 2011 Through June 30, 2011, And For The Period From Inception (August 17, 2010) To December 31, 2010

	Cumulative During Development Stage	January 1, 2011, through June 30, 2011	From Inception (August 17, 2010), to December 31, 2010
Expenses:			
Compensation	$ 278,242	$ 43,200	$ 235,042
Office expense	479	479	0
Merchant fees	509	509	0
Bank charges	272	27	245
Total Expenses	279,502	44,215	235,287
Other Income (Expense):			
Interest income	873	718	155
Total Other Income (Expense)	873	718	155
Net (Loss)	(278,629)	(43,497)	(235,132)
Accumulated Deficit, Beginning Of Period	0	(235,132)	0
Accumulated Deficit, End Of Period	$ (278,629)	$ (278,629)	$ (235,132)
Loss Per Share:			
Basic and diluted *	$ (0.07)	$ (0.01)	$ (0.06)

* Options on common stock were not included in computing earnings per share because their effects were antidilutive.

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Statement Of Stockholders' Equity (Unaudited)
For The Period From Inception (August 17, 2010) To December 31, 2010

	Date of Transaction	Series A Cumulative Preferred Stock		Series B Cumulative Preferred Stock		Common Stock	Additional	Deficit Accumulated
		Number of Shares	$.50 Par Value	Number of Shares	$.055 Par Value	No Par Value	Paid-In Capital	During the Deveopment Stage
Sale of preferred stock for cash	8/17/2010	132,000	$ 66,000		$	$	$	$
Issued stock to founders	8/17/2010					40,042		
Granting of stock options	10/1/2010						195,000	
Sale of preferred stock for cash	11/10/2010	50,000	25,000					
Sale of preferred stock for cash	11/14/2010	50,000	25,000					
Exchange of stock for technology	12/15/2010			4,493,198	247,210			
Net loss for the period from August 1, 2010 through December 31, 2010								(235,132)
Balance, December 31, 2010		232,000	$ 116,000	4,493,198	$ 247,210	$ 40,042	$ 195,000	$ (235,132)

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Statement Of Cash Flows (Unaudited)
For The Cumulative Period During Development Stage (August 17, 2010) Through June 30, 2011, And For The Period January 1, 2011, Through June 30, 2011, And For The Period From Inception (August 17, 2010) To December 31, 2010

	Cumulative During Development Stage	January 1, 2011, through June 30, 2011	From Inception (August 17, 2010), to December 31, 2010
Net (Loss)	$ (278,629)	$ (43,497)	$ (235,132)
Adjustments to reconcile net (loss) to net cash provided by operating activities:			
Stock option granted	238,200	43,200	195,000
Issuance of common stock to founders for service	40,042	0	40,042
Net cash (used in) operating activities	(387)	(297)	(90)
Cash flows from financing activities:			
Sales of preferred stock - Series A	341,000	225,000	116,000
Net cash provided by financing activities	341,000	225,000	116,000
Net increase in restricted cash	340,613	224,703	115,910
Restricted Cash, Beginning Of Period	0	115,910	0
RESTRICTED CASH, END OF PERIOD	$ 340,613	$ 340,613	$ 115,910

Supplemental Cash Flow Information:

On November 14, 2010, 4,493,198 shares of preferred stock was exchanged for technology in the amount of $247,210.

The accompanying notes are an integral part of the financial statements.

---

(1) Nature Of The Organization

ZenVault (hereinafter "the Company") was organized on August 17, 2010, as a Colorado corporation. The purpose of the Company is to design, deploy and launch a personal health records (PHR) portal to allow the consuming public to manage, store, and protect their personal health care records in a secure and available electronic environment. As of June 30, 2011, the Company has substantially completed beta testing of its personal health care records portal. The Company is pursuing an offering to raise up to $4,660,000 through the issuance of up to $9,320,000 shares of Series A Preferred stock at $.50 per share. (See Note 7 Series A Preferred Stock Offering).

(2) Summary Of Significant Accounting Policies

Method Of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash And Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments with original maturity of three months or less to be cash equivalents.

Software Technology

As of June 30, 2011, the PHR portal was substantially completed. Amortization will commence once the PHR portal is put into service. Capitalized costs associated with the PHR portal consist of payroll and related costs of shared officers and employees of ZeroNines and the Company, including other shared operating costs and expenses. The payroll and related costs were allocated based upon an estimated percentage of time incurred on the development of the portal. The other shared operating costs and expenses were allocated based upon the overall percentage of shared labor costs. Total estimated actual cost capitalized through June 30, 2011, was $247,210 (see Note 12 Related Party Agreement).

Revenue Recognition

Revenues from subscriptions will be recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the price is fixed or determinable, and (d) collectability is reasonably assured.

Evaluation Of Subsequent Events

The Company has performed an evaluation of subsequent events through August 31, 2011, which is the date the financial statements were available to be issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

(3) Development Stage Company

ZenVault is an operating company with no prior operating history, no revenues and a short history of development operations. The Company faces numerous challenges in the pursuit of its business strategy including the raising of adequate working capital, and the expenses associated with the ordinary commencement of commercial operations. The Company faces numerous uncertainties within a competitive market for its services including government regulation and rapid change within the software and computer industry. The market for similar products and services is highly competitive and the barriers to entry may be difficult to overcome even with sufficient capital. The Company expects competition to intensify. There can be no assurance that the Company will be able to compete successfully or that competitive pressure, including possible downward pressure on the prices the Company charges for products and services, will not affect the Company's business.

(4) Investments And Concentrations Of Credit Risk

The Company's cash escrow deposits are held at financial institutions at which deposits are insured up to $250,000 per institution by the FDIC. As of June 30, 2011, the Company did not have any uninsured balances.

(5) Deferred Income Tax Asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of June 30, 2011, and December 31, 2010, are as follows:

	June 30, 2011	December 31, 2010
Net operating loss carryforward	$ 15,120	$ 15,009
Stock options	89,087	72,930
	104,207	87,939
Less: valuation allowance	(104,207)	(87,939)
Net deferred tax assets	$ 0	$ 0

The future expiration date of the net operating loss carryforward is as follows:

Expiration date	Amount
December 31, 2030	$ 40,132
December 31, 2031	42
	$ 40,174

The Company follows *Accounting for Uncertainty in Income Taxes* accounting standard, which requires the Company to determine whether a tax position (and the related tax benefit) is more likely than not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement, presuming the tax position is examined by the appropriate taxing authority that has knowledge of all relevant information. During the period ended June 30, 2011, and December 31, 2010, the Company's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition.

(6) Commissions

The Company may sell shares from time to time in one or more transactions directly by the Company or through brokers or sales agents who may receive compensation in the form of commissions or fees. For introductions to investors made by brokers or sales agents, the Company will pay a cash commission of 10% of the gross proceeds of such sales. The Company has not entered into any formal or written agreements.

(7) **Series A Preferred Stock Offering**

The Company is pursuing an exempt Offering of its Series A Convertible Preferred Stock pursuant Regulation A Conditional Small Issues Exemption for Registration under the Securities Act of 1933, as amended. Under the terms of this Offering the Company seeks to raise $250,000 as a minimum and $4,600,000 as a maximum through the issuance of 500,000 and 9,200,000 shares, respectively. The Company expects to net approximately $4,050,000 upon completion of this Offering assuming the maximum issuance. Generally, the net proceeds will be used pay $620,000 for the construction of its PHR portal. The remaining proceeds are expected to be used for working capital and operational expenses. Under the terms of the Offering, the Series A investors have a collar formula in place that stipulates that the Series A Investors will own the same percentage of the Company as the Series B shareholder and the common shareholders upon the closing of the Offering. Accordingly, if the maximum offering is not realized, for example, the common shareholders would be subject to a reverse stock split to cause their shares to be equal to the Series A and B. Conversely, if the Maximum Offering is realized, the common shareholders would benefit from a forward stock split sufficient to cause their shares as a group to equal the share count of the Series A and B as a group. As of June 30, 2011, the Company issued 682,000 shares of its Series A Preferred Stock at $.50 per share totaling $341,000. These funds are being held in a restricted escrow account established by the Company pending completion of a rescission offer (See Note 14).

(8) **Issuance Of Founders' Common Stock**

Upon the formation of the Company, the Board of Directors authorized up to 50,000,000 common shares that have unlimited voting rights and are entitled to receive the net assets of the Company upon a dissolution. The common shares are stated at no par value, and the shares do not permit cumulative voting. On October 1, 2010, the Board of Directors authorized and caused to be issued 4,004,219 shares of its common stock at $.01 per share for a total of $40,042, which was reflected as compensation during the period ended December 31, 2010. The entire issuance was in exchange for start-up services provided by the Company's Founders.

(9) **Convertible Preferred Stock Series A And Series B**

The Company's certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors is authorized, without shareholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Company certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' Common Stock, and the common stock with respect to distributions upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary. Likewise, the Series B Preferred Stock ranks senior to the Founders' Common Stock and the common stock with respect to such distributions.

Each share of the Series A and Series B Preferred Stock is convertible into one share of common stock at any time at the option of the holder at the conversion price of $.50 per share. Accordingly, an investor purchasing $100,00 of Series A Preferred Stock may convert such Preferred Stock into 200,000 shares of common stock at any time.

In the event of the Company's liquidation, dissolution, or winding up, Series A Preferred Stock shareholders will have the right to elect within a period of not less than 10 business days' notice of any such event (1) a liquidation preference of 50% of the purchase price of the holder's Series A Preferred Stock, or (2) an annual cumulative dividend equal to 10% on the purchase price of the holder's Series A Preferred Stock, which will be convertible into common stock at the conversion price of $.50 per share. The Series B Preferred Stock is also entitled to a 50% liquidation preference over the shares of founders' common stock at the time of the Company's liquidation, dissolution or winding up.

Shares of Series A and Series B Preferred Stock will generally vote as a class on all matters presented to the common stockholders at annual or special meetings. Consent of the majority holders of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock. A similar requirement applies to the Series B Preferred Stock subject, however, to the requirement that any such amendment cannot elevate the rights of the Series B stockholders above those of the Series A stockholders.

Share of Series A Preferred Stock will not be entitled to receive any dividends, unless and until specifically declared by the Board of Directors. However, as described above, the holders of the Series A Preferred Stock may elect between a 10% cumulative dividend and a liquidation preference at the time of the Company's liquidation, dissolution or winding up. The Series B Preferred Stock is not entitled to receive any dividends, unless and until specifically declared by the Board of Directors.

The Company is not obligated to redeem or repurchase any shares of Series A or Series B Preferred Stock. Shares of Series A and Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

(10) **Stock Option Plan**

The Company has adopted a stock-based compensation plan (the "Plan") consisting of Incentive Stock Options within the meaning of code section 422(b) of the Internal Revenue Code and Non-Qualified Stock Options. Under the Plan, the Company may grant options up to eight million shares of its common stock. The exercise of each option is equal to the market price of the Company's stock on the date of grant. The maximum term of the options is six years from the date of grant.

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

Assumption	ISO Plan	NSO Plan
Dividend yield	N/A	0%
Risk-free interest rate	N/A	1.58%-2.24%
Expected life	N/A	5 years
Expected volatility	N/A	0%

Compensation cost charged to operations was $43,200 in 2011, and $195,000 in 2010.

During 2010, the Board of Directors granted 1,950,000 non-qualified stock options shares to the initial founders' group. Additionally, during 2011, the Board of Directors granted 72,000 non-qualified stock option shares per month to the initial founders' group for continuing services rendered. The Board of Directors determined the fair value of these stock options to be approximately $.10 as of the date of grant. The options granted are fully vested. The stock options will expire on December 31, 2016.

Following is a summary of the status of the stock option based plan:

	ISO Plan		NSO Plan	
Outstanding as of 1/1/10				
Granted			1,950,000	$ 195,000
Exercised				
Forfeited				
Outstanding as of 12/31/10	-	-	1,950,000	$ 195,000
Granted			432,000	43,200
Exercised				
Forfeited				
Options exercisable as of 6/30/11	-	-	2,382,000	$ 238,200
Weighted average fair value of options granted during 2010	$ -		$ 195,000	
Weighted average fair value of options granted during 2011	$ -		$ 43,200	

(11) <u>**Earnings Per Share**</u>

The following data show the amounts used in computing earnings per share:

	Cumulative During Development Stage	June 30, 2011	December 31, 2011
Net (loss)	$ (278,629)	$ (43,497)	$(235,132)
Less: preferred dividends	0	0	0
Income available to common stockholders used in basic earnings per share	$ (278,629)	$ (43,497)	$(235,132)
Weighted average number of common shares used in basic earnings per share	4,004,219	4,004,219	4,004,219

Options on 1,950,000 shares of common stock were not included in computing diluted earnings per share because their effects were antidilutive.

(12) **Related Party Agreement**

On December 15, 2010, the Company's entered into a design and build contract with Z9 Services Group, LLC, a Colorado Limited Liability Company, a 100% wholly owned subsidiary of ZeroNines, hereinafter (Z9). The agreement was entered into with Z9 as such entity performed the services and ZeroNines assigned the cash payment to such entity. The contract service fee requires payment of $620,000 which is payable over the terms of contract as follows:

> At such time as the Company has closed on the minimum offering, the Company will pay to Z9 at least 50% of the net proceeds received by the Company from the offering. Thereafter, as closings of the offering take place from time to time, the Company will pay to Z9 an amount equal to 50% of the net proceeds received by the Company at each such subsequent closing of the offering until the full cash portion of the purchase price of $620,000 has been paid to Z9. Once Z9 has been paid $620,000, together with any interest accruing after June 30, 2012, the Company's obligation to Z9 under the design and build contract will be satisfied and the Company's obligations to pay the cash portion of the purchase price of the assets will likewise be satisfied. For avoidance of doubt, (a) only one payment of $620,000 will be due and payable from the Company to Z9, it being acknowledged and agreed by the parties that the assets being purchased by the Company include the website constructed pursuant to the design and build contract, and (b) fifty percent (50%) of any revenue generated by the Company will be paid to Z9 if such revenue is generated prior to the date on which the offering proceeds have paid in full the cash portion of the purchase price, which will reduce the amount payable from the offering proceeds by an identical amount.

Additionally the contract provided for the issuance of 4,493,198 shares of the Company's Series B Preferred Stock, at five and one-half cents (.055). As of June 30, 2011, 4,493,198 of the Company's Series B Preferred Stock have been issued totaling $247,710 which approximates historical cost. As of June 30, 2011, ZeroNines owns and controls 4,493,198 Series B Preferred Stock Shares of the Company representing 100% of the issued and outstanding Series B shares. Additionally, nine individuals who are shareholders of ZeroNines also own and control 2,576,056 common shares of the Company representing 64.33% of the issued and outstanding Common Stock as of June 30, 2011.

Additionally, as discussed in Note 14, in August 2011, an Asset Purchase License, and Revenue Participation Agreement was entered into between the Company and ZeroNines.

---

(13) **License Agreement**

On February 24, 2011, the Company finalized a nonexclusive and revocable license agreement with MDe Solutions, LLC (MDe) whereby the Company issued a license to MDe which allows them to modify the license product to create a private label portal and service offering to third parties. As consideration for the issuance of the license, MDe agrees to remit monthly payments to the Company. These payments upon a pricing model mutually agreed to among the parties. The license agreement provides for an initial five year term with a renewal option for an additional five years. During the period ended June 30, 2011, no payments have been earned by the Company.

(14) **Subsequent Event**

Through April 15, 2011, the escrow agent for the Company had received subscription payments for the Series A Preferred Stock totaling $225,000, which brought the total escrowed funds to $341,000 as of that date. As of August 12, 2011, no additional subscription payments have been received. The Company is undertaking a rescission offer with respect to such accepted subscriptions which will extend for a period of 30 days from the date of the Company's offering circular. The rescission offer covers the subscription price of $341,000, together with statutory interest. The offering circular also covers the proposed offer and sale of Series A Preferred Stock with an aggregate purchase price of up to $4,660,000.

In August 2011, the Company entered into an Asset Purchase, License and Revenue Participation Agreement with ZeroNines ("the Agreement"). The Agreement was intended to clarify the Company's ownership rights to the Company portal, describe fully the extent of the Company license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify the Company's revenue sharing arrangements between ZeroNines. Among other terms, the Agreement memorializes the following:

- the confirmation of ZeroNines' sale to the Company of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010.

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. The Company was granted a 30-year license from ZeroNines under which the Company has the right to use the Always Available™ business continuity platform to operate the portal at www.zenvault.com or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

-if ZeroNines is to host the private labeled portal, the Company and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

-if ZeroNines is not hosting the private labeled portal, the Company and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

-for revenue derived from the ZenVault portal itself, the Company and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by the Company (if the Company hosts the Portal) or by ZeroNines (if ZeroNines hosts the portal), and all of which will first be reimbursed to the Company or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by the Company, subject to the agreement of ZeroNines not to engage itself in creating or deploying any portal or web site that would compete with the Company in healthcare, medical, insurance, college/university, legal and finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines will have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines will have previously consented to the change in control or described corporate event in its sole and absolute discretion.

In August 2011, the Company entered into employment agreements with five of its officers. Generally these employment agreements have an initial term ending July 31, 2014, and require these officers to devote at least thirteen hours per week to the business and affairs of the Company. Upon the closing of at least $400,000 in proceeds from this offering, these officers will begin receiving salaries of $7,000 each. These reduced salary levels will increase to $13,000 for each officer once the Company has closed on at least $1,500,000 in gross proceeds from the offering. The Company is not obligated to accrue amounts for any deferred salaries for these officers as no salary deferrals are called for under the employment agreements. Each officer will be entitled to receive an annual bonus each year to be determined by the board of directors based on individual achievement and company performance objectives established by the board.

In July 2011, the Company issued an additional 488,979 shares of the founders' common stock.

PART III

Item 1 and Item 2. Index and Description of Exhibits.

Exhibit Number	Description
2.1*	Articles of Incorporation of the ZenVault Medical Corporation (the "Issuer"), as filed with the Colorado Secretary of State on August 17, 2010
2.2*	Form of Amended and Restated Articles of Incorporation of the Issuer to be filed with the Colorado Secretary of State.
2.3*	Bylaws of the Issuer, as formerly in effect
2.4#	Amended and Restated Bylaws of the Issuer, adopted by the Issuer on September 15, 2011
3.2*	Designation of Preferences, Limitations and Relative Rights of Series A and Series B Preferred Stock of the Issuer as currently in effect
3.3*	Founders' Stock Agreement by and among the Issuer and its founding stockholders
3.4#	Form of Amendment to Founders' Stock Agreement
3.5*	Rescission Offer Election Form
4.1*	Form of Subscription Agreement among the Issuer and prospective subscribers
4.2*	Form of specimen certificate for Series A Preferred Stock
6.1#	Employment Agreement, dated August 31, 2011, by and between the Issuer and John C. Botdorf
6.2#	Employment Agreement, dated August 31, 2011, by and between the Issuer and Alan S. Gin
6.3#	Employment Agreement, dated August 31, 2011, by and between the Issuer and Keith T. Fukuhara
6.4#	Employment Agreement, dated August 31, 2011, by and between the Issuer and Bradley J. Claus
6.5*	2010 Stock Incentive Plan and forms of option agreement
6.6#	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and John T. Botdorf
6.7#	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and Alan S. Gin
6.8#	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and Keith T. Fukuhara
6.9#	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and Bradley J. Claus
6.10#	License Agreement, dated February 2011, by and between ZeroNines Technology, Inc. and MDe Solutions, Inc.
6.11#	Design and Build Agreement, dated December 15, 2010, by and between the Issuer and ZeroNines Services Group, LLC
6.12*	Asset Purchase, License and Revenue Participation Agreement, dated August 30, 2011, by and among the Issuer, ZeroNines Technology, Inc., and Z9 Services Group, Inc.
9.1#	Escrow Agreement, dated October 5, 2011, by and between the Issuer and U.S. Bank, N.A., as escrow agent
10.1†	Consent of Richardson & Patel, LLP
10.2#	Consent of Mark W. Brunvand, M.D., to be named as a director nominee of the Issuer

11.1† Opinion of Richardson & Patel, LLP

15.1* Power of Attorney (see signature page to this offering statement on Form 1-A)

Filed herewith.
† To be filed by amendment.
* Previously filed.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Castle Rock, State of Colorado, on this 5th day of October, 2011.

ZENVAULT MEDICAL CORPORATION

By: ______________________________
John C. Botdorf
Executive Chairman of the Board

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Botdorf and Alan S. Gin as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign the Form 1-A Regulation A Offering Statement of ZenVault Medical Corporation and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This offering statement or amendment has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
John C. Botdorf	Executive Chairman of the Board and Acting Chief Financial Officer (Principal Financial Officer)	October 5, 2011
Alan S. Gin by John C. Botdorf Attorney-in-fact * Alan S. Gin	Chief Executive Officer (Principal Executive Officer) and Director	October 5, 2011
Bradley J. Claus by John C. Botdorf Attorney-in-fact * Bradley J. Claus	Chief Operations Officer and Director	October 5, 2011

*By: ______________________________
Attorney-in-Fact

Exhibit 2.4

AMENDED AND RESTATED BYLAWS OF ZENVAULT MEDICAL CORPORATION ADOPTED SEPTEMBER 14, 2011

ARTICLE I OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Colorado shall be in the City of Castle Rock, County of Douglas.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Colorado, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, "Corporate Seal Colorado." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Colorado, as may be determined from time to time by the Board of Directors. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 7-107-108 of the Colorado Business Corporation Act (the "CBCA"). In the absence of any such designation or determination, stockholders' meetings shall be held at the corporation's principal executive office.

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the CBCA, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this Section 5(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 5. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice").

(c) Notwithstanding anything in the second sentence of Section 5(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section 5 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 5. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, PRNewswire, or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holder of shares entitled to cast not less than twenty percent (20%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Articles of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Articles of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to the vote on that matter. Except where otherwise provided by statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Colorado law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to a Colorado court of competent jurisdiction for relief as provided in the CBCA. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of subsection (c) shall be a majority or even split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Articles of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. This Section 13(a) may be removed from these Bylaws at any time by the action of the Board of Directors.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent or the date of its transmission (which in the absence of evidence to the contrary shall be construed as the date of signature), and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Colorado, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand, by certified or registered mail, return receipt requested, or by electronic transmission.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in the CBCA. If the action which is consented to is such as would have required the filing of a certificate under any section of the CBCA if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with the CBCA.

(d) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder, and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants, and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV
DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Articles of Incorporation. If for any cause the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation.

Section 17. Term of Directors.

(a) Except as otherwise provided in the Articles of Incorporation, directors shall be elected at each annual meeting of stockholders for a term of one year. Each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled to vote.

Section 18. Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors, or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to vote generally at an election of directors.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Colorado which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Colorado whenever called by the Chairman of the Board, the Chief Executive Officer, or any two directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Articles of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Articles of Incorporation; provided, however, at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a)Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the CBCA to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation. At the date hereof, the Board of Directors hereby appoints the Executive Chairman and the Chief Executive Officer to the Executive Committee, which is hereby empowered to act for and in behalf of this Board of Directors (but subject to Board or stockholder ratification, as may be required by the CBCA) in order to obligate the corporation to:

1) borrow money and arrange for credit facilities on behalf of the corporation;
2) negotiate to acquire assets or other businesses;
3) issue debt and equity instruments to finance the corporation's growth;
4) open and close all forms of business accounts and to invest idle funds on behalf of the corporation;
5) acquire or otherwise engage in leasing real property on behalf of the corporation;
6) engage in leasing personal property owned and used beneficially by the corporation;
7) hire and terminate personnel to work on a project, part time, consultant or full time basis subject to existing employment laws and/or agreements;
8) license, sublicense, or selling the corporation's intellectual property;
9) market, brand, and execute all types of strategic ventures, partnerships and or strategic alliances for the benefit of the corporation; and
10) expand and/or adjust the corporation's business as market conditions warrant.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V
OFFICERS

Section 27. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Chief Operating Officer, the Chief Technology Officer, and the Treasurer, all of whom shall be appointed at the annual meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no Chief Executive Officer or President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c) Duties of Chief Executive Officer or President. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Operating Officer. The Chief Operating Officer shall perform such senior duties in connection with the operations of the Corporation as the Board, the Chairman or the Chief Executive Officer shall from time to time determine, and shall report directly to the Chairman or Chief Executive Officer. The Chief Operating Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as may be agreed with the Chairman, the Chief Executive Officer or as the Board may from time to time determine.

(g) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and the Treasurer and any Assistant Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(h) Duties of Chief Technology Officer. The Chief Technology Officer shall create and drive the overall technical vision of the corporation, maintain all technical processes and supervise the activities necessary to meet the technical goals for the corporation's technology as are established from time to time by the Board of Directors, and coordinate the corporation's liaisons with entities that promulgate standards and specifications applicable to the corporation's technologies.

Section 29. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 31. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, by the Chief Executive Officer or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 32. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation. All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President, in that order.

ARTICLE VII
SHARES OF STOCK

Section 34. Form and Execution of Certificates. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the Chief Executive Officer or President, or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 35. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the CBCA.

Section 37. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Colorado, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 38. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Colorado.

ARTICLE VIII
OTHER SECURITIES OF THE CORPORATION

Section 39. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, in that order, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons related to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX
DIVIDENDS

Section 40. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation and applicable law.

Section 41. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X
FISCAL YEAR

Section 42. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors but, in the absence thereof, the fiscal year of the corporation shall be the calendar year.

ARTICLE XI
INDEMNIFICATION

Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article XI, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the CBCA or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the CBCA or any other applicable law, or (iv) such indemnification is required to be made under subsection (d) below. In addition, the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid; (ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements); (iii) for any reimbursement of the corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the corporation, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), or the payment to the corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements); and (iv) initiated by such person, including any proceeding (or any part of any proceeding) initiated by such person against the corporation or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the proceeding (or the relevant part of the proceeding) prior to its initiation, (b) the corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the corporation under applicable law, (c) the indemnification is otherwise required to be made under applicable law.

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the CBCA or any other applicable law. The Board of

Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, provided, however, that, if the CBCA requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 43 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to subparagraph (e) of this Bylaw, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the CBCA or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the CBCA or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

(e) Non Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the CBCA or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the CBCA, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) Amendments. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section 43 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, expert witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Bylaw.

ARTICLE XII
NOTICES

Section 44. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex, or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the CBCA, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is or was unlawful.

ARTICLE XIII
AMENDMENTS

Section 45. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Articles of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the corporation.

ARTICLE XIV
MISCELLANEOUS

Section 46. Annual Report.

(a) Subject to the provisions of paragraph (b) of this Bylaw, the Board of Directors shall cause an annual report to be sent to each stockholder of the corporation not later than one hundred twenty (120) days after the close of the corporation's fiscal year. Such report shall include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation.

(b) If and so long as there are fewer than 250 holders of record of the corporation's shares, the requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived.

AMENDMENT TO FOUNDERS' AGREEMENT

This Amendment (the ***"Amendment"***), to the Founders' Agreement and Founding Charter, dated as of October 1, 2010 (the ***"Founders' Agreement"***; certain terms not defined herein are used herein as defined in the Founders' Agreement), is by and among the founding shareholders of ZenVault Medical Corporation (***"ZenVault"***) listed on Exhibit A hereto (the ***"Founders"***), shall be effective on execution hereof by the Founders.

WHEREAS, on or after October 1, 2010, the Founders entered into the Founders' Agreement; and

WHEREAS, the third paragraph of the Founders' Agreement stated that the Founders' Agreement was not a binding document, but it was the intent of the Founders that the following provisions of the Founders' Agreement be given binding effect: (i) all indemnification provisions set forth on pages 5 and 6 of the Founders' Agreement, (ii) all subordination provisions set forth on pages 6 and 7 of the Founders' Agreement, (iii) all acknowledgments of risks that may be encountered by ZenVault set forth on pages 7 and 8 of the Founders' Agreement, (iv) all restrictions on transferability of the Founders' Shares set forth on pages 8 and 9 of the Founders' Agreement, (v) all valuation and associated risks set forth on pages 9 and 10 of the of the Founders' Agreement, and (vi) the "General Provisions" of the Founders Agreement set forth on pages 10 and 11 of the Founders' Agreement relating to the governing law, venue, severability, and dispute resolution by arbitration; and

WHEREAS, the Founders wish to clarify that the governing law of the Founders' Agreement will not be subject to interpretation or application by the Company's attorneys, accountants, or the Board of Directors, as now set forth in paragraph 3, page 1 of the Founders' Agreement;

WHEREAS, the Company was not a party to the Founders' Agreement and, for enforceability purposes, the Founders wish to amend the Founders' Agreement to include the Company as a signatory to the Founders' Agreement, and to permit the joinder of additional founding stockholders who or which may have purchased Founders' Stock in ZenVault in 2011; and

WHEREAS, the Founders desire to amend the Founders' Agreement in the respects provided above;

NOW, THEREFORE, in consideration of the mutual agreements specified in this Amendment, the Founders agree as follows:

1. Amendment to Paragraph 3 of the Founders' Agreement. The third (3rd) paragraph of the Founders' Agreement is hereby amended to add the following language to the end of such paragraph:

"Notwithstanding any other language to the contrary set forth herein, the Founders agree that the following specific provisions of the Founders' Agreement shall be binding upon the Founders and any other parties now or hereafter made a party to the Founders' Agreement: (i) all indemnification provisions set forth on pages 5 and 6 of the Founders' Agreement, (ii) all subordination provisions set forth on pages 6 and 7 of the Founders' Agreement, (iii) all acknowledgments of risks that may be encountered by ZenVault set forth on pages 7 and 8 of the Founders' Agreement, (iv) all restrictions on transferability of the Founders' Shares set forth on pages 8 and 9 of the Founders' Agreement, (v) all valuation and associated risks set forth on pages 9 and 10 of the of the Founders' Agreement, and (vi) the "General Provisions" of the Founders Agreement set forth on pages 10 and 11 of the Founders' Agreement relating to the governing law, venue, severability, and dispute resolution by arbitration. The Founders further acknowledge and agree that any reference to the interpretation of the binding provisions described above and contained within the Founders' Agreement shall not be made by ZenVault's attorneys, accountants or Board of Directors, but shall be governed by applicable Colorado law or, as the case may be, applicable Federal law, and any dispute between the parties to the Founders' Agreement shall be resolved by arbitration as described in the binding provisions described in clause (vi) immediately above. Finally, the Founders agree that any parties purchasing Founders' Shares after January 1, 2011 shall be added to this Agreement by joinder."

2. Amendment of Signature Page to the Founders' Agreement. The signature page of the Founders' Agreement is hereby amended to add the following language following the signature of Tom Foster on page 13 of the Founders' Agreement:

"ZenVault Medical Corporation, made a signatory for enforceability purposes by agreement of the Founders:

By: ______________________________
Alan S. Gin, Chief Executive Officer

3. Representations and Warranties. Each of the Founders represents and warrants that (i) it, he or she has the power and authority to execute and deliver this Amendment, (ii) if the Founder is an entity, such Founder has taken all action necessary to duly and validly authorize and approve this Amendment, (iii) this Amendment has been duly and validly executed and delivered and, assuming due authorization and execution by the other parties hereto, constitutes its, his or her legal, valid and binding obligation enforceable against it in accordance with its terms, and (iv) upon execution of the Amendment by the Founders, the Founders acknowledge and agree that the provisions of the Founders' Agreement described in Sections 1 and 2 above shall be binding upon the Founders, as if such provisions had been included in the Agreement.

4. Defined Terms; Conflict. Capitalized terms used but not defined herein shall have the meaning assigned to them in the Agreement. In the event of any conflict between the Agreement and this Amendment, this Amendment will control.

5. No Other Modification. The Founders' Agreement shall not be modified by this Amendment in any respect except as expressly set forth herein.

6. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to the conflicts of law rules of such state.

7. Counterparts. This Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, the Founders have caused this Amendment to be executed as of the dates set forth below.

[Signature Blocks Appear on Exhibit A Hereto]

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

[Names of All Founding Shareholders]

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement"), is effective as of August 1, 2011 (the "Effective Date"), between ZenVault Medical Corporation, a Colorado corporation headquartered at 450 East Happy Canyon Road, Castle Rock, Colorado 80108, USA, hereinafter referred to as the "Company"), and John C. Botdorf ("Employee").

RECITALS

WHEREAS, the Company is a duly organized Colorado corporation, with its principal place of business within the State of Colorado, and is in the business of developing and marketing cloud-based storage of personal health information; and

WHEREAS, the Company desires assurance of the continued association and services of the Employee in order to continue to retain the Employee's experience, skills, abilities, background and knowledge, and is willing to continue to engage the Employee's services on the terms and conditions set forth in this Agreement; and

WHEREAS, Employee desires to be in the continued employ of the Company, and is willing to accept such continued employment on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree to the terms and conditions of this Agreement as follows:

1. Employment for Term. The Company hereby agrees to employ Employee and Employee hereby accepts such employment with the Company for the period of 36 months beginning on the Effective Date. The term of this Agreement (the "Term") shall continue until the termination of Employee's employment in accordance with the provisions of this Agreement. The termination of Employee's employment under this Agreement shall end the Term but shall not terminate Employee's or the Company's other obligations that are intended to survive the termination of this Agreement (including without limitation, the payments under Section 7 and 8 and Employee's obligations under Section 9).

2. Position and Duties. During the Term, Employee shall serve as Executive Chairman and a Director of the Company, perform such duties as are consistent with his position and report to the Board of Directors (the "Board") of the Company. During the Term, Employee shall also hold such additional positions and titles as the Board may determine from time to time. During the Term, Employee shall devote as much time as is necessary to satisfactorily perform his duties as the Executive Chairman of the Company. Without limitation of the foregoing, the Company hereby consents to Employee devoting a minimum of 13 hours per work week to the Company's business and affairs pending the Company obtaining additional material financing, and to Employee's participation in those outside activities described on Exhibit A hereto. The Company and the Employee agree that the number of hours to be devoted by the Employee to the Company's business and affairs shall be adjusted upward to that number of hours mutually agreed upon by the Company and the Employee following the Company's receipt of financing of at least $1.5 million. Employee may engage in any civic and not-for-profit activities so long as such activities do not materially interfere with the performance of his duties hereunder or present a conflict of interest with the Company. During the Term of this Agreement, Employee agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by the Employee to be adverse or antagonistic to the Company, its business or prospects, its financial position, or otherwise or in any company, person or entity that is, directly or indirectly, in competition with the business of the Company or any of its affiliates. The Company hereby agrees that Employee's investment in, participation in management and on the board of directors, and devotion of time to ZeroNines Technology, Inc. and its subsidiary do not present a conflict, adverse interest, or prohibited interest in a business that competes with the Company.

The Company shall nominate Employee, and use its best efforts to have Employee elected, to the Board throughout the Term of this Agreement and, subject to the fiduciary duties of the Board and the Nominating Committee (if any) to act in the best interests of the stockholders, shall include him in the management slate for election as a director at every stockholders meeting during the Term at which his term as a director would otherwise expire. Employee agrees to accept election, and to serve during the Term, as a director of the Company. On termination of Employee's employment, regardless of the reason for such termination, Employee shall immediately (and with

contemporaneous effect) resign any directorships, offices or other positions that Employee may hold in the Company or any subsidiary, unless otherwise agreed in writing by the parties.

3. Compensation.

(a) Base Salary. The Company shall not pay any base salary to the Employee until such time as the Company has closed on at least $400,000 in gross proceeds in the Company's offering of Series A Preferred Stock (the "Offering") described in the Form 1-A Offering Statement filed with the Securities and Exchange Commission ("SEC"). At such time as the Company has closed on at least $400,000 in gross proceeds from the Offering, the Company shall commence paying Employee a monthly base salary of $7,000, payable in accordance with the Company's regular pay cycle for officers (the "Base Salary"). At such time as the Company closes on gross proceeds of $1.5 million or more from the Offering, the Employee's Base Salary shall thereupon increase automatically to $13,000 per month, without additional action by the Board, payable as described above. Except as specifically otherwise provided herein, the Base Salary may be increased only by recommendation of the Board and ratified by a majority of the independent members of the Board. The Base Salary may be decreased if all executive officers' salaries are proportionately decreased due to capital constraints.

(b) Annual Review. The Base Salary shall be reviewed at the end of each calendar year (the first such review to occur in 2012).

(c) Equity Compensation. The parties acknowledge that prior to the execution of this Agreement, the Company granted initial equity compensation to Employee in the aggregate amount of 450,000 options to purchase shares of Company Common Stock. In addition, commencing January 1, 2011, the Company is granting the Employee monthly option grants of 15,000 stock options. All such options are fully vested on the date of grant. If any future option grants contain vesting criteria, the vesting of such options will be accelerated in the circumstances described in Section 8 of this Agreement.

(d) Other and Additional Compensation. Subsections (a) and (c) above establish Employee's compensation during the Term which shall not preclude the Board from awarding Employee a higher salary or any bonuses or stock options, restricted stock or other forms of additional equity awards in the discretion of the Board during the Term at any time. Commencing in 2012, the Employee shall be eligible for an annual discretionary bonus (hereinafter referred to as the "Bonus") with a target amount of 50 percent (50%) of the Base Salary, subject to standard deductions and withholdings, based on the Board's determination, in good faith, and based upon the Employee's individual achievement and company performance objectives as set by the Board or the Compensation Committee, if any, of whether the Employee has met such performance milestones as are established for the Employee by the Board or the Compensation Committee, in good faith, in consultation with the Employee (hereinafter referred to as the "Performance Milestones"). The Performance Milestones will be based on certain factors including, but not limited to, the Employee's performance and the Company's financial performance. The Employee's Bonus target will be reviewed annually and may be adjusted by the Board or the Compensation Committee in its discretion, provided however, that the Bonus target may only be reduced upon Employee's written consent. The Employee must be employed on the date the Bonus is awarded to be eligible for the Bonus, subject to the termination provisions hereof. Bonuses shall be paid during the calendar year following the calendar year for which such Bonus was earned.

4. Employee Benefits. During the Term, Employee shall be entitled to participate at the same level as other senior executive officers of the Company in any group insurance, hospitalization, medical, health and accident, disability, fringe benefit and tax-qualified retirement plans or programs of the Company now existing or hereafter established to the extent that he is eligible under the general provisions thereof. For the term of this Agreement, Employee shall be entitled to paid vacation at the rate of (4) weeks per annum. In accordance with Company policy, unused vacation may not be carried over from year to year.

5. Expenses. The Company shall reimburse Employee for actual, reasonable out-of-pocket expenses incurred by him in the performance of his services for the Company upon the receipt of appropriate documentation of such expenses which shall be submitted in such form, and with such supporting documentation, as called for or required by Company policy or the rules and regulations of the Internal Revenue Service.

6. Termination.

(a) General. The Term shall end immediately upon Employee's death. Employee's employment may also be terminated by the Company with or without Cause, or as a result of Employee's Disability as defined in Section 7, or by Employee with or without Good Reason (as such terms are defined below).

(b) Notice of Termination. Either party shall give written notice of termination to the other party.

(c) Notification of New Employer. In the event that Employee leaves the employ of the Company, Employee grants consent to notification by the Company to Employee's new employer about his rights and obligations under this Agreement and the PIA (hereinafter defined).

7. Severance Benefits.

(a) Cause Defined. "Cause" means (i) willful malfeasance or willful misconduct by Employee in connection with his employment; (ii) Employee's gross negligence in performing any of his duties under this Agreement; (iii) Employee's conviction of, or entry of a plea of guilty to, or entry of a plea of nolo contendre with respect to, any crime other than a traffic violation or infraction which is a misdemeanor; (iv) Employee's willful and deliberate violation of a Company policy, (v) Employee's unintended but material breach of any written policy applicable to all employees adopted by the Company which is not cured to the reasonable satisfaction of the Board within thirty (30) business days after notice thereof; (vi) the Employee's unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party as to which the Employee owes an obligation of nondisclosure as a result of the Employee's relationship with the Company, (vii) the Employee's willful and deliberate breach of his obligations under this Agreement, or (viii) any other material breach by Employee of any of his obligations in this Agreement which is not cured to the reasonable satisfaction of the Board within thirty (30) business days after notice thereof.

(b) Disability Defined. "Disability" shall mean (i) Employee's incapacity due to a physical or mental condition and, if reasonable accommodation is required by law, after any reasonable accommodation, that results in Employee being substantially unable to perform his duties hereunder for six consecutive months (or for six months out of any nine month period) or (ii) a qualified independent physician mutually acceptable to the Company and Employee determines that Employee is incapacitated due to a physical or mental condition and, if reasonable accommodation is required by law, after any reasonable accommodation so as to be unable to regularly perform the duties of his position and such condition is expected to be of a permanent or near-permanent duration. Until such time as Employee is terminated for Disability under this paragraph (b), Employee shall continue to receive his Base Salary hereunder, provided that if the Company provides Employee with disability insurance coverage, payments of Employee's Base Salary shall be reduced by the amount of any disability insurance payments received by Employee due to such coverage. The Company shall give Employee written notice of termination due to Disability which shall take effect sixty (60) days after the date it is sent to Employee unless Employee shall have returned to the performance of his duties hereunder during such sixty (60) day period (whereupon such notice shall become void). In the event that the Company terminates Employee's employment as a result of his Disability, Employee shall be entitled to the same benefits as if his employment had been terminated by the Company without Cause.

(c) Good Reason Defined. For purposes of this Agreement, "Good Reason" shall mean, without Employee's written consent: (i) there is a material reduction of the level of Employee's compensation (excluding any bonuses) (except where there is a general reduction applicable to the management team generally), (ii) there is a material reduction in Employee's overall responsibilities or authority, or scope of duties (it being understood that the occurrence of a Change in Control shall not, by itself, necessarily constitute a reduction in Employee's responsibilities or authority); or (iii) there is a material change in the principal geographic location at which Employee must perform his services (it being understood that the relocation of Employee to a facility or a location within forty (40) miles of the city limits of Castle Rock, Colorado shall not be deemed material for purposes of this Agreement). No event shall be deemed to be "Good Reason" if the Company has cured the event (if susceptible to cure) within 30 days of receipt of written notice from Employee specifying the event or events which, absent cure, would constitute "Good Reason."

(d) Accrued Compensation Defined. Accrued Compensation shall mean an amount which shall include all amounts earned or accrued by Employee through the date of termination of this Agreement but not paid as of such date, including (i) Base Salary, (ii) reimbursement for business expenses incurred by the Employee on behalf of the Company, pursuant to the Company's expense reimbursement policy in effect at such time, (iii) any expense allowance pursuant to Company policy, (iv) accrued but unused vacation pay per Company policy, and (v) bonuses and incentive compensation earned and awarded prior to the date of termination. Accrued Compensation shall be paid on the first regular pay date after the date of termination (or earlier, if required by applicable law).

(e) Termination.

(i) Cause; Without Good Reason; Death. If the Company ends the Term for Cause, if Employee resigns as an employee of the Company for reasons other than an event of Good Reason, or the Employee dies, then the Company shall pay to Employee the Accrued Compensation but shall have no obligation to pay Employee any amount, whether for salary, benefits, bonuses, or other compensation or expense reimbursements of any kind, accruing after the end of the Term, and such rights shall, except as otherwise required by law or pursuant to the applicable award agreement or plan, be forfeited immediately upon the end of the Term. For the sake of clarity, any stock options, restricted stock or other equity compensation shall, to the extent vested on the date of resignation without Good Reason, the date the Company ends the Term for Cause, or the date of Employee's death, remain outstanding and exercisable to the extent provided in the applicable award agreement or plan, by the Employee or his personal representative or executor.

(ii) Without Cause; Good Reason. In the event that the Company terminates Employee's employment hereunder without Cause or the Employee terminates his employment with Good Reason, he shall be entitled to the Accrued Compensation and a severance payment equal to four (4) months' salary, calculated using the monthly salary being paid to the Employee as of the month immediately prior to the date of termination without Cause or with Good Reason. Commencing on the date the Company's securities are publicly traded on a national securities exchange, as defined in Section 6 of the Securities Exchange Act of 1934, if the Company thereafter terminates Employee's employment hereunder without Cause or the Employee terminates his employment with Good Reason, he shall be entitled to the Accrued Compensation and a severance payment equal to nine (9) months' salary (in lieu of the four (4) months described above, and not in addition thereto), calculated using the monthly salary being paid to the Employee as of the month immediately prior to the date of termination without Cause or with Good Reason.

(iii) On Change of Control. Subject to Section 21 and 22 below, in the event that the Company terminates the Employee within 12 months of a Change in Control, or the Employee resigns within six months of a Change in Control, the Employee shall be entitled to:

(A) A lump sum payment equal to two times his Base Salary in effect at the date of termination, less applicable withholding.

(B) Continued participation (via state or federal insurance continuation laws such as COBRA, to the extent available) in the health and welfare plans (or comparable plans, if continued participation in the Company's plans is not available) provided by the Company to Employee at the time of termination for a period of two years from the date of termination or, if earlier, until he is eligible for comparable coverage with a subsequent employer. The Company agrees to reimburse the payments Employee makes for such coverage, whether via continuation or separate comparable policy. Premium reimbursements shall be made by the Company to Employee consistent with the Company's normal expense reimbursement policy, provided that Employee submits documentation to the Company substantiating his payments for insurance coverage. Employee shall give the Company prompt notice of his eligibility for comparable coverage.

(C) All vested stock options shall remain exercisable from the date of termination until the expiration date of the applicable award. So long as the Section 8 below does not apply, then all options which are unvested at the date of termination Without Cause or for Good Reason shall be accelerated as of the date of termination such that the number of option shares equal to $^{1}/36^{th}$ the number of option shares multiplied by the number of full months of Employee's employment hereunder shall be deemed vested and immediately exercisable by the Employee. Any unvested options over and above the foregoing shall be cancelled and of no further force or effect, and shall not be exercisable by the Employee.

(D) Any severance payments and/or other separation benefits contemplated by this Agreement are conditional on Employee: (i) continuing to comply with the terms of this Agreement and the PIA (as defined herein); (ii) delivering prior to or contemporaneously with any such severance payments, and not revoking, (x) a customary general release of claims relating to Employee's employment and/or this Agreement against the Company or its successor, its subsidiaries and their respective directors, officers and stockholders, and (y) a customary affirmation of Employee's continuing obligations hereunder and under the PIA.

Unless otherwise required by law, no severance payments and/or benefits under this Agreement will be paid and/or provided until after the expiration of any relevant revocation period applicable to the Employee.

8. Change in Control Payments. The provisions of this paragraph 8 set forth the terms of an agreement reached between Employee and the Company regarding Employee's rights and obligations upon the occurrence of a "Change in Control" (as hereinafter defined) of the Company during the Term. These provisions are intended to assure and encourage in advance Employee's continued attention and dedication to his assigned duties and his objectivity during the pendency and after the occurrence of any such Change in Control. The following provisions shall apply in the event of a Change in Control, in addition to any payment or benefit that may be required pursuant to Section 7.

(a) Equity. Upon the occurrence of a Change in Control, all stock options, restricted stock and other stock-based grants to Employee by the Company or that may be granted in the future shall, irrespective of any provisions of his award agreements, immediately and irrevocably vest and become exercisable and any restrictions thereon shall lapse. All stock options shall remain exercisable from the date of the Change in Control until the expiration of the term of such stock options.

(b) Definitions. For purposes of this paragraph 8, the following terms shall have the following meanings:

"Change in Control" shall mean any of the following:

(1) the acquisition by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (the "Acquiring Person"), other than the Company, or any of its Subsidiaries, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power or economic interests of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (excluding any issuance of securities by the Company in a transaction or series of transactions made principally for bona fide equity financing purposes); or

(2) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any issuance of securities by the Company in a transaction or series of transactions made principally for bona fide equity financing purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); or

(3) the sale or other disposition of all or substantially all of the assets of the Company in one transaction or series of related transactions.

9. Proprietary Information and Inventions Agreement. As a condition of Employee's employment with the Company, Employee agrees to sign the Company's standard form of Proprietary Information and Inventions Agreement ("PIA"), which may be titled differently but which is an agreement designed to provide the Company with all appropriate and necessary protection for its intellectual property, including intellectual property invented by the Employee during the Term.

10. Successors and Assigns.

(a) Employee. This Agreement is a personal contract, and the rights and interests that the Agreement accords to Employee may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by him. All rights and benefits of Employee shall be for the sole personal benefit of Employee, and no other person shall acquire any right, title or interest under this Agreement by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against Employee. Except as so provided, this Agreement shall inure to the benefit of and be binding upon Employee and his personal representatives, beneficiaries, distributees and legatees.

(b) The Company. This Agreement shall be binding upon the Company and inure to the benefit of the Company and of its successors and assigns, including (but not limited to) any Company that may acquire all or substantially all of the Company's assets or business or into or with which the Company may be consolidated or merged. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, "successor" means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.

11. Entire Agreement. This Agreement (together with the equity award agreements referred to herein) represents the entire agreement between the parties concerning Employee's employment with the Company and supersedes all prior negotiations, discussions, understanding and agreements, whether written or oral, between Employee and the Company relating to the subject matter of this Agreement.

12. Amendment or Modification, Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing signed by Employee and by a duly authorized officer of the Company. No waiver by any party to this Agreement or any breach by another party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

13. Notices. Any notice to be given under this Agreement shall be in writing and delivered personally or sent by overnight courier or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below, or to such other address of which such party subsequently may give notice in writing:

If to Employee:	To the address specified in the payroll records of the Company.
If to the Company:	ZenVault Medical Corporation 450 East Happy Canyon Road Castle Rock, Colorado 80108

Any notice delivered personally or by overnight courier shall be deemed given on the date delivered and any notice sent by registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date mailed.

14. Severability. If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction or arbitrator acting pursuant to Section 19 below to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable shall not be affected, and each provision of this Agreement shall be validated and shall be enforced to the fullest extent permitted by law. If for any reason any provision of this Agreement containing restrictions is held to cover an area or to be for a length of time that is unreasonable or in any other way is construed to be too broad or to any extent invalid, such provision shall not be determined to be entirely null, void and of no effect; instead, it is the intention and desire of both the Company and Employee that, to the extent that the provision is or would be valid or enforceable under applicable law, any court of competent jurisdiction or arbitrator acting pursuant to Section 19 below shall construe and interpret or reform this Agreement to provide for a restriction having the maximum enforceable area, time period and such other constraints or conditions (although not greater than those contained currently contained in this Agreement) as shall be valid and enforceable under the applicable law.

15. Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

16. Headings. All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience of reference, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

17. Withholding Taxes. All salary, benefits, reimbursements and any other payments to Employee under this Agreement shall be subject to all applicable payroll and withholding taxes and deductions required by any law, rule or regulation of and federal, state or local authority.

18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together constitute one and same instrument. The parties agree that facsimile signatures shall have the same force and effect as original signatures.

19. Applicable Law; Arbitration. The validity, interpretation and enforcement of this Agreement and any amendments or modifications hereto shall be governed by the laws of the State of Colorado, as applied to a contract executed within and to be performed in such State. The parties agree that any disputes shall be definitively resolved by binding arbitration before the American Arbitration Association in Denver, Colorado in accordance with its rules of arbitration procedure then in effect. The parties consent to the jurisdiction to the federal courts of the District of Colorado or, if there shall be no jurisdiction, to the state courts located in Douglas County, Colorado, to enforce any arbitration award rendered with respect thereto. Each party shall choose one arbitrator and the two arbitrators shall choose a third arbitrator. All costs and fees related to such arbitration (and judicial enforcement proceedings, if any) shall be borne by the Company unless Employee's claim is deemed to be frivolous by the arbitrator(s) or judge.

20. Legal Fees and Representation. The Company shall pay the reasonable expenses of Employee's counsel. The Employee acknowledges and agrees that counsel to the Company is not representing the Employee in negotiating this Agreement, and that the Company has recommended that Employee retain his own individual counsel in connection with the negotiation and execution hereof.

21. Section 409A. Notwithstanding anything to the contrary in this Agreement, if Employee is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and the final regulations and any guidance promulgated thereunder ("Section 409A") at the time of Employee's termination (other than due to death), and the severance payable to Employee, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits which may be considered deferred compensation under Section 409A (together, the "Deferred Compensation Separation Benefits") will not and could not under any circumstances, regardless of when such termination occurs, be paid in full by March 15 of the year following Employee's termination, then only that portion of the Deferred Compensation Separation Benefits which do not exceed the Section 409A Limit (as defined below) may be made within the first six (6) months following Employee's termination of employment in accordance with the payment schedule applicable to each payment or benefit. For these purposes, each severance payment is hereby designated as a separate payment and will not collectively be treated as a single payment. Any portion of the Deferred Compensation Separation Benefits in excess of the Section 409A Limit shall accrue and, to the extent such portion of the Deferred Compensation Separation Benefits would otherwise have been payable within the first six (6) months following Employee's termination of employment, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Employee's termination. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Employee dies following his termination but prior to the six (6) month anniversary of his termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Employee's death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. The foregoing provision is intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Employee agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Employee under Section 409A. For purposes of this Agreement, "Section 409A Limit" will mean the lesser of two (2) times: (A) Employee's annualized compensation based upon the annual rate of pay paid to Employee during the Company's taxable year preceding the Company's taxable year of Employee's termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Employee's employment is terminated.

22. Application of Internal Revenue Code Section 280G. If any payment or benefit Employee would receive pursuant to a Change in Control from the Company or otherwise ("Payment") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then such Payment shall be equal to the Reduced Amount. The "Reduced Amount" shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Employee's receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the manner that results in the greatest economic benefit for Employee. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata.

In the event it is subsequently determined by the Internal Revenue Service that some portion of the Reduced Amount as determined pursuant to clause (x) in the preceding paragraph is subject to the Excise Tax, Employee agrees to promptly return to the Company a sufficient amount of the Payment so that no portion of the Reduced Amount is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount is determined pursuant to clause (y) in the preceding paragraph, Employee will have no obligation to return any portion of the Payment pursuant to the preceding sentence.

Unless Employee and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a regionally or nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to the Employee and the Company within fifteen (15) calendar days after the date on which Employee's right to a Payment is triggered (if requested at that time by the Employee or the Company) or such other time as requested by Employee or the Company.

23. Indemnification. As a condition to the effectiveness of this Agreement, the Company and Employee shall enter into a mutually acceptable indemnification agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ZENVAULT MEDICAL CORPORATION:

By: ______________________
Name: ALAN S. GIN
Chief Executive Officer

EMPLOYEE:

____
Name: JOHN C. BOTDORF

EXHIBIT A

Outside Activities

1. Serve on the Board of Directors of no more than two private or public companies whose business is not competitive with that of ZenVault Medical Corporation or ZeroNines Technology, Inc.
2. Serve as a consultant to no more than one private or public company whose business is not competitive with that of ZenVault Medical Corporation or ZeroNines Technology, Inc.

Note: Neither of the possible outside activities may interfere with employee's best efforts in meeting the responsibilities of Executive Chairman of ZenVault Medical Corporation.

EXHIBIT B

Terms of Compensation

Management milestones that affect cash bonuses

1. Obtaining sufficient financing for the Company to execute its business plan.
2. Assisting in launching completed EMS and Physician Modules for the portal.
3. Preparing a fiscal budget, obtaining Board approval for that budget and meeting the spending limitations of that budget
4. Obtaining the first strategic partner for ZenVault Medical Corporation and the receipt of material revenue by ZenVault Medical Corporation as a result of the relationship with the first strategic partner.
5. Securing additional strategic partners for ZenVault Medical Corporation as the portal's capabilities are enhanced, on licensing terms approved by the Board.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement"), is effective as of August 1, 2011 (the "Effective Date"), between ZenVault Medical Corporation, a Colorado corporation headquartered at 450 East Happy Canyon Road, Castle Rock, Colorado 80108, USA, hereinafter referred to as the "Company"), and Alan S. Gin ("Employee").

RECITALS

WHEREAS, the Company is a duly organized Colorado corporation, with its principal place of business within the State of Colorado, and is in the business of developing and marketing cloud-based storage of personal health information; and

WHEREAS, the Company desires assurance of the continued association and services of the Employee in order to continue to retain the Employee's experience, skills, abilities, background and knowledge, and is willing to continue to engage the Employee's services on the terms and conditions set forth in this Agreement; and

WHEREAS, Employee desires to be in the continued employ of the Company, and is willing to accept such continued employment on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree to the terms and conditions of this Agreement as follows:

1. Employment for Term. The Company hereby agrees to employ Employee and Employee hereby accepts such employment with the Company for the period of 36 months beginning on the Effective Date. The term of this Agreement (the "Term") shall continue until the termination of Employee's employment in accordance with the provisions of this Agreement. The termination of Employee's employment under this Agreement shall end the Term but shall not terminate Employee's or the Company's other obligations that are intended to survive the termination of this Agreement (including without limitation, the payments under Section 7 and 8 and Employee's obligations under Section 9).

2. Position and Duties. During the Term, Employee shall serve as Chief Executive Officer and a Director of the Company, perform such duties as are consistent with his position and report to the Board of Directors (the "Board") of the Company. During the Term, Employee shall also hold such additional positions and titles as the Board may determine from time to time. During the Term, Employee shall devote as much time as is necessary to satisfactorily perform his duties as the Chief Executive Officer of the Company. Without limitation of the foregoing, the Company hereby consents to Employee devoting a minimum of 13 hours per work week to the Company's business and affairs and affairs pending the Company obtaining additional material financing and to Employee's participation in those outside activities described on Exhibit A hereto. The Company and the Employee agree that the number of hours to be devoted by the Employee to the Company's business and affairs shall be adjusted upward to that number of hours mutually agreed upon by the Company and the Employee following the Company's receipt of financing of at least $1.5 million. The Employee may engage in any civic and not-for-profit activities so long as such activities do not materially interfere with the performance of his duties hereunder or present a conflict of interest with the Company. During the Term of this Agreement, Employee agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by the Employee to be adverse or antagonistic to the Company, its business or prospects, its financial position, or otherwise or in any company, person or entity that is, directly or indirectly, in competition with the business of the Company or any of its affiliates. The Company hereby agrees that Employee's investment in, participation in management and on the board of directors, and devotion of time to ZeroNines Technology, Inc. and its subsidiary do not present a conflict, adverse interest, or prohibited interest in a business that competes with the Company.

The Company shall nominate Employee, and use its best efforts to have Employee elected, to the Board throughout the Term of this Agreement and, subject to the fiduciary duties of the Board and the Nominating Committee (if any) to act in the best interests of the stockholders, shall include him in the management slate for election as a director at every stockholders meeting during the Term at which his term as a director would otherwise expire. Employee agrees to accept election, and to serve during the Term, as a director of the Company. On termination of Employee's employment, regardless of the reason for such termination, Employee shall immediately (and with

contemporaneous effect) resign any directorships, offices or other positions that Employee may hold in the Company or any subsidiary, unless otherwise agreed in writing by the parties.

3. Compensation.

(a) Base Salary. The Company shall not pay any base salary to the Employee until such time as the Company has closed on at least $400,000 in gross proceeds in the Company's offering of Series A Preferred Stock (the "Offering") described in the Form 1-A Offering Statement filed with the Securities and Exchange Commission ("SEC"). At such time as the Company has closed on at least $400,000 in gross proceeds from the Offering, the Company shall commence paying Employee a monthly base salary of $7,000, payable in accordance with the Company's regular pay cycle for officers (the "Base Salary"). At such time as the Company closes on gross proceeds of $1.5 million or more from the Offering, the Employee's Base Salary shall thereupon increase automatically to $13,000 per month, without additional action by the Board, payable as described above. Except as specifically otherwise provided herein, the Base Salary may be increased only by recommendation of the Board and ratified by a majority of the independent members of the Board. The Base Salary may be decreased if all executive officers' salaries are proportionately decreased due to capital constraints.

(b) Annual Review. The Base Salary shall be reviewed at the end of each calendar year (the first such review to occur in 2012).

(c) Equity Compensation. The parties acknowledge that prior to the execution of this Agreement, the Company granted initial equity compensation to Employee in the aggregate amount of 450,000 options to purchase shares of Company Common Stock. In addition, commencing January 1, 2011, the Company is granting the Employee monthly option grants of 15,000 stock options. All such options are fully vested on the date of grant. If any future option grants contain vesting criteria, the vesting of such options will be accelerated in the circumstances described in Section 8 of this Agreement.

(d) Other and Additional Compensation. Subsections (a) and (c) above establish Employee's compensation during the Term which shall not preclude the Board from awarding Employee a higher salary or any bonuses or stock options, restricted stock or other forms of additional equity awards in the discretion of the Board during the Term at any time. Commencing in 2012, the Employee shall be eligible for an annual discretionary bonus (hereinafter referred to as the "Bonus") with a target amount of 50 percent (50%) of the Base Salary, subject to standard deductions and withholdings, based on the Board's determination, in good faith, and based upon the Employee's individual achievement and company performance objectives as set by the Board or the Compensation Committee, if any, of whether the Employee has met such performance milestones as are established for the Employee by the Board or the Compensation Committee, in good faith, in consultation with the Employee (hereinafter referred to as the "Performance Milestones"). The Performance Milestones will be based on certain factors including, but not limited to, the Employee's performance and the Company's financial performance. The Employee's Bonus target will be reviewed annually and may be adjusted by the Board or the Compensation Committee in its discretion, provided however, that the Bonus target may only be reduced upon Employee's written consent. The Employee must be employed on the date the Bonus is awarded to be eligible for the Bonus, subject to the termination provisions hereof. Bonuses shall be paid during the calendar year following the calendar year for which such Bonus was earned.

4. Employee Benefits. During the Term, Employee shall be entitled to participate at the same level as other senior executive officers of the Company in any group insurance, hospitalization, medical, health and accident, disability, fringe benefit and tax-qualified retirement plans or programs of the Company now existing or hereafter established to the extent that he is eligible under the general provisions thereof. For the term of this Agreement, Employee shall be entitled to paid vacation at the rate of (4) weeks per annum. In accordance with Company policy, unused vacation may not be carried over from year to year.

5. Expenses. The Company shall reimburse Employee for actual, reasonable out-of-pocket expenses incurred by him in the performance of his services for the Company upon the receipt of appropriate documentation of such expenses which shall be submitted in such form, and with such supporting documentation, as called for or required by Company policy or the rules and regulations of the Internal Revenue Service.

6. Termination.

(a) General. The Term shall end immediately upon Employee's death. Employee's employment may also be terminated by the Company with or without Cause, or as a result of Employee's Disability as defined in Section 7, or by Employee with or without Good Reason (as such terms are defined below).

(b) Notice of Termination. Either party shall give written notice of termination to the other party.

(c) Notification of New Employer. In the event that Employee leaves the employ of the Company, Employee grants consent to notification by the Company to Employee's new employer about his rights and obligations under this Agreement and the PIA (hereinafter defined).

7. Severance Benefits.

(a) Cause Defined. "Cause" means (i) willful malfeasance or willful misconduct by Employee in connection with his employment; (ii) Employee's gross negligence in performing any of his duties under this Agreement; (iii) Employee's conviction of, or entry of a plea of guilty to, or entry of a plea of nolo contendre with respect to, any crime other than a traffic violation or infraction which is a misdemeanor; (iv) Employee's willful and deliberate violation of a Company policy, (v) Employee's unintended but material breach of any written policy applicable to all employees adopted by the Company which is not cured to the reasonable satisfaction of the Board within thirty (30) business days after notice thereof; (vi) the Employee's unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party as to which the Employee owes an obligation of nondisclosure as a result of the Employee's relationship with the Company, (vii) the Employee's willful and deliberate breach of his obligations under this Agreement, or (viii) any other material breach by Employee of any of his obligations in this Agreement which is not cured to the reasonable satisfaction of the Board within thirty (30) business days after notice thereof.

(b) Disability Defined. "Disability" shall mean (i) Employee's incapacity due to a physical or mental condition and, if reasonable accommodation is required by law, after any reasonable accommodation, that results in Employee being substantially unable to perform his duties hereunder for six consecutive months (or for six months out of any nine month period) or (ii) a qualified independent physician mutually acceptable to the Company and Employee determines that Employee is incapacitated due to a physical or mental condition and, if reasonable accommodation is required by law, after any reasonable accommodation so as to be unable to regularly perform the duties of his position and such condition is expected to be of a permanent or near-permanent duration. Until such time as Employee is terminated for Disability under this paragraph (b), Employee shall continue to receive his Base Salary hereunder, provided that if the Company provides Employee with disability insurance coverage, payments of Employee's Base Salary shall be reduced by the amount of any disability insurance payments received by Employee due to such coverage. The Company shall give Employee written notice of termination due to Disability which shall take effect sixty (60) days after the date it is sent to Employee unless Employee shall have returned to the performance of his duties hereunder during such sixty (60) day period (whereupon such notice shall become void). In the event that the Company terminates Employee's employment as a result of his Disability, Employee shall be entitled to the same benefits as if his employment had been terminated by the Company without Cause.

(c) Good Reason Defined. For purposes of this Agreement, "Good Reason" shall mean, without Employee's written consent: (i) there is a material reduction of the level of Employee's compensation (excluding any bonuses) (except where there is a general reduction applicable to the management team generally), (ii) there is a material reduction in Employee's overall responsibilities or authority, or scope of duties (it being understood that the occurrence of a Change in Control shall not, by itself, necessarily constitute a reduction in Employee's responsibilities or authority); or (iii) there is a material change in the principal geographic location at which Employee must perform his services (it being understood that the relocation of Employee to a facility or a location within forty (40) miles of the city limits of Foster City, California shall not be deemed material for purposes of this Agreement). No event shall be deemed to be "Good Reason" if the Company has cured the event (if susceptible to cure) within 30 days of receipt of written notice from Employee specifying the event or events which, absent cure, would constitute "Good Reason."

(d) Accrued Compensation Defined. Accrued Compensation shall mean an amount which shall include all amounts earned or accrued by Employee through the date of termination of this Agreement but not paid as of such date, including (i) Base Salary, (ii) reimbursement for business expenses incurred by the Employee on behalf of the Company, pursuant to the Company's expense reimbursement policy in effect at such time, (iii) any expense allowance pursuant to Company policy, (iv) accrued but unused vacation pay per Company policy, and (v) bonuses and incentive compensation earned and awarded prior to the date of termination. Accrued Compensation shall be paid on the first regular pay date after the date of termination (or earlier, if required by applicable law).

(e) Termination.

(i) Cause; Without Good Reason; Death. If the Company ends the Term for Cause, if Employee resigns as an employee of the Company for reasons other than an event of Good Reason, or the Employee dies, then the Company shall pay to Employee the Accrued Compensation but shall have no obligation to pay Employee any amount, whether for salary, benefits, bonuses, or other compensation or expense reimbursements of any kind, accruing after the end of the Term, and such rights shall, except as otherwise required by law or pursuant to the applicable award agreement or plan, be forfeited immediately upon the end of the Term. For the sake of clarity, any stock options, restricted stock or other equity compensation shall, to the extent vested on the date of resignation without Good Reason, the date the Company ends the Term for Cause, or the date of Employee's death, remain outstanding and exercisable to the extent provided in the applicable award agreement or plan, by the Employee or his personal representative or executor.

(ii) Without Cause; Good Reason. In the event that the Company terminates Employee's employment hereunder without Cause or the Employee terminates his employment with Good Reason, he shall be entitled to the Accrued Compensation and a severance payment equal to four (4) months' salary, calculated using the monthly salary being paid to the Employee as of the month immediately prior to the date of termination without Cause or with Good Reason. Commencing on the date the Company's securities are publicly traded on a national securities exchange, as defined in Section 6 of the Securities Exchange Act of 1934, if the Company thereafter terminates Employee's employment hereunder without Cause or the Employee terminates his employment with Good Reason, he shall be entitled to the Accrued Compensation and a severance payment equal to nine (9) months' salary (in lieu of the four (4) months described above, and not in addition thereto), calculated using the monthly salary being paid to the Employee as of the month immediately prior to the date of termination without Cause or with Good Reason.

(iii) On Change of Control. Subject to Section 21 and 22 below, in the event that the Company terminates the Employee within 12 months of a Change in Control, or the Employee resigns within six months of a Change in Control, the Employee shall be entitled to:

(A) A lump sum payment equal to two times his Base Salary in effect at the date of termination, less applicable withholding.

(B) Continued participation (via state or federal insurance continuation laws such as COBRA, to the extent available) in the health and welfare plans (or comparable plans, if continued participation in the Company's plans is not available) provided by the Company to Employee at the time of termination for a period of two years from the date of termination or, if earlier, until he is eligible for comparable coverage with a subsequent employer. The Company agrees to reimburse the payments Employee makes for such coverage, whether via continuation or separate comparable policy. Premium reimbursements shall be made by the Company to Employee consistent with the Company's normal expense reimbursement policy, provided that Employee submits documentation to the Company substantiating his payments for insurance coverage. Employee shall give the Company prompt notice of his eligibility for comparable coverage.

(C) All vested stock options shall remain exercisable from the date of termination until the expiration date of the applicable award. So long as the Section 8 below does not apply, then all options which are unvested at the date of termination Without Cause or for Good Reason shall be accelerated as of the date of termination such that the number of option shares equal to $^{1}/36^{th}$ the number of option shares multiplied by the number of full months of Employee's employment hereunder shall be deemed vested and immediately exercisable by the Employee. Any unvested options over and above the foregoing shall be cancelled and of no further force or effect, and shall not be exercisable by the Employee.

(D) Any severance payments and/or other separation benefits contemplated by this Agreement are conditional on Employee: (i) continuing to comply with the terms of this Agreement and the PIA (as defined herein); (ii) delivering prior to or contemporaneously with any such severance payments, and not revoking, (x) a customary general release of claims relating to Employee's employment and/or this Agreement against the Company or its successor, its subsidiaries and their respective directors, officers and stockholders, and (y) a customary affirmation of Employee's continuing obligations hereunder and under the PIA.

Unless otherwise required by law, no severance payments and/or benefits under this Agreement will be paid and/or provided until after the expiration of any relevant revocation period applicable to the Employee.

8. Change in Control Payments. The provisions of this paragraph 8 set forth the terms of an agreement reached between Employee and the Company regarding Employee's rights and obligations upon the occurrence of a "Change in Control" (as hereinafter defined) of the Company during the Term. These provisions are intended to assure and encourage in advance Employee's continued attention and dedication to his assigned duties and his objectivity during the pendency and after the occurrence of any such Change in Control. The following provisions shall apply in the event of a Change in Control, in addition to any payment or benefit that may be required pursuant to Section 7.

(a) Equity. Upon the occurrence of a Change in Control, all stock options, restricted stock and other stock-based grants to Employee by the Company or that may be granted in the future shall, irrespective of any provisions of his award agreements, immediately and irrevocably vest and become exercisable and any restrictions thereon shall lapse. All stock options shall remain exercisable from the date of the Change in Control until the expiration of the term of such stock options.

(b) Definitions. For purposes of this paragraph 8, the following terms shall have the following meanings:

"Change in Control" shall mean any of the following:

(1) the acquisition by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (the "Acquiring Person"), other than the Company, or any of its Subsidiaries, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power or economic interests of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (excluding any issuance of securities by the Company in a transaction or series of transactions made principally for bona fide equity financing purposes); or

(2) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any issuance of securities by the Company in a transaction or series of transactions made principally for bona fide equity financing purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); or

(3) the sale or other disposition of all or substantially all of the assets of the Company in one transaction or series of related transactions.

9. Proprietary Information and Inventions Agreement. As a condition of Employee's employment with the Company, Employee agrees to sign the Company's standard form of Proprietary Information and Inventions Agreement ("PIA"), which may be titled differently but which is an agreement designed to provide the Company with all appropriate and necessary protection for its intellectual property, including intellectual property invented by the Employee during the Term.

10. Successors and Assigns.

(a) Employee. This Agreement is a personal contract, and the rights and interests that the Agreement accords to Employee may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by him. All rights and benefits of Employee shall be for the sole personal benefit of Employee, and no other person shall acquire any right, title or interest under this Agreement by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against Employee. Except as so provided, this Agreement shall inure to the benefit of and be binding upon Employee and his personal representatives, beneficiaries, distributees and legatees.

(b) The Company. This Agreement shall be binding upon the Company and inure to the benefit of the Company and of its successors and assigns, including (but not limited to) any Company that may acquire all or substantially all of the Company's assets or business or into or with which the Company may be consolidated or merged. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, "successor" means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.

11. Entire Agreement. This Agreement (together with the equity award agreements referred to herein) represents the entire agreement between the parties concerning Employee's employment with the Company and supersedes all prior negotiations, discussions, understanding and agreements, whether written or oral, between Employee and the Company relating to the subject matter of this Agreement.

12. Amendment or Modification, Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing signed by Employee and by a duly authorized officer of the Company. No waiver by any party to this Agreement or any breach by another party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

13. Notices. Any notice to be given under this Agreement shall be in writing and delivered personally or sent by overnight courier or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below, or to such other address of which such party subsequently may give notice in writing:

If to Employee:	To the address specified in the payroll records of the Company.
If to the Company:	ZenVault Medical Corporation 450 East Happy Canyon Road Castle Rock, Colorado 80108

Any notice delivered personally or by overnight courier shall be deemed given on the date delivered and any notice sent by registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date mailed.

14. Severability. If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction or arbitrator acting pursuant to Section 19 below to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable shall not be affected, and each provision of this Agreement shall be validated and shall be enforced to the fullest extent permitted by law. If for any reason any provision of this Agreement containing restrictions is held to cover an area or to be for a length of time that is unreasonable or in any other way is construed to be too broad or to any extent invalid, such provision shall not be determined to be entirely null, void and of no effect; instead, it is the intention and desire of both the Company and Employee that, to the extent that the provision is or would be valid or enforceable under applicable law, any court of competent jurisdiction or arbitrator acting pursuant to Section 19 below shall construe and interpret or reform this Agreement to provide for a restriction having the maximum enforceable area, time period and such other constraints or conditions (although not greater than those contained currently contained in this Agreement) as shall be valid and enforceable under the applicable law.

15. Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

16. Headings. All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience of reference, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

17. Withholding Taxes. All salary, benefits, reimbursements and any other payments to Employee under this Agreement shall be subject to all applicable payroll and withholding taxes and deductions required by any law, rule or regulation of and federal, state or local authority.

18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together constitute one and same instrument. The parties agree that facsimile signatures shall have the same force and effect as original signatures.

19. Applicable Law; Arbitration. The validity, interpretation and enforcement of this Agreement and any amendments or modifications hereto shall be governed by the laws of the State of Colorado, as applied to a contract executed within and to be performed in such State. The parties agree that any disputes shall be definitively resolved by binding arbitration before the American Arbitration Association in Denver, Colorado in accordance with its rules of arbitration procedure then in effect. The parties consent to the jurisdiction to the federal courts of the District of Colorado or, if there shall be no jurisdiction, to the state courts located in Douglas County, Colorado, to enforce any arbitration award rendered with respect thereto. Each party shall choose one arbitrator and the two arbitrators shall choose a third arbitrator. All costs and fees related to such arbitration (and judicial enforcement proceedings, if any) shall be borne by the Company unless Employee's claim is deemed to be frivolous by the arbitrator(s) or judge.

20. Legal Fees and Representation. The Company shall pay the reasonable expenses of Employee's counsel. The Employee acknowledges and agrees that counsel to the Company is not representing the Employee in negotiating this Agreement, and that the Company has recommended that Employee retain his own individual counsel in connection with the negotiation and execution hereof.

21. Section 409A. Notwithstanding anything to the contrary in this Agreement, if Employee is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and the final regulations and any guidance promulgated thereunder ("Section 409A") at the time of Employee's termination (other than due to death), and the severance payable to Employee, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits which may be considered deferred compensation under Section 409A (together, the "Deferred Compensation Separation Benefits") will not and could not under any circumstances, regardless of when such termination occurs, be paid in full by March 15 of the year following Employee's termination, then only that portion of the Deferred Compensation Separation Benefits which do not exceed the Section 409A Limit (as defined below) may be made within the first six (6) months following Employee's termination of employment in accordance with the payment schedule applicable to each payment or benefit. For these purposes, each severance payment is hereby designated as a separate payment and will not collectively be treated as a single payment. Any portion of the Deferred Compensation Separation Benefits in excess of the Section 409A Limit shall accrue and, to the extent such portion of the Deferred Compensation Separation Benefits would otherwise have been payable within the first six (6) months following Employee's termination of employment, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Employee's termination. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Employee dies following his termination but prior to the six (6) month anniversary of his termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Employee's death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. The foregoing provision is intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Employee agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Employee under Section 409A. For purposes of this Agreement, "Section 409A Limit" will mean the lesser of two (2) times: (A) Employee's annualized compensation based upon the annual rate of pay paid to Employee during the Company's taxable year preceding the Company's taxable year of Employee's termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Employee's employment is terminated.

22. Application of Internal Revenue Code Section 280G. If any payment or benefit Employee would receive pursuant to a Change in Control from the Company or otherwise ("Payment") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then such Payment shall be equal to the Reduced Amount. The "Reduced Amount" shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Employee's receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the manner that results in the greatest economic benefit for Employee. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata.

In the event it is subsequently determined by the Internal Revenue Service that some portion of the Reduced Amount as determined pursuant to clause (x) in the preceding paragraph is subject to the Excise Tax, Employee agrees to promptly return to the Company a sufficient amount of the Payment so that no portion of the Reduced Amount is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount is determined pursuant to clause (y) in the preceding paragraph, Employee will have no obligation to return any portion of the Payment pursuant to the preceding sentence.

Unless Employee and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a regionally or nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to the Employee and the Company within fifteen (15) calendar days after the date on which Employee's right to a Payment is triggered (if requested at that time by the Employee or the Company) or such other time as requested by Employee or the Company.

23. Indemnification. As a condition to the effectiveness of this Agreement, the Company and Employee shall enter into a mutually acceptable indemnification agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ZENVAULT MEDICAL CORPORATION:	**EMPLOYEE:**
By: _______________	_______________
Name: JOHN C. BOTDORF	Name: ALAN S. GIN
Executive Chairman	

EXHIBIT A

Outside Activities

1. Serve on the Board of Directors of no more than two private or public companies whose business is not competitive with that of ZenVault Medical Corporation or ZeroNines Technology, Inc.
2. Serve as a consultant to no more than one private or public company whose business is not competitive with that of ZenVault Medical Corporation or ZeroNines Technology, Inc.

Note: Neither of the possible outside activities may interfere with employee's best efforts in meeting the responsibilities of Chief Executive Officer of ZenVault Medical Corporation.

EXHIBIT B

Terms of Compensation

Management milestones that affect cash bonuses

1. Assisting in obtaining sufficient financing for the Company to execute its business plan.
2. Launching completed EMS and Physician Modules for the portal.
3. Preparing a fiscal budget, obtaining Board approval for that budget and meeting the spending limitations of that budget
4. Obtaining the first strategic partner for ZenVault Medical Corporation and the receipt of material revenue by ZenVault Medical Corporation as a result of the relationship with the first strategic partner.
5. Securing additional strategic partners for ZenVault Medical Corporation as the portal's capabilities are enhanced, on licensing terms approved by the Board.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement"), is effective as of August 1, 2011 (the "Effective Date"), between ZenVault Medical Corporation, a Colorado corporation headquartered at 450 East Happy Canyon Road, Castle Rock, Colorado 80108, USA, hereinafter referred to as the "Company"), and Keith T. Fukuhara ("Employee").

RECITALS

WHEREAS, the Company is a duly organized Colorado corporation, with its principal place of business within the State of Colorado, and is in the business of developing and marketing cloud-based storage of personal health information; and

WHEREAS, the Company desires assurance of the continued association and services of the Employee in order to continue to retain the Employee's experience, skills, abilities, background and knowledge, and is willing to continue to engage the Employee's services on the terms and conditions set forth in this Agreement; and

WHEREAS, Employee desires to be in the continued employ of the Company, and is willing to accept such continued employment on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree to the terms and conditions of this Agreement as follows:

1. Employment for Term. The Company hereby agrees to employ Employee and Employee hereby accepts such employment with the Company for the period of 36 months beginning on the Effective Date. The term of this Agreement (the "Term") shall continue until the termination of Employee's employment in accordance with the provisions of this Agreement. The termination of Employee's employment under this Agreement shall end the Term but shall not terminate Employee's or the Company's other obligations that are intended to survive the termination of this Agreement (including without limitation, the payments under Section 7 and 8 and Employee's obligations under Section 9).

2. Position and Duties. During the Term, Employee shall serve as Chief Technology Officer of the Company, perform such duties as are consistent with his position and report to the Board of Directors (the "Board") and the Chief Executive Officer of the Company. During the Term, Employee shall also hold such additional positions and titles as the Board may determine from time to time. During the Term, Employee shall devote as much time as is necessary to satisfactorily perform his duties as the Chief Technology Officer of the Company. Without limitation of the foregoing, the Company hereby consents to Employee devoting a minimum of 13 hours per work week to the Company's business and affairs and affairs pending the Company obtaining additional material financing and to Employee's participation in those outside activities described on Exhibit A hereto. The Company and the Employee agree that the number of hours to be devoted by the Employee to the Company's business and affairs shall be adjusted upward to that number of hours mutually agreed upon by the Company and the Employee following the Company's receipt of financing of at least $1.5 million. The Employee may engage in any civic and not-for-profit activities so long as such activities do not materially interfere with the performance of his duties hereunder or present a conflict of interest with the Company. During the Term of this Agreement, Employee agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by the Employee to be adverse or antagonistic to the Company, its business or prospects, its financial position, or otherwise or in any company, person or entity that is, directly or indirectly, in competition with the business of the Company or any of its affiliates. The Company hereby agrees that Employee's investment in, participation in management and on the board of directors, and devotion of time to ZeroNines Technology, Inc. and its subsidiary do not present a conflict, adverse interest, or prohibited interest in a business that competes with the Company.

On termination of Employee's employment, regardless of the reason for such termination, Employee shall immediately (and with contemporaneous effect) resign any directorships, offices or other positions that Employee may hold in the Company or any subsidiary, unless otherwise agreed in writing by the parties.

3. Compensation.

(a) Base Salary. The Company shall not pay any base salary to the Employee until such time as the Company has closed on at least $400,000 in gross proceeds in the Company's offering of Series A Preferred Stock (the "Offering") described in the Form 1-A Offering Statement filed with the Securities and Exchange Commission ("SEC"). At such time as the Company has closed on at least $400,000 in gross proceeds from the Offering, the Company shall commence paying Employee a monthly base salary of $7,000, payable in accordance with the Company's regular pay cycle for officers (the "Base Salary"). At such time as the Company closes on gross proceeds of $1.5 million or more from the Offering, the Employee's Base Salary shall thereupon increase automatically to $13,000 per month, without additional action by the Board, payable as described above. Except as specifically otherwise provided herein, the Base Salary may be increased only by recommendation of the Board and ratified by a majority of the independent members of the Board. The Base Salary may be decreased if all executive officers' salaries are proportionately decreased due to capital constraints.

(b) Annual Review. The Base Salary shall be reviewed at the end of each calendar year (the first such review to occur in 2012).

(c) Equity Compensation. The parties acknowledge that prior to the execution of this Agreement, the Company granted initial equity compensation to Employee in the aggregate amount of 450,000 options to purchase shares of Company Common Stock. In addition, commencing January 1, 2011, the Company is granting the Employee monthly option grants of 15,000 stock options. All such options are fully vested on the date of grant. If any future option grants contain vesting criteria, the vesting of such options will be accelerated in the circumstances described in Section 8 of this Agreement.

(d) Other and Additional Compensation. Subsections (a) and (c) above establish Employee's compensation during the Term which shall not preclude the Board from awarding Employee a higher salary or any bonuses or stock options, restricted stock or other forms of additional equity awards in the discretion of the Board during the Term at any time. Commencing in 2012, the Employee shall be eligible for an annual discretionary bonus (hereinafter referred to as the "Bonus") with a target amount of 50 percent (50%) of the Base Salary, subject to standard deductions and withholdings, based on the Board's determination, in good faith, and based upon the Employee's individual achievement and company performance objectives as set by the Board or the Compensation Committee, if any, of whether the Employee has met such performance milestones as are established for the Employee by the Board or the Compensation Committee, in good faith, in consultation with the Employee (hereinafter referred to as the "Performance Milestones"). The Performance Milestones will be based on certain factors including, but not limited to, the Employee's performance and the Company's financial performance. The Employee's Bonus target will be reviewed annually and may be adjusted by the Board or the Compensation Committee in its discretion, provided however, that the Bonus target may only be reduced upon Employee's written consent. The Employee must be employed on the date the Bonus is awarded to be eligible for the Bonus, subject to the termination provisions hereof. Bonuses shall be paid during the calendar year following the calendar year for which such Bonus was earned.

4. Employee Benefits. During the Term, Employee shall be entitled to participate at the same level as other senior executive officers of the Company in any group insurance, hospitalization, medical, health and accident, disability, fringe benefit and tax-qualified retirement plans or programs of the Company now existing or hereafter established to the extent that he is eligible under the general provisions thereof. For the term of this Agreement, Employee shall be entitled to paid vacation at the rate of (4) weeks per annum. In accordance with Company policy, unused vacation may not be carried over from year to year.

5. Expenses. The Company shall reimburse Employee for actual, reasonable out-of-pocket expenses incurred by him in the performance of his services for the Company upon the receipt of appropriate documentation of such expenses which shall be submitted in such form, and with such supporting documentation, as called for or required by Company policy or the rules and regulations of the Internal Revenue Service.

6. Termination.

(a) General. The Term shall end immediately upon Employee's death. Employee's employment may also be terminated by the Company with or without Cause, or as a result of Employee's Disability as defined in Section 7, or by Employee with or without Good Reason (as such terms are defined below).

(b) Notice of Termination. Either party shall give written notice of termination to the other party.

(c) Notification of New Employer. In the event that Employee leaves the employ of the Company, Employee grants consent to notification by the Company to Employee's new employer about his rights and obligations under this Agreement and the PIA (hereinafter defined).

7. Severance Benefits.

(a) Cause Defined. "Cause" means (i) willful malfeasance or willful misconduct by Employee in connection with his employment; (ii) Employee's gross negligence in performing any of his duties under this Agreement; (iii) Employee's conviction of, or entry of a plea of guilty to, or entry of a plea of nolo contendre with respect to, any crime other than a traffic violation or infraction which is a misdemeanor; (iv) Employee's willful and deliberate violation of a Company policy, (v) Employee's unintended but material breach of any written policy applicable to all employees adopted by the Company which is not cured to the reasonable satisfaction of the Board within thirty (30) business days after notice thereof; (vi) the Employee's unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party as to which the Employee owes an obligation of nondisclosure as a result of the Employee's relationship with the Company, (vii) the Employee's willful and deliberate breach of his obligations under this Agreement, or (viii) any other material breach by Employee of any of his obligations in this Agreement which is not cured to the reasonable satisfaction of the Board within thirty (30) business days after notice thereof.

(b) Disability Defined. "Disability" shall mean (i) Employee's incapacity due to a physical or mental condition and, if reasonable accommodation is required by law, after any reasonable accommodation, that results in Employee being substantially unable to perform his duties hereunder for six consecutive months (or for six months out of any nine month period) or (ii) a qualified independent physician mutually acceptable to the Company and Employee determines that Employee is incapacitated due to a physical or mental condition and, if reasonable accommodation is required by law, after any reasonable accommodation so as to be unable to regularly perform the duties of his position and such condition is expected to be of a permanent or near-permanent duration. Until such time as Employee is terminated for Disability under this paragraph (b), Employee shall continue to receive his Base Salary hereunder, provided that if the Company provides Employee with disability insurance coverage, payments of Employee's Base Salary shall be reduced by the amount of any disability insurance payments received by Employee due to such coverage. The Company shall give Employee written notice of termination due to Disability which shall take effect sixty (60) days after the date it is sent to Employee unless Employee shall have returned to the performance of his duties hereunder during such sixty (60) day period (whereupon such notice shall become void). In the event that the Company terminates Employee's employment as a result of his Disability, Employee shall be entitled to the same benefits as if his employment had been terminated by the Company without Cause.

(c) Good Reason Defined. For purposes of this Agreement, "Good Reason" shall mean, without Employee's written consent: (i) there is a material reduction of the level of Employee's compensation (excluding any bonuses) (except where there is a general reduction applicable to the management team generally), (ii) there is a material reduction in Employee's overall responsibilities or authority, or scope of duties (it being understood that the occurrence of a Change in Control shall not, by itself, necessarily constitute a reduction in Employee's responsibilities or authority); or (iii) there is a material change in the principal geographic location at which Employee must perform his services (it being understood that the relocation of Employee to a facility or a location within fifty (50) miles of the city limits of Belmont, California shall not be deemed material for purposes of this Agreement). No event shall be deemed to be "Good Reason" if the Company has cured the event (if susceptible to cure) within 30 days of receipt of written notice from Employee specifying the event or events which, absent cure, would constitute "Good Reason."

(d) Accrued Compensation Defined. Accrued Compensation shall mean an amount which shall include all amounts earned or accrued by Employee through the date of termination of this Agreement but not paid as of such date, including (i) Base Salary, (ii) reimbursement for business expenses incurred by the Employee on behalf of the Company, pursuant to the Company's expense reimbursement policy in effect at such time, (iii) any expense allowance pursuant to Company policy, (iv) accrued but unused vacation pay per Company policy, and (v) bonuses and incentive compensation earned and awarded prior to the date of termination. Accrued Compensation shall be paid on the first regular pay date after the date of termination (or earlier, if required by applicable law).

(e) Termination.

(i) Cause; Without Good Reason; Death. If the Company ends the Term for Cause, if Employee resigns as an employee of the Company for reasons other than an event of Good Reason, or the Employee dies, then the Company shall pay to Employee the Accrued Compensation but shall have no obligation to pay Employee any amount, whether for salary, benefits, bonuses, or other compensation or expense reimbursements of any kind, accruing after the end of the Term, and such rights shall, except as otherwise required by law or pursuant to the applicable award agreement or plan, be forfeited immediately upon the end of the Term. For the sake of clarity, any stock options, restricted stock or other equity compensation shall, to the extent vested on the date of resignation without Good Reason, the date the Company ends the Term for Cause, or the date of Employee's death, remain outstanding and exercisable to the extent provided in the applicable award agreement or plan, by the Employee or his personal representative or executor.

(ii) Without Cause; Good Reason. In the event that the Company terminates Employee's employment hereunder without Cause or the Employee terminates his employment with Good Reason, he shall be entitled to the Accrued Compensation and a severance payment equal to four (4) months' salary, calculated using the monthly salary being paid to the Employee as of the month immediately prior to the date of termination without Cause or with Good Reason. Commencing on the date the Company's securities are publicly traded on a national securities exchange, as defined in Section 6 of the Securities Exchange Act of 1934, if the Company thereafter terminates Employee's employment hereunder without Cause or the Employee terminates his employment with Good Reason, he shall be entitled to the Accrued Compensation and a severance payment equal to nine (9) months' salary (in lieu of the four (4) months described above, and not in addition thereto), calculated using the monthly salary being paid to the Employee as of the month immediately prior to the date of termination without Cause or with Good Reason.

(iii) On Change of Control. Subject to Section 21 and 22 below, in the event that the Company terminates the Employee within 12 months of a Change in Control, or the Employee resigns within six months of a Change in Control, the Employee shall be entitled to:

(A) A lump sum payment equal to two times his Base Salary in effect at the date of termination, less applicable withholding.

(B) Continued participation (via state or federal insurance continuation laws such as COBRA, to the extent available) in the health and welfare plans (or comparable plans, if continued participation in the Company's plans is not available) provided by the Company to Employee at the time of termination for a period of two years from the date of termination or, if earlier, until he is eligible for comparable coverage with a subsequent employer. The Company agrees to reimburse the payments Employee makes for such coverage, whether via continuation or separate comparable policy. Premium reimbursements shall be made by the Company to Employee consistent with the Company's normal expense reimbursement policy, provided that Employee submits documentation to the Company substantiating his payments for insurance coverage. Employee shall give the Company prompt notice of his eligibility for comparable coverage.

(C) All vested stock options shall remain exercisable from the date of termination until the expiration date of the applicable award. So long as the Section 8 below does not apply, then all options which are unvested at the date of termination Without Cause or for Good Reason shall be accelerated as of the date of termination such that the number of option shares equal to $^{1}/36^{th}$ the number of option shares multiplied by the number of full months of Employee's employment hereunder shall be deemed vested and immediately exercisable by the Employee. Any unvested options over and above the foregoing shall be cancelled and of no further force or effect, and shall not be exercisable by the Employee.

(D) Any severance payments and/or other separation benefits contemplated by this Agreement are conditional on Employee: (i) continuing to comply with the terms of this Agreement and the PIA (as defined herein); (ii) delivering prior to or contemporaneously with any such severance payments, and not revoking, (x) a customary general release of claims relating to Employee's employment and/or this Agreement against the Company or its successor, its subsidiaries and their respective directors, officers and stockholders, and (y) a customary affirmation of Employee's continuing obligations hereunder and under the PIA.

Unless otherwise required by law, no severance payments and/or benefits under this Agreement will be paid and/or provided until after the expiration of any relevant revocation period applicable to the Employee.

8. Change in Control Payments. The provisions of this paragraph 8 set forth the terms of an agreement reached between Employee and the Company regarding Employee's rights and obligations upon the occurrence of a "Change in Control" (as hereinafter defined) of the Company during the Term. These provisions are intended to assure and encourage in advance Employee's continued attention and dedication to his assigned duties and his objectivity during the pendency and after the occurrence of any such Change in Control. The following provisions shall apply in the event of a Change in Control, in addition to any payment or benefit that may be required pursuant to Section 7.

(a) Equity. Upon the occurrence of a Change in Control, all stock options, restricted stock and other stock-based grants to Employee by the Company or that may be granted in the future shall, irrespective of any provisions of his award agreements, immediately and irrevocably vest and become exercisable and any restrictions thereon shall lapse. All stock options shall remain exercisable from the date of the Change in Control until the expiration of the term of such stock options.

(b) Definitions. For purposes of this paragraph 8, the following terms shall have the following meanings:

"Change in Control" shall mean any of the following:

(1) the acquisition by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (the "Acquiring Person"), other than the Company, or any of its Subsidiaries, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power or economic interests of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (excluding any issuance of securities by the Company in a transaction or series of transactions made principally for bona fide equity financing purposes); or

(2) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any issuance of securities by the Company in a transaction or series of transactions made principally for bona fide equity financing purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); or

(3) the sale or other disposition of all or substantially all of the assets of the Company in one transaction or series of related transactions.

9. Proprietary Information and Inventions Agreement. As a condition of Employee's employment with the Company, Employee agrees to sign the Company's standard form of Proprietary Information and Inventions Agreement ("PIA"), which may be titled differently but which is an agreement designed to provide the Company with all appropriate and necessary protection for its intellectual property, including intellectual property invented by the Employee during the Term.

10. Successors and Assigns.

(a) Employee. This Agreement is a personal contract, and the rights and interests that the Agreement accords to Employee may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by him. All rights and benefits of Employee shall be for the sole personal benefit of Employee, and no other person shall acquire any right, title or interest under this Agreement by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against Employee. Except as so provided, this Agreement shall inure to the benefit of and be binding upon Employee and his personal representatives, beneficiaries, distributees and legatees.

(b) The Company. This Agreement shall be binding upon the Company and inure to the benefit of the Company and of its successors and assigns, including (but not limited to) any Company that may acquire all or substantially all of the Company's assets or business or into or with which the Company may be consolidated or merged. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, "successor" means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.

11. Entire Agreement. This Agreement (together with the equity award agreements referred to herein) represents the entire agreement between the parties concerning Employee's employment with the Company and supersedes all prior negotiations, discussions, understanding and agreements, whether written or oral, between Employee and the Company relating to the subject matter of this Agreement.

12. Amendment or Modification, Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing signed by Employee and by a duly authorized officer of the Company. No waiver by any party to this Agreement or any breach by another party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

13. Notices. Any notice to be given under this Agreement shall be in writing and delivered personally or sent by overnight courier or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below, or to such other address of which such party subsequently may give notice in writing:

If to Employee:	To the address specified in the payroll records of the Company.
If to the Company:	ZenVault Medical Corporation 450 East Happy Canyon Road Castle Rock, Colorado 80108

Any notice delivered personally or by overnight courier shall be deemed given on the date delivered and any notice sent by registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date mailed.

14. Severability. If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction or arbitrator acting pursuant to Section 19 below to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable shall not be affected, and each provision of this Agreement shall be validated and shall be enforced to the fullest extent permitted by law. If for any reason any provision of this Agreement containing restrictions is held to cover an area or to be for a length of time that is unreasonable or in any other way is construed to be too broad or to any extent invalid, such provision shall not be determined to be entirely null, void and of no effect; instead, it is the intention and desire of both the Company and Employee that, to the extent that the provision is or would be valid or enforceable under applicable law, any court of competent jurisdiction or arbitrator acting pursuant to Section 19 below shall construe and interpret or reform this Agreement to provide for a restriction having the maximum enforceable area, time period and such other constraints or conditions (although not greater than those contained currently contained in this Agreement) as shall be valid and enforceable under the applicable law.

15. Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

16. Headings. All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience of reference, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

17. Withholding Taxes. All salary, benefits, reimbursements and any other payments to Employee under this Agreement shall be subject to all applicable payroll and withholding taxes and deductions required by any law, rule or regulation of and federal, state or local authority.

18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together constitute one and same instrument. The parties agree that facsimile signatures shall have the same force and effect as original signatures.

19. Applicable Law; Arbitration. The validity, interpretation and enforcement of this Agreement and any amendments or modifications hereto shall be governed by the laws of the State of Colorado, as applied to a contract executed within and to be performed in such State. The parties agree that any disputes shall be definitively resolved by binding arbitration before the American Arbitration Association in Denver, Colorado in accordance with its rules of arbitration procedure then in effect. The parties consent to the jurisdiction to the federal courts of the District of Colorado or, if there shall be no jurisdiction, to the state courts located in Douglas County, Colorado, to enforce any arbitration award rendered with respect thereto. Each party shall choose one arbitrator and the two arbitrators shall choose a third arbitrator. All costs and fees related to such arbitration (and judicial enforcement proceedings, if any) shall be borne by the Company unless Employee's claim is deemed to be frivolous by the arbitrator(s) or judge.

20. Legal Fees and Representation. The Company shall pay the reasonable expenses of Employee's counsel. The Employee acknowledges and agrees that counsel to the Company is not representing the Employee in negotiating this Agreement, and that the Company has recommended that Employee retain his own individual counsel in connection with the negotiation and execution hereof.

21. Section 409A. Notwithstanding anything to the contrary in this Agreement, if Employee is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and the final regulations and any guidance promulgated thereunder ("Section 409A") at the time of Employee's termination (other than due to death), and the severance payable to Employee, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits which may be considered deferred compensation under Section 409A (together, the "Deferred Compensation Separation Benefits") will not and could not under any circumstances, regardless of when such termination occurs, be paid in full by March 15 of the year following Employee's termination, then only that portion of the Deferred Compensation Separation Benefits which do not exceed the Section 409A Limit (as defined below) may be made within the first six (6) months following Employee's termination of employment in accordance with the payment schedule applicable to each payment or benefit. For these purposes, each severance payment is hereby designated as a separate payment and will not collectively be treated as a single payment. Any portion of the Deferred Compensation Separation Benefits in excess of the Section 409A Limit shall accrue and, to the extent such portion of the Deferred Compensation Separation Benefits would otherwise have been payable within the first six (6) months following Employee's termination of employment, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Employee's termination. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Employee dies following his termination but prior to the six (6) month anniversary of his termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Employee's death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. The foregoing provision is intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Employee agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Employee under Section 409A. For purposes of this Agreement, "Section 409A Limit" will mean the lesser of two (2) times: (A) Employee's annualized compensation based upon the annual rate of pay paid to Employee during the Company's taxable year preceding the Company's taxable year of Employee's termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Employee's employment is terminated.

22. Application of Internal Revenue Code Section 280G. If any payment or benefit Employee would receive pursuant to a Change in Control from the Company or otherwise ("Payment") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then such Payment shall be equal to the Reduced Amount. The "Reduced Amount" shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Employee's receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the manner that results in the greatest economic benefit for Employee. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata.

In the event it is subsequently determined by the Internal Revenue Service that some portion of the Reduced Amount as determined pursuant to clause (x) in the preceding paragraph is subject to the Excise Tax, Employee agrees to promptly return to the Company a sufficient amount of the Payment so that no portion of the Reduced Amount is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount is determined pursuant to clause (y) in the preceding paragraph, Employee will have no obligation to return any portion of the Payment pursuant to the preceding sentence.

Unless Employee and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a regionally or nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to the Employee and the Company within fifteen (15) calendar days after the date on which Employee's right to a Payment is triggered (if requested at that time by the Employee or the Company) or such other time as requested by Employee or the Company.

23. Indemnification. As a condition to the effectiveness of this Agreement, the Company and Employee shall enter into a mutually acceptable indemnification agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ZENVAULT MEDICAL CORPORATION:

By: ______________________
Name: ALAN S. GIN
Chief Executive Officer

EMPLOYEE:

____
Name: KEITH T. FUKUHARA

EXHIBIT A

Outside Activities

1. Serve on the Board of Directors of no more than two private or public companies whose business is not competitive with that of ZenVault Medical Corporation or ZeroNines Technology, Inc.
2. Serve as a consultant to no more than one private or public company whose business is not competitive with that of ZenVault Medical Corporation or ZeroNines Technology, Inc.

Note: Neither of the possible outside activities may interfere with employee's best efforts in meeting the responsibilities of Chief Technology Officer of ZenVault Medical Corporation.

EXHIBIT B

Terms of Compensation

Management milestones that affect cash bonuses

1. Assisting in obtaining sufficient financing for the Company to execute its business plan.
2. Launching completed EMS and Physician Modules for the portal.
3. Assisting in preparing a fiscal budget, obtaining Board approval for that budget and meeting the spending limitations of that budget
4. Assisting in obtaining the first strategic partner for ZenVault Medical Corporation and the receipt of material revenue by ZenVault Medical Corporation as a result of the relationship with the first strategic partner.
5. Assisting in securing additional strategic partners for ZenVault Medical Corporation as the portal's capabilities are enhanced, on licensing terms approved by the Board.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement"), is effective as of August 1, 2011 (the "Effective Date"), between ZenVault Medical Corporation, a Colorado corporation headquartered at 450 East Happy Canyon Road, Castle Rock, Colorado 80108, USA, hereinafter referred to as the "Company"), and Bradley J. Claus ("Employee").

RECITALS

WHEREAS, the Company is a duly organized Colorado corporation, with its principal place of business within the State of Colorado, and is in the business of developing and marketing cloud-based storage of personal health information; and

WHEREAS, the Company desires assurance of the continued association and services of the Employee in order to continue to retain the Employee's experience, skills, abilities, background and knowledge, and is willing to continue to engage the Employee's services on the terms and conditions set forth in this Agreement; and

WHEREAS, Employee desires to be in the continued employ of the Company, and is willing to accept such continued employment on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree to the terms and conditions of this Agreement as follows:

1. Employment for Term. The Company hereby agrees to employ Employee and Employee hereby accepts such employment with the Company for the period of 36 months beginning on the Effective Date. The term of this Agreement (the "Term") shall continue until the termination of Employee's employment in accordance with the provisions of this Agreement. The termination of Employee's employment under this Agreement shall end the Term but shall not terminate Employee's or the Company's other obligations that are intended to survive the termination of this Agreement (including without limitation, the payments under Section 7 and 8 and Employee's obligations under Section 9).

2. Position and Duties. During the Term, Employee shall serve as Chief Operating Officer and a Director of the Company, perform such duties as are consistent with his position and report to the Board of Directors (the "Board") and Executive Chairman of the Company. During the Term, Employee shall also hold such additional positions and titles as the Board may determine from time to time. During the Term, Employee shall devote as much time as is necessary to satisfactorily perform his duties as the Chief Operating Officer of the Company. Without limitation of the foregoing, the Company hereby consents to Employee devoting a minimum of 13 hours per work week to the Company's business and affairs and affairs pending the Company obtaining additional material financing and to Employee's participation in those outside activities described on Exhibit A hereto. The Company and the Employee agree that the number of hours to be devoted by the Employee to the Company's business and affairs shall be adjusted upward to that number of hours mutually agreed upon by the Company and the Employee following the Company's receipt of financing of at least $1.5 million. The Employee may engage in any civic and not-for-profit activities so long as such activities do not materially interfere with the performance of his duties hereunder or present a conflict of interest with the Company. During the Term of this Agreement, Employee agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by the Employee to be adverse or antagonistic to the Company, its business or prospects, its financial position, or otherwise or in any company, person or entity that is, directly or indirectly, in competition with the business of the Company or any of its affiliates. The Company hereby agrees that Employee's affiliation with World Financial Group and Investment Advisors International do not present a conflict, adverse interest, or prohibited interest in a business that competes with the Company.

The Company shall nominate Employee, and use its best efforts to have Employee elected, to the Board throughout the Term of this Agreement and, subject to the fiduciary duties of the Board and the Nominating Committee (if any) to act in the best interests of the stockholders, shall include him in the management slate for election as a director at every stockholders meeting during the Term at which his term as a director would otherwise expire. Employee agrees to accept election, and to serve during the Term, as a director of the Company. On termination of Employee's employment, regardless of the reason for such termination, Employee shall immediately (and with

contemporaneous effect) resign any directorships, offices or other positions that Employee may hold in the Company or any subsidiary, unless otherwise agreed in writing by the parties.

3. Compensation.

(a) Base Salary. The Company shall not pay any base salary to the Employee until such time as the Company has closed on at least $400,000 in gross proceeds in the Company's offering of Series A Preferred Stock (the "Offering") described in the Form 1-A Offering Statement filed with the Securities and Exchange Commission ("SEC"). At such time as the Company has closed on at least $400,000 in gross proceeds from the Offering, the Company shall commence paying Employee a monthly base salary of $7,000, payable in accordance with the Company's regular pay cycle for officers (the "Base Salary"). At such time as the Company closes on gross proceeds of $1.5 million or more from the Offering, the Employee's Base Salary shall thereupon increase automatically to $13,000 per month, without additional action by the Board, payable as described above. Except as specifically otherwise provided herein, the Base Salary may be increased only by recommendation of the Board and ratified by a majority of the independent members of the Board. The Base Salary may be decreased if all executive officers' salaries are proportionately decreased due to capital constraints.

(b) Annual Review. The Base Salary shall be reviewed at the end of each calendar year (the first such review to occur in 2012).

(c) Equity Compensation. The parties acknowledge that prior to the execution of this Agreement, the Company granted initial equity compensation to Employee in the aggregate amount of 100,000 options to purchase shares of Company Common Stock. In addition, commencing January 1, 2011, the Company is granting the Employee monthly option grants of 12,000 stock options. All such options are fully vested on the date of grant. In addition, the Company has granted the Employee a restricted stock aware of 150,000 shares which are subject to performance criteria before vesting. Such criteria are set forth in Exhibit C hereto.

(d) Other and Additional Compensation. Subsections (a) and (c) above establish Employee's compensation during the Term which shall not preclude the Board from awarding Employee a higher salary or any bonuses or stock options, restricted stock or other forms of additional equity awards in the discretion of the Board during the Term at any time. Commencing in 2012, the Employee shall be eligible for an annual discretionary bonus (hereinafter referred to as the "Bonus") with a target amount of 50 percent (50%) of the Base Salary, subject to standard deductions and withholdings, based on the Board's determination, in good faith, and based upon the Employee's individual achievement and company performance objectives as set by the Board or the Compensation Committee, if any, of whether the Employee has met such performance milestones as are established for the Employee by the Board or the Compensation Committee, in good faith, in consultation with the Employee (hereinafter referred to as the "Performance Milestones"). The Performance Milestones will be based on certain factors including, but not limited to, the Employee's performance and the Company's financial performance. The Employee's Bonus target will be reviewed annually and may be adjusted by the Board or the Compensation Committee in its discretion, provided however, that the Bonus target may only be reduced upon Employee's written consent. The Employee must be employed on the date the Bonus is awarded to be eligible for the Bonus, subject to the termination provisions hereof. Bonuses shall be paid during the calendar year following the calendar year for which such Bonus was earned.

4. Employee Benefits. During the Term, Employee shall be entitled to participate at the same level as other senior executive officers of the Company in any group insurance, hospitalization, medical, health and accident, disability, fringe benefit and tax-qualified retirement plans or programs of the Company now existing or hereafter established to the extent that he is eligible under the general provisions thereof. For the term of this Agreement, Employee shall be entitled to paid vacation at the rate of (4) weeks per annum. In accordance with Company policy, unused vacation may not be carried over from year to year.

5. Expenses. The Company shall reimburse Employee for actual, reasonable out-of-pocket expenses incurred by him in the performance of his services for the Company upon the receipt of appropriate documentation of such expenses which shall be submitted in such form, and with such supporting documentation, as called for or required by Company policy or the rules and regulations of the Internal Revenue Service.

6. Termination.

(a) General. The Term shall end immediately upon Employee's death. Employee's employment may also be terminated by the Company with or without Cause, or as a result of Employee's Disability as defined in Section 7, or by Employee with or without Good Reason (as such terms are defined below).

(b) Notice of Termination. Either party shall give written notice of termination to the other party.

(c) Notification of New Employer. In the event that Employee leaves the employ of the Company, Employee grants consent to notification by the Company to Employee's new employer about his rights and obligations under this Agreement and the PIA (hereinafter defined).

7. Severance Benefits.

(a) Cause Defined. "Cause" means (i) willful malfeasance or willful misconduct by Employee in connection with his employment; (ii) Employee's gross negligence in performing any of his duties under this Agreement; (iii) Employee's conviction of, or entry of a plea of guilty to, or entry of a plea of nolo contendre with respect to, any crime other than a traffic violation or infraction which is a misdemeanor; (iv) Employee's willful and deliberate violation of a Company policy, (v) Employee's unintended but material breach of any written policy applicable to all employees adopted by the Company which is not cured to the reasonable satisfaction of the Board within thirty (30) business days after notice thereof; (vi) the Employee's unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party as to which the Employee owes an obligation of nondisclosure as a result of the Employee's relationship with the Company, (vii) the Employee's willful and deliberate breach of his obligations under this Agreement, or (viii) any other material breach by Employee of any of his obligations in this Agreement which is not cured to the reasonable satisfaction of the Board within thirty (30) business days after notice thereof.

(b) Disability Defined. "Disability" shall mean (i) Employee's incapacity due to a physical or mental condition and, if reasonable accommodation is required by law, after any reasonable accommodation, that results in Employee being substantially unable to perform his duties hereunder for six consecutive months (or for six months out of any nine month period) or (ii) a qualified independent physician mutually acceptable to the Company and Employee determines that Employee is incapacitated due to a physical or mental condition and, if reasonable accommodation is required by law, after any reasonable accommodation so as to be unable to regularly perform the duties of his position and such condition is expected to be of a permanent or near-permanent duration. Until such time as Employee is terminated for Disability under this paragraph (b), Employee shall continue to receive his Base Salary hereunder, provided that if the Company provides Employee with disability insurance coverage, payments of Employee's Base Salary shall be reduced by the amount of any disability insurance payments received by Employee due to such coverage. The Company shall give Employee written notice of termination due to Disability which shall take effect sixty (60) days after the date it is sent to Employee unless Employee shall have returned to the performance of his duties hereunder during such sixty (60) day period (whereupon such notice shall become void). In the event that the Company terminates Employee's employment as a result of his Disability, Employee shall be entitled to the same benefits as if his employment had been terminated by the Company without Cause.

(c) Good Reason Defined. For purposes of this Agreement, "Good Reason" shall mean, without Employee's written consent: (i) there is a material reduction of the level of Employee's compensation (excluding any bonuses) (except where there is a general reduction applicable to the management team generally), (ii) there is a material reduction in Employee's overall responsibilities or authority, or scope of duties (it being understood that the occurrence of a Change in Control shall not, by itself, necessarily constitute a reduction in Employee's responsibilities or authority); or (iii) there is a material change in the principal geographic location at which Employee must perform his services (it being understood that the relocation of Employee to a facility or a location within fifty (50) miles of the city limits of Aurora, Colorado shall not be deemed material for purposes of this Agreement). No event shall be deemed to be "Good Reason" if the Company has cured the event (if susceptible to cure) within 30 days of receipt of written notice from Employee specifying the event or events which, absent cure, would constitute "Good Reason."

(d) Accrued Compensation Defined. Accrued Compensation shall mean an amount which shall include all amounts earned or accrued by Employee through the date of termination of this Agreement but not paid as of such date, including (i) Base Salary, (ii) reimbursement for business expenses incurred by the Employee on behalf of the Company, pursuant to the Company's expense reimbursement policy in effect at such time, (iii) any expense allowance pursuant to Company policy, (iv) accrued but unused vacation pay per Company policy, and (v) bonuses and incentive compensation earned and awarded prior to the date of termination. Accrued Compensation shall be paid on the first regular pay date after the date of termination (or earlier, if required by applicable law).

(e) Termination.

(i) Cause; Without Good Reason; Death. If the Company ends the Term for Cause, if Employee resigns as an employee of the Company for reasons other than an event of Good Reason, or the Employee dies, then the Company shall pay to Employee the Accrued Compensation but shall have no obligation to pay Employee any amount, whether for salary, benefits, bonuses, or other compensation or expense reimbursements of any kind, accruing after the end of the Term, and such rights shall, except as otherwise required by law or pursuant to the applicable award agreement or plan, be forfeited immediately upon the end of the Term. For the sake of clarity, any stock options, restricted stock or other equity compensation shall, to the extent vested on the date of resignation without Good Reason, the date the Company ends the Term for Cause, or the date of Employee's death, remain outstanding and exercisable to the extent provided in the applicable award agreement or plan, by the Employee or his personal representative or executor.

(ii) Without Cause; Good Reason. In the event that the Company terminates Employee's employment hereunder without Cause or the Employee terminates his employment with Good Reason, he shall be entitled to the Accrued Compensation and a severance payment equal to four (4) months' salary, calculated using the monthly salary being paid to the Employee as of the month immediately prior to the date of termination without Cause or with Good Reason. Commencing on the date the Company's securities are publicly traded on a national securities exchange as defined in Section 6 of the Securities Exchange Act of 1934, if the Company thereafter terminates Employee's employment hereunder without Cause or the Employee terminates his employment with Good Reason, he shall be entitled to the Accrued Compensation and a severance payment equal to nine (9) months' salary (in lieu of the four (4) months described above, and not in addition thereto), calculated using the monthly salary being paid to the Employee as of the month immediately prior to the date of termination without Cause or with Good Reason.

(iii) On Change of Control. Subject to Section 21 and 22 below, in the event that the Company terminates the Employee within 12 months of a Change in Control, or the Employee resigns within six months of a Change in Control, the Employee shall be entitled to:

(A) A lump sum payment equal to two times his Base Salary in effect at the date of termination, less applicable withholding.

(B) Continued participation (via state or federal insurance continuation laws such as COBRA, to the extent available) in the health and welfare plans (or comparable plans, if continued participation in the Company's plans is not available) provided by the Company to Employee at the time of termination for a period of two years from the date of termination or, if earlier, until he is eligible for comparable coverage with a subsequent employer. The Company agrees to reimburse the payments Employee makes for such coverage, whether via continuation or separate comparable policy. Premium reimbursements shall be made by the Company to Employee consistent with the Company's normal expense reimbursement policy, provided that Employee submits documentation to the Company substantiating his payments for insurance coverage. Employee shall give the Company prompt notice of his eligibility for comparable coverage.

(C) All vested stock options shall remain exercisable from the date of termination until the expiration date of the applicable award. So long as the Section 8 below does not apply, then all options which are unvested at the date of termination Without Cause or for Good Reason shall be accelerated as of the date of termination such that the number of option shares equal to $^{1}/36^{th}$ the number of option shares multiplied by the number of full months of Employee's employment hereunder shall be deemed vested and immediately exercisable by the Employee. Any unvested options over and above the foregoing shall be cancelled and of no further force or effect, and shall not be exercisable by the Employee.

(D) Any severance payments and/or other separation benefits contemplated by this Agreement are conditional on Employee: (i) continuing to comply with the terms of this Agreement and the PIA (as defined herein); (ii) delivering prior to or contemporaneously with any such severance payments, and not revoking, (x) a customary general release of claims relating to Employee's employment and/or this Agreement against the Company or its successor, its subsidiaries and their respective directors, officers and stockholders, and (y) a customary affirmation of Employee's continuing obligations hereunder and under the PIA.

Unless otherwise required by law, no severance payments and/or benefits under this Agreement will be paid and/or provided until after the expiration of any relevant revocation period applicable to the Employee.

8. Change in Control Payments. The provisions of this paragraph 8 set forth the terms of an agreement reached between Employee and the Company regarding Employee's rights and obligations upon the occurrence of a "Change in Control" (as hereinafter defined) of the Company during the Term. These provisions are intended to assure and encourage in advance Employee's continued attention and dedication to his assigned duties and his objectivity during the pendency and after the occurrence of any such Change in Control. The following provisions shall apply in the event of a Change in Control, in addition to any payment or benefit that may be required pursuant to Section 7.

(a) Equity. Upon the occurrence of a Change in Control, all stock options, restricted stock and other stock-based grants to Employee by the Company or that may be granted in the future shall, irrespective of any provisions of his award agreements, immediately and irrevocably vest and become exercisable and any restrictions thereon shall lapse. All stock options shall remain exercisable from the date of the Change in Control until the expiration of the term of such stock options.

(b) Definitions. For purposes of this paragraph 8, the following term shall have the following meaning:

"Change in Control" shall mean any of the following:

(1) the acquisition by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (the "Acquiring Person"), other than the Company, or any of its Subsidiaries, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power or economic interests of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (excluding any issuance of securities by the Company in a transaction or series of transactions made principally for bona fide equity financing purposes); or

(2) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any issuance of securities by the Company in a transaction or series of transactions made principally for bona fide equity financing purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); or

(3) the sale or other disposition of all or substantially all of the assets of the Company in one transaction or series of related transactions.

9. Proprietary Information and Inventions Agreement. As a condition of Employee's employment with the Company, Employee agrees to sign the Company's standard form of Proprietary Information and Inventions Agreement ("PIA"), which may be titled differently but which is an agreement designed to provide the Company with all appropriate and necessary protection for its intellectual property, including intellectual property invented by the Employee during the Term.

10. Successors and Assigns.

(a) Employee. This Agreement is a personal contract, and the rights and interests that the Agreement accords to Employee may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by him. All rights and benefits of Employee shall be for the sole personal benefit of Employee, and no other person shall acquire any right, title or interest under this Agreement by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against Employee. Except as so provided, this Agreement shall inure to the benefit of and be binding upon Employee and his personal representatives, beneficiaries, distributees and legatees.

(b) The Company. This Agreement shall be binding upon the Company and inure to the benefit of the Company and of its successors and assigns, including (but not limited to) any Company that may acquire all or substantially all of the Company's assets or business or into or with which the Company may be consolidated or merged. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, "successor" means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.

11. Entire Agreement. This Agreement (together with the equity award agreements referred to herein) represents the entire agreement between the parties concerning Employee's employment with the Company and supersedes all prior negotiations, discussions, understanding and agreements, whether written or oral, between Employee and the Company relating to the subject matter of this Agreement.

12. Amendment or Modification, Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing signed by Employee and by a duly authorized officer of the Company. No waiver by any party to this Agreement or any breach by another party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

13. Notices. Any notice to be given under this Agreement shall be in writing and delivered personally or sent by overnight courier or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below, or to such other address of which such party subsequently may give notice in writing:

If to Employee: To the address specified in the payroll records of the Company.

If to the Company: ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108

Any notice delivered personally or by overnight courier shall be deemed given on the date delivered and any notice sent by registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date mailed.

14. Severability. If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction or arbitrator acting pursuant to Section 19 below to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable shall not be affected, and each provision of this Agreement shall be validated and shall be enforced to the fullest extent permitted by law. If for any reason any provision of this Agreement containing restrictions is held to cover an area or to be for a length of time that is unreasonable or in any other way is construed to be too broad or to any extent invalid, such provision shall not be determined to be entirely null, void and of no effect; instead, it is the intention and desire of both the Company and Employee that, to the extent that the provision is or would be valid or enforceable under applicable law, any court of competent jurisdiction or arbitrator acting pursuant to Section 19 below shall construe and interpret or reform this Agreement to provide for a restriction having the maximum enforceable area, time period and such other constraints or conditions (although not greater than those contained currently contained in this Agreement) as shall be valid and enforceable under the applicable law.

15. Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

16. Headings. All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience of reference, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

17. Withholding Taxes. All salary, benefits, reimbursements and any other payments to Employee under this Agreement shall be subject to all applicable payroll and withholding taxes and deductions required by any law, rule or regulation of and federal, state or local authority.

18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together constitute one and same instrument. The parties agree that facsimile signatures shall have the same force and effect as original signatures.

19. Applicable Law; Arbitration. The validity, interpretation and enforcement of this Agreement and any amendments or modifications hereto shall be governed by the laws of the State of Colorado, as applied to a contract executed within and to be performed in such State. The parties agree that any disputes shall be definitively resolved by binding arbitration before the American Arbitration Association in Denver, Colorado in accordance with its rules of arbitration procedure then in effect. The parties consent to the jurisdiction to the federal courts of the District of Colorado or, if there shall be no jurisdiction, to the state courts located in Douglas County, Colorado, to enforce any arbitration award rendered with respect thereto. Each party shall choose one arbitrator and the two arbitrators shall choose a third arbitrator. All costs and fees related to such arbitration (and judicial enforcement proceedings, if any) shall be borne by the Company unless Employee's claim is deemed to be frivolous by the arbitrator(s) or judge.

20. Legal Fees and Representation. The Company shall pay the reasonable expenses of Employee's counsel. The Employee acknowledges and agrees that counsel to the Company is not representing the Employee in negotiating this Agreement, and that the Company has recommended that Employee retain his own individual counsel in connection with the negotiation and execution hereof.

21. Section 409A. Notwithstanding anything to the contrary in this Agreement, if Employee is a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and the final regulations and any guidance promulgated thereunder ("Section 409A") at the time of Employee's termination (other than due to death), and the severance payable to Employee, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits which may be considered deferred compensation under Section 409A (together, the "Deferred Compensation Separation Benefits") will not and could not under any circumstances, regardless of when such termination occurs, be paid in full by March 15 of the year following Employee's termination, then only that portion of the Deferred Compensation Separation Benefits which do not exceed the Section 409A Limit (as defined below) may be made within the first six (6) months following Employee's termination of employment in accordance with the payment schedule applicable to each payment or benefit. For these purposes, each severance payment is hereby designated as a separate payment and will not collectively be treated as a single payment. Any portion of the Deferred Compensation Separation Benefits in excess of the Section 409A Limit shall accrue and, to the extent such portion of the Deferred Compensation Separation Benefits would otherwise have been payable within the first six (6) months following Employee's termination of employment, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Employee's termination. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Employee dies following his termination but prior to the six (6) month anniversary of his termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Employee's death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. The foregoing provision is intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Employee agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Employee under Section 409A. For purposes of this Agreement, "Section 409A Limit" will mean the lesser of two (2) times: (A) Employee's annualized compensation based upon the annual rate of pay paid to Employee during the Company's taxable year preceding the Company's taxable year of Employee's termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Employee's employment is terminated.

22. Application of Internal Revenue Code Section 280G. If any payment or benefit Employee would receive pursuant to a Change in Control from the Company or otherwise ("Payment") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then such Payment shall be equal to the Reduced Amount. The "Reduced Amount" shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Employee's receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the manner that results in the greatest economic benefit for Employee. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata.

In the event it is subsequently determined by the Internal Revenue Service that some portion of the Reduced Amount as determined pursuant to clause (x) in the preceding paragraph is subject to the Excise Tax, Employee agrees to promptly return to the Company a sufficient amount of the Payment so that no portion of the Reduced Amount is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount is determined pursuant to clause (y) in the preceding paragraph, Employee will have no obligation to return any portion of the Payment pursuant to the preceding sentence.

Unless Employee and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a regionally or nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to the Employee and the Company within fifteen (15) calendar days after the date on which Employee's right to a Payment is triggered (if requested at that time by the Employee or the Company) or such other time as requested by Employee or the Company.

23. Indemnification. As a condition to the effectiveness of this Agreement, the Company and Employee shall enter into a mutually acceptable indemnification agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ZENVAULT MEDICAL CORPORATION:

By: ______________________
Name: JOHN C. BOTDORF
Executive Chairman

EMPLOYEE:

____
Name: BRADLEY J. CLAUS

EXHIBIT A

Outside Activities

1. Serve on the Board of Directors of no more than two private or public companies whose business is not competitive with that of ZenVault Medical Corporation or ZeroNines Technology, Inc.
2. Serve as a consultant to no more than one private or public company whose business is not competitive with that of ZenVault Medical Corporation or ZeroNines Technology, Inc.
3. Serve as an independent contractor for World Financial Group and Investment Advisors International.

Note: Neither of the possible outside activities may interfere with employee's best efforts in meeting the responsibilities of Chief Operating Officer of ZenVault Medical Corporation.

EXHIBIT B

Terms of Compensation

Management milestones that affect cash bonuses

1. Assisting in obtaining sufficient financing for the Company to execute its business plan.
2. Assisting in preparing a fiscal budget, obtaining Board approval for that budget and meeting the spending limitations of that budget
3. Assisting in obtaining the first strategic partner for ZenVault Medical Corporation and the receipt of material revenue by ZenVault Medical Corporation as a result of the relationship with the first strategic partner.
4. Assisting in securing additional strategic partners for ZenVault Medical Corporation as the portal's capabilities are enhanced, on licensing terms approved by the Board.

EXHIBIT C

Vesting of 150,000 Shares of Restricted Stock

The 150,000 shares of restricted stock shall vest in three equal increments of 50,000 shares as follows:

1. 2012: Closing in 2012 at least two strategic partner arrangements that each result in at least 100,000 registered users on the ZenVault portal or a private label version of the ZenVault portal.
2. 2013: Closing in 2013 at least two additional strategic partner arrangements that each result in at least 100,000 additional registered users on the ZenVault portal or a private label version of the ZenVault portal.
3. 2014: Closing in 2014 at least two additional strategic partner arrangements that each result in at least 100,000 registered users on the ZenVault portal or a private label version of the ZenVault portal.
4. Override: if during any one year from 2012 to 2014, the Employee closes one or more strategic partner arrangements that result in at least 500,000 registered users on the ZenVault portal or a private label version of the ZenVault portal, then all of the restricted shares shall then vest, notwithstanding the time schedule identified above.

INDEMNIFICATION AGREEMENT

This Indemnification Agreement ("Agreement") is effective as of August 1, 2011, by and between ZenVault Medical Corporation, a Colorado corporation (the "Company" or "ZenVault"), and John C. Botdorf ("Indemnitee").

WHEREAS, in order to induce Indemnitee to provide, or continue to provide, services to the Company, the Company wishes to provide for the indemnification of, and advancement of expenses to, Indemnitee to the maximum extent permitted by law;

WHEREAS, Indemnitee does not regard the current protection available as adequate under the present circumstances, and the Indemnitee may not be willing to continue to serve in such capacity without additional protection;

WHEREAS, the Company and Indemnitee recognize the continued difficulty in obtaining liability insurance for the Company's directors, officers, employees, agents and fiduciaries, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance;

WHEREAS, the Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks at the same time as the availability and coverage of liability insurance has been severely limited; and

WHEREAS, it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, Indemnitee to the fullest extent permitted by applicable law so that Indemnitee will serve or continue to serve the Company free from undue concern that he will not be so indemnified.

NOW, THEREFORE, in consideration of the foregoing and Indemnitee's agreement to provide, or continue to provide, services to the Company, the Company and Indemnitee hereby agree as set forth below.

1. *Certain Definitions.*

(a) "Change in Control" shall mean, and shall be deemed to have occurred if, on or after the date of this Agreement, (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company acting in such capacity or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing more than 20% of the total voting power represented by the Company's then outstanding Voting Securities, (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 80% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of related transactions) all or substantially all of the Company's assets.

(b) "Claim" shall mean any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that Indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, whether formal or informal, investigative or other.

(c) References to the "Company" shall include, in addition to ZenVault Medical Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to

which ZenVault Medical Corporation (or any of its wholly owned subsidiaries) is a party which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, agents or fiduciaries, so that if Indemnitee is or was a director, officer, employee, agent or fiduciary of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

(d) "Expenses" shall mean any and all expenses (including attorneys' fees, expert witness fees, and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or to participate in, any action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation, whether formal or informal), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of any Claim regarding any Indemnifiable Event and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement.

(e) "Expense Advance" shall mean an advance payment of Expenses to Indemnitee pursuant to Section 3(a).

(f) "Indemnifiable Event" shall mean any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee, agent or fiduciary of the Company, or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of Indemnitee while serving in such capacity.

(g) "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provisions of Section 2(b) hereof, who shall not have otherwise performed services for the Company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other indemnitees under similar indemnity agreements).

(h) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on Indemnitee with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, officer, employee, agent or fiduciary of the Company which imposes duties on, or involves services by, such director, officer, employee, agent or fiduciary with respect to an employee benefit plan, its participants or its beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement.

(i) "Voting Securities" shall mean any securities of the Company that vote generally in the election of directors.

2. *Indemnification.*

(a) *Indemnification of Expenses.* The Company shall indemnify Indemnitee to the fullest extent permitted by law if Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any Claim by reason of (or arising in part out of) any Indemnifiable Event against Expenses, including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses. Such payment of Expenses shall be made by the Company as soon as practicable but in any event no later than five (5) business days after written demand by Indemnitee therefor is presented to the Company.

(b) *Change in Control.* The Company agrees that if there is a Change in Control of the Company (other than a Change in Control which has been approved by a majority of the Company's Board of Directors who were directors immediately prior to such Change in Control), then with respect to all matters thereafter arising concerning the rights of Indemnitee to payments of Expenses and Expense Advances under this Agreement or

any other agreement or under the Company's Articles of Incorporation or Bylaws as now or hereafter in effect, Independent Legal Counsel, if desired by Indemnitee, shall be selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to indemnify fully such counsel against any and all Expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto. Notwithstanding any other provision of this Agreement, the Company shall not be required to pay Expenses of more than one Independent Legal Counsel in connection with all matters concerning a single Indemnitee, and such Independent Legal Counsel shall be the Independent Legal Counsel for any or all other Indemnitees unless (i) the Company otherwise determines, or (ii) any Indemnitee shall provide a written statement setting forth in detail a reasonable objection to such Independent Legal Counsel representing other Indemnitees.

(c) *Mandatory Payment of Expenses.* Notwithstanding any other provision of this Agreement other than Section 9 hereof, to the extent that Indemnitee has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any Claim regarding any Indemnifiable Event, Indemnitee shall be indemnified against all Expenses incurred by Indemnitee in connection therewith.

3. *Expenses; Indemnification Procedure.*

(a) *Advancement of Expenses.* The Company shall advance all Expenses incurred by Indemnitee. The advances to be made hereunder shall be paid by the Company to Indemnitee as soon as practicable but in any event no later than 30 days after written demand by Indemnitee therefor to the Company. Indemnitee hereby agrees to repay to the Company all amounts advanced to Indemnitee hereunder if it is ultimately determined that Indemnitee is not entitled to indemnification hereunder. The Company's obligation to advance Expenses shall terminate with respect to any Claim as to which the Indemnitee shall have entered a plea of guilty or *nolo contendere,* or an equivalent plea acknowledging guilt.

(b) *Notice/Cooperation by Indemnitee.* Indemnitee shall, as a condition precedent to Indemnitee's right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any Claim made against Indemnitee for which indemnification will or could be sought under this Agreement; provided however that the failure to so provide notice to the Company shall not relieve the Company from any liability that it may have to Indemnitee hereunder unless the Company's ability to participate in the defense of such claim was materially and adversely affected by such failure. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the headquarters office of the Company (or such other address as the Company shall designate in writing to Indemnitee). In addition, Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power, to the extent that doing so is consistent with the exercise of the Indemnitee's rights under the federal and state Constitutions. The Company shall provide Indemnitee with such information and cooperation as Indemnitee may reasonably require, to the extent that doing so is consistent with the Company's obligation to cooperate with regulatory or law enforcement agencies. Indemnitee understands that such obligation may include, as deemed necessary or advisable by the Company, a waiver of any attorney-client or other privilege held by the Company.

(c) *No Presumptions; Burden of Proof.* For purposes of this Agreement, the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of *nolo contendere,* or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

(d) *Notice to Insurers.* If, at the time of the receipt by the Company of a notice of a Claim pursuant to Section 3(b) hereof, the Company has liability insurance in effect which may cover such Claim, the Company shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Claim in accordance with the terms of such policies. The Company shall keep Indemnitee reasonably informed as to the status of all relevant insurance matters.

(e) *Selection of Counsel.* In the event the Company shall be obligated hereunder to pay the Expenses of any Claim the Company, if appropriate, shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee (not to be unreasonably withheld) upon the delivery to Indemnitee of written notice of the Company's election so to do. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Claim; provided that, (i) Indemnitee shall have the right to employ Indemnitee's separate counsel in any such Claim at Indemnitee's Expense, and (ii) if (A) the employment of separate counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of any such defense, or (C) the Company shall not continue to retain such counsel to defend such Claim, then the fees and Expenses of Indemnitee's separate counsel shall be at the Expense of the Company.

4. *Additional Indemnification Rights; Non-Exclusivity.*

(a) *Scope.* The Company hereby agrees to indemnify the Indemnitee to the fullest extent permitted by law, notwithstanding that such indemnification is not specifically authorized by the other provisions of this Agreement, the Company's Articles of Incorporation, the Company's Bylaws (as now or hereafter in effect) or by statute. In the event of any change after the date of this Agreement in any applicable law, statute or rule which expands the right of a Colorado corporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of a Colorado corporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 9(a) hereof.

(b) *Non-Exclusivity.* The indemnification provided by this Agreement shall be in addition to any rights to which Indemnitee may be entitled under the Company's Articles of Incorporation, its Bylaws (as now hereafter in effect), any other agreement, any vote of stockholders or disinterested directors, the Colorado Business Corporation Act, or otherwise. The indemnification provided under this Agreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity even though Indemnitee may have ceased to serve in such capacity.

5. *No Duplication of Payments.* The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, provision of the Company's Articles of Incorporation, Bylaw (as now or hereafter in effect) or otherwise) of the amounts otherwise indemnifiable hereunder.

6. *Partial Indemnification.* If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled.

7. *No Imputation.* The knowledge or actions, or failure to act, of any director, officer, agent or employee of the Company or the Company itself shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

8. *Liability Insurance.* For the duration of Indemnitee's service as a director or officer or other agent of the Company, and thereafter for so long as Indemnitee shall be subject to any pending or possible Claim by reason of any Indemnifiable Event, the Company shall use reasonable efforts, taking into account the scope and amount of coverage available relative to the cost thereof, to obtain and maintain in effect policies of liability insurance providing coverage for directors and officers of the Company. Indemnitee acknowledges that at the date hereof, the Company does not maintain such a policy in effect. To the extent the Company in the future maintains liability insurance applicable to directors, officers, employees, agents or fiduciaries, Indemnitee shall be covered by such policies in such a manner as to provide Indemnitee the same rights and benefits as are provided to the most favorably insured of the Company's directors, if Indemnitee is a director; or of the Company's officers, if

Indemnitee is not a director of the Company but is an officer; or of the Company's key employees, agents or fiduciaries, if Indemnitee is not an officer or director but is a key employee, agent or fiduciary.

9. *Exceptions.* Notwithstanding any other provision of this Agreement, the Company shall not be obligated pursuant to the terms of this Agreement:

(a) *Excluded Action or Omissions.* To indemnify Indemnitee for acts, omissions or transactions if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is prohibited by applicable law.

(b) *Claims Initiated by Indemnitee.* To indemnify or advance Expenses to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, except (i) with respect to actions or proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement or insurance policy or under the Company's Articles of Incorporation or Bylaws now or hereafter in effect relating to Claims for Indemnifiable Events, (ii) in specific cases if the Board of Directors has approved the initiation or bringing of such Claim, or (iii) as otherwise required under the Colorado Business Corporation Act, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advance Expense payment or insurance recovery, as the case may be.

(c) *Lack of Good Faith.* To indemnify Indemnitee for any Expenses incurred by the Indemnitee with respect to any proceeding instituted by Indemnitee to enforce or interpret this Agreement, if a court of competent jurisdiction determines that each of the material assertions made by the Indemnitee in such proceeding was not made in good faith or was frivolous.

(d) *Claims Under Section 16(b).* To indemnify Indemnitee for expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute; provided that the Company shall advance expenses in connection with Indemnitee's defense of a claim under Section 16(b), which advances shall be repaid to the Company if it is ultimately determined that Indemnitee is not entitled to indemnification of such expenses.

10. *Period of Limitations.* No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company against Indemnitee, Indemnitee's estate, spouse, heirs, executors or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, and any claim or cause of action of the Company shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two-year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action, such shorter period shall govern.

11. *Counterparts.* This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

12. *Binding Effect; Successors and Assigns.* This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), spouses, heirs and personal and legal representatives. The Company shall require and cause any successor (whether direct or indirect, and whether by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as a director, officer, employee, agent or fiduciary (as applicable) of the Company or of any other enterprise at the Company's request.

13. *Attorneys' Fees.* In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by the Company to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee with respect to such action, regardless of whether Indemnitee is ultimately successful in such action, and shall be entitled to the advancement of Expenses with respect to such action, unless as a part of such action a court of competent jurisdiction over such action determines that each of the material assertions made by Indemnitee as a basis for such action was not made in good faith or was frivolous. In the event of an action instituted by or in the name of the Company under this Agreement to

enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee in defense of such action (including costs and Expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), and shall be entitled to the advancement of Expenses with respect to such action.

14. *Notice.* All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and signed for by the party addressed, on the date of such delivery, or (ii) if mailed by domestic certified or registered mail with postage prepaid, on the third business day after the date postmarked. The address for notice to Indemnitee is as shown on the signature page of this Agreement, and the address for the Company is its headquarters office , or as subsequently modified by either party by written notice.

15. *Consent to Jurisdiction.* The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the State of Colorado for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in an appropriate court with jurisdiction within the State of Colorado, which shall be the exclusive and only proper forum for adjudicating such a claim.

16. *Severability.* The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

17. *Choice of Law.* This Agreement shall be governed by and its provisions construed and enforced in accordance with the laws of the State of Colorado as applied to contracts between Colorado residents entered into and to be performed entirely within the State of Colorado.

18. *Subrogation.* In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

19. *Amendment and Termination.* Due to the uncertain application of any statutes of limitations that may govern any Claim, this Agreement shall be of indefinite duration. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

20. *Integration and Entire Agreement.* This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

21. *No Construction as Employment Agreement.* Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ of the Company or any of its subsidiaries or affiliated entities.

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IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement to be effective as of the date first above written.

ZenVault Medical Corporation

By: ______________________

Title: CEO

AGREED TO AND ACCEPTED

INDEMNITEE:

____
(signature)

JOHN BOTDORF
John C. Botdorf

450 East Happy Canyon Road, Castle Rock, Colorado, 80108
(address)

Exhibit 6.7

INDEMNIFICATION AGREEMENT

This Indemnification Agreement ("Agreement") is effective as of August 1, 2011, by and between ZenVault Medical Corporation, a Colorado corporation (the "Company" or "ZenVault"), and Alan S. Gin ("Indemnitee").

WHEREAS, in order to induce Indemnitee to provide, or continue to provide, services to the Company, the Company wishes to provide for the indemnification of, and advancement of expenses to, Indemnitee to the maximum extent permitted by law;

WHEREAS, Indemnitee does not regard the current protection available as adequate under the present circumstances, and the Indemnitee may not be willing to continue to serve in such capacity without additional protection;

WHEREAS, the Company and Indemnitee recognize the continued difficulty in obtaining liability insurance for the Company's directors, officers, employees, agents and fiduciaries, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance;

WHEREAS, the Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks at the same time as the availability and coverage of liability insurance has been severely limited; and

WHEREAS, it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, Indemnitee to the fullest extent permitted by applicable law so that Indemnitee will serve or continue to serve the Company free from undue concern that he will not be so indemnified.

NOW, THEREFORE, in consideration of the foregoing and Indemnitee's agreement to provide, or continue to provide, services to the Company, the Company and Indemnitee hereby agree as set forth below.

1. *Certain Definitions.*

(a) "Change in Control" shall mean, and shall be deemed to have occurred if, on or after the date of this Agreement, (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company acting in such capacity or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing more than 20% of the total voting power represented by the Company's then outstanding Voting Securities, (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 80% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of related transactions) all or substantially all of the Company's assets.

(b) "Claim" shall mean any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that Indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, whether formal or informal, investigative or other.

(c) References to the "Company" shall include, in addition to ZenVault Medical Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to

which ZenVault Medical Corporation (or any of its wholly owned subsidiaries) is a party which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, agents or fiduciaries, so that if Indemnitee is or was a director, officer, employee, agent or fiduciary of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

(d) "Expenses" shall mean any and all expenses (including attorneys' fees, expert witness fees, and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or to participate in, any action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation, whether formal or informal), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of any Claim regarding any Indemnifiable Event and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement.

(e) "Expense Advance" shall mean an advance payment of Expenses to Indemnitee pursuant to Section 3(a).

(f) "Indemnifiable Event" shall mean any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee, agent or fiduciary of the Company, or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of Indemnitee while serving in such capacity.

(g) "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provisions of Section 2(b) hereof, who shall not have otherwise performed services for the Company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other indemnitees under similar indemnity agreements).

(h) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on Indemnitee with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, officer, employee, agent or fiduciary of the Company which imposes duties on, or involves services by, such director, officer, employee, agent or fiduciary with respect to an employee benefit plan, its participants or its beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement.

(i) "Voting Securities" shall mean any securities of the Company that vote generally in the election of directors.

2. *Indemnification.*

(a) *Indemnification of Expenses.* The Company shall indemnify Indemnitee to the fullest extent permitted by law if Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any Claim by reason of (or arising in part out of) any Indemnifiable Event against Expenses, including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses. Such payment of Expenses shall be made by the Company as soon as practicable but in any event no later than five (5) business days after written demand by Indemnitee therefor is presented to the Company.

(b) *Change in Control.* The Company agrees that if there is a Change in Control of the Company (other than a Change in Control which has been approved by a majority of the Company's Board of Directors who were directors immediately prior to such Change in Control), then with respect to all matters thereafter arising concerning the rights of Indemnitee to payments of Expenses and Expense Advances under this Agreement or

any other agreement or under the Company's Articles of Incorporation or Bylaws as now or hereafter in effect, Independent Legal Counsel, if desired by Indemnitee, shall be selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to indemnify fully such counsel against any and all Expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto. Notwithstanding any other provision of this Agreement, the Company shall not be required to pay Expenses of more than one Independent Legal Counsel in connection with all matters concerning a single Indemnitee, and such Independent Legal Counsel shall be the Independent Legal Counsel for any or all other Indemnitees unless (i) the Company otherwise determines, or (ii) any Indemnitee shall provide a written statement setting forth in detail a reasonable objection to such Independent Legal Counsel representing other Indemnitees.

(c) *Mandatory Payment of Expenses.* Notwithstanding any other provision of this Agreement other than Section 9 hereof, to the extent that Indemnitee has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any Claim regarding any Indemnifiable Event, Indemnitee shall be indemnified against all Expenses incurred by Indemnitee in connection therewith.

3. *Expenses; Indemnification Procedure.*

(a) *Advancement of Expenses.* The Company shall advance all Expenses incurred by Indemnitee. The advances to be made hereunder shall be paid by the Company to Indemnitee as soon as practicable but in any event no later than 30 days after written demand by Indemnitee therefor to the Company. Indemnitee hereby agrees to repay to the Company all amounts advanced to Indemnitee hereunder if it is ultimately determined that Indemnitee is not entitled to indemnification hereunder. The Company's obligation to advance Expenses shall terminate with respect to any Claim as to which the Indemnitee shall have entered a plea of guilty or *nolo contendere,* or an equivalent plea acknowledging guilt.

(b) *Notice/Cooperation by Indemnitee.* Indemnitee shall, as a condition precedent to Indemnitee's right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any Claim made against Indemnitee for which indemnification will or could be sought under this Agreement; provided however that the failure to so provide notice to the Company shall not relieve the Company from any liability that it may have to Indemnitee hereunder unless the Company's ability to participate in the defense of such claim was materially and adversely affected by such failure. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the headquarters office of the Company (or such other address as the Company shall designate in writing to Indemnitee). In addition, Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power, to the extent that doing so is consistent with the exercise of the Indemnitee's rights under the federal and state Constitutions. The Company shall provide Indemnitee with such information and cooperation as Indemnitee may reasonably require, to the extent that doing so is consistent with the Company's obligation to cooperate with regulatory or law enforcement agencies. Indemnitee understands that such obligation may include, as deemed necessary or advisable by the Company, a waiver of any attorney-client or other privilege held by the Company.

(c) *No Presumptions; Burden of Proof.* For purposes of this Agreement, the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of *nolo contendere,* or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

(d) *Notice to Insurers.* If, at the time of the receipt by the Company of a notice of a Claim pursuant to Section 3(b) hereof, the Company has liability insurance in effect which may cover such Claim, the Company shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Claim in accordance with the terms of such policies. The Company shall keep Indemnitee reasonably informed as to the status of all relevant insurance matters.

(e) *Selection of Counsel.* In the event the Company shall be obligated hereunder to pay the Expenses of any Claim the Company, if appropriate, shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee (not to be unreasonably withheld) upon the delivery to Indemnitee of written notice of the Company's election so to do. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Claim; provided that, (i) Indemnitee shall have the right to employ Indemnitee's separate counsel in any such Claim at Indemnitee's Expense, and (ii) if (A) the employment of separate counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of any such defense, or (C) the Company shall not continue to retain such counsel to defend such Claim, then the fees and Expenses of Indemnitee's separate counsel shall be at the Expense of the Company.

4. *Additional Indemnification Rights; Non-Exclusivity.*

(a) *Scope.* The Company hereby agrees to indemnify the Indemnitee to the fullest extent permitted by law, notwithstanding that such indemnification is not specifically authorized by the other provisions of this Agreement, the Company's Articles of Incorporation, the Company's Bylaws (as now or hereafter in effect) or by statute. In the event of any change after the date of this Agreement in any applicable law, statute or rule which expands the right of a Colorado corporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of a Colorado corporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 9(a) hereof.

(b) *Non-Exclusivity.* The indemnification provided by this Agreement shall be in addition to any rights to which Indemnitee may be entitled under the Company's Articles of Incorporation, its Bylaws (as now hereafter in effect), any other agreement, any vote of stockholders or disinterested directors, the Colorado Business Corporation Act, or otherwise. The indemnification provided under this Agreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity even though Indemnitee may have ceased to serve in such capacity.

5. *No Duplication of Payments.* The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, provision of the Company's Articles of Incorporation, Bylaw (as now or hereafter in effect) or otherwise) of the amounts otherwise indemnifiable hereunder.

6. *Partial Indemnification.* If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled.

7. *No Imputation.* The knowledge or actions, or failure to act, of any director, officer, agent or employee of the Company or the Company itself shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

8. *Liability Insurance.* For the duration of Indemnitee's service as a director or officer or other agent of the Company, and thereafter for so long as Indemnitee shall be subject to any pending or possible Claim by reason of any Indemnifiable Event, the Company shall use reasonable efforts, taking into account the scope and amount of coverage available relative to the cost thereof, to obtain and maintain in effect policies of liability insurance providing coverage for directors and officers of the Company. Indemnitee acknowledges that at the date hereof, the Company does not maintain such a policy in effect. To the extent the Company in the future maintains liability insurance applicable to directors, officers, employees, agents or fiduciaries, Indemnitee shall be covered by such policies in such a manner as to provide Indemnitee the same rights and benefits as are provided to the most favorably insured of the Company's directors, if Indemnitee is a director; or of the Company's officers, if

Indemnitee is not a director of the Company but is an officer; or of the Company's key employees, agents or fiduciaries, if Indemnitee is not an officer or director but is a key employee, agent or fiduciary.

9. *Exceptions.* Notwithstanding any other provision of this Agreement, the Company shall not be obligated pursuant to the terms of this Agreement:

(a) *Excluded Action or Omissions.* To indemnify Indemnitee for acts, omissions or transactions if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is prohibited by applicable law.

(b) *Claims Initiated by Indemnitee.* To indemnify or advance Expenses to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, except (i) with respect to actions or proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement or insurance policy or under the Company's Articles of Incorporation or Bylaws now or hereafter in effect relating to Claims for Indemnifiable Events, (ii) in specific cases if the Board of Directors has approved the initiation or bringing of such Claim, or (iii) as otherwise required under the Colorado Business Corporation Act, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advance Expense payment or insurance recovery, as the case may be.

(c) *Lack of Good Faith.* To indemnify Indemnitee for any Expenses incurred by the Indemnitee with respect to any proceeding instituted by Indemnitee to enforce or interpret this Agreement, if a court of competent jurisdiction determines that each of the material assertions made by the Indemnitee in such proceeding was not made in good faith or was frivolous.

(d) *Claims Under Section 16(b).* To indemnify Indemnitee for expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute; provided that the Company shall advance expenses in connection with Indemnitee's defense of a claim under Section 16(b), which advances shall be repaid to the Company if it is ultimately determined that Indemnitee is not entitled to indemnification of such expenses.

10. *Period of Limitations.* No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company against Indemnitee, Indemnitee's estate, spouse, heirs, executors or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, and any claim or cause of action of the Company shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two-year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action, such shorter period shall govern.

11. *Counterparts.* This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

12. *Binding Effect; Successors and Assigns.* This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), spouses, heirs and personal and legal representatives. The Company shall require and cause any successor (whether direct or indirect, and whether by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as a director, officer, employee, agent or fiduciary (as applicable) of the Company or of any other enterprise at the Company's request.

13. *Attorneys' Fees.* In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by the Company to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee with respect to such action, regardless of whether Indemnitee is ultimately successful in such action, and shall be entitled to the advancement of Expenses with respect to such action, unless as a part of such action a court of competent jurisdiction over such action determines that each of the material assertions made by Indemnitee as a basis for such action was not made in good faith or was frivolous. In the event of an action instituted by or in the name of the Company under this Agreement to

enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee in defense of such action (including costs and Expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), and shall be entitled to the advancement of Expenses with respect to such action.

14. *Notice.* All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and signed for by the party addressed, on the date of such delivery, or (ii) if mailed by domestic certified or registered mail with postage prepaid, on the third business day after the date postmarked. The address for notice to Indemnitee is as shown on the signature page of this Agreement, and the address for the Company is its headquarters office, or as subsequently modified by either party by written notice.

15. *Consent to Jurisdiction.* The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the State of Colorado for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in an appropriate court with jurisdiction within the State of Colorado, which shall be the exclusive and only proper forum for adjudicating such a claim.

16. *Severability.* The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

17. *Choice of Law.* This Agreement shall be governed by and its provisions construed and enforced in accordance with the laws of the State of Colorado as applied to contracts between Colorado residents entered into and to be performed entirely within the State of Colorado.

18. *Subrogation.* In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

19. *Amendment and Termination.* Due to the uncertain application of any statutes of limitations that may govern any Claim, this Agreement shall be of indefinite duration. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

20. *Integration and Entire Agreement.* This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

21. *No Construction as Employment Agreement.* Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ of the Company or any of its subsidiaries or affiliated entities.

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IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement to be effective as of the date first above written.

ZenVault Medical Corporation

By: ______________________

Title: CHAIRMAN

AGREED TO AND ACCEPTED

INDEMNITEE:

____
(signature)

____
Alan S. Gin

308 42nd Avenue, San Mateo, California 94403
(address)

Exhibit 6.8

INDEMNIFICATION AGREEMENT

This Indemnification Agreement ("Agreement") is effective as of August 1, 2011, by and between ZenVault Medical Corporation, a Colorado corporation (the "Company" or "ZenVault"), and Keith T. Fukuhara ("Indemnitee").

WHEREAS, in order to induce Indemnitee to provide, or continue to provide, services to the Company, the Company wishes to provide for the indemnification of, and advancement of expenses to, Indemnitee to the maximum extent permitted by law;

WHEREAS, Indemnitee does not regard the current protection available as adequate under the present circumstances, and the Indemnitee may not be willing to continue to serve in such capacity without additional protection;

WHEREAS, the Company and Indemnitee recognize the continued difficulty in obtaining liability insurance for the Company's directors, officers, employees, agents and fiduciaries, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance;

WHEREAS, the Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks at the same time as the availability and coverage of liability insurance has been severely limited; and

WHEREAS, it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, Indemnitee to the fullest extent permitted by applicable law so that Indemnitee will serve or continue to serve the Company free from undue concern that he will not be so indemnified.

NOW, THEREFORE, in consideration of the foregoing and Indemnitee's agreement to provide, or continue to provide, services to the Company, the Company and Indemnitee hereby agree as set forth below.

1. *Certain Definitions.*

(a) "Change in Control" shall mean, and shall be deemed to have occurred if, on or after the date of this Agreement, (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company acting in such capacity or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing more than 20% of the total voting power represented by the Company's then outstanding Voting Securities, (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 80% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of related transactions) all or substantially all of the Company's assets.

(b) "Claim" shall mean any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that Indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, whether formal or informal, investigative or other.

(c) References to the "Company" shall include, in addition to ZenVault Medical Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to which ZenVault Medical Corporation (or any of its wholly owned subsidiaries) is a party which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, agents or fiduciaries, so that if Indemnitee is or was a director, officer, employee, agent or fiduciary of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

(d) "Expenses" shall mean any and all expenses (including attorneys' fees, expert witness fees, and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or to participate in, any action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation, whether formal or informal), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of any Claim regarding any Indemnifiable Event and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement.

(e) "Expense Advance" shall mean an advance payment of Expenses to Indemnitee pursuant to Section 3(a).

(f) "Indemnifiable Event" shall mean any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee, agent or fiduciary of the Company, or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of Indemnitee while serving in such capacity.

(g) "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provisions of Section 2(b) hereof, who shall not have otherwise performed services for the Company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other indemnitees under similar indemnity agreements).

(h) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on Indemnitee with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, officer, employee, agent or fiduciary of the Company which imposes duties on, or involves services by, such director, officer, employee, agent or fiduciary with respect to an employee benefit plan, its participants or its beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement.

(i) "Voting Securities" shall mean any securities of the Company that vote generally in the election of directors.

2. *Indemnification.*

(a) *Indemnification of Expenses.* The Company shall indemnify Indemnitee to the fullest extent permitted by law if Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any Claim by reason of (or arising in part out of) any Indemnifiable Event against Expenses, including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses. Such payment of Expenses shall be made by the Company as soon as practicable but in any event no later than five (5) business days after written demand by Indemnitee therefor is presented to the Company.

(b) *Change in Control.* The Company agrees that if there is a Change in Control of the Company (other than a Change in Control which has been approved by a majority of the Company's Board of Directors who were directors immediately prior to such Change in Control), then with respect to all matters thereafter arising concerning the rights of Indemnitee to payments of Expenses and Expense Advances under this Agreement or

any other agreement or under the Company's Articles of Incorporation or Bylaws as now or hereafter in effect, Independent Legal Counsel, if desired by Indemnitee, shall be selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to indemnify fully such counsel against any and all Expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto. Notwithstanding any other provision of this Agreement, the Company shall not be required to pay Expenses of more than one Independent Legal Counsel in connection with all matters concerning a single Indemnitee, and such Independent Legal Counsel shall be the Independent Legal Counsel for any or all other Indemnitees unless (i) the Company otherwise determines, or (ii) any Indemnitee shall provide a written statement setting forth in detail a reasonable objection to such Independent Legal Counsel representing other Indemnitees.

(c) *Mandatory Payment of Expenses.* Notwithstanding any other provision of this Agreement other than Section 9 hereof, to the extent that Indemnitee has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any Claim regarding any Indemnifiable Event, Indemnitee shall be indemnified against all Expenses incurred by Indemnitee in connection therewith.

3. *Expenses; Indemnification Procedure.*

(a) *Advancement of Expenses.* The Company shall advance all Expenses incurred by Indemnitee. The advances to be made hereunder shall be paid by the Company to Indemnitee as soon as practicable but in any event no later than 30 days after written demand by Indemnitee therefor to the Company. Indemnitee hereby agrees to repay to the Company all amounts advanced to Indemnitee hereunder if it is ultimately determined that Indemnitee is not entitled to indemnification hereunder. The Company's obligation to advance Expenses shall terminate with respect to any Claim as to which the Indemnitee shall have entered a plea of guilty or *nolo contendere,* or an equivalent plea acknowledging guilt.

(b) *Notice/Cooperation by Indemnitee.* Indemnitee shall, as a condition precedent to Indemnitee's right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any Claim made against Indemnitee for which indemnification will or could be sought under this Agreement; provided however that the failure to so provide notice to the Company shall not relieve the Company from any liability that it may have to Indemnitee hereunder unless the Company's ability to participate in the defense of such claim was materially and adversely affected by such failure. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the headquarters office of the Company (or such other address as the Company shall designate in writing to Indemnitee). In addition, Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power, to the extent that doing so is consistent with the exercise of the Indemnitee's rights under the federal and state Constitutions. The Company shall provide Indemnitee with such information and cooperation as Indemnitee may reasonably require, to the extent that doing so is consistent with the Company's obligation to cooperate with regulatory or law enforcement agencies. Indemnitee understands that such obligation may include, as deemed necessary or advisable by the Company, a waiver of any attorney-client or other privilege held by the Company.

(c) *No Presumptions; Burden of Proof.* For purposes of this Agreement, the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of *nolo contendere,* or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

(d) *Notice to Insurers.* If, at the time of the receipt by the Company of a notice of a Claim pursuant to Section 3(b) hereof, the Company has liability insurance in effect which may cover such Claim, the Company shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Claim in accordance with the terms of such policies. The Company shall keep Indemnitee reasonably informed as to the status of all relevant insurance matters.

(e) *Selection of Counsel.* In the event the Company shall be obligated hereunder to pay the Expenses of any Claim the Company, if appropriate, shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee (not to be unreasonably withheld) upon the delivery to Indemnitee of written notice of the Company's election so to do. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Claim; provided that, (i) Indemnitee shall have the right to employ Indemnitee's separate counsel in any such Claim at Indemnitee's Expense, and (ii) if (A) the employment of separate counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of any such defense, or (C) the Company shall not continue to retain such counsel to defend such Claim, then the fees and Expenses of Indemnitee's separate counsel shall be at the Expense of the Company.

4. *Additional Indemnification Rights; Non-Exclusivity.*

(a) *Scope.* The Company hereby agrees to indemnify the Indemnitee to the fullest extent permitted by law, notwithstanding that such indemnification is not specifically authorized by the other provisions of this Agreement, the Company's Articles of Incorporation, the Company's Bylaws (as now or hereafter in effect) or by statute. In the event of any change after the date of this Agreement in any applicable law, statute or rule which expands the right of a Colorado corporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of a Colorado corporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 9(a) hereof.

(b) *Non-Exclusivity.* The indemnification provided by this Agreement shall be in addition to any rights to which Indemnitee may be entitled under the Company's Articles of Incorporation, its Bylaws (as now hereafter in effect), any other agreement, any vote of stockholders or disinterested directors, the Colorado Business Corporation Act, or otherwise. The indemnification provided under this Agreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity even though Indemnitee may have ceased to serve in such capacity.

5. *No Duplication of Payments.* The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, provision of the Company's Articles of Incorporation, Bylaw (as now or hereafter in effect) or otherwise) of the amounts otherwise indemnifiable hereunder.

6. *Partial Indemnification.* If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled.

7. *No Imputation.* The knowledge or actions, or failure to act, of any director, officer, agent or employee of the Company or the Company itself shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

8. *Liability Insurance.* For the duration of Indemnitee's service as a director or officer or other agent of the Company, and thereafter for so long as Indemnitee shall be subject to any pending or possible Claim by reason of any Indemnifiable Event, the Company shall use reasonable efforts, taking into account the scope and amount of coverage available relative to the cost thereof, to obtain and maintain in effect policies of liability insurance providing coverage for directors and officers of the Company. Indemnitee acknowledges that at the date hereof, the Company does not maintain such a policy in effect. To the extent the Company in the future maintains liability insurance applicable to directors, officers, employees, agents or fiduciaries, Indemnitee shall be covered by such policies in such a manner as to provide Indemnitee the same rights and benefits as are provided to the most

favorably insured of the Company's directors, if Indemnitee is a director; or of the Company's officers, if Indemnitee is not a director of the Company but is an officer; or of the Company's key employees, agents or fiduciaries, if Indemnitee is not an officer or director but is a key employee, agent or fiduciary.

9. *Exceptions.* Notwithstanding any other provision of this Agreement, the Company shall not be obligated pursuant to the terms of this Agreement:

(a) *Excluded Action or Omissions.* To indemnify Indemnitee for acts, omissions or transactions if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is prohibited by applicable law.

(b) *Claims Initiated by Indemnitee.* To indemnify or advance Expenses to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, except (i) with respect to actions or proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement or insurance policy or under the Company's Articles of Incorporation or Bylaws now or hereafter in effect relating to Claims for Indemnifiable Events, (ii) in specific cases if the Board of Directors has approved the initiation or bringing of such Claim, or (iii) as otherwise required under the Colorado Business Corporation Act, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advance Expense payment or insurance recovery, as the case may be.

(c) *Lack of Good Faith.* To indemnify Indemnitee for any Expenses incurred by the Indemnitee with respect to any proceeding instituted by Indemnitee to enforce or interpret this Agreement, if a court of competent jurisdiction determines that each of the material assertions made by the Indemnitee in such proceeding was not made in good faith or was frivolous.

(d) *Claims Under Section 16(b).* To indemnify Indemnitee for expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute; provided that the Company shall advance expenses in connection with Indemnitee's defense of a claim under Section 16(b), which advances shall be repaid to the Company if it is ultimately determined that Indemnitee is not entitled to indemnification of such expenses.

10. *Period of Limitations.* No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company against Indemnitee, Indemnitee's estate, spouse, heirs, executors or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, and any claim or cause of action of the Company shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two-year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action, such shorter period shall govern.

11. *Counterparts.* This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

12. *Binding Effect; Successors and Assigns.* This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), spouses, heirs and personal and legal representatives. The Company shall require and cause any successor (whether direct or indirect, and whether by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as a director, officer, employee, agent or fiduciary (as applicable) of the Company or of any other enterprise at the Company's request.

13. *Attorneys' Fees.* In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by the Company to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee with respect to such action, regardless of whether Indemnitee is ultimately successful in such action, and shall be entitled to the advancement of Expenses with respect to such action, unless as a part of such action a court of competent jurisdiction over such action

determines that each of the material assertions made by Indemnitee as a basis for such action was not made in good faith or was frivolous. In the event of an action instituted by or in the name of the Company under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee in defense of such action (including costs and Expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), and shall be entitled to the advancement of Expenses with respect to such action.

14. *Notice.* All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and signed for by the party addressed, on the date of such delivery, or (ii) if mailed by domestic certified or registered mail with postage prepaid, on the third business day after the date postmarked. The address for notice to Indemnitee is as shown on the signature page of this Agreement, and the address for the Company is its headquarters office, or as subsequently modified by either party by written notice.

15. *Consent to Jurisdiction.* The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the State of Colorado for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in an appropriate court with jurisdiction within the State of Colorado, which shall be the exclusive and only proper forum for adjudicating such a claim.

16. *Severability.* The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

17. *Choice of Law.* This Agreement shall be governed by and its provisions construed and enforced in accordance with the laws of the State of Colorado as applied to contracts between Colorado residents entered into and to be performed entirely within the State of Colorado.

18. *Subrogation.* In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

19. *Amendment and Termination.* Due to the uncertain application of any statutes of limitations that may govern any Claim, this Agreement shall be of indefinite duration. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

20. *Integration and Entire Agreement.* This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

21. *No Construction as Employment Agreement.* Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ of the Company or any of its subsidiaries or affiliated entities.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement to be effective as of the date first above written.

ZenVault Medical Corporation

By: ______________________

Title: CEO

AGREED TO AND ACCEPTED

INDEMNITEE:

____
(signature)

____
Keith T. Fukuhara

308 42nd Avenue, San Mateo, California 94403
(address)

Exhibit 6.9

INDEMNIFICATION AGREEMENT

This Indemnification Agreement ("Agreement") is effective as of August 1, 2011, by and between ZenVault Medical Corporation, a Colorado corporation (the "Company" or "ZenVault"), and Bradley J. Claus ("Indemnitee").

WHEREAS, in order to induce Indemnitee to provide, or continue to provide, services to the Company, the Company wishes to provide for the indemnification of, and advancement of expenses to, Indemnitee to the maximum extent permitted by law;

WHEREAS, Indemnitee does not regard the current protection available as adequate under the present circumstances, and the Indemnitee may not be willing to continue to serve in such capacity without additional protection;

WHEREAS, the Company and Indemnitee recognize the continued difficulty in obtaining liability insurance for the Company's directors, officers, employees, agents and fiduciaries, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance;

WHEREAS, the Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks at the same time as the availability and coverage of liability insurance has been severely limited; and

WHEREAS, it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, Indemnitee to the fullest extent permitted by applicable law so that Indemnitee will serve or continue to serve the Company free from undue concern that he will not be so indemnified.

NOW, THEREFORE, in consideration of the foregoing and Indemnitee's agreement to provide, or continue to provide, services to the Company, the Company and Indemnitee hereby agree as set forth below.

1. *Certain Definitions.*

(a) "Change in Control" shall mean, and shall be deemed to have occurred if, on or after the date of this Agreement, (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company acting in such capacity or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing more than 20% of the total voting power represented by the Company's then outstanding Voting Securities, (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 80% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of related transactions) all or substantially all of the Company's assets.

(b) "Claim" shall mean any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that Indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, whether formal or informal, investigative or other.

(c) References to the "Company" shall include, in addition to ZenVault Medical Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to

which ZenVault Medical Corporation (or any of its wholly owned subsidiaries) is a party which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, agents or fiduciaries, so that if Indemnitee is or was a director, officer, employee, agent or fiduciary of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

(d) "Expenses" shall mean any and all expenses (including attorneys' fees, expert witness fees, and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, to be a witness in or to participate in, any action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation, whether formal or informal), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of any Claim regarding any Indemnifiable Event and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement.

(e) "Expense Advance" shall mean an advance payment of Expenses to Indemnitee pursuant to Section 3(a).

(f) "Indemnifiable Event" shall mean any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee, agent or fiduciary of the Company, or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of Indemnitee while serving in such capacity.

(g) "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provisions of Section 2(b) hereof, who shall not have otherwise performed services for the Company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other indemnitees under similar indemnity agreements).

(h) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on Indemnitee with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, officer, employee, agent or fiduciary of the Company which imposes duties on, or involves services by, such director, officer, employee, agent or fiduciary with respect to an employee benefit plan, its participants or its beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement.

(i) "Voting Securities" shall mean any securities of the Company that vote generally in the election of directors.

2. *Indemnification.*

(a) *Indemnification of Expenses.* The Company shall indemnify Indemnitee to the fullest extent permitted by law if Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any Claim by reason of (or arising in part out of) any Indemnifiable Event against Expenses, including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses. Such payment of Expenses shall be made by the Company as soon as practicable but in any event no later than five (5) business days after written demand by Indemnitee therefor is presented to the Company.

(b) *Change in Control.* The Company agrees that if there is a Change in Control of the Company (other than a Change in Control which has been approved by a majority of the Company's Board of Directors who were directors immediately prior to such Change in Control), then with respect to all matters thereafter arising concerning the rights of Indemnitee to payments of Expenses and Expense Advances under this Agreement or

any other agreement or under the Company's Articles of Incorporation or Bylaws as now or hereafter in effect, Independent Legal Counsel, if desired by Indemnitee, shall be selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to indemnify fully such counsel against any and all Expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto. Notwithstanding any other provision of this Agreement, the Company shall not be required to pay Expenses of more than one Independent Legal Counsel in connection with all matters concerning a single Indemnitee, and such Independent Legal Counsel shall be the Independent Legal Counsel for any or all other Indemnitees unless (i) the Company otherwise determines, or (ii) any Indemnitee shall provide a written statement setting forth in detail a reasonable objection to such Independent Legal Counsel representing other Indemnitees.

(c) *Mandatory Payment of Expenses.* Notwithstanding any other provision of this Agreement other than Section 9 hereof, to the extent that Indemnitee has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any Claim regarding any Indemnifiable Event, Indemnitee shall be indemnified against all Expenses incurred by Indemnitee in connection therewith.

3. *Expenses; Indemnification Procedure.*

(a) *Advancement of Expenses.* The Company shall advance all Expenses incurred by Indemnitee. The advances to be made hereunder shall be paid by the Company to Indemnitee as soon as practicable but in any event no later than 30 days after written demand by Indemnitee therefor to the Company. Indemnitee hereby agrees to repay to the Company all amounts advanced to Indemnitee hereunder if it is ultimately determined that Indemnitee is not entitled to indemnification hereunder. The Company's obligation to advance Expenses shall terminate with respect to any Claim as to which the Indemnitee shall have entered a plea of guilty or *nolo contendere,* or an equivalent plea acknowledging guilt.

(b) *Notice/Cooperation by Indemnitee.* Indemnitee shall, as a condition precedent to Indemnitee's right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any Claim made against Indemnitee for which indemnification will or could be sought under this Agreement; provided however that the failure to so provide notice to the Company shall not relieve the Company from any liability that it may have to Indemnitee hereunder unless the Company's ability to participate in the defense of such claim was materially and adversely affected by such failure. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the headquarters office of the Company (or such other address as the Company shall designate in writing to Indemnitee). In addition, Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power, to the extent that doing so is consistent with the exercise of the Indemnitee's rights under the federal and state Constitutions. The Company shall provide Indemnitee with such information and cooperation as Indemnitee may reasonably require, to the extent that doing so is consistent with the Company's obligation to cooperate with regulatory or law enforcement agencies. Indemnitee understands that such obligation may include, as deemed necessary or advisable by the Company, a waiver of any attorney-client or other privilege held by the Company.

(c) *No Presumptions; Burden of Proof.* For purposes of this Agreement, the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of *nolo contendere,* or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

(d) *Notice to Insurers.* If, at the time of the receipt by the Company of a notice of a Claim pursuant to Section 3(b) hereof, the Company has liability insurance in effect which may cover such Claim, the Company shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Claim in accordance with the terms of such policies. The Company shall keep Indemnitee reasonably informed as to the status of all relevant insurance matters.

(e) *Selection of Counsel.* In the event the Company shall be obligated hereunder to pay the Expenses of any Claim the Company, if appropriate, shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee (not to be unreasonably withheld) upon the delivery to Indemnitee of written notice of the Company's election so to do. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Claim; provided that, (i) Indemnitee shall have the right to employ Indemnitee's separate counsel in any such Claim at Indemnitee's Expense, and (ii) if (A) the employment of separate counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of any such defense, or (C) the Company shall not continue to retain such counsel to defend such Claim, then the fees and Expenses of Indemnitee's separate counsel shall be at the Expense of the Company.

4. *Additional Indemnification Rights; Non-Exclusivity.*

(a) *Scope.* The Company hereby agrees to indemnify the Indemnitee to the fullest extent permitted by law, notwithstanding that such indemnification is not specifically authorized by the other provisions of this Agreement, the Company's Articles of Incorporation, the Company's Bylaws (as now or hereafter in effect) or by statute. In the event of any change after the date of this Agreement in any applicable law, statute or rule which expands the right of a Colorado corporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of a Colorado corporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 9(a) hereof.

(b) *Non-Exclusivity.* The indemnification provided by this Agreement shall be in addition to any rights to which Indemnitee may be entitled under the Company's Articles of Incorporation, its Bylaws (as now hereafter in effect), any other agreement, any vote of stockholders or disinterested directors, the Colorado Business Corporation Act, or otherwise. The indemnification provided under this Agreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity even though Indemnitee may have ceased to serve in such capacity.

5. *No Duplication of Payments.* The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, provision of the Company's Articles of Incorporation, Bylaw (as now or hereafter in effect) or otherwise) of the amounts otherwise indemnifiable hereunder.

6. *Partial Indemnification.* If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled.

7. *No Imputation.* The knowledge or actions, or failure to act, of any director, officer, agent or employee of the Company or the Company itself shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

8. *Liability Insurance.* For the duration of Indemnitee's service as a director or officer or other agent of the Company, and thereafter for so long as Indemnitee shall be subject to any pending or possible Claim by reason of any Indemnifiable Event, the Company shall use reasonable efforts, taking into account the scope and amount of coverage available relative to the cost thereof, to obtain and maintain in effect policies of liability insurance providing coverage for directors and officers of the Company. Indemnitee acknowledges that at the date hereof, the Company does not maintain such a policy in effect. To the extent the Company in the future maintains liability insurance applicable to directors, officers, employees, agents or fiduciaries, Indemnitee shall be covered by such policies in such a manner as to provide Indemnitee the same rights and benefits as are provided to the most favorably insured of the Company's directors, if Indemnitee is a director; or of the Company's officers, if

Indemnitee is not a director of the Company but is an officer; or of the Company's key employees, agents or fiduciaries, if Indemnitee is not an officer or director but is a key employee, agent or fiduciary.

9. *Exceptions.* Notwithstanding any other provision of this Agreement, the Company shall not be obligated pursuant to the terms of this Agreement:

(a) *Excluded Action or Omissions.* To indemnify Indemnitee for acts, omissions or transactions if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is prohibited by applicable law.

(b) *Claims Initiated by Indemnitee.* To indemnify or advance Expenses to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, except (i) with respect to actions or proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement or insurance policy or under the Company's Articles of Incorporation or Bylaws now or hereafter in effect relating to Claims for Indemnifiable Events, (ii) in specific cases if the Board of Directors has approved the initiation or bringing of such Claim, or (iii) as otherwise required under the Colorado Business Corporation Act, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advance Expense payment or insurance recovery, as the case may be.

(c) *Lack of Good Faith.* To indemnify Indemnitee for any Expenses incurred by the Indemnitee with respect to any proceeding instituted by Indemnitee to enforce or interpret this Agreement, if a court of competent jurisdiction determines that each of the material assertions made by the Indemnitee in such proceeding was not made in good faith or was frivolous.

(d) *Claims Under Section 16(b).* To indemnify Indemnitee for expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute; provided that the Company shall advance expenses in connection with Indemnitee's defense of a claim under Section 16(b), which advances shall be repaid to the Company if it is ultimately determined that Indemnitee is not entitled to indemnification of such expenses.

10. *Period of Limitations.* No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company against Indemnitee, Indemnitee's estate, spouse, heirs, executors or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, and any claim or cause of action of the Company shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two-year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action, such shorter period shall govern.

11. *Counterparts.* This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

12. *Binding Effect; Successors and Assigns.* This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), spouses, heirs and personal and legal representatives. The Company shall require and cause any successor (whether direct or indirect, and whether by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as a director, officer, employee, agent or fiduciary (as applicable) of the Company or of any other enterprise at the Company's request.

13. *Attorneys' Fees.* In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by the Company to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee with respect to such action, regardless of whether Indemnitee is ultimately successful in such action, and shall be entitled to the advancement of Expenses with respect to such action, unless as a part of such action a court of competent jurisdiction over such action determines that each of the material assertions made by Indemnitee as a basis for such action was not made in good faith or was frivolous. In the event of an action instituted by or in the name of the Company under this Agreement to

enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee in defense of such action (including costs and Expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), and shall be entitled to the advancement of Expenses with respect to such action.

14. *Notice.* All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and signed for by the party addressed, on the date of such delivery, or (ii) if mailed by domestic certified or registered mail with postage prepaid, on the third business day after the date postmarked. The address for notice to Indemnitee is as shown on the signature page of this Agreement, and the address for the Company is its headquarters office, or as subsequently modified by either party by written notice.

15. *Consent to Jurisdiction.* The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the State of Colorado for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in an appropriate court with jurisdiction within the State of Colorado, which shall be the exclusive and only proper forum for adjudicating such a claim.

16. *Severability.* The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

17. *Choice of Law.* This Agreement shall be governed by and its provisions construed and enforced in accordance with the laws of the State of Colorado as applied to contracts between Colorado residents entered into and to be performed entirely within the State of Colorado.

18. *Subrogation.* In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

19. *Amendment and Termination.* Due to the uncertain application of any statutes of limitations that may govern any Claim, this Agreement shall be of indefinite duration. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

20. *Integration and Entire Agreement.* This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

21. *No Construction as Employment Agreement.* Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ of the Company or any of its subsidiaries or affiliated entities.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement to be effective as of the date first above written.

ZenVault Medical Corporation

By: ______________________

Title: CHAIRMAN

AGREED TO AND ACCEPTED

INDEMNITEE:

____
(signature)

Bradley J. Claus
Bradley J. Claus

6825 South Galena St., Suite 301, Centennial Colorado, 80112
(address)


ZENVAULT
MEDICAL

RESELLER DISTRIBUTION AGREEMENT

This RESELLER DISTRIBUTION AGREEMENT (hereinafter "Agreement") is entered into effective January 10, 2011 (the "Effective Date") by and between ZENVAULT MEDICAL CORPORATION, a Colorado corporation, with a principal place of business at 450 East Happy Canyon Rd., Castle Rock, CO 80108 (hereinafter referred to as "ZenVault"), and MDe Solutions LLC, a Georgia limited liability company at 3200 Downwood Circle, Atlanta, GA 30312, (hereinafter referred to as "Reseller"). Each of ZenVault and Reseller may be referred to individually herein as a "Party," and collectively referred to herein as the "Parties."

WHEREAS, ZenVault is a leading-edge software company offering secure off-site digital storage of personal medical records, and offers subscription services to customers. ZenVault is currently engaged an expansion of its business model in an effort to create greater efficiencies, profitability and effectiveness. As part of its growth strategy, ZenVault will contract, on a non-exclusive basis, with selected Resellers to secure additional customer and subscribers; and

WHEREAS, Reseller desires to obtain from ZenVault certain rights to distribute, to license , and to modify the Licensed Product to create a private label portal and service offering for one or more companies (hereinafter referred to as a "Third Party," defined again below);

WHEREAS, Reseller and ZenVault acknowledge that the ZenVault portal requires this Reseller Agreement from ZenVault and a separate software license from ZeroNines Technology, Inc. (hereinafter "ZeroNines") to operate effectively. The separate agreement between ZeroNines and Reseller is concurrently in force with this Agreement;

NOW, THEREFORE, in consideration of the obligations and agreements herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Reseller and ZenVault hereby agree as follows:

1.0 DEFINITIONS.

When used in this Agreement, the capitalized terms listed below shall have the following meanings:

1.1 **"Change in Control"** means the occurrence of any of the following events: (a) any consolidation or merger of Reseller with or into any other entity in which the holders of Reseller's outstanding ownership interests immediately before such consolidation or merger do not, immediately after such consolidation or merger, retain said ownership interests representing a majority of the voting power of the surviving entity or ownership representing a majority of the voting power of an entity that wholly owns, directly or indirectly, the surviving entity; (b) the sale, transfer or assignment of securities of Reseller representing a majority of the voting power of all of Reseller's outstanding voting securities to an acquiring party or group; or (c) the sale of all or substantially all Reseller's assets. Notwithstanding the foregoing, any financing of a Party by one or more venture capital firms or similar institutions will not be considered a "Change of Control."

1.2 **"Code"** shall mean computer instructions.

1.2.1 **"Object Code"** shall mean Code, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing but without the intervening steps of compilation or assembly.

1.2.2 **"Source Code"** shall mean Code, other than Object Code, and related system documentation, comments and procedural Code such as job control language, which may be printed out or displayed in human readable form.

1.3 **"Confidential Information"** shall mean all materials of the Parties defined as Confidential Information in the Mutual Nondisclosure Agreement attached hereto and made a part hereof as Exhibit "A." For purposes of this Agreement , the Confidential Information of the Parties shall include, without limitation, the Licensed Software; those portions of the Documentation not intended for public release; operating and cost data; sales and pricing data; marketing, financial and other business plans; know-how; technology; inventions; lines of research and development previously undertaken, in process or planned and the results thereof; identities of customers; Third Party customers; third party proprietary information licensed to or in the possession of the Parties; and special customer requirements.

1.4 **"Derivative Works"** shall mean a work that is based on one or more preexisting works, such as a revision, enhancement, modification, translation, abridgment, condensation, expansion, or any other form in which such preexisting works may be recast, transformed, or adapted, and that, if prepared without authorization of the owner of the copyright in such preexisting work, would constitute a copyright infringement under applicable law.

1.5 **"Developer"** shall mean an employee, temporary employee or contractor of Reseller authorized pursuant to this Agreement to use the Development Software to develop software applications for Reseller or Customer, which applications include, are reliant upon, derived from, or otherwise would not exist or execute without the use of the Development Software and/or the Licensed Software.

1.6 **"Documentation"** shall mean the materials provided by ZenVault to Reseller, whether provided in hardcopy or electronic form, including not but limited to: reference guides; end-user and installation manuals that describe the operation of the Licensed Software.

1.7 **"End User"** is an individual user who has entered into an agreement with a Third Party or with Reseller for use of the ZenVault Private Label Portal with the intention of storing medical records and other vital documents in the encrypted vault. In the event of any confusion in this Agreement between the interpretation or use of the words "End User" or "Customer," it is the express intent of this Agreement for Reseller to collect, on behalf of ZenVault, a monthly fee from each and every End User or individual using any Private Labeled ZenVault product offering (who may be either a customer of a Third Party or Reseller; any Third Party is, technically a customer of Reseller).

1.8 **"Intellectual Property Rights"** shall mean any patents, patent applications, copyright, know-how, trade secrets, moral rights or other intellectual property rights. In the case of the Licensed Software, all rights are owned exclusively by either ZenVault or ZeroNines Technology, Inc. ZeroNines Technology, Inc. (hereinafter "ZeroNines") is a principal shareholder of ZenVault; ZenVault is under license with ZeroNines for use of proprietary software which is the subject of a separate license agreement between Reseller and ZeroNines.

1.9 **"ZeroNines Licensed Software" or "Licensed Software"** shall mean the Object Code version of ZeroNines' software programs and any related Documentation, including any Release or Version supplied by ZeroNines under its Agreement to Reseller, and any variation of the Licensed Software that may include custom written software or may be a Derivative Work of ZeroNines' Licensed Software. This Agreement does not contain the terms and conditions of use of the ZeroNines Licensed Software; For all other terms and conditions associated with the use, payment terms and other important rights and obligations involved in the use of the ZeroNines Licensed Software, please refer to ZeroNines' License Agreement separate from this Agreement.

1.10 **"Licensed Products"** shall mean products, equipment and services, including the Portal, provided by ZenVault to Reseller and to Reseller's Customers which (i) integrate, operate with or are bundled with the medical record archiving business, the subject of this Agreement.

1.11 **"Portal"** shall mean Front end access to ZenVault product.

1.12 **"Private Label(ing)"** shall, for the purposes of this Agreement, mean the permitted incorporation by Reseller of the features and technologies of the ZenVault Portal, software and business methods into a separate or a bundled product offering whether utilizing the "ZenVault" brand name or not with the intention of selling the "Private Label" service to End Users for a fee. By necessity, any Third Party portal or presence built by Reseller for use by the Third Party to reach End Users will also require payment and a license agreement for the Licensed Software. Reseller agrees in its agreements with any Third Party that all intellectual property rights of the Licensed Product and Licensed Software will be protected to the same degree as this Agreement between ZenVault and Reseller. There are no rights under this Agreement extended to Reseller for the resale of ZeroNines' Licensed Software as a separate product offering or as a software application EXCEPT in conjunction of the Private Labeling of ZenVault.

1.13 **"Release"** shall mean a version of the Licensed Software and/or related Documentation that improves performance or adds functionality and could be offered to customers for an additional charge, and is identified by the numeral to the left of the decimal point (*e.g.*, 1.0). For example, Release 2.0 would be more current than Release 1.0.

1.14 **"Reseller"** for purposes of this Agreement means MDe Solutions, a Georgia limited liability company.

1.15 "**Support Services**" shall mean responsibility for any and all End User service issues including without limitation, lock-outs for lack of payment, termination of accounts, password issues, basic customer instructional issues, first point of contact for operation of any features of the ZenVault portal or the add-on features incorporated by Reseller, and a reasonably manned call center and help line staffed proportionally according to the number of Customers.

1.16 **"Third Party"** shall mean a company or group of companies under contract or agreement with Reseller for the marketing of the ZenVault Licensed Product to its individual End users who enter into an End User Agreement to purchase a license to utilize the Portal.

1.17 **"Version"** shall mean an update of a Release that has incorporated incidental changes and is identified by the first numeral to the right of the decimal point (e.g., 1.1). For example, Version 2.2 would be more current than Version 2.1.

2.0 LICENSE TERMS AND RESELLER APPOINTMENT.

2.1 **Appointment.** ZenVault authorizes Reseller for the period commencing on the above date and ending on the date as further set forth in Section 13.1, below, the right to create Private Labeling of the ZenVault Licensed Products and to rebrand the ZenVault Licensed Products. Reseller accepts such appointment, and acknowledges that none of Reseller's officers, agents or employees is authorized to bind ZenVault in any capacity whatsoever. The relationship of the Parties in every phase and aspect of this Agreement is that of buyer-seller. Reseller has no defined territory, and ZenVault makes no promises or representations that it will not hire other Resellers under similar terms and conditions as this Agreement. ZenVault reserves the absolute right at any time, without notice, to increase or to decrease the number of Resellers.

2.1.1 **Reseller's Representations.** Reseller shall use its best efforts to sell and to promote the sale of the Private Label of the ZenVault Licensed Products. Reseller acknowledges its obligation to maintain the high standard associated with ZenVault and its products, and agrees to safeguard the interests of ZenVault and to use reasonable efforts to refrain from any conduct which would materially damage the image or reputation of the company or its products. Reseller shall use commercially reasonable efforts to give the best possible service to End Users.

2.1.2 **Fulfillment.** Reseller may select how it does its fulfillment to its End Users. ZenVault shall not be responsible or liable for any loss or damage to an End User's computer software, hardware, data center(s) or their business in general for any add-on software product or additional services that may be downloaded onto an End User's computer or server through the sale of ZenVault's services. ZenVault shall not be responsible for consequential or special damages to either Reseller or to End Users due to any cause that arises from the sale of a bundle of products and services that may include ZenVault.

2.2 **Grant of Distribution Rights.** ZenVault grants the Reseller a non-exclusive, and revocable right during the term to sell or to license and distribute Private Labeled ZenVault Licensed Products to Third Parties and their customers/clients who have executed written End User license agreements (and non-disclosure agreements as applicable) with said Third Parties . Under no circumstances may Reseller execute or represent in writing, verbally or in any other form of acknowledgment, any agreement binding ZenVault except as may be required to produce (or reproduce) the Private Label Licensed Products and to secure End Users, Reseller is strictly prohibited from copying and/or reproducing ZenVault's Licensed Products except as set forth herein. The End-User Agreement(s) used by

Reseller and Third Party(ies) shall be approved in advance by ZenVault (such approval shall not be unreasonable withheld) and may not be changed without the prior written consent of ZenVault.

2.3 Additional Obligations and Restrictions. Reseller agrees:

a. to allow only End Users to have access to and use the Private Labeled Licensed Products, and in accordance with the End User Agreement(s);

b. to sell features and to encourage potential End Users to use the Private Labeled Licensed Products only in accordance with the applicable Documentation and terms of the End User Agreement;

c. to only modify, reverse engineer, reverse compile or otherwise disassemble the Object Code of, or otherwise determine the Source Code for the ZenVault Licensed Products for the purposes of creating, modifying, enhancing and maintaining the Private Label ZenVault Licensed Products;

d. to only prepare or have prepared a Derivative Work of the Licensed Products for purposes of creating, modifying, enhancing and maintaining the Private Label ZenVault Licensed Products;

e. to only sell, license, sublicense, lend, lease, distribute or otherwise transfer the Private Label Licensed Products as authorized herein;

f. not to make or have made any copies of the Licensed Products except as needed in furtherance of Resellers rights and obligations under this Agreement;

g. to protect the ZenVault Licensed Products from any use, reproduction, publication, distribution or disclosure not specifically authorized by this Agreement;

h. That as long as ZenVault is not in default of this Agreement, to refrain from discussing with any competitor of ZenVault the ZenVault Licensed Product roadmap, current or future enhancements, competitive positioning, performance benchmarks or any other information that could be deemed harmful to ZenVault's competitive positioning if disclosed to third parties or competitors. This information may or may not be deemed confidential at the time of dissemination to Reseller's employees, agents or professional personnel.

2.4 Control and Installation Procedures. Installation of the ZenVault source code (and the necessary ZeroNines source code addressed separately) shall be by trained Reseller employees or agents. ZenVault shall provide such training to agents as requested by Reseller. Reseller shall monitor access to the ZenVault and ZeroNines source code and the equipment where it resides and will use commercially reasonable efforts to provide security from unauthorized access to the Source Code and Software. Reseller shall maintain a list of each person with security access to the Source Code and Software (whether physically or through Reseller's network access) and shall provide this list to ZenVault within 45 days of the installation, updating it quarterly following submission of the original list. All employees with such access and all sub-contractors or agents with access to the Source Code or Software shall be subject to execution of a copy of the non-disclosure agreement attached hereto (and provided to Reseller in blank format, or Reseller may use its NDA if preferred

3.0 CONFIDENTIALITY.

3.1 Unless otherwise expressly provided herein and except to the extent otherwise required by law or as otherwise required to enforce the terms of this Agreement, ZenVault and Reseller shall keep confidential the substance of this Agreement.

3.2 ZenVault shall, and shall cause its members, managers, officers, employees and agents to, keep confidential all of the information that Reseller has provided or will provide to ZenVault and its members, managers, officers, employees, agents and affiliates, including, but not limited to, computer software, trade secrets, End Users' personal data and medical records and information, End Users names and personal information, and Reseller's policies and procedures (collectively, the "**Reseller Confidential Information**"), all in accordance with HIPAA regulations and any other federal, state and local laws governing the receipt of medical records. ZenVault agrees that Reseller Confidential Information is proprietary and confidential and ZenVault shall, and shall cause its members, managers, officers, employees, agents and their respective affiliates to (a) hold Reseller Confidential Information in strict confidence and in trust for Reseller; (b) protect Reseller Confidential Information against unauthorized use or disclosure; and (c) restrict disclosure of Reseller Confidential Information to its employees, subcontractors or representatives who have a need to know Reseller Confidential Information. If ZenVault is requested pursuant to, or required by, applicable law or regulation or by legal process to disclose any Reseller Confidential Information, ZenVault agrees that it will provide Reseller with prompt notice of such request or requirement in order to enable Reseller to seek an appropriate protective order or other remedy, to consult with Reseller with respect to ZenVault taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Agreement. In any such event, ZenVault will use its reasonable best efforts to ensure that all Reseller Confidential Information that is so disclosed will be accorded confidential treatment. The restrictions on disclosure to Reseller Confidential Information shall apply during the term and for a period of three (3) years thereafter.

3.3 Reseller shall, and shall cause its directors, officers, employees and agents to, keep confidential all of the information that Company has provided or will provide to Reseller and its directors, officers, employees, agents and affiliates, including, but not limited to, ZenVault Products and all other trade secrets, computer software, policies and procedures and copies thereof (collectively, the "**ZenVault Confidential Information**"). Reseller agrees that the ZenVault Confidential Information is proprietary and confidential and Reseller shall cause its directors, officers, employees and agents and their respective affiliates to: (a) hold the ZenVault Confidential Information in strict confidence and in trust for Company; (b) protect the ZenVault Confidential Information against unauthorized use or disclosure; (c) restrict disclosure of the ZenVault Confidential Information to its employees, subcontractors or representatives who (i) have a need to know the ZenVault Confidential Information, and (ii) prior to gaining access to the ZenVault Confidential Information, have executed a nondisclosure agreement; and (d) keep all ZenVault Confidential Information in a secure and locked location when not in use, except to the extent otherwise required by law. If Reseller is requested pursuant to, or required by, applicable law or regulation or by legal process to disclose any ZenVault Confidential Information, Reseller agrees that it will provide ZenVault with prompt notice of such request or requirement in order to enable ZenVault to seek an appropriate protective order or other remedy, to consult with ZenVault with respect to Reseller taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Agreement. In any such event, Reseller will use its best efforts to ensure that all ZenVault Confidential Information that is so disclosed will be accorded confidential treatment. The restrictions on disclosure to ZenVault Confidential Information shall apply during the term and for a period of three (3) years thereafter.

3.4 For purposes of this Agreement, neither Reseller Confidential Information nor ZenVault Confidential Information shall include information which (a) is or becomes generally available to the public other than as a result of disclosure by the receiving party, (b) was available to the receiving party on a non-confidential basis prior to its disclosure by the disclosing party or its representatives, or (c) becomes available to the receiving party on a non-confidential basis from a person other than the disclosing party or its representatives who is rightfully in possession of such information and had the right to disclose it to the receiving party without an obligation of confidentiality.

3.5 For purposes of this Agreement, "Confidential Information" means all ZenVault Confidential Information and Reseller Confidential Information. If this Agreement is terminated as provided herein, each party shall upon the reasonable request of the other party, return to the other party all Confidential Information of the other party and shall cause its directors, officers, employees, agents, Third Parties and their respective affiliates to, return such information. Notwithstanding the foregoing, this Section shall not apply to Confidential Information which either party need possess in order to fulfill obligations under this Agreement that survive the termination or expiration of this Agreement.

3.6 ZenVault agrees not to reproduce, disclose or use Reseller Confidential Information, except for the sole purpose of carrying out, or otherwise performing its obligations with respect to this Agreement, without the prior written consent of Reseller. Reseller agrees not to reproduce, disclose or use ZenVault Confidential Information, except for


ZENVAULT
MEDICAL

the sole purpose of carrying out, or otherwise performing its obligations with respect to this Agreement, without the prior written consent of ZenVault.

3.7 All copies of the ZenVault Products shall be marked with such copyright, patent, or other notices, proprietary legends or restrictions as ZenVault may require.

3.8 The Parties acknowledge that the covenants contained in Section 3 are of the essence of this Agreement; that each of such covenants is reasonable and necessary to protect and preserve the interests and properties of ZenVault and Reseller; that a breach or threatened breach of any of the terms of this Agreement by ZenVault or Reseller would result in material and irreparable damage and injury to the other; and that it would be difficult or impossible to establish the full monetary value of such damage. Therefore, each party and consents that, in addition to all the remedies provided at law or in equity, the non-breaching party shall be entitled to a temporary restraining order and temporary and permanent injunctions to prevent a breach or contemplated breach of any of the covenants. The existence of any claim, demand, action or cause of action of one party against the other shall not constitute a defense to the enforcement of any of the covenants or agreements herein.

4.0 PROFESSIONAL SERVICES. Reseller may provide professional services to the Third Parties and End Users in conjunction with this Agreement and the sale of the ZenVault Licensed Products as mutually agreed upon by the Parties.

4.1 Either Reseller or ZenVault may, from time-to-time, desire to hire the services of one or more of the other entity's skilled personnel for optimization, customization or for general maintenance of the Portal, Portal Software or Licensed Product. The Party requesting such services may inquire and any such contracting of services shall be solely done through a negotiated agreement between Reseller and ZenVault with payments made pursuant to any work order between the entities (not directly to the skilled personnel).

4.2 At the mutual agreement of ZenVault and Reseller, ZenVault may provide the necessary programming and modified source code and graphics to prepare the ZenVault Portal for use by a Third Party at no charge or at a fee mutally agreed to between the parties.

5.0 SUPPORT SERVICES.

5.1 **Support Services.** Subject to payment of all applicable support fees, ZenVault will provide Support Services to the first ten thousand (10,000) End Users for no additional charge. Reseller may create a support program that may be an additional charge to Third Parties or End Users only upon written submission of the description and scope of the proposed type of services that will be made available to Third Parties and End Users to ZenVault and ZenVault's subsequent approval.

5.2 **Records of Support Services.** Reseller shall immediately contact ZenVault upon any knowledge of a loss of operability of the Portal and ZenVault shall immediately address any issues in the format, content, physical availability and ease of access to the Portal and the End Users' content. Reseller and ZenVault shall meet and confer on a regular basis to review and to manage the Customer Service issues; it is equally important for ZenVault to know Reseller's issues so as to improve the overall ZenVault offering as a program. Should any modifications or alterations or other efforts in the Private Label effort be discovered to have been the source of any Portal failure that ZenVault ultimately repaired, Reseller shall be invoiced for any such repairs at ZenVault's customary rate for its experts and for any related reasonable costs and travel expenses.

5.3 **Customer or End User Issues.** Reseller shall be responsible for any customer service issues such as lock-outs for lack of payment, termination of accounts, password issues, basic Customer and End User instructional issues, and for providing End Users with the first point of contact for operation of any features of the ZenVault portal or the add-on features incorporated by Reseller once the initial Third Party has achieved ten thousand (10,000 End Users). Should End Users terminate their Private Label ZenVault service and the


ZENVAULT
MEDICAL

number of End Users per Third Party falls below ten thousand End Users, ZenVault will not resume Customer Service duties for that Third Party. Expecting numerous Third Parties to sign up for Reseller's program, ZenVault will only be responsible for assisting in the Customer Support for the first Third Party's first ten thousand End Users.

6.0 **TITLE.** Reseller acknowledges that the ZenVault Products, any associated intellectual property rights and all other rights and interests in the ZenVault Products are owned by ZenVault at all times during the duration of this Agreement. Reseller acknowledges and agrees that it acquires no ownership of ZenVault's Products or its intellectual properties under this Agreement and no right to use the ZenVault Products beyond the terms of this Agreement. All rights except those specifically granted hereunder to Reseller are reserved to ZenVault.

7.0 COMMERCIAL TERMS.

In exchange for significantly reduced pricing, ZenVault shall grant to MDe Solutions the exclusive pricing model below subject to the terms and conditions of this paragraph.

7.1 All payments to ZenVault and to Reseller shall be in U.S. dollars, and are non-refundable.

7.2 The pricing given to Reseller under this Agreement cannot be discussed with any vendor, competitor, Customer, End User or any party without the express written permission of ZenVault which may be unreasonably withheld. Any release of the pricing information contained herein shall be a material breach of this Agreement for which ZenVault may seek any remedy available to it under this Agreement or under the law including but not limited to immediate termination of this Agreement.

7.3 In consideration for the pricing model contained in this Section 7, Reseller shall be solely responsible for the establishment and maintenance of an appropriate web site and portal sufficient to allow for the Customer traffic anticipated by Reseller's own projections.

7.4 Under this pricing model, Reseller or its Third Party Private Label customer shall be solely responsible for the provision and maintenance of all equipment, buildings, bandwidth, storage, appropriate heating, cooling and electrical requirements and personnel required to operate a web site adequate for large numbers of , End Users and all of the medical images and records that a number of End Users would reasonably generate..

7.5 **Compensation to ZenVault.** Compensation for the license of the ZenVault portal is on a "per End User r" basis, monthly, payment for the average number of End Users per day for the previous month, paid in arrears. Reseller shall report Third Parties' average daily End User number (hereinafter "ADCN") by the fifth of the month following. ZenVault shall have until the eighth day of the month to review and to challenge or to approve the ADCN. Payment shall be due to ZenVault by Reseller no later than the fifteenth of the month to the coordinates forwarded to Reseller and attached hereto as Exhibit "B." Should there be a dispute in the ADCN for the previous month's report, Reseller shall wire transfer its reported and calculated amount no later than the fifteenth of the month regardless of the outcome of the dispute which may result in a credit (if Reseller paid too much and a recalculation results in Reseller owing a reduced amount over its previous calculation) or an additional invoiced amount due upon receipt by Reseller.

7.6 **Calculation of Monthly ADCN.** Reseller shall have the capability to make a daily audit of the Third Party End Users count which shall include a tally of: (i) all new End User added that day; (ii) the number of accounts suspended for lack of payment; (iii) the number of accounts terminated by request of End Users; (iv) the number of accounts terminated for failure to make payment. The monthly ADCN shall be: (in the numerator) the sum of the actual total daily numbers of End Users for every day of the month less the number of terminated End Users; divided by the number of days of the month (in the denominator).

7.6.1 **Example.** For the fictitious month of February, Reseller started selling its subscriptions on the 23rd of the month. The first End User of the first Third Party arrives on the 25th and more End Users follow on the 25th through the 28th. The year is not a leap year. The monthly ADCN for February, therefore is:

$$\frac{(1^{st}=0) + (2^{nd}=0) + (3^{rd}=0)\ldots(25^{th}=10) + (26^{th}=20) + (27^{th}=30) + (28^{th}=40 \text{ and 5 persons cancelled})}{28}, \text{or}$$

$$\frac{(10+20+30+40)-5}{28}, \text{ or}$$

$$\frac{95}{28} =$$

3.39 End Users (ADCN)

7.7 **Calculation of Monthly License Fees Due.** The amount due shall be the ADCN multiplied by a per Edn User cost:

7.7.1 **0 to 100,000 End Users.** The initial multiplier shall be $0.50 per End User.

7.7.2 **100,001 to 200,000 Edn Users.** For an ADCN in this range, the cost per Edn User is reduced $0.02 per End User to $0.48 per End User;

7.7.3 **200,001 to 300,000 End Users.** Per End User cost is $0.46 per End User.

7.7.4 **Subsequent Bands of 100,000 End Users.** For subsequent bands of 100,000 End Users, the cost per End User shall be reduced $0.02 per End User until Reseller has an ADCN of 1,400,000 End Users. The lowest ADCN possible under this Agreement is $0.36 per End User regardless of the number of End Users Reseller enrolls past 1,400,000.

7.7.5 **Example.** Using the above ADCN for a fictitious February, the Monthly License Fees Due calculation would be:

3.39 x $0.50 = $1.695 (rounded up to $1.70)

Reseller and ZenVault agree that this tiered "per End User" pricing strategy was established to allow adequate earning capability for Reseller in the ramp-up of the program without stretching Reseller's capital at the initiation of the program with ZenVault's recoupment of its capital to be at the maturity of the program when Reseller had reached the 1,400,000 to 2,000,000 End User threshold.

7.8 **Audits.** Reseller shall keep records of its daily End User count in such a manner that ZenVault can audit the numbers and reasonably verify the accuracy of the totals from time-to-time. Reseller shall be obligated to maintain accurate accounting records, and other documentation, for a period of at least three (3) years to support compliance with this Agreement. Upon ZenVault' written request, Reseller agrees to assist ZenVault promptly make such records by Reseller available to ZenVault or a neutral certified public accounting firm chosen and compensated by ZenVault at a mutually agreed upon time and location during Reseller's normal business hours for the purpose of auditing compliance with this Agreement. Requests for audits by ZenVault shall be limited to one per year. If an audit determines that an underpayment amount is greater than five percent (5%) of the amount due to ZenVault, Reseller will be obligated to reimburse ZenVault for any reasonable costs that it has incurred in performing such audit, in addition to any payment and interest amounts due ZenVault.

7.9 **Interest.** Interest shall accrue on any overdue payment required to be paid under this Agreement until the time that payment in full has been received or paid by ZenVault. The interest rate shall be an annual rate equal to two (2) percentage points above the prime interest rate quoted by the head office of Citibank, N.A., New York, at the close of banking on the date a payment is due, or on the first business day after that date if such date falls on a non-business day, provided, however, that in no event shall this interest rate exceed the maximum legal rate where a claim for interest is being asserted.

7.10 **Taxes.** Reseller is liable for payments of any and all sales, use, tariffs (and any related duties), value added, excise, withholding and similar taxes on payments made to Reseller by End Users under this Agreement.

7.11 **Specific Remedies for Failure of Reseller to Pay License Fees.** Except as expressly provided in this Agreement, under no circumstances can the Portal be disabled nor shut down nor can the End Users be prevented from having access to the End Users' medical records even if Reseller fails to pay ZenVault the fees due under this Agreement. ZenVault's sole remedy to collect past due fees, other than as set forth in paragraph 7.11.2, below, is to file a complaint in arbitration to obtain its past due fees without terminating this Agreement.

7.11.1 In the event that Reseller is more than one month past due in its payment obligations under this Agreement, Reseller agrees to discontinue enrollment of any new Third Parties or End Users until the payment dispute is resolved. All services must be maintained in their fullest functioning capacity at Reseller's expense during any resolution period under this sub-paragraph.

7.11.2 In the event that Reseller is more than two months behind in paying the fees due hereunder, Reseller shall immediately allow ZenVault personnel to have access to the Portal and servers controlling the Portal in order to make an expedient and uninterrupted transition of the End Users to either: (i) ZenVault's own site to conduct operation of the site's features for the remaining End Users, or (ii) the appointment of an interim or permanent receiver/operator for the uninterrupted operation of the Portal's features for the remaining End Users until such a time as all of the End Users have terminated their service or all of the End Users have been placed with other operators of ZenVault's choosing, which may include ZenVault's own site and service offering. In the interest of the End Users' need to have uninterrupted access to their materials, Reseller expressly waives any legal rights it may have to resist or to deny ZenVault's takeover of Reseller's End UsersCustomers under this section 7.11.2.

7.11.3 All expenses, costs, fees, and reasonable attorneys' fees incurred by ZenVault to collect any amounts or damages owing by Reseller, including all costs of relocating End USers in the event that Reseller's business fails or is taken over by ZenVault according to sub-paragraph 7.11.2 shall be the responsibility of Reseller.

7.11.4 Regardless of the arbitration provisions for the eventual settlement of any payment or other disputes, in the event that ZenVault must take any immediate action to protect End Users or to enact or enforce any provisions of this Agreement that arise to emergencies (where End Users' access to their medical and other records on Reseller's servers (or agents of Reseller who may host the site or storage) is at risk), ZenVault may seek immediate injunctive or emergency injunctive relief to prevent harm that is or appears to be irreparable, in addition to other remedies provided for herein.

8.0 LIMITED WARRANTY.

ZenVault warrants that:

8.1 the Licensed Product, when used as permitted under this Agreement and in accordance with the Documentation, will perform substantially in compliance with the Documentation. ZenVault does not warrant that use of the altered, modified Private Label Licensed Product will meet Third Party(ies)' or End Users' requirements or that the End Users' operation will be uninterrupted or error free. ZenVault's sole obligation and liability for breach of this warranty shall be, at ZenVault' expense, to make commercially reasonable efforts to correct any reproducible error in the Licensed Product to place it in conformance with the Documentation. If the corrected error is found to be as a result of modification or alteration of the Licensed Product by Reseller, then ZenVault shall be entitled to invoice Reseller for the time of its experts at the prevailing rate of such experts and reasonable costs and travel expenses, if any with payment within 30 days of any such invoice.

8.2 the warranties set forth in this Section 8 are not applicable to claims arising out of: (i) alterations or modifications to the Licensed Product made by Reseller or Third Party or anyone other than ZenVault; (ii) use of outdated Versions or Releases; (iii) malfunctions of either Reseller's or Third Party(ies) computer systems (causing the interruption or failure), internet connectivity or an End User's internet account; or (iv) combination, operation, or use of the ZenVault Licensed Product with equipment, devices, or software not supplied by ZenVault or approved by ZenVault in the Documentation.

8.3 EXCEPT AS SET FORTH EXPLICITLY HEREIN, ZENVAULT MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND WITH RESPECT TO THE LICENSED PRODUCT, EITHER EXPRESS OR IMPLIED. TO THE EXTENT PERMITTED BY APPLICABLE LAW, ZENVAULT HEREBY EXPRESSLY DISCLAIMS ANY AND ALL SUCH WARRANTIES, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

8.4 THE PARTIES ACKNOWLEDGE AND AGREE THAT ZENVAULT'S LICENSED PRODUCTS ARE NOT TO BE USED TO PERFORM ANY MEDICAL DIAGNOSTIC FUNCTIONS, SET TREATMENT PROCEDURES OR SERVE AS A SUBSTITUTE FOR THE MEDICAL JUDGMENT OF A PHYSICIAN OR QUALIFIED HEALTH CARE PROVIDER. ZENVAULT'S DEVELOPMENT OF THE ZENVAULT LICENSED PRODUCTS AND RELATED MATERIALS IN NO WAY CONSTITUTES A WARRANTY BY COMPANY TO RESELLER OR END-USERS, THE END-USER'S PATIENTS OR ANY OTHER THIRD PARTIES WITH RESPECT TO THE QUALITY OR NATURE OF HEALTH SERVICES PROVIDED BY THE USERS OF THE LICENSED PRODUCTS.

9.0 INDEMNIFICATION.

9.1 Reseller shall defend and indemnify and pay all damages, costs and reasonable attorneys' fees in connection with any claim brought against ZenVault to the extent that such claim, suit, action, demand, losses, expenses, liabilities (joint or several), penalties, and damages is/are based on or otherwise result(s) from: (i) any gross misrepresentations made by or on behalf of Reseller relating to the ZenVault Licensed Product that were not expressly made by ZenVault itself; (ii) any breach by Reseller of the performance by Reseller of any obligations under this Agreement, including, but not limited to ZenVault's Intellectual Property Rights

9.2. Reseller shall require Third Parties and End Users to indemnify Reseller through use of an agreement that so states, and, thereby, Reseller shall indemnify and hold ZenVault harmless for any claim, suit, action, demand, losses, expenses, liabilities (joint or several), penalties, and damages sustained by an End User for reliance by medical professionals on any document that End User has uploaded to End User's private medical archives. The language should mirror (or may be restated and improved by Reseller's counsel) the language found in ZenVault's "click-through" agreement attached hereto as Exhibit "C"

10.0 LIMITATION OF LIABILITY.

THE ENTIRE RISK ARISING OUT OF THE USE OR PERFORMANCE OF ZENVAULT'S PRODUCTS, INTEGRATED AND CONVERTED DATA AND DOCUMENTATION IN ITS MODIFIED OR ALTERED STATE IN PREPARATION FOR THIRD PARTY USE BY RESELLER REMAINS WITH RESELLER. REGARDLESS OF WHETHER ANY REMEDY SET FORTH HEREIN FAILS OF ITS ESSENTIAL PURPOSE, IN NO EVENT WILL ZENVAULT BE LIABLE TO

RESELLER OR ITS CUSTOMERS FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT OR SIMILAR DAMAGES UNDER OR IN CONNECTION WITH THIS AGREEMENT, INCLUDING ANY LOST PROFITS OR LOST DATA ARISING OUT OF THE USE OR INABILITY TO USE THE LICENSED PRODUCTS, EVEN IF ZENVAULT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ZENVAULT DOES NOT WARRANT THAT THE LICENSED PRODUCTS WILL RUN UNINTERRUPTED OR ERROR-FREE, OR THAT CERTAIN RESULTS MAY BE OBTAINED BY RESELLER OR CUSTOMER IN CONNECTION THEREWITH. ANY BUSINESS DECISION MADE BY RESELLER OR CUSTOMER BASED UPON THE LICENSED PRODUCTS, OR ANY DATA OR INFORMATION GENERATED FROM SYSTEMS IMPLEMENTING THE LICENSED PRODUCTS, SHALL BE THE SOLE DECISION OF RESELLER OR CUSTOMER AND ZENVAULT WILL NOT BE RESPONSIBLE OR LIABLE IN ANY WAY FOR SUCH DECISION, THE IMPACTS OF SUCH DECISION, OR THE FINANCIAL IMPACTS THEREOF. ZENVAULT SPECIFICALLY DISCLAIMS ALL LIABILITY ARISING FROM: (I) THE OPERATION OF ANY COMPANY INFORMATION TECHNOLOGY OR INTERNET SITE, INCLUDING BUT NOT LIMITED TO LIABILITY ARISING FROM ONLINE COMMERCIAL TRANSACTIONS AND BREACHES OF SECURITY OR PRIVACY; AND, (II) USE OF THE LICENSED SOFTWARE IN ANY MEDICAL, LIFE SAVING OR LIFE SUSTAINING SYSTEMS, TRANSPORTATION SYSTEMS, NUCLEAR SYSTEMS, OR FOR ANY OTHER MISSION CRITICAL APPLICATION IN WHICH THEIR FAILURE COULD CREATE A SITUATION WHERE PERSONAL INJURY OR DEATH MAY OCCUR. SOME STATES DO NOT ALLOW THE LIMITATION OR EXCLUSION OF LIABILITY FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES, SO THE ABOVE LIMITATION OR EXCLUSION MAY NOT APPLY TO RESELLER. IN NO EVENT SHALL ZENVAULT' AGGREGATE LIABILITY UNDER THIS AGREEMENT EXCEED THE FEES ACTUALLY PAID TO RESELLER BY ZENVAULT PURSUANT TO THIS AGREEMENT.

11.0 REPRESENTATIONS.

11.1 Reseller shall make no misrepresentations concerning ZenVault or the ZenVault Licensed Products to any third party.

11.2 Reseller shall submit to ZenVault for approval (such approval to not be unreasonably withheld), prior to use, distribution, or disclosure, any advertising, promotion, press release or publicity in which the trade name or trademarks of ZenVault are used, or which is otherwise undertaken pursuant to this Agreement. ZenVault shall have the right to require, at its discretion, the correction or deletion of any misleading, false, or objectionable material from any such advertising, promotion, or publicity. Failure of ZenVault to respond to approval of any disclosure under this sub-paragraph within ten (10) business days shall be deemed an approval without any further action by Reseller.

11.3 Reseller acknowledges and agrees that information related to the Licensed Products, including but not limited to Code and all documents and other information not clearly intended for public distribution, are Confidential Information under this Agreement and the NDA. Notwithstanding anything else to the contrary, the Source Code of the Licensed Products shall be held in strict confidence in perpetuity and not provided to any third party.

11.4 ZenVault represents and warrants that it has the absolute right to enter into this Agreement.

12.0 MARKETING.

12.1 **Trademarks.** Subject to ZenVault' prior written approval, ZenVault grants to Reseller a non-exclusive, revocable, non-transferable, limited license to use ZenVault's trademarks and logos (the "Trademarks") in approved advertising and printed material for the ZenVault Licensed Products. Use of the Trademarks by Reseller shall at all times be in accordance with the requirements and guidelines as ZenVault may issue from time to time.

12.1.1 Reseller acknowledges the ownership of the Trademarks by ZenVault, agrees that it will do nothing inconsistent with such ownership, and that all use of the Trademarks will inure to the benefit of and be on behalf of ZenVault.

12.1.2 Nothing in this Agreement will give Reseller any right, title or interest in the Trademarks other than the right to use the Trademarks in connection with the ZenVault Licensed Products in accordance with the license granted it herein.

12.1.3 Reseller agrees to use the Trademarks only in the form and manner and only with appropriate legends as prescribed from time to time by ZenVault, and not to use any trade name, business name or corporate name, or any trademark or service mark in combination with any of the Trademarks without in each instance obtaining the prior written approval of ZenVault. Reseller agrees that it shall conduct the merchandising and sale of the Licensed Products in a manner consistent with and enhancing the general reputation of the Trademarks and in accordance with good trademark practice. Reseller shall not take any action that could be detrimental to the goodwill associated with the Trademarks or with ZenVault.

12.1.4 Reseller agrees to use reasonable efforts to notify ZenVault of any unauthorized use of the Trademarks by others promptly as it comes to Reseller's attention. ZenVault will have the exclusive right and discretion to bring infringement or unfair competition proceedings involving the Trademarks. Reseller, at ZenVault' request, will assist ZenVault in obtaining registrations for the Trademarks.

13.0 TERM AND TERMINATION.

13.1 **Term of Agreement.** This Agreement shall be effective as of the Effective Date for an initial period of five (5) years, and shall be subject to termination rights by either Party in accordance with this Section 13, or unless terminated for a Change of Control, pursuant to Paragraph 13.8, below. Provided Reseller is not in default hereunder, Reseller shall have the option to extend this Agreement on the same terms and conditions for an additional five (5) years subject to a Consumer Price Index adjustment calculated on the basis of the CPI commencing from the period of January, 2011 through December 31, 2015 and adjusted to the CPI of Los Angeles, CA.

13.2 **Termination For Cause Only.** The Parties may only terminate this Agreement for cause, as outlined herein.

13.2.1 ZenVault may terminate this Agreement immediately for cause upon written notice if any of the following events of Default occurs: (i) Reseller becomes insolvent in any voluntary or involuntary bankruptcy proceeding or any other proceeding concerning insolvency, dissolution, cessation of operations, reorganization of indebtedness or the like and the proceeding is not terminated within sixty (60) days; (ii) ZenVault reasonably determines that Reseller has violated any Intellectual Property Rights of ZenVault or breached its obligation to hold in confidence any Confidential Information; (iii) there is a breach by a Third Party or End User or by Reseller of their written agreement with Reseller relating to the ZenVault Licensed Software and Reseller fails to commence corrective action reasonably acceptable to ZenVault to remedy such breach and proceed with due diligence to completion; (iv) ZenVault reasonably determines that a Third Party or End User has violated any Intellectual Property Rights of ZenVault, (v) unauthorized modifying, reverse engineering, decompiling or creating derivative works of the ZenVault Licensed Products; or, (vi) Reseller consummates a Change of Control.

13.2.2 Reseller may terminate this Agreement for cause upon written notice if any of the following occurs: (i) ZenVault has breached any of its obligations under this Agreement with written notice and opportunity to cure; (ii) ZenVault defaults on any agreement between Zenvault and ZeroNines that materially affects this Agreement and such determination has been confirmed in arbitration; (iii) ZenVault becomes insolvent in any voluntary or involuntary bankruptcy proceeding or any other proceeding concerning insolvency, dissolution, cessation of operations, reorganization of indebtedness or the like and the proceeding is not terminated within sixty (60) days.

13.3 Because this Agreement is in conjunction with a concurrent ZeroNines Agreement which is necessary for the operation of the Portal ZeroNines, any termination of this Agreement shall simultaneously give right to the terminating party to terminate the Agreement with ZeroNines.

13.4 **Minimum End User Obligations.** The pricing components of this Agreement will be renegotiated if Reseller fails to achieve a minimum of 60,000 End Users within one year of the execution date of the Agreement unless due in part to ZenVault's failure to perform. .

13.5 Reseller acknowledges, and by executing this Agreement does agree, that no ownership interest in ZenVault or a right to acquire an ownership interest or stock in ZenVault is established by the granting of reseller or license rights and the establishment of an income stream from Third Parties and End Users. This Agreement does not form a partnership between ZenVault and Reseller in any legal way, actual or *de facto*. Reseller expressly agrees by executing this Agreement that Reseller is not entitled in any actual or constructive way to any portion of any increase in collective equity value or the per share stock price of ZenVault derived from Reseller's efforts, sales and book of business EXCEPT for that increase in value or per share stock price of any shares of ZenVault stock actually purchased or owned by Reseller, if any.

13.6 **Termination Effect.** In the event that this Agreement is terminated by Reseller pursuant to paragraph 13.2 (except 13.2.2(iii)) : (i) any amounts owed to ZenVault under this Agreement before such termination or expiration will be immediately due and payable, (ii) Reseller will immediately: (A) discontinue distribution and hosting of the ZenVault Licensed Products; (B) cease using the Trademarks; (C) discontinue all representations that it is authorized to distribute or host the ZenVault Licensed Products; and (D) return any and all software and equipment belonging to ZenVault in Reseller's possession unless otherwise mutually agreed.

13.6.1 Should Reseller elect to terminate this Agreement pursuant to paragraph 13.2.2 (iii), Reseller may continue to sell software so long as: (i) all royalties are paid timely; and (ii) ZenVault shall provide Reseller a copy of the most recent installable software as of the date of termination.

13.7 **Following Termination.** Upon termination of this Agreement by any Party, ZenVault is relieved from any further obligations to Third Parties and to prospective Third Parties. Termination of this Agreement shall not relieve either Party of the obligations set forth in Sections 3, 7, 8, 9, 13 and 14 hereof, which Sections shall survive any such termination. Notwithstanding anything herein to the contrary, and notwithstanding the termination of this Agreement, under no circumstances can the Portal be neither disabled nor shut down nor can the End Users be prevented from having access to the End Users' medical records.

13.8 **Change of Control.** In the event of a Change of Control of Reseller as defined herein, ZenVault must approve such Change of Control any assignment of this Agreement to the acquiring party which approval will not be unreasonably withheld or delayed. ZenVault may disapprove any such assignment on grounds of: (i) unsatisfactory credit risk of the acquirer unless credit arrangements or letters of credit or other instruments can provide ZenVault's management with satisfactory means to pay the monthly fees which may be substantial at the time of acquisition; (ii) that the ZenVault Licensed Product or the ZeroNines Licensed Software would, in some fashion, be subject, in ZenVault's sole determination, to abuse or other unauthorized use by the acquiring party particularly if the acquiring party is a competitor of ZenVault or ZeroNines; (iii) that the business morals or ethics of the acquiring party, through reasonable diligence, are a risk to ZenVault, ZeroNines or to the Customers at ZenVault's sole discretion.

14.0 GENERAL PROVISIONS.

14.1 **Relationship.** The relationship between the Parties will be that of independent contractors. Nothing contained herein will be construed to imply a joint venture, principal or agent relationship, or other joint relationship, including, without limitation a de facto or actual partnership, and neither Party will have the rights, power or authority to create any obligation, express or implied, on behalf of the other.

14.2 **Dispute Resolution.** In the event of any dispute under this Agreement, the Parties expressly agree to attempt to resolve the dispute between the appropriate officers of each Party before seeking judicial relief. An affected Party shall send notice of the dispute to the other Party with a detailed written notice and description of the dispute, and that Party's expected remedy or relief. In the event that meetings between the officers of ZenVault do not resolve the dispute within a thirty-day period, the Parties agree to arbitrate the dispute in Douglas County, Colorado before an arbitrator as selected by the Parties from a list of three candidates submitted by each Party. The Parties agree to use the rules of the American Arbitration Association (the "AAA") for commercial disputes, but shall select qualified individuals as arbitrators without necessarily hiring the AAA to resolve the dispute. The qualified arbitrator does not need to be a licensed attorney. The Parties shall be entitled to discovery by requests for admission, requests for production of documents and by depositions limited to no more than five individuals. The discovery period shall be completed within sixty days of the appointment of the arbitrator and the arbitration will commence within ninety days of the notice of the dispute, with an award rendered in writing, reasoned under the laws of the State of Colorado, within one hundred twenty days of the notice of the dispute. The results of the arbitration shall be binding, and may be enforced in any court of competent jurisdiction.

14.3 **Governing Law; Jurisdiction.** This Agreement will be governed in all respects by the substantive laws of the State of Colorado, United States of America, exclusive of its conflicts of laws rules. All disputes arising under or otherwise involving this Agreement shall be subject to the sole and exclusive jurisdiction of the state and federal courts located in Colorado, and both Parties hereby submit to the personal jurisdiction of such courts. The Parties expressly agree that the United Nations Convention on Contracts for the International Sale of Goods is specifically excluded from application to this Agreement.

14.4 **Attorneys' Fees.** In the event any proceeding, arbitration, mediation or lawsuit is brought by either Party in connection with this Agreement, the prevailing Party in such proceeding will be entitled to receive its costs, expert witness fees and reasonable attorneys' fees, including costs and fees on appeal.

14.5 **Assignment.** Reseller shall not assign any of its rights or obligations under this Agreement without ZenVault' prior written approval which will not be unreasonably withheld except as provided in this Agreement. ZenVault shall not assign any of its obligations under this Agreement without Reseller's prior written permission which shall not be unreasonably withheld. ZenVault may use a third party contractor rather than its own consultants to perform the services set forth in this Agreement provided that ZenVault shall remain responsible and liable for the services performed by such third party contractors.

14.6 **Waiver.** Failure by any Party to enforce any of its rights under this Agreement will not be deemed a waiver of any right which that Party has under this Agreement.

14.7 **Severability.** If any term or provision of this Agreement is found to be invalid, illegal or unenforceable, it shall be construed or modified so as to be valid, legal and enforceable if possible as consistent with the Parties' intent, and the validity, legality or enforceability of the remaining terms and provisions will not in any way be affected or impaired thereby.

14.8 **Export Compliance; Restricted Rights.** Reseller agrees to comply strictly with all applicable U.S. and foreign export and import laws and regulations. Licensed Product may not be downloaded, or otherwise exported or re-exported into, or to a national or resident of, any country to which the U.S. has embargoed goods or (ii) any country on the U.S. Treasury Department's list of Specifically Designated Nations or the U.S. Commerce Department's Table of Denial Orders. Reseller hereby agrees to indemnify and hold ZenVault harmless from and against any losses, damages, penalties or causes of action resulting from a violation of this Section. Any Licensed Product distributed by Reseller to or on behalf of the United States of America, its agencies and/or instrumentalities will be subject to the following: The Licensed Software have been developed entirely at private expense and are provided to Reseller as "Commercial Computer Software" or "restricted computer software". Use, duplication or disclosure by the U.S. Government or a U.S. Government subcontractor is subject to the restrictions set forth in subparagraph I (1) (ii) of the Rights in

Technical Data and Computer Software clauses in DFARS 252.227-7013 or as set forth in subparagraph I (1) and (2) of the Commercial Computer Software—Restricted Rights clauses at FAR 52.227-19, as applicable. The manufacturer is ZenVault Medical Corporation, 450 East Happy Canyon Rd., Castle Rock, CO 80108. Reseller further agrees to take all reasonable steps to ensure that each Licensed Product receives equivalent or greater protection if licensed to foreign governmental entities.

14.9 **Notices.** Except as specifically provided herein, all notices required hereunder will be in writing and will be given by personal delivery, national overnight courier service, or by U.S. mail, certified or registered, postage prepaid, return receipt requested, to the Parties at their respective addresses set forth above, or to any Party at such other addresses as will be specified in writing by such Party to the other Parties in accordance with the terms and conditions of this Section. All notices will be deemed effective upon delivery, as evidenced by written receipt thereof. All notices may be made to the following addresses:

ZenVault Medical Corporation
Legal Department
450 Happy Canyon Road
Castle Rock, CO 80108
john@zeronines.com

MDe Solutions
3200 Downwood Circle Suite 210
Atlanta, GA 30327
Att'n: Lex Blalock
lblalock@mdesolutions.com

With a copy to:
Jeffrey N. Berman
Berman, Fink, Van Horn, P.C.
3423 Piedmont Rd. Suite 200
Atlanta, GA 30305
jberman@bfvlaw.com

14.10 **Injunctive Relief.** It is expressly agreed that a violation of the provisions of this Agreement relating to the protection of Intellectual Property Rights will cause irreparable harm to the Party whose rights are not protected, and that a remedy at law would be inadequate. Therefore, in addition to any and all remedies available at law, such Party will be entitled to an injunction or other equitable remedies in all legal proceedings in the event of any such threatened or actual violation.

14.11 **Force Majeure.** Except for the payment of monies due under this Agreement, neither Party will be liable to the other for delays or failures in performance resulting from causes beyond the reasonable control of that Party, including, but not limited to, acts of God, labor disputes or disturbances, material shortages or rationing, riots, acts of war, governmental regulations, communications, computer or utility failures, or casualties; provided that the delayed Party: (i) gives the other Party prompt written notice of such cause and (ii) uses its reasonable efforts to correct such failure or delay in its performance. The delayed Party's time for performance or cure under this Section 13.11 will be extended for a period equal to the duration of the cause or sixty (60) days.

14.12 **Non-Solicitation.** During the term of this Agreement, and for a period of twelve (12) months after the termination hereof, neither Party shall (without the prior written consent of the other) solicit the employment or services of any employee or contractor of the other Party, or engage in the employment of, or contract for services with, such person, whether as an employee or consultant.

14.13 **Survival.** Any right or obligation that by its nature survives will survive any termination or expiration of this Agreement.

14.14 **Entire Agreement; Amendment.** This Agreement, including all Exhibits hereto, reflects the entire agreement of the Parties regarding the subject matter hereof, and supersedes all prior and contemporaneous understanding or agreements between the Parties, whether written or oral. This Agreement will not be amended, altered or changed except by written agreement signed by both Parties. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document. Any Reseller-issued purchase order shall be for convenience only, and its terms shall be inapplicable to the agreement of the Parties hereunder.

14.15 **Privacy.** Reseller agrees to be bound by ZenVault's Privacy Policy in dealings with its Third Parties, End Users and others, and to post the Privacy Policy (or its approved, edited version) on Reseller's website home page. Failure to comply with the Privacy Policy will be a material breach of this Agreement.

14.16 **Concurrent ZeroNines Agreement.** Notwithstanding anything in this Agreement to the contrary, Reseller shall have the right to terminate this Agreement if Reseller fails to enter into an executory and concurrent agreement with ZeroNines within thirty days of the execution of this Agreement. If Reseller fails to conclude such agreement with ZeroNines within the time period or any mutually agreed upon extension, Reseller shall have no further obligation to ZenVault. This paragraph shall have no further effect upon the execution of an agreement between ZeroNines and Reseller.

14.17 **ZeroNines Agreement.** Notwithstanding anything in this Agreement to the contrary, Reseller shall have the right to terminate this Agreement immediately if it fails to enter into an agreement with ZeroNines, in which event Reseller shall have no further obligations to ZenVault and any money paid by Reseller to ZenVault shall be immediately repaid to Reseller. Once both agreements are fully executed, this provision shall have no further effect.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed and accepted by their duly authorized representatives as of the date indicated below.

("ZenVault") **ZenVault Medical Corporation**		**("RESELLER")** **MDe Solutions**	
By:	[signature]	By:	[signature]
Print Name:	JOHN BOTDORF	Print Name:	Lex Blalock
Title:	CHAIRMAN	Title:	Operations Officer
Date:	2/24/11	Date:	February 24, 2011

ACKNOWLEDGMENT ONLY AS TO THE CONCURRENCE OF THIS AGREEMENT WITH A SEPARATE ZERONINES AGREEMENT; NOTHING IN THIS AGREEMENT SHALL BIND ZERONINES TO ANY COMMERCIAL TERMS AND CONDITIONS OR OBLIGATIONS AS A LICENSOR OF ITS ZERONINES TECHNOLOGY, INC. SOFTWARE OR SOURCE CODE WHICH SHALL ONLY BE ACCOMPLISHED BY SEPARATE WRITTEN AGREEMENT.

ZERONINES IS NOT A PARTY TO THIS RESELLER DISTRIBUTION AGREEMENT.

"ZERONINES"
ZeroNines Technology, Inc.

By: ______________________

Name: John Botdorf

Title: Chairman

APPENDIX OF EXHIBITS ATTACHED

Exhibit "A"	Mutual Non-Disclosure Agreement
Exhibit "B"	ZenVault Wiring Instructions
Exhibit "C"	ZenVault's Privacy Policy Agreement



Exhibit "A"

Mutual Non-Disclosure Agreement

CONFIDENTIAL


ZENVAULT
MEDICAL

MUTUAL NON-DISCLOSURE AGREEMENT

This MUTUAL NONDISCLOSURE AGREEMENT (hereinafter the "Agreement") is entered into as of__________________________ (hereinafter the "Effective Date"), by and between ZenVault Medical Corporation, Ltd., a Colorado "C" corporation, 450 Happy Canyon Road, Castle Rock, CO 80108 and ____________________________________, (hereinafter the "Company"), located at ____, each referred to herein as a "Party" and, collectively, the "Parties."

WHEREAS, in connection with discussions and negotiations between the Parties regarding the one or more proposed transactions or business relations between the Parties (hereinafter the "Subject Matter"), each Party in possession of certain information (hereinafter the "Disclosing Party") may wish to disclose certain of its confidential or proprietary information to the other Party (hereinafter the "Receiving Party") on a confidential basis.

THEREFORE, in consideration of the mutual covenants of this Agreement, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Definitions. Disclosing Party may disclose, either orally or in writing, certain information which Receiving Party knows or has reason to know is considered confidential by Disclosing Party (Confidential Information). For purposes of this Agreement, Confidential Information shall include all information or material that has or could have commercial value or other utility in the business or prospective business of Disclosing Party or its subsidiaries or affiliates. By example and without limitation, Confidential Information includes, but is not limited to, any and all information of the following or similar nature, whether or not reduced to writing:

Customer lists, customer and supplier identities and characteristics, agreements, marketing knowledge and information, sales figures, pricing information, marketing plans and business plans, strategies, forecasts, financial information, budgets, software, research papers, projections, procedures, routines, quality control and manufacturing procedures, processes, formulas, trade secrets, innovations, inventions, discoveries, improvements, research or development and test results, specifications, data, know-how, formats, plans, sketches, specifications, algorithms, schematics, drawings, models, partnership and vendor information, and any other information or procedures that are treated as or designated secret or confidential by Disclosing Party or its customers or potential customers.

For purposes of this Agreement, the term Representative shall include, but not be limited to, Receiving Party's directors, officers, employees, agents, and financial, legal, and other advisors.

2. Confidentiality. Receiving Party agrees to maintain in confidence Confidential Information. Receiving Party shall not disclose any of the Confidential Information in any manner whatsoever, except as provided herein, and shall hold and maintain all Confidential Information in strict confidence, and any access to Confidential Information by Receiving Party's employees, agents, consultants or advisors shall be on a strict "need to know" basis with a documented log of each person's access to the Confidential Information. Not restricting access to Confidential Information, and not keeping strict track of those with whom access to Confidential Information is granted shall be a material breach of this Agreement. Receiving Party shall limit access to Confidential Information to those of its employees who have a need to know and inform its employees who have access to Proprietary Information of its obligations under this Agreement. Receiving Party shall immediately give notice to Disclosing Party of any unauthorized use or disclosure of the Confidential Information and shall promptly use reasonable efforts to prevent any further inadvertent disclosure or unauthorized use thereof. Receiving Party shall be responsible for any breach of this Agreement by any of its Representatives and shall, at its sole expense, take all necessary measures (including but not limited to court proceedings) to restrain its Representatives from prohibited disclosure or use of the Confidential Information. Nothing in this Agreement shall be construed as granting any rights to Receiving Party by license or otherwise, to any of Disclosing Party's Confidential Information. Receiving Party may not remove or export any Confidential Information from the United States nor may Receiving Party copy, alter, modify, disassemble or reverse engineer any Confidential Information entrusted to Receiving Party.

3. Non-Competition. Receiving Party agrees that, for a period of two (2) years after the completion of Receiving Party's work for the Company, Receiving Party and its officers, directors, agents and employees will not, without the prior written consent of the Company, either individually, or in partnership or jointly or in conjunction with any person, firm, corporation, limited liability company, trust or any other entity as principal, agent, employee or shareholder or in any other manner whatsoever, engage in, become associated with, solicit employment with, serve as a consultant to, or accept compensation from a customer or client of the Company without first consulting with the Company .

4. Non-Solicitation. Receiving Party agrees that for a period of two (2) years after the completion of Receiving Party's work for the Company, Receiving Party and its officers, directors, agents and employees will not, directly or indirectly, without the prior written consent of the Company, either individually or in conjunction with any person, firm, partnership, limited liability company, trust, corporation or any other entity, directly or indirectly: (i) contact or solicit any customers of the Company for the purpose of diverting any existing or future business of such customers from the Company to a competing source, or (ii) contact or solicit any employees of the Company for the purpose of causing, inviting or encouraging any such employee or vendor to alter or terminate his, her or its employment or relationship with the Company.

5. Non-Disparagement. Receiving Party agrees that Receiving Party, its officers, directors, agents and employees will not make any public statement, nor perform, nor do any other act prejudicial or injurious to the reputation or goodwill of Company. Any such disparagement shall be a material breach of this Agreement.

6. Exclusions. Confidential Information does not include information that Receiving Party can demonstrate: (a) by competent evidence was in Receiving Party's possession prior to its being furnished to Receiving Party under the terms of this Agreement, provided the source of that information was not known by Receiving Party to be bound by a confidentiality agreement with Disclosing Party; (b) at the time of disclosure was part of the public domain, or thereafter became part of the public domain, by publication or otherwise, except by breach of the provisions of this Agreement; (c) is rightfully obtained by Receiving Party from a third party, without breach of any obligation to Disclosing Party; (d) is independently developed by Receiving Party without use of or reference to the Confidential Information; (e) is approved for release by the prior written approval of the Disclosing Party; (f) is disclosed by the Disclosing Party to a third party without a similar restriction on the rights of such third party; or (g) the Confidential Information is required to be disclosed by a government agency , or by a proper court of competent jurisdiction; provided, however, that the Receiving Party will use its best efforts to minimize the disclosure of such information, provide Disclosing Party a reasonable opportunity to review the disclosure before it is made and to interpose its own objection to the disclosure, and consult with and assist Disclosing Part in obtaining a protective order prior to such disclosure.

7. Permitted Disclosures. Receiving Party may only disclose Disclosing Party's Confidential Information to its Representatives who have a bona fide need to know such Confidential Information, in order to evaluate or carry out the proposed transaction with Disclosing Party, and only if such employees are advised of the confidential nature of such Confidential Information and the terms of this Agreement and who are also bound by a written agreement or by a legally enforceable code of professional responsibility to protect the confidentiality of such Confidential Information.

8. **Confidentiality of Negotiations.** Unless agreed to in writing by Disclosing Party, Receiving Party and/or its Representatives shall not make any statement, public announcement, release to any trade publication or the press, or inform any third party of the discussions or negotiations in connection with the possible negotiated transaction or the exchange of Confidential Information related to the proposed transaction (Public Disclosure). Receiving Party may make such a disclosure only if: (a) it has received the written opinion of counsel that such disclosure must be made in order to avoid a violation of law and a copy of such opinion has been provided to Disclosing Party; and (b) a copy of the Public Disclosure has been provided to and approved by Disclosing Party.

9. **Return of Documents**. If the Parties do not proceed with the possible negotiated transaction, or at any time within 30 days of a written request to the Disclosing Party, for any reason, the Receiving Party shall cease use of Confidential Information received from the Disclosing Party, and shall return to Disclosing Party, or destroy, any and all records, notes, and other written, printed or other tangible materials in its possession pertaining to the Confidential Information. The returning of materials shall not relieve Receiving Party from compliance with other terms and conditions of this Agreement. Destruction or removal from A Party's computer system shall be considered complete only if a report of such deletion or destruction is available for the Disclosing Party to examine and keep in its files. Without a reporting capability or without a receipt of returned materials available for review by the Disclosing Party, the return covenant of this Agreement shall not have been met.

10. **No Additional Agreements.** Neither the holding of discussions nor the exchange of material or information shall be construed as an obligation of either Party to enter into any other agreement with the other Party or prohibit Disclosing Party from providing the same or similar Confidential Information to other parties and entering into agreements with other parties. Disclosing Party reserves the right, in its sole discretion, to reject any and all proposals made by Receiving Party and/or its Representatives with regard to a transaction between Receiving Party and Disclosing Party and to terminate discussions and negotiations with Receiving Party at any time. Additional agreements of the Parties, if any, shall be in writing signed by the Parties.

11. **Irreparable Harm.** Receiving Party understands and acknowledges that any disclosure or misappropriation of any Confidential Information in violation of this Agreement may cause Disclosing Party irreparable harm, the amount of which may be difficult to ascertain, and therefore agrees that Disclosing Party shall have the right to apply to a court of competent jurisdiction for specific performance and/or an order restraining and enjoining any such further disclosure or breach and shall be in addition to any other remedies otherwise available to Disclosing Party at law or in equity.

12. **Term, Termination and Survival.** Unless otherwise agreed by the Parties in writing, this Agreement shall become effective, upon execution by both Parties hereto, as of the Effective Date and shall apply only to Confidential Information disclosed by the Disclosing Party during the period of three (3) years following the Effective Date ("the term of this Agreement") or the execution of a definitive agreement between the Parties concerning the proposed transaction, whichever event shall occur first. Notwithstanding the above, however, the provisions concerning nondisclosure of Confidential Information received under this Agreement shall survive the expiration of the term of this Agreement. The Receiving Party shall not disclose to any third party any Proprietary Information received pursuant to this Agreement, in whole or in part, for a period expiring three (3) years after receipt thereof from the Disclosing Party, which may survive the expiration of this Agreement.

13. **Successors and Assigns.** This Agreement and each Party's obligations hereunder shall be binding on the representatives, assigns, and successors of such Party and shall inure to the benefit of the assigns and successors of such Party; provided, however, that the rights and obligations of Receiving Party hereunder are not assignable.

14. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado without regard to the conflict of law provisions thereof. The Parties hereby agree that any litigation that may arise pursuant to this Agreement shall be conducted in the court of competent jurisdiction in Denver County, Colorado. The Parties acknowledge and admit that each Party is inalterably subject to the jurisdiction of Denver County, Colorado.

15. **Attorney's Fees.** If any action at law or in equity is brought to enforce or interpret the provisions of this Agreement, the prevailing Party in such action shall be entitled to reimbursement for reasonable attorney's fees and costs.

16. **General Provisions.** This Agreement expresses the full and complete understanding of the Parties with respect to the subject matter hereof and supersedes any and all prior or contemporaneous proposals, agreements, representations and understandings, whether written or oral, with respect to the subject matter hereof. This Agreement is not, however, to limit any rights that Disclosing Party may have under trade secret, copyright, patent or other laws that may be available to Disclosing Party. This Agreement may not be amended or modified except in a writing signed by each of the Parties hereto. This Agreement shall be construed as to its fair meaning and not strictly for or against either Party. The headings hereof are descriptive only and not to be construed in interpreting the provisions hereof. Nothing contained in this Agreement shall be construed (i) as requiring the Disclosing Party to disclose, or the Receiving Party to accept, any particular information or (ii) as granting to a Party a license, either express or implied, under any patent, copyright, trade secret, or other intellectual property right now or hereafter owned, obtained, or licensable by the other Party. All information and all tangible forms of information including, but not limited to, documents, drawings, specifications, prototypes, samples, and the like received hereunder by the Receiving Party shall remain the property of the Disclosing Party. The Disclosing Party warrants that it has the right to transmit or otherwise disclose to the Receiving Party information disclosed to the Receiving Party hereunder. The Disclosing Party makes no other warranties, express or implied, with respect to information delivered hereunder. No term or provision hereof shall be considered waived by either Party, and no breach excused by either Party, unless such waiver or consent is in writing signed on behalf of the Party against whom the waiver is asserted. No consent by either Party to, or waiver of, a breach by either Party, whether express or implied, will constitute a consent to, waiver of, or excuse of any other, different, or subsequent breach by either Party. If any part of this Agreement is found invalid or unenforceable, that part will be amended to achieve, as nearly as possible, the same economic effect as the original provision, and the remainder of this Agreement will remain in full force. This Agreement may be signed in counterparts, and all counterparts so executed by all Parties hereto and affixed to this Agreement shall constitute a valid and binding agreement, even though all of the Parties have not signed the same counterpart. A photocopy or facsimile of this signature page may be used for all purposes in place of the original. Each person below represents, warrants, and covenants to the other that he has full right and authority, including any requisite corporate approval, to enter into and perform the obligations under this Agreement. The person executing this Agreement, by such execution, represents and warranties that he has the authority to bind the company he so represents to each and every term of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

Company		ZENVAULT MEDICAL CORPORATION	
By:	______________________	By:	______________________
Name:	______________________	Name:	John C. Botdorf
Title:	______________________	Title:	Chairman



Exhibit "B"

ZenVault Wiring Instructions

CONFIDENTIAL

Wiring Instructions for ZENVAULT MEDICAL:

Wire to: American National Bank
3033 East First Avenue
Denver, CO 80206

Routing No.: 107001232

Checking AC No.: 1900206363

If you have any questions, please call Barb Sommerville @ 303] 394-5110 at American National Bank



Exhibit "C"

ZenVault Privacy Policy Agreement



ZenVault Customer Privacy Policy

LAST UPDATE OF THIS PRIVACY POLICY: This Policy was last updated on September 1, 2010.

ZenVault's Customer Privacy Policy covers the collection, use, and disclosure of personal information and Personal Health Information that may be collected by you or by ZenVault Medical Corporation (hereinafter "ZenVault" or "Us") anytime you interact with ZenVault, such as when you visit our website, when you sign up for and use the ZenVault Online Medical Records Vault Service (hereinafter the "Service"), or when you contact us for customer support.

For convenience, throughout this Policy material, we will refer to you as "You" (includes use of possessives like "Your" and "Yours").

Please carefully read the following to learn more about our information practices, including what type of information is gathered, how the information is used and for what purposes, to whom we disclose the information, and how we safeguard Your personal information. Your privacy is of the utmost importance to ZenVault, and we strive to protect it.

TWO TYPES OF INFORMATION COLLECTED

There are two types of information transmitted and received on the ZenVault Medical Records Vault Service Site (hereinafter the "Site"): (i) information about You collected during registration and Your use of the site ("Personal Information"); and (ii) the information You upload onto the Site that includes Your medical records ("Health Information").

PERSONAL INFORMATION

We necessarily collect limited personal information like your name and for a brief moment your credit card number because there is a link between your Health Information storage area and you. Please be informed about our chosen policy about the information we guard for you:

- We collect the minimum information necessary to make the system recognize you when you log in and link you to your Vault. We do not keep credit card information within our system, it is forwarded to a secure third party processing services provider by secure link, encrypted, and we do not store that information within our system;

- Most systems have a complex password retrieval system that asks questions like *"What is your youngest child's middle name?"* used to reference tables that give those other sites comfort in identifying you with an eventual refreshing of a password or the sending of the password to your e-mail address. **ZENVAULT HAS NO SUCH MEMORY DEVICES OR RETRIEVAL SYSTEMS. FOR YOUR PROTECTION, WE DO NOT STORE PASSWORDS OR "KEYS" ANYWHERE IN OUR SYSTEM—A UNIQUE AND TOTALLY SECURE ARRANGEMENT. IF YOU FORGET OR LOSE YOUR PASSWORD, NEITHER THE SYSTEM NOR ANYONE AT ZENVAULT CAN ASSIST YOU IN GAINING ACCESS TO YOUR PERSONAL VAULT. WE DESIGNED IT THIS WAY TO AFFORD YOU THE ULTIMATE IN SECURITY. NO ONE, NOT EVEN THE ENCRYPTION ENGINEERING STAFF CAN BREAK IN, ENTER, VIEW, ACCESS, OR MODIFY YOUR HEALTH RECORDS. IF YOU LOSE OR FORGET YOUR**

PASSWORD, YOUR ZENVAULT RECORDS ARE FOREVER UNABLE TO BE ACCESSED OR RETRIEVED.

YOUR PERSONAL HEALTH INFORMATION

One of the principal reasons why you should use our Service over others' is that we safeguard Health Information and will not disclose it (we *cannot* disclose it physically) without your permission and direct intervention. In fact, the design of our system is such that we have made the content of your internal "file cabinet" within our system impenetrable even to our engineers and programmers: we are *physically unable to access your Personal Health Information.* We know that a "file drawer" exists that is your personal file drawer with your records in it, we can allow you to access that file drawer, and we can delete the entire "file cabinet" as a complete and intact "unit," but *we can never see what is in the "file cabinet."*

You can share access to the information in your Personal Health Records with a doctor, care facility, dentist, any health care provider, hospital or your family members through invitation. You control the accessibility to the levels of records (obviously, an optometrist doesn't need to see your gynecological records, for example, and vice versa). These appointed invitees can be given access to modify or to add to your records, if you so desire.

Each set of records has a Custodian of Records. In most cases, that would be you, but you can share that duty with any person whom you choose—Your doctor, lawyer, spouse, elder care practitioner, friend and so on. This level of security has the ability to regulate and to give invitations to others and to delete and modify your records.

You may set up yourself as Custodian for each of your children. You may also set certain security levels and viewing capabilities on your powers of attorney for health care, Your general power of attorney, Your will(s) and Your trusts, if desired. A perfect and complete set of ZenVault records will contain Your birth certificate, insurance policies, marriage certificate and the like, with the potential to incorporate every record of any treatment since birth if those records exist and can be scanned.

BE MINDFUL THAT IF YOU ARE THE CUSTODIAN OF RECORDS FOR YOUR CHILD OR ANOTHER PERSON AND SOEMTHING HAPPENS TO YOU, THE RECORDS FOR ALL THOSE FOR WHOM YOU ARE CUSTODIAN ARE IN PERIL BECAUSE ZENVAULT HAS NO WAY TO ENTER INTO YOUR VAULT IN ANY WAY—IT IS COMPLETELY SECURED.

WHAT HAPPENS IN AN EMERGENCY AND I AM THE CUSTODIAN OF RECORDS?

In the event of a catastrophe or emergency, You may not be able to convey that You are a member of ZenVault nor may You be able to articulate Your password. Worse, one of Your children is taken to a facility without Your knowledge following an accident or serious sports injury. In these cases, Your records are on ZenVault, but how would the care providers know?

Your telephone or PDA should have a sticker on it identifying You as a ZenVault subscriber; Your telephone or PDA would have the ZenVault icon imbedded on its home screen. You may choose to wear a bracelet or necklace indicating Your ZenVault subscription.

Should You purchase the ZenVault Premium Level Service, you will have the opportunity to enroll in the EMT and health care providers Universal Password Program.

YOUR ZENVAULT ID AND RELATED INFORMATION

The ZenVault website and Service allows you to create a "ZenVault ID" based on your personal information. This service saves you time and allows for easier use of our Service. You obtain a ZenVault

Account by creating a personal profile and choose a password and password hint for security. The system saves your information and allows you to create a personal ZenVault ID.

PUBLICLY DISPLAYED INFORMATION IS PUBLIC

If you use a bulletin board or chat room on the Service you should be aware that any information you share is visible to other users. Personally identifiable information you submit to one of these forums can be read, collected, or used by other individuals to send you unsolicited messages. ZenVault is not responsible for the personally identifiable information you choose to submit in these forums.

WHEN WE DISCLOSE YOUR INFORMATION

ZenVault is committed to protecting your privacy. ZenVault does not sell or rent your contact information.

HOW WE PROTECT YOUR PERSONAL INFORMATION

ZenVault takes administrative, technical, and physical measures to safeguard your personal information against loss, theft, and misuse, as well as unauthorized access, disclosure, alteration, and destruction.

The Service uses Secure Sockets Layer (SSL) encryption on all web pages where personal information is required. To make purchases from the Service, you must use an SSL-enabled browser such as Internet Explorer, Safari, or Netscape Navigator 3.0 or later. Doing so protects the confidentiality of your personal and credit card information as it's transmitted over the Internet.

It is also important that you take precautions to protect your personal data when you are on the Internet. Change your passwords often using a combination of letters and numbers, and make sure you use a secure web browser. *See particular representations, warranties and related disclaimers in our Terms of Service documentation, found on the "Terms of Service" tab on our front page.*

INTEGRITY OF YOUR PERSONAL INFORMATION

ZenVault has safeguards in place to keep your personal information accurate, complete, and up to date for the purposes for which it is used. Of course, you always have the right to access the personal information you have provided in order to change or correct it. You can ensure that your contact information and preferences are accurate, complete, and up to date by refreshing Your ZenVault account as often as necessary.

OTHER COMPANIES' WEBSITES

ZenVault's website has links to the sites of other companies. ZenVault is not responsible for their privacy practices. We encourage you to learn about the privacy policies of those companies.

NEWSLETTER ON ZENVAULT AND HIPAA ISSUES

You may be interested to understand more about ZenVault's services as they are added, if any, and how we are staying compliant with the American Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and its ever-changing, complex rules. From time-to-time, ZenVault will publish a newsletter focusing on the maximization of the use of its Services, true-life stories where ZenVault assisted in the provision of medical records under catastrophic circumstances and tips on other medical-based topics of broad concern to our clients. You may opt in or opt out of this feature on our home page.

PRIVACY QUESTIONS

If you have questions or concerns about ZenVault's Customer Privacy Policy or data processing, please contact us at customersupport@ZenVaultMedical.com. We will respond to your inquiry within 30 days.

PRIVACY POLICY UPDATES

ZenVault may update its privacy policy from time to time without notifying You individually. If and when we change the policy in a material way, a notice will be posted on our website along with the updated privacy policy and a notice will appear the next time You login to ZenVault. Be forewarned that policies and terms of use will change regularly and if You do not logon regularly, changes may occur between Your login opportunities.

Exhibit 6.11

PROFESSIONAL SERVICES WORK ORDER

Design and Build Contract for www.zenvault.com

This PROFESSIONAL SERVICES WORK ORDER ("Work Order") is entered into effective July 1, 2010 (the "Effective Date") by and between Z9 SERVICES GROUP, LLC, a Colorado limited liability company, with a principal place of business at 450 East Happy Canyon Rd., Castle Rock, CO 80108 (hereinafter referred to as "Z9"), and ZenVault Medical Corporation, a Colorado corporation, with a principal place of business at 450 East Happy Canyon Rd., Castle Rock, CO 80108 (hereinafter referred to as "Company").

Z9 shall provide the services specified herein (the "Services") in accordance with and governed by the terms of the Professional Services Agreement (the "PSA") between Z9 and Company dated as of July 1, 2010. The purpose of this Work Order is to design, build and deploy a Personal Health Care portal for consumers under the name of www.zenvault.com. The scope and functionality of the portal is more particularly described in the attached ZenVault Executive Summary attached hereto as Exhibit A. This Work Order is attached to and made a part of the PSA. Unless otherwise noted, capitalized terms shall have the meaning set forth in the PSA. Upon completion of the project, ZeroNines shall provide a detailed work schedule denoting the time and hours incurred to complete the project.

1. **Performance-Based Services Fee and Payment. (Stock and Cash Consideration)**

a. Services Fee. The Services shall be performed by Z9 on a fixed-price basis. The fee for the Phase One thru Six services ("Services Fee") shall be capped at Six Hundred Twenty Thousand Dollars ($620,000.00). THIS FEE AMOUNT IS FOR SEGMENT ONE OF MULTIPLE SEGMENTS OF WEB SITE DEVELOPMENT; OTHER SEGMENTS ARE NOT CAPABLE OF CALCULATION UNTIL SEGMENT ONE IS COMPLETE. PRICING FOR SEGMENTS FOLLOWING DEVELOPMENT OF SEGMENT ONE SHALL BE CALCULATED AND DESCRIBED MORE FULLY IN SEPARATELY EXECUTED WORK ORDERS. AS SET FORTH HEREIN AS AN EXAMPLE, EACH INDIVIDUAL DEVELOPMENT SEGMENT WILL LIKELY CONSIST OF MULTIPLE WORK PHASES.

b. Services Fee. In addition to the cash compensation above, ZenVault shall also issue a stock certificate which shall be subordinate to the ZenVault Series A Stock pursuant to the Stock Provisions attached hereto as Exhibit "C." The Stock Certificate shall be a Series B Preferred Certificate subject to the terms of the ZenVault Reg A or Reg D Offering expected to be sold in Q1 of 2011. The Series B Stock Certificate shall be for 4,493,198 shares of ZenVault and shall be made out to ZeroNines Technology, Inc.

c. Performance-Based Payment. Company shall pay Z9 the Services Fee based on the performance of Company in (a) selling its Convertible Preferred Stock, Series "A", or other equity interests in Company (collectively, the "Stock"), as set forth in the Business Plan of Company, and (b) generating revenue from its business operations. Company shall pay Z9 as follows until the entire $620,000 Design and Build Fee has been paid:

c. "Phase 3"; will consist of a combination of Z9 and Company resources performing the Services necessary to complete the deliverables listed below.

i. Testing.

d. "Phases 4-6 shall consist of Building, Testing and Deploying a Commercial Grade, enterprise class portal capable of commercial sales for a personal health care portal.

3. Assumptions.

The set of project assumptions agreed upon by both Z9 and Company are documented below. Performance of the parties'obligations hereunder are expressly contingent upon the validity of the assumptions. To the extent that the invalidity on an assumption delays or prevents the performance by a party of any of its obligations hereunder, the parties agree to negotiate in good faith a Change Order to accommodate the changed circumstances. In the absence of such a Change Order, any delay or nonperformance reasonably caused by an invalid assumption shall be excused.

a. Company will provide any hardware required for the performance of the Services. The hardware must be available and on Company's communication network by the start of Phase 2. Delays due to the non-availability of the system once Z9 is on site will be subject to a Change Order or, in the absence thereof, excused.

b. Company will provide a dedicated Project Manager who will be the one point contact for Z9 during the performance of the Services. Weekly status reports will be sent to the Project Manager including project hour burn sheets. Delays due to system downtime, non-availability of Company personnel to validate data or to finalize business requirements will be communicated to the Project Manager. Appropriate Change Orders may need to be incorporated to account for these delays. Adequate notice to Z9 will be required in case of delays.

c. Company will provide Z9's personnel with office space, telephones with long-distance capabilities, broadband Internet access, printers, network names and passwords, and space on a shared drive to store project documentation.

d. Company's network system administrator will be responsible for configuration of the network, ongoing support of the network, implementation of any Services-related hardware or software, and maintaining the network and related communications.

e. Company has existing backup and recovery systems in place, and implementation of the Services will be included in these systems.

f. Z9 will have remote access to Company's hardware as needed in performing the Services. This includes VPN software and any necessary firewall rules to enable remote access.

IN WITNESS WHEREOF, the parties have caused this Work Order to be signed and accepted by their duly authorized representatives as of the date indicated below.

Z9 Services Group, LLC ("Z9")		ZenVault Medical Corporation ("Company")	
By:	[signature]	By:	[signature]
Printed Name:	Alan Gin	Printed Name:	John Bondorf
Title:	CEO	Title:	Chairman
Date:		Date:	12-15-2010

ESCROW AGREEMENT

This ESCROW AGREEMENT (this "***Agreement***") made as of the 5th day of October, 2011 by and between ZenVault Medical Corporation (the "***Company***"), located at 450 East Happy Canyon Road, Castle Rock, Colorado 80108, and U.S. Bank National Association, Corporate Trust Services, with offices at 950 17th Street, 12th Floor, Denver, Colorado 80202 (the "***Escrow Agent***").

WITNESSETH:

WHEREAS, the Company proposes to sell in an offering (the "***Offering***") up to 9,882,000 shares of Series A Preferred Stock (the "***Shares***"), inclusive of 682,000 shares that are the subject of a rescission offer (the "***Rescission Shares***"), in an exempt offering pursuant to the provisions of Regulation A under the Securities Act of 1933, as amended (the "***Securities Act***"), on a 500,000 Share minimum, 9,882,000 Share maximum basis, for minimum gross proceeds of $250,000 (the "***Minimum Offering Amount***") and maximum gross proceeds of $4,941,000 (the "***Maximum Offering Amount***") on a "best effort" basis to investors (the subscribers of the Shares pursuant to the Offering are hereinafter referred to as "***Investors***");

WHEREAS, the Company desires to establish an escrow account (the "***Escrow Account***") at the Escrow Agent, to which subscription monies which are received by the Escrow Agent in connection with the Offering are to be credited, and the Escrow Agent is willing to establish the Escrow Account on the terms and subject to the conditions hereinafter set forth; and

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto hereby agree as follows:

1. Information Sheet. Each capitalized term not otherwise defined in this Agreement shall have the meaning set forth for such term on the information sheet which is attached to this Agreement as Exhibit A and is incorporated by reference herein and made a part hereof (the "***Information Sheet***").

2. Establishment of the Bank Account.

2.1 The Escrow Agent shall establish and maintain the Escrow Account for (a) the deposit of all subscription monies (checks or wire transfers) which are received by the Company from prospective Investors of the Shares, (b) the holding of amounts of subscription monies, including subscription monies previously received by the Escrow Agent with respect to the Rescission Shares and those subscription monies which are collected through the banking system, and (c) the disbursement of collected funds, all as described herein.

2.2 The Escrow Account will have on opening an aggregate of $340,665.57 (together with accrued interest from and after September 22, 2011), representing the proceeds from the prior sale of the Rescission Shares. Commencing on the date the Company's Form 1-A is qualified (the "***Qualification Date***") by the Securities and Exchange Commission (the "***SEC***"), the Company will notify the Escrow Agent of such qualification, at which time additional amounts can then be accepted for credit to the Escrow Account.

2.3 For a period of 30 days from the Qualification Date (the "***Rescission Period***"), the Escrow Agent shall within two business days accept and execute any instructions from the Company with respect to the return of the subscription price paid by prior subscribers (the "***Prior Subscribers***" or a "***Prior Subscriber***") for prior purchases of the Rescission Shares. Such instructions from the Company shall include the name of the Prior Subscriber, the purchase price of the Rescission Shares purchased by the Prior Subscriber and to be refunded by the Escrow Agent to the Prior Subscriber, and the bank account to which funds are to be wired for the credit of the Prior Subscriber or the address to which a check is to be mailed (by certified or registered mail, at the Escrow Agent's discretion) by the Escrow Agent to the Prior Subscriber. Any refund to a Prior Subscriber shall be made only pursuant to instructions from the Company, which may be irrevocably relied upon by the Escrow Agent without investigation, limitation or liability of any kind whatsoever. At such time as the Rescission Period expires or all the

Prior Subscribers shall have rejected the Rescission Offer, all amounts then remaining on deposit in the Escrow Account from the Prior Subscribers' purchase of the Rescission Shares shall be credited against the Minimum Offering Amount.

2.4 The "***Offering Period***" shall initially commence on the Qualification Date and shall continue until the earliest of (i) the Company notifying the Escrow Agent of the termination of the Offering, or (ii) the date on which all the offered Shares have been sold (hereinafter, the date referenced in clause (i) or (ii) immediately above shall be the "***Termination Date***").

3. Deposits to the Bank Account.

3.1 The Company shall promptly deliver to the Escrow Agent all monies which it receives from prospective Investors in payment for the Shares, which monies may be in the form of checks or cashier's checks. Upon the Escrow Agent's receipt of such checks, the monies represented thereby shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable substantially as follows to "ZenVault Medical Corporation Escrow Account" Any check payable other than to the Escrow Agent as required hereby shall be returned to the prospective Investor, or if the Escrow Agent has insufficient information to do so, then to the Company (together with any Subscription Information, as defined below or other documents delivered therewith) by noon of the next business day following receipt of such check by the Escrow Agent, and such check shall be deemed not to have been delivered to the Escrow Agent pursuant to the terms of this Agreement.

3.2 Promptly after receiving subscription monies as described in Section 3.1, the Escrow Agent shall deposit the same into the Escrow Account. Amounts of monies so deposited are hereinafter referred to as "***Escrow Amounts.***" The Escrow Agent shall process all Escrow Amounts for collection through the banking system. Simultaneously with each deposit to the Escrow Account, the Company shall inform the Escrow Agent in writing of the name, address, and the tax identification number of the Investor, the amount of Shares subscribed for by such Investor, and the aggregate dollar amount of such subscription (collectively, the "***Subscription Information***").

3.3 The Escrow Agent shall not be required to accept for credit or deposit to the Escrow Account checks which are not accompanied by the appropriate Subscription Information from the Company or the Investor, which at minimum shall include the name, address, tax identification number and the number of Shares purchased.

3.4 The Escrow Agent shall not be required to accept in the Escrow Account any amounts representing payments by prospective Investors, whether by check or wire, except during the Escrow Agent's regular business hours.

3.5 Those Escrow Amounts which have been deposited in the Escrow Account and which have cleared the banking system and have been collected by the Escrow Agent are herein referred to as the "***Fund.***"

3.6 If the Offering is terminated before the Termination Date, the Escrow Agent shall refund any uncollected portion of the Fund prior to disbursement of the Fund in accordance with Article 4 hereof upon instructions in writing signed by the Company.

4. Disbursements from the Escrow Account.

4.1 If at any time up to the Termination Date, the Escrow Agent receives notification from the Company that at least the Minimum Offering Amount has been deposited and collected in the Escrow Account, the Escrow Agent shall facilitate an initial closing (the "***Initial Closing***") based upon written instructions signed by the Company. Upon receipt of such written instructions, the Escrow Agent shall promptly disburse the Fund by wiring funds from the Escrow Account as instructed by the Company.

4.2 If at any time after the Initial Closing and up to the Termination Date, the Escrow Agent receives notification of a proposed closing from the Company (a "***Subsequent Closing***"), the Escrow Agent shall facilitate periodic Subsequent Closings based upon written instructions signed and delivered by the Company. Upon receipt of written instructions, the Escrow Agent shall promptly disburse the Fund then on deposit in the Escrow Account by wiring funds from the Escrow Account.

4.3 At each Closing, Company counsel shall provide a letter to the Escrow Agent stating that all conditions for release of the Funds have been met.

4.4 This Section 4.4 applies only if a Collection Period has been provided for by the appropriate indication on the Information Sheet, and the Collection Period begins immediately prior to the Termination Date. If the Escrow Agent has on hand at the close of business on the Termination Date any uncollected portion of the Offering Amount, the Collection Period (consisting of the number of business days set forth on the Information Sheet) shall be utilized to allow such uncollected amounts to clear the banking system. During the Collection Period, the Company shall not deposit, and the Escrow Agent shall not accept, any additional amounts; provided, however, that such amounts as were received by the Company by the close of business on the Termination Date may be deposited with the Escrow Agent by noon of the next business day following the Termination Date. Any uncollected funds which clear the banking system after the Collection Period shall be promptly returned directly to each Investor without interest or deduction therefrom.

4.5 Upon disbursement of the Fund pursuant to the terms of this Article 4, the Escrow Agent shall be relieved of further obligations and released from all liability under this Agreement. It is expressly agreed and understood that in no event shall the aggregate amount of payments made by the Escrow Agent exceed the amount of the Fund.

5. Rights, Duties and Responsibilities of Escrow Agent. It is understood and agreed that the duties of the Escrow Agent are purely ministerial in nature, and that:

5.1 The Escrow Agent shall notify the Company from time to time of the amounts which have been deposited in the Escrow Account and of the amounts, constituting the Fund, which have cleared the banking system and have been collected. The Escrow Agent shall also provide such information upon telephonic request from the Company or its authorized counsel, Robert W. Walter, Esq. of Richardson & Patel, LLP.

5.2 The Escrow Agent shall not be responsible for or be required to enforce any of the terms or conditions of the Offering, nor shall the Escrow Agent be responsible for the performance by the Company of its obligations under this Agreement.

5.3 The Escrow Agent shall not be required to accept from the Company any Subscription Information pertaining to prospective Investors unless such Subscription Information is accompanied by checks or wire transfers meeting the requirements of Section 3.1, nor shall the Escrow Agent be required to keep records of any information with respect to payments deposited by the Company except as to the amount of such payments; however, the Escrow Agent shall notify the Company within a reasonable time of any discrepancy between the amount set forth in any Subscription Information and the amount delivered to the Escrow Agent therewith. Such amount need not be accepted for deposit in the Escrow Account until such discrepancy has been resolved.

5.4 The Escrow Agent shall be under no duty or responsibility to enforce collection of any check delivered to it hereunder. The Escrow Agent, within a reasonable time, shall return to the Company any check received which is dishonored, together with the Subscription Information, if any, which accompanied such check.

5.5 If the Escrow Agent is uncertain as to its duties or rights hereunder or shall receive instructions with respect to the Escrow Account or the Fund which, in its sole determination, are in conflict either with other instructions received by it or with any provision of this Agreement, it shall be entitled to hold the Fund, or a portion thereof, in the Escrow Account pending the resolution of such uncertainty to the Escrow Agent's sole satisfaction or, if applicable, by final judgment of a court of competent jurisdiction.

5.6 The Escrow Agent shall not be liable for any action taken or omitted hereunder, or for the misconduct of any employee, agent or attorney appointed by it, except in the case of willful misconduct or gross negligence. The Escrow Agent shall be entitled to consult with counsel of its own choosing and shall not be liable for any action taken, suffered or omitted by it in accordance with the advice of such counsel.

5.7 The Escrow Agent shall have no responsibility at any time to ascertain whether or not any security interest exists in the Escrow Amounts, the Fund or any part thereof or to file any financing statement under the Uniform Commercial Code with respect to the Fund or any part thereof.

6. Amendment; Resignation or Removal of Escrow Agent. This Agreement may be altered or amended only with the written consent of the Company and the Escrow Agent. The Escrow Agent may resign and be discharged from its duties hereunder at any time by giving written notice of such resignation to the Company specifying a date when such resignation shall take effect and upon delivery of the Fund to the successor escrow agent designated by the Company in writing. Such successor escrow agent shall become the Escrow Agent hereunder upon the resignation date specified in such notice. If the Company fails to designate a successor Escrow Agent within thirty (30) days after such notice, then the resigning Escrow Agent shall promptly refund the amount in the Fund to each prospective Investor, without interest thereon or deduction. The Escrow Agent shall continue to serve until its successor accepts the escrow and receives the Fund. The Company shall have the right at any time to remove the Escrow Agent and substitute a new escrow agent by giving notice thereof to the Escrow Agent then acting. Upon its resignation and delivery of the Fund as set forth in this Section 6, the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with the escrow contemplated by this Agreement, except in the case of willful misconduct or gross negligence by the Escrow Agent. Without limiting the provisions of Section 8 hereof, the resigning Escrow Agent shall be entitled to be reimbursed by the Company for any reasonable expenses incurred in connection with its resignation, transfer of the Fund to a successor escrow agent, or distribution of the Fund pursuant to this Section 6.

7. Representations and Warranties. The Company hereby represents and warrants to the Escrow Agent that:

7.1 No party other than the parties hereto and the prospective Investors have, or shall have, any lien, claim or security interest in the Escrow Amounts or the Fund or any part thereof.

7.2 No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Account or the Fund or any part thereof.

7.3 The Subscription Information submitted with each deposit shall, at the time of submission and at the time of the disbursement of the Fund, be deemed a representation and warranty that such deposit represents, to the best knowledge of the Company, a bona fide payment by the Investor described therein for the amount of Shares set forth in such Subscription Information.

7.4 All of the information contained in the Information Sheet is, as of the date hereof, and will be, at the time of any disbursement of the Fund, true and correct.

7.5 Reasonable controls have been established and required due diligence performed by the Company to comply with the USA Patriot Act, Office of Foreign Asset Control (OFAC) regulations and the Bank Secrecy Act.

7.6 The execution, delivery, and performance of this Agreement is in accordance with the agreements related to the offering of the Shares and will not violate, conflict with, or cause a default under its articles of incorporation, bylaws, management agreement or other organizational document, as applicable, any applicable law, rule or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement, including the agreements related to the offering of the Shares, to which it is a party or any of its property is subject.

7.7 The Escrow Agent is appointed to act as agent only for the limited purposes set forth in this Agreement; no representation, statement, communication or other suggestion shall be made that the Escrow Agent has investigated the desirability or advisability of investment in the Shares or has approved, endorsed or passed upon the merits of purchasing the Shares; and the name of the Escrow Agent has not and shall not be used in any manner in connection with the offering of the Shares other than to state that the Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

7.8 It possesses such valid and current licenses, certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct its respective businesses, and it has not received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such license, certificate, authorization or permit.

7.9 All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement of the Escrow Amounts or the Fund or any part thereof.

8. Fees and Expenses. The Escrow Agent shall be entitled to the Escrow Agent Fees set forth on the Information Sheet, payable as and when stated therein. In addition, the Company agrees to reimburse the Escrow Agent for any reasonable expenses incurred in connection with this Agreement, including, but not limited to, reasonable counsel fees.

9. Indemnification and Contribution.

9.1 The Company (referred to as the ***"Indemnitor"***) agrees to indemnify the Escrow Agent and its officers, directors, employees, agents and shareholders (collectively referred to as the ***"Indemnitees"***) against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including without limitation, reasonable counsel fees, which the Indemnitees may suffer or incur by reason of any action, claim or proceeding brought against the Indemnitees arising out of or reasonably relating to this Agreement or any transaction to which this Agreement reasonably relates, unless such action, claim or proceeding is the result of the willful misconduct or gross negligence of the Indemnitees.

9.2 If the indemnification provided for in Section 9.1 is applicable, but for any reason is held to be unavailable, the Indemnitor shall contribute such amount as is just and equitable to pay, or to reimburse the Indemnitees for, the aggregate of any and all losses, liabilities, costs, damages and expenses, including reasonable counsel fees, actually incurred by the Indemnitees as a result of or in connection with, any amount paid in settlement of, and any action, claim or proceeding arising out of or reasonably relating to any actions or omissions of the Indemnitor.

9.3 The provisions of this Article 9 shall survive any termination of this Agreement, whether by disbursement of the Fund, resignation of the Escrow Agent or otherwise.

10. Termination of Agreement. This Agreement shall terminate on the final disposition of the Fund pursuant to Section 4, provided that the rights of the Escrow Agent and the obligations of the Company under Section 9 shall survive the termination hereof and the resignation or removal of the Escrow Agent.

11. Governing Law and Assignment. This Agreement shall be construed in accordance with and governed by the laws of the State of Colorado, without regard to the conflicts of laws principles thereof, and shall be binding, upon the parties hereto and their respective successors and assigns; provided, however, that any assignment or transfer by any party of its rights under this Agreement or with respect to the Escrow Account or the Fund shall be void as against the Escrow Agent unless (a) written notice thereof shall be given to the Escrow Agent; and (b) the Escrow Agent shall have consented in writing to such assignment or transfer.

12. Notices. All notices required to be given in connection with this Agreement shall be sent by registered or certified mail, return receipt requested, or by hand delivery with receipt acknowledged, or by the Express Mail service offered by the United States Postal Service, and addressed, if to the Company, at its address set forth above, and if to the Escrow Agent, at its address set forth above, to the attention of Corporate Actions.

13. Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be determined to be invalid or unenforceable, the remaining provisions of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

14. Execution in Several Counterparts. This Agreement may be executed in several counterparts or by separate instruments and by facsimile transmission and all of such counterparts and instruments shall constitute one agreement, binding on the parties hereto, and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings (written or oral) of the parties in connection therewith.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

U.S. BANK NATIONAL ASSOCIATION

By: ______________________________
Print Name: Kathleen Connelly
Title: Vice President

ZENVAULT MEDICAL CORPORATION

By: ______________________________
Name: John C. Botdorf
Title: Executive Chairman

14. Execution in Several Counterparts. This Agreement may be executed in several counterparts or by separate instruments and by facsimile transmission and all of such counterparts and instruments shall constitute one agreement, binding on the parties hereto, and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings (written or oral) of the parties in connection therewith.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

U.S. BANK NATIONAL ASSOCIATION

By: ______________________________
Print Name: ______________________
Title: ___________________________

ZENVAULT MEDICAL CORPORATION

By: ______________________________
Name: John C. Botdorf
Title: Executive Chairman

EXHIBIT A

ESCROW AGREEMENT INFORMATION SHEET

1. The Company
   Name: ZenVault Medical Corporation.
   Address: 450 East Happy Canyon Road
   Castle Rock, Colorado 80108

   State of incorporation or organization: Colorado

2. The Escrow Agent
   Name: U.S. Bank National Association
   Corporate Trust Services
   Address: 950 17th Street, 12th Floor
   Denver, Colorado 80202

3. The Shares
   Description of the Shares to be offered: Shares of Series A Preferred Stock.

   Offering price per Share: $0.50 per Share.

4. Minimum Amount Required for Disbursement of the Escrow Account
   Minimum number of Shares to be sold is 500,000 and the minimum dollar amount which must be collected before the Fund may be disbursed to the Company is $250,000 (which may include the purchase price of Rescission Shares as to which the Prior Subscribers elect not to rescind).

   Maximum Amount - The maximum number of Shares to be sold is 9,880,000 Shares and the maximum dollar amount is $4,941,000 (giving effect to the rejection of the Rescission Offer by all Prior Subscribers).

5. Plan of Distribution of the Shares
   Offering Period: From [•], 2011 (the Qualification Date) until the Termination Date.
   Collection Period, if any: 10 business days.

6. Title of Bank Account:
   ZenVault Medical Corporation Escrow Account.

7. Checks payable: ZenVault Medical Corporation Escrow Account.

8. Escrow Agent Fees
   $ 500 upon the execution of this Agreement; $1,000 at first closing; $1,000 at second closing. All other fees will be mutually agreed upon by the Company and the Escrow Agent.

10. Company Federal Employer Identification No.

    27-3255818

Exhibit 10.2

CONSENT OF NOMINEE FOR DIRECTOR

In connection with the offering described in Amendment No. 3 to the Form 1-A Regulation A Offering Statement, SEC File No. 024-10291, as the same may hereafter be further amended from time to time (the "Offering Statement") of ZenVault Medical Corporation (the "Company"), the undersigned hereby consents to being named and described as a director nominee in the Offering Statement and any amendment or supplement to the Offering Statement, and to the filing of this consent as an exhibit to such Offering Statement.

Mark W. Brunvand

Dated: September 1, 2011